     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 1996

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                            BT FINANCIAL CORPORATION
             (Exact name of registrant as specified in its charter)

           PENNSYLVANIA                          6022                           25-1441348
   (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
of incorporation or organization)    Classification Code Number)           Identification No.)

                              BT FINANCIAL PLAZA,
                 551 MAIN STREET, JOHNSTOWN, PENNSYLVANIA 15901
                                 (814) 532-3801
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                JOHN H. ANDERSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            BT FINANCIAL CORPORATION
                              BT FINANCIAL PLAZA,
                 551 MAIN STREET, JOHNSTOWN, PENNSYLVANIA 15901
                                 (814) 532-3801
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

     DENNIS M. SHEEDY, ESQ.             CHARLES B. JARRETT JR., ESQ.
   KIRKPATRICK & LOCKHART LLP          PLOWMAN, SPIEGEL & LEWIS, P.C.
      1500 OLIVER BUILDING               GRANT BUILDING, SUITE 230
 PITTSBURGH, PENNSYLVANIA 15222             PITTSBURGH, PA 15219
         (412) 355-6500                        (412) 471-8521

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

===========================================================================================================
                                                            PROPOSED         PROPOSED
                                          AMOUNT             MAXIMUM          MAXIMUM
      TITLE OF EACH CLASS OF              TO BE          OFFERING PRICE      AGGREGATE        AMOUNT OF
   SECURITIES TO BE REGISTERED        REGISTERED(1)        PER UNIT(2)   OFFERING PRICE(2) REGISTRATION FEE
- -----------------------------------------------------------------------------------------------------------
Common stock, par value
  $5.00 per share.................       1,127,069           $17.99         $20,277,441        $6,993
- -----------------------------------------------------------------------------------------------------------
Preferred Share Purchase Rights...       1,127,069            N.A.             N.A.             N.A.
===========================================================================================================

(1) Represents the maximum number of shares of common stock and preferred share purchase rights of the registrant which may be issued to holders of Moxham Bank Corporation common stock and preferred stock upon consummation of the merger described in this registration statement.

(2) Estimated solely for the purpose of calculating the amount of the registration fee, in accordance with Rule 457(f)(2), on the basis of the book value per share of Moxham Bank Corporation common stock and preferred stock as of December 31, 1995. For purposes of estimating the offering price and the registration fee, the preferred share purchase rights are not deemed to have any material value apart from the registrant's common stock with which such rights are associated.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            BT FINANCIAL CORPORATION

       CROSS-REFERENCE SHEET PURSUANT TO RULE 404(A) OF REGULATION C AND
          ITEM 501(B) OF REGULATION S-K SETTING FORTH THE LOCATION IN
        THE JOINT PROXY STATEMENT/PROSPECTUS OF THE INFORMATION REQUIRED
                             BY PART I OF FORM S-4.

                                                                LOCATION IN PROXY
        FORM S-4 ITEM NUMBER AND CAPTION                      STATEMENT/PROSPECTUS
        --------------------------------                      --------------------
A. INFORMATION ABOUT THE TRANSACTION

  1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus.....  Outside Front Cover Page; Cross Reference
                                                   Sheet; Outside Front Cover Page of Proxy
                                                   Statement/Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Available Information; Incorporation of
                                                   Certain Documents by Reference; Table of
                                                   Contents
  3.  Risk Factors, Ratio of Earnings to Fixed
      Charges and Other Information..............  Summary; Comparative Per Share Data;
                                                   Comparative Market Prices; Selected
                                                   Financial Information

  4.  Terms of the Transaction...................  Summary; The Merger; The Merger Agreement;
                                                   Comparison of Shareholder Rights;
                                                   Description of BT Financial Capital Stock

  5.  Pro Forma Financial Information............  Summary; Unaudited Pro Forma Condensed
                                                   Combined Financial Information
  6.  Material Contracts with the Company Being
      Acquired...................................  Summary; The Meetings; The Merger; The
                                                   Merger Agreement
  7.  Additional Information Required for
      Reoffering by Persons and Parties Deemed to
      be Underwriters............................                   *

  8.  Interests of Named Experts and Counsel.....                   *

  9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................                   *

B. INFORMATION ABOUT THE REGISTRANT

 10.  Information with Respect to S-3
      Registrants................................  Outside Front Cover Page; Summary; Selected
                                                   Financial Information; Certain Information
                                                   Regarding BT Financial
 11.  Incorporation of Certain Information by
      Reference..................................  Incorporation of Certain Documents by
                                                   Reference
 12.  Information with Respect to S-2 or S-3
      Registrants................................                   *
 13.  Incorporation of Certain Information by
      Reference..................................                   *

14.  Information with Respect to Registrants
      Other Than S-3 or S-2 Registrants..........                   *

                                                                LOCATION IN PROXY
        FORM S-4 ITEM NUMBER AND CAPTION                      STATEMENT/PROSPECTUS
        --------------------------------                      --------------------
C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

 15.  Information with Respect to S-3
      Companies..................................                       *

 16.  Information with Respect to S-2 or S-3
      Companies..................................                       *

 17.  Information with Respect to Companies Other
      Than S-3 or S-2 Companies..................  Summary; Selected Financial Information;
                                                   Certain Information Regarding Moxham; Index
                                                   to Moxham and Armstrong Financial
                                                   Statements
D. VOTING AND MANAGEMENT INFORMATION

 18.  Information if Proxies, Consents or
      Authorizations are to be Solicited.........  Incorporation of Certain Documents by
                                                   Reference; Summary; The Meetings; The
                                                   Merger
 19.  Information if Proxies, Consents or
      Authorizations are not to be Solicited or
      in an Exchange Offer.......................                       *

- ---------------
* Not applicable or the answer is negative.

                            MOXHAM BANK CORPORATION
                               540 CENTRAL AVENUE
                         JOHNSTOWN, PENNSYLVANIA 15902

                                                                  April   , 1996

Dear Shareholder:

     You are cordially invited to attend a special meeting (the "Moxham Meeting") of the shareholders of Moxham Bank Corporation ("Moxham") to be held at Moxham's executive offices, 540 Central Avenue, Johnstown, Pennsylvania, at
10:00 a.m., local time, on May   , 1996.

     The purpose of the Moxham Meeting is to vote on adoption and approval of the Agreement and Plan of Reorganization dated January 12, 1996, by and between Moxham and BT Financial Corporation, a Pennsylvania corporation ("BT Financial") (the "Merger Agreement"), providing for the merger of Moxham into BT Financial (the "Merger").

     The Merger Agreement provides that at the effective time of the merger each outstanding share of Moxham common stock will be converted into 1.15 shares of BT Financial common stock ("BT Financial Common Stock") and each share of Moxham preferred stock will be converted into 6.325 shares of BT Financial Common Stock.

     BT Financial is a multi-bank holding company organized under the laws of the Commonwealth of Pennsylvania with headquarters in Johnstown, Pennsylvania. At December 31, 1995, BT Financial had consolidated total assets of approximately $1.2 billion, consolidated total deposits of approximately $1.04 billion and consolidated total shareholders' equity of approximately $102 million. BT Financial Common Stock is quoted on the Nasdaq Stock Market under
the symbol "BTFC". The closing price for BT Financial Common Stock on April   ,
1996 was $     per share.

     Moxham is a multi-bank holding company organized under the laws of the Commonwealth of Pennsylvania. At December 31, 1995, Moxham had consolidated total assets of approximately $241 million, consolidated total deposits of approximately $218 million and consolidated total shareholder's equity of approximately $20 million.

     The Merger Agreement also provides for the merger of The First National Bank of Garrett and The Moxham National Bank of Johnstown, national banking associations and wholly-owned subsidiaries of Moxham, into Johnstown Bank and Trust Company, a Pennsylvania bank and trust company and a wholly-owned subsidiary of BT Financial.

     The Board of Directors of Moxham believes that the Merger is in the best interests of Moxham and its shareholders and recommends that you vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby. The attached Joint Proxy Statement/Prospectus explains the Merger in detail. Please carefully review and consider all of this information.

     It is especially important that your shares be represented and voted at the Moxham Meeting. Please complete, sign, date and promptly return the enclosed proxy card even if you currently plan to attend the Moxham Meeting. You may revoke your proxy at any time before it is voted by giving written notice to Moxham. If you attend the meeting and vote in person, your vote will supersede your proxy.

                                          Sincerely,

                                          J. William Smith
                                          President and
                                          Chief Executive Officer

                            MOXHAM BANK CORPORATION
                               540 CENTRAL AVENUE
                         JOHNSTOWN, PENNSYLVANIA 15902

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MAY    , 1996

     NOTICE IS HEREBY GIVEN that a special meeting (the "Moxham Meeting") of shareholders of Moxham Bank Corporation, a Pennsylvania corporation ("Moxham"),
will be held on May      , 1996, at the executive offices of Moxham at 540
Central Avenue, Johnstown, Pennsylvania, commencing at 10:00 a.m., local time, to consider and vote upon the following:

          1. A proposal to adopt and approve an Agreement and Plan of Reorganization dated as of January 12, 1996 by and between BT Financial Corporation, a Pennsylvania business corporation ("BT Financial") and Moxham, pursuant to which Moxham will merge (the "Merger") with and into BT Financial, with BT Financial being the surviving corporation, and immediately following the Merger, BT Financial will merge (the "Bank Merger") The Moxham National Bank of Johnstown, a national banking association and The First National Bank of Garrett, a national banking association (collectively the "Banks"), wholly-owned subsidiaries of Moxham, with and into Johnstown Bank and Trust Company ("Johnstown Bank"), a Pennsylvania bank and trust company and wholly-owned subsidiary of BT Financial, with Johnstown Bank as the surviving corporation, as more fully described in the enclosed Joint Proxy Statement/Prospectus; and

          2. The transaction of such other business as may properly come before the Moxham Meeting or any adjournment or postponement thereof.

     Only holders of record of shares of Moxham common stock at the close of
business on April   , 1996 are entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof.

     Any Moxham shareholder will have the right to dissent from the Merger and to obtain payment for the fair value of his shares upon compliance with the applicable provisions of Pennsylvania law. For a summary of the rights of Moxham shareholders to dissent, see "The Merger--Rights of Dissenting Shareholders" in the attached Joint Proxy Statement/Prospectus. A copy of Subchapter D of Chapter 15 and Section 1930 of the Pennsylvania Business Corporation Law of 1988, which relates to dissenters' rights, is included in the attached Joint Proxy Statement/Prospectus as Annex D.

                                        By Order of the Board of Directors,

                                        J. William Smith
                                        President and Chief Executive Officer
April   , 1996

SHAREHOLDERS OF MOXHAM COMMON STOCK ARE URGED TO MARK, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A SHAREHOLDER OF MOXHAM COMMON STOCK RECEIVES MORE THAN ONE PROXY CARD BECAUSE THAT SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR AT DIFFERENT ADDRESSES, EACH PROXY CARD SHOULD BE COMPLETED AND RETURNED. YOUR COOPERATION WILL BE APPRECIATED. ALL PROPERLY EXECUTED PROXIES RECEIVED PRIOR TO OR AT THE MOXHAM MEETING WILL BE VOTED WITH RESPECT TO THE MATTER IDENTIFIED ON THE PROXY CARDS IN ACCORDANCE WITH ANY INSTRUCTIONS THEREON AND, IF NO INSTRUCTIONS ARE GIVEN, WILL BE VOTED FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

                            BT FINANCIAL CORPORATION
                               BT FINANCIAL PLAZA
                                551 MAIN STREET
                         JOHNSTOWN, PENNSYLVANIA 15901

                                                                  April   , 1996

Dear Shareholder:

     You are cordially invited to attend a special meeting (the "BT Financial Meeting") of the shareholders of BT Financial Corporation ("BT Financial") to be held at the executive offices of Johnstown Bank and Trust Company ("Johnstown Bank"), 532-34 Main Street, Johnstown, Pennsylvania, at 10:00 a.m., local time,
on May      , 1996.

     The purpose of the BT Financial Meeting is to vote on adoption and approval of the Agreement and Plan of Reorganization dated January 12, 1996, by and between BT Financial and Moxham Bank Corporation, a Pennsylvania corporation ("Moxham") (the "Merger Agreement"), providing for the merger of Moxham into BT Financial (the "Merger").

     The Merger Agreement provides that at the effective time of the merger each outstanding share of Moxham common stock will be converted into 1.15 shares of BT Financial common stock ("BT Financial Common Stock") and each share of Moxham preferred stock will be converted into 6.325 shares of BT Financial Common Stock.

     Moxham is a multi-bank holding company organized under the laws of the Commonwealth of Pennsylvania. At December 31, 1995, Moxham had consolidated total assets of approximately $241 million, consolidated total deposits of approximately $218 million and consolidated total shareholder's equity of approximately $20 million.

     BT Financial is a multi-bank holding company organized under the laws of the Commonwealth of Pennsylvania with headquarters in Johnstown, Pennsylvania. At December 31, 1995, BT Financial had consolidated total assets of approximately $1.2 billion, consolidated total deposits of approximately $1.04 billion and consolidated total shareholders' equity of approximately $102 million. BT Financial Common Stock is quoted on the Nasdaq Stock Market under
the symbol "BTFC". The closing price for BT Financial Common Stock on April   ,
1996 was $     per share.

     The Merger Agreement also provides for the merger of The First National Bank of Garrett and The Moxham National Bank of Johnstown, national banking associations and wholly-owned subsidiaries of Moxham, into Johnstown Bank, a Pennsylvania bank and trust company and a wholly-owned subsidiary of BT Financial.

     The Board of Directors of BT Financial believes that the Merger is in the best interests of BT Financial and its shareholders and recommends that you vote FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby. The attached Joint Proxy Statement/Prospectus explains the Merger in detail. Please carefully review and consider all of this information.

     It is especially important that your shares be represented and voted at the BT Financial Meeting. Please complete, sign, date and promptly return the enclosed proxy card even if you currently plan to attend the BT Financial Meeting. You may revoke your proxy at any time before it is voted by giving written notice to BT Financial. If you attend the meeting and vote in person, your vote will supersede your proxy.

                                          Sincerely,

                                          John H. Anderson
                                          Chairman and
                                          Chief Executive Officer

                            BT FINANCIAL CORPORATION
                               BT FINANCIAL PLAZA
                                551 MAIN STREET
                         JOHNSTOWN, PENNSYLVANIA 15901

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MAY    , 1996

     NOTICE IS HEREBY GIVEN that a special meeting (the "BT Financial Meeting") of shareholders of BT Financial Corporation, a Pennsylvania Corporation ("BT
Financial"), will be held on May      , 1996, at the executive offices of
Johnstown Bank and Trust Company at 532-34 Main Street, Johnstown, Pennsylvania, commencing at 10:00 a.m., local time, to consider and vote upon the following:

          1. A proposal to adopt and approve an Agreement and Plan of Reorganization dated as of January 12, 1996 by and between BT Financial and Moxham Bank Corporation ("Moxham"), a Pennsylvania business corporation, and, pursuant to which Moxham will merge (the "Merger") with and into BT Financial, with BT Financial being the surviving corporation, and immediately following the Merger, BT Financial will merge (the "Bank Merger") The Moxham National Bank of Johnstown, a national banking association and The First National Bank of Garrett, a national banking association (collectively the "Banks"), wholly-owned subsidiaries of Moxham with and into Johnstown Bank, a Pennsylvania bank and trust company and wholly-owned subsidiary of BT Financial, with Johnstown Bank as the surviving corporation, as more fully described in the enclosed Joint Proxy Statement/Prospectus; and

          2. The transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

     Only holders of record of shares of BT Financial Common Stock at the close
of business on April   , 1996 are entitled to notice of and to vote at the BT
Financial Meeting and any adjournment or postponement thereof.

                                        By Order of the Board of Directors,

                                        John H. Anderson
                                        Chairman and Chief Executive Officer
April   , 1996

BT FINANCIAL SHAREHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF A BT FINANCIAL SHAREHOLDER RECEIVES MORE THAN ONE PROXY CARD BECAUSE THAT SHAREHOLDER OWNS SHARES REGISTERED IN DIFFERENT NAMES OR AT DIFFERENT ADDRESSES, EACH PROXY CARD SHOULD BE COMPLETED AND RETURNED. YOUR COOPERATION WILL BE APPRECIATED. ALL PROPERLY EXECUTED PROXIES RECEIVED PRIOR TO OR AT THE BT FINANCIAL MEETING WILL BE VOTED WITH RESPECT TO THE MATTER IDENTIFIED ON THE PROXY CARDS IN ACCORDANCE WITH ANY INSTRUCTIONS THEREON AND, IF NO INSTRUCTIONS ARE GIVEN, WILL BE VOTED FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION

                              DATED APRIL 19, 1996

                             JOINT PROXY STATEMENT
                                       OF
                            BT FINANCIAL CORPORATION
                                      AND
                            MOXHAM BANK CORPORATION
                            ------------------------

                                   PROSPECTUS
                                       OF
                            BT FINANCIAL CORPORATION
                            ------------------------

     This Joint Proxy Statement/Prospectus is being furnished to shareholders BT Financial Corporation, a Pennsylvania corporation ("BT Financial") and Moxham Bank Corporation, a Pennsylvania Corporation ("Moxham"), in connection with the solicitation of proxies by the respective Boards of Directors of such corporations for use at a special meeting of the shareholders of BT Financial (including any adjournments or postponements thereof, the "BT Financial Meeting") and a special meeting of the shareholders of Moxham (including any adjournments or postponements thereof, the "Moxham Meeting" and together with
the BT Financial Meeting, the "Meetings") to be held on May   , 1996. The
purpose of the Meetings is to consider and take action on the proposed merger of Moxham into BT Financial (the "Merger"), pursuant to the terms of the Agreement and Plan of Reorganization dated as of January 12, 1996 by and between BT Financial and Moxham (the "Merger Agreement"), as more fully described elsewhere in this Joint Proxy Statement/Prospectus.

     This Joint Proxy Statement/Prospectus also constitutes a prospectus of BT Financial Corporation, relating to a maximum of 1,127,069 shares of common stock, par value $5.00 per share ("BT Financial Common Stock"), of BT Financial to be issued to Moxham shareholders pursuant to the Merger Agreement.

     The outstanding shares of BT Financial Common Stock are, and the shares offered hereby will be, included for quotation on the Nasdaq Stock Market ("NASDAQ"). The closing price of BT Financial Common Stock on NASDAQ as reported
in The Wall Street Journal on April   , 1996 was $     per share.

     This Joint Proxy Statement/Prospectus and the enclosed proxy card are first
being mailed to BT Financial and Moxham shareholders on or about April   , 1996.

     All information contained in this Joint Proxy Statement/Prospectus relating to BT Financial and its subsidiaries has been supplied by BT Financial, and all information contained in this Joint Proxy Statement/Prospectus relating to Moxham and its subsidiaries has been supplied by Moxham.
                            ------------------------

  THE SHARES OF BT FINANCIAL COMMON STOCK TO BE ISSUED PURSUANT TO THIS JOINT
    PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY
         STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

     THE SHARES OF BT FINANCIAL COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF BT FINANCIAL AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL OR STATE GOVERNMENT AGENCY.
                            ------------------------

      The date of this Joint Proxy Statement/Prospectus is April   , 1996.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BT FINANCIAL, MOXHAM OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR A SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BT FINANCIAL OR MOXHAM SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     This Joint Proxy Statement/Prospectus does not cover any resale of shares of BT Financial Common Stock received by any person upon consummation of the Merger, and no person is authorized to make any use of this Joint Proxy Statement/Prospectus in connection with any such resale.

                             AVAILABLE INFORMATION

     BT Financial and Moxham are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by BT Financial and Moxham with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's regional offices at Suite 1300, 7 World Trade Center, New York, New York 10048 and The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of prescribed rates. In addition, BT Financial Common Stock is included for quotation on NASDAQ and Moxham Common Stock is included for quotation on NASDAQ/Small Cap Market and such reports, proxy statements and other information concerning BT Financial and Moxham should be available for inspection and copying at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     BT Financial has filed with the Commission a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of BT Financial Common Stock to be issued pursuant to the Merger Agreement. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C., or from the Commission's regional offices in New York or Chicago, by the means described above for obtaining reports, proxy statements and other information filed pursuant to the Exchange Act. Statements contained in this Joint Proxy Statement/Prospectus or in any document incorporated by reference in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete. In each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document and each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by BT Financial (File No. 0-12377) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement/Prospectus:

     1. Proxy Statement for its Annual Meeting of Shareholders to be held on May 14, 1996;

     2. Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

     3. Current Report on Form 8-K dated December 14, 1995, as amended on December 29, 1995 and February 27, 1996;

     4. Current Report on Form 8-K dated January 12, 1996; and

     5. Registration Statement on Form 8-A dated April 26, 1991.

     All documents and reports filed by BT Financial pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date when the Meeting has finally been adjourned shall be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be part hereof from the dates of filing of such documents and reports. Any statement contained herein or in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document or report which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS FILED BY BT FINANCIAL WITH THE COMMISSION WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN THE EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE HEREIN OR THEREIN) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, DIRECTED TO BT FINANCIAL CORPORATION, BT FINANCIAL PLAZA, 551 MAIN STREET, JOHNSTOWN, PENNSYLVANIA 15901 (TELEPHONE NUMBER: (814) 532-3801), ATTENTION: CORPORATE SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF
ANY DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MAY   , 1996.

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.......................................    2
SUMMARY...............................................................................    5
SELECTED FINANCIAL INFORMATION........................................................   13
COMPARATIVE PER SHARE DATA............................................................   19
COMPARATIVE MARKET PRICES.............................................................   21
THE MEETINGS..........................................................................   22
THE MERGER............................................................................   24
  Background of the Merger............................................................   24
  Reasons for the Merger; Recommendation of the Boards of Directors...................   25
  Opinions of Financial Advisors......................................................   26
  Interests of Certain Persons in the Merger..........................................   31
  Regulatory Considerations...........................................................   32
  Rights of Dissenting Shareholders...................................................   33
  Resale Restrictions.................................................................   36
  Certain Federal Income Tax Consequences.............................................   36
  Accounting Treatment................................................................   38
THE MERGER AGREEMENT..................................................................   39
  The Merger..........................................................................   39
  Exchange Procedures.................................................................   39
  Representations and Warranties......................................................   40
  Certain Covenants...................................................................   40
  Acquisition Proposals...............................................................   41
  Moxham Dividends....................................................................   42
  Conditions..........................................................................   42
  Termination.........................................................................   43
  Expenses............................................................................   44
  Amendment and Waiver................................................................   45
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION..........................   46
DESCRIPTION OF BT FINANCIAL CAPITAL STOCK.............................................   53
COMPARISON OF SHAREHOLDER RIGHTS......................................................   61
CERTAIN INFORMATION REGARDING BT FINANCIAL............................................   64
CERTAIN INFORMATION REGARDING MOXHAM..................................................   70
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations of Moxham.............................................................   74
  Management of Moxham................................................................   88
LEGAL MATTERS.........................................................................   93
EXPERTS...............................................................................   93
BT FINANCIAL 1997 ANNUAL MEETING......................................................   93
INDEX TO MOXHAM AND ARMSTRONG FINANCIAL STATEMENTS....................................  F-1
ANNEXES
A - MOXHAM MERGER AGREEMENT
B - FORM OF OPINION OF BERWIND FINANCIAL GROUP, L.P.
C - FORM OF OPINION OF HOPPER SOLIDAY & CO.
D - PENNSYLVANIA BCL PROVISIONS FOR DISSENTING SHAREHOLDERS

                                    SUMMARY

     The following is a summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained, or incorporated by reference, in this Joint Proxy Statement/Prospectus or contained in the Annexes hereto. BT Financial and Moxham shareholders are urged to read this Joint Proxy Statement/Prospectus and the Annexes hereto in their entirety.

THE COMPANIES

BT Financial..................   BT Financial is a multi-bank holding company
                                 located in Johnstown, Pennsylvania with three state-chartered banking subsidiaries that are members of the Federal Reserve System:
                                 Johnstown Bank and Trust Company, Laurel Bank
                                 ("Laurel Bank") and Fayette Bank ("Fayette
                                 Bank") (collectively, the "BT Financial
                                 Banks"). The BT Financial Banks conduct
                                 business through a network of 65 offices located throughout southwestern Pennsylvania and provide a full range of financial services to individuals, businesses and governmental bodies, including demand, savings and time deposits, secured and unsecured loans, and electronic data processing of payrolls. Lending services include credit cards and consumer, real estate, commercial and industrial loans.
                                 BT Management Trust Company, a trust company subsidiary, provides corporate pension and personal trust and trust-related services. The principal executive offices of BT Financial are located at BT Financial Plaza, 551 Main Street,
                                 Johnstown, Pennsylvania 15901, and its
                                 telephone number is (814) 532-3801. As of December 31, 1995, BT Financial had consolidated total assets of approximately $1.2 billion, consolidated total deposits of approximately $1.04 billion and consolidated total shareholders' equity of approximately
                                 $102 million. See "Incorporation of Certain
                                 Documents by Reference" and "Certain
                                 Information Regarding BT Financial."

                                 On December 14, 1995, BT Financial acquired The Huntington National Bank of Pennsylvania ("Huntington Bank") from Huntington Bancshares West Virginia, Inc., for $25,500,000 in cash. Huntington Bank was merged with and into Fayette Bank. As of September 30, 1995, Huntington Bank had total assets of approximately $106 million, total deposits of approximately $81 million and total stockholder's equity of approximately $16 million. The acquisition of Huntington Bank was accounted for under the purchase method of accounting.

                                 BT Financial has also entered into an Agreement and Plan of Reorganization dated October 24, 1995, with The Armstrong County Trust Company, a bank and trust company headquartered in Kittanning, Pennsylvania ("Armstrong"), as amended by the First Amendment to the Agreement and Plan of Reorganization dated March 27, 1996 (the "Armstrong Agreement"), which provides for the merger of Armstrong with and into Johnstown Bank (the "Armstrong Merger"). At the effective time of the Armstrong Merger, each outstanding share of Armstrong Common Stock is to be converted into 26.5 shares of BT Financial Common Stock and $596.25 in cash, subject to adjustment in certain circumstances. The acquisition of Armstrong is to be accounted for under the purchase method of accounting. As of December 31, 1995, Armstrong had total assets of approximately $52 million, total deposits of approximately $39 million and total shareholders' equity of approximately $8 million.

                                 On a pro forma basis giving effect to BT
                                 Financial's pending acquisitions of Armstrong and Moxham, BT Financial would have had, on a consolidated basis as of December 31, 1995, approximately $1.5 billion in total assets, $1.3 billion in total deposits and $129 million in total shareholders' equity.

Moxham........................   Moxham is a multi-bank holding company
                                 incorporated under the laws of Pennsylvania with its headquarters in Johnstown,
                                 Pennsylvania. It has two nationally-chartered banking subsidiaries, which are The Moxham
                                 National Bank of Johnstown ("Moxham Bank") and
                                 The First National Bank of Garrett, Garrett,
                                 Pennsylvania ("Garrett Bank") (collectively, the "Moxham Banks"). Moxham Bank and Garrett
                                 Bank conduct a general banking business through 12 offices located in Cambria, Somerset and Westmoreland Counties. Through these offices, the Moxham Banks provide a full range of financial services to individuals, businesses and government bodies including demand, savings and time deposits, loans and trust services.
                                 Loans include credit card, consumer, real estate, commercial and industrial loans. As of December 31, 1995 Moxham had total assets of $241 million, net deposits of $218 million and shareholders equity of $20 million. Moxham's principal office is located at 540 Central
                                 Avenue, Johnstown, Pennsylvania 15902. See "The
                                 Merger--Background of the Merger--Certain
                                 Information Regarding Moxham."

The Meetings; Record Dates;
  Votes Required..............   The BT Financial Meeting is scheduled to be
                                 held on May   , 1996, at the executive offices
                                 of Johnstown Bank at 532-34 Main Street,
                                 Johnstown, Pennsylvania, commencing at 10:00
                                 a.m., local time. The purpose of the BT
                                 Financial Meeting is to consider and vote upon
                                 a proposal to adopt and approve the Merger
                                 Agreement. Only holders of record of shares of
                                 BT Financial Common Stock at the close of
                                 business on April   , 1996 are entitled to
                                 notice of and to vote at the BT Financial
                                 Meeting. As of April 17, 1996, there were
                                 3,826,581 shares of BT Financial Common Stock outstanding held by 3,930 holders of record.
                                 Each holder of record of shares of BT Financial
                                 Common Stock as of the record date is entitled to cast one vote per share on each matter to be acted upon or which may properly come before the BT Financial Meeting. The affirmative vote of a majority of the votes cast by all BT
                                 Financial shareholders entitled to vote thereon is required to adopt and approve the Merger
                                 Agreement.

                                 The Moxham meeting is scheduled to be held on
                                 May   , 1996, at the executive offices of
                                 Moxham at 540 Central Avenue, Johnstown,
                                 Pennsylvania, commencing at 10:00, local time. The purpose of the Moxham Meeting is to consider and vote upon a proposal to adopt and approve the Merger Agreement. Only holders of record of Moxham Common Stock at the close of
                                 business on April   , 1996, are entitled to
                                 notice of and to vote at the Moxham Meeting.

                                 As of April   , 1996, there were 903,852 shares
                                 of Moxham Common Stock outstanding held by 590 holders of record.

                                 Each holder of record of shares of Moxham
                                 Common Stock as of the record date is entitled to cast one vote per share on each matter to be acted upon or which may properly come before the Moxham Meeting. The affirmative vote of 70% of the outstanding shares of Moxham Common Stock entitled to vote thereon is required to adopt and approve the Merger Agreement.

                                 Each director and executive officer of BT
                                 Financial and Moxham who owns shares of their respective corporations has advised their respective corporations that he or she intends to vote or direct the vote of all shares over which he or she has voting control FOR adoption and approval of the Merger Agreement. As of
                                 April   , 1996, the directors and executive
                                 officers of BT Financial were the beneficial owners of 241,187, or approximately 6.3%, of the outstanding shares of BT Financial Common Stock. If all shares of BT Financial Common Stock are present at the BT Financial Meeting, and the directors and executive officers of BT Financial all vote as they have stated that they intend to vote, the affirmative vote of only an additional 1,672,104 shares (or approximately 43.7%) of BT Financial Common Stock would be necessary to adopt and approve the Merger Agreement. As of December 31, 1995, the directors and officers of Moxham were the beneficial owners of 196,606, or approximately 21.75%, of the outstanding shares of Moxham Common Stock. If all shares of Moxham Common Stock are present at the Moxham Meeting, and the directors and officers of Moxham all vote as they have stated they intend to vote, the affirmative vote of only an additional 436,091 shares (or approximately 48.24%) of Moxham Common Stock would be necessary to adopt and approve the Merger.

THE MERGER

Effects of the Merger.........   At the effective time of the Merger, Moxham
                                 will merge with and into BT Financial. BT
                                 Financial will be the surviving corporation in the Merger and will continue its corporate existence under Pennsylvania law under its present name. Immediately following the Merger, BT Financial will merge the Moxham Banks into Johnstown Bank, which shall be the resulting bank (the "Bank Merger").

                                 Pursuant to the Merger Agreement, each issued and outstanding share of Moxham Common Stock (other than any such shares in respect of which the holders thereof have objected to the Merger and otherwise complied with the applicable requirements of Pennsylvania law ("Dissenters' Shares") and treasury shares) will be converted into the right to receive 1.15 shares of BT Financial Common Stock, and each issued and outstanding share of Moxham Preferred Stock (other than any Dissenters' Shares and treasury shares) will be converted into the right to receive 6.325 shares of BT Financial Common Stock (the "Merger Consideration").

                                 In negotiating the components and amount of the Merger Consideration, BT Financial was interested in avoiding the reduction in capital that would result from a cash transaction. Similarly, Moxham was interested in a transaction that would be tax-free and would result in Moxham shareholders receiving a more marketable security. The exact Merger Consideration was a result of arms-length negotiations between the parties.

                                 Upon consummation of the Merger, all issued and outstanding shares of Moxham Common Stock and Moxham Preferred Stock will cease to exist. See "The Merger Agreement--The Merger." Moxham shareholders who properly exercise dissenters' rights will have only the right to receive from BT Financial payment for the "fair value" of their shares of Moxham Common Stock or Moxham Preferred Stock as determined in accordance with the applicable provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"). See "The Merger--Rights of Dissenting Shareholders."

                                 Fractional shares of BT Financial Common Stock will not be issued in the Merger. A Moxham shareholder otherwise entitled to a fractional share of BT Financial Common Stock will receive, in lieu thereof, a cash payment therefor equal to such fraction multiplied by the closing sales price on NASDAQ for a share of BT Financial Common Stock on the closing date of the Merger as reported in The Wall Street Journal, or, if BT Financial Common Stock is not traded on such date, the next succeeding day on which such stock is traded. See "The Merger Agreement--Exchange Procedures."

                                 Based upon the number of shares of BT Financial Common Stock, Moxham Common Stock and Moxham Preferred Stock on a fully diluted basis as of
                                 April   , 1996, the price per share of BT
                                 Financial Common Stock as of the same date and the Merger Consideration, Moxham shareholders will own approximately 22.7% of the outstanding shares of BT Financial Common Stock immediately following consummation of the Merger (assuming no Dissenters' Shares).

Reasons for the Merger........   BT Financial.  The BT Financial Board believes
                                 that the Merger will benefit BT Financial, its shareholders and its customers. The Merger will expand BT Financial's customer base and increase its presence in Cambria, Somerset and Westmoreland Counties. The resulting corporation will have increased financial, managerial, technological and other resources, enabling it to meet increased competition and to profit from the opportunities resulting in the changing legal and regulatory environment.
                                 The surviving bank will be in a position to offer greater services in a wider market and to offer such services in a more efficient manner due to a combining of operational phases of the banks. Although no assurances can be given that any specific level of expense savings will be achieved or as to the timing thereof, BT
                                 Financial has identified potential annual pretax savings expected to be achieved by consolidating certain operations, facilities and business lines and eliminating redundant costs. See "The Merger--Background of the Merger" and "--Reasons for the Merger; Recommendation of the Boards of Directors--BT Financial."

                                 Moxham.  The Moxham Board believes that the
                                 Merger will be of considerable benefit to Moxham, its shareholders and its customers. Although the shares of Moxham are included for quotation in the NASDAQ/SCM, the shares of BT Financial Common Stock to be received in exchange therefore will be even more freely tradable due to their listing on NASDAQ. See "The Merger-- Reasons for the Merger; Recommendation of the Boards of Directors--Moxham".

Recommendation of the Boards
of Directors..................   The BT Financial and Moxham Boards unanimously
                                 voted to approve the Merger Agreement and the Merger as being in the best interests of their respective corporations and shareholders and recommend a vote by their respective shareholders FOR adoption and approval of the Merger Agreement. For a discussion of the factors considered by the Boards in reaching their decisions with respect to the Merger
                                 Agreement and the Merger and the other
                                 transactions contemplated thereby, see "The
                                 Merger--Reasons for the Merger; Recommendation of the Boards of Directors."

Opinions of Financial
Advisors......................   It is a condition to BT Financial's obligation
                                 to consummate the Merger that it will have
                                 received, as of the date of the mailing of
                                 copies of this Joint Proxy Statement/Prospectus
                                 to its shareholders, an opinion from Berwind
                                 Financial Group, L.P. Inc. ("Berwind"), its
                                 financial advisors, to the effect that the
                                 Merger is fair from a financial point of view
                                 to the BT Financial shareholders. On April   ,
                                 1996, Berwind delivered its written opinion to the BT Financial Board to the effect that as of that date the Merger Consideration is fair to the BT Financial shareholders from a financial point of view. A copy of the opinion of Berwind, setting forth the assumptions made, matters considered and limits of its review, is attached to this Joint Proxy
                                 Statement/Prospectus as Annex B. See "The
                                 Merger--Opinions Of Financial Advisors--BT
                                 Financial".

                                 It is a condition to Moxham's obligation to
                                 consummate the Merger that it will have
                                 received, as of the date of the mailing of
                                 copies of this Joint Proxy Statement/Prospectus to its shareholders, an opinion from Hopper Soliday & Co., Inc. ("Hopper Soliday"), its financial advisors, to the effect that the Merger is fair from a financial point of view
                                 to the Moxham shareholders. On April   , 1996,
                                 Hopper Soliday delivered its written opinion to the Moxham Board to the effect that as of that date the Merger Consideration is fair to the Moxham shareholders from a financial point of view. A copy of the opinion of Hopper Soliday, setting forth the assumptions made, matters considered and limits of its review, is attached to this Joint Proxy
                                 Statement/Prospectus as Annex C. See "The
                                 Merger--Opinions Of Financial Advisors--
                                 Moxham".

Interests of Certain Persons
  in the Merger...............   Members of Moxham's management and the Moxham
                                 Board have interests in the Merger in addition to the interests of their respective shareholders generally. First, BT Financial has agreed to indemnify all current officers and directors of Moxham, Garrett Bank or Moxham
                                 Bank for one year after the effective time of the Merger and to provide officers' and directors' liability insurance coverage to those officers and directors for one year after the effective time of the Merger. Second, if the Merger is consummated, directors and officers of Moxham will own approximately 4.6% of the shares of BT Financial Common Stock on a fully diluted basis. Third, four directors of Moxham will become directors of BT Financial and eight directors of Moxham will become directors of Johnstown Bank. Fourth, any full-time employee of Moxham or any Moxham subsidiary whose employment is terminated other than for cause within six months after the Merger, and not offered a comparable job with BT Financial or a BT Financial subsidiary, will be paid severance pay equal to three months salary, if they have less than 15 years of continuous service, and six months salary, if they have more than 15 years continuous service. See "The Merger--Interests of Certain
                                 Persons in the Merger."

Effective Time of the Merger;
  Termination of the
  Merger Agreement............   It is anticipated that the Merger will become
                                 effective as soon as practicable after the requisite shareholder and regulatory approvals have been obtained, and all applicable regulatory waiting periods have expired. There may be a substantial period of time between when the Meeting is held and the consummation of the Merger. See "The Merger--Regulatory
                                 Considerations" and "The Merger
                                 Agreement--Conditions."

                                 The Merger Agreement will terminate
                                 automatically if the Merger has not been consummated and, therefore, if the effective time of the Merger has not occurred, by May 30, 1996 (unless extended by mutual consent) or may be terminated prior to such time by BT Financial or Moxham upon the occurrence of one or more of certain events, although the parties expect that the Merger will be consummated before May 30, 1996. If the Merger has not been consummated by May 30, 1996, BT Financial and Moxham shareholders will be notified by letter whether the Merger has been abandoned or if the parties have agreed to extend the termination date and what that date then is. The Merger Agreement does not limit the possible number of extensions of the termination date or the periods for which extension of the termination date may occur. See "The Merger Agreement--Termination."

Conditions to the Merger......   The obligations of BT Financial and Moxham to
                                 consummate the Merger are subject to the satisfaction of certain significant conditions, including: obtaining requisite shareholder and regulatory approvals; the absence of any action, proceeding, regulation or legislation to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, the Merger
                                 Agreement or the Merger, which, in the good faith judgment of BT Financial, would make it inadvisable to consummate the Merger or the other transactions contemplated by the Merger
                                 Agreement; the absence of any injunction which prohibits or restricts the consummation of the transactions contemplated by the Merger
                                 Agreement, which, in the good faith judgment of Moxham, would make it inadvisable to consummate those transactions; and the number of Dissenters' Shares (treating all shares of Moxham Preferred Stock as if they have been converted into shares of Moxham Common Stock) as of the closing date being less than 10% of the Moxham Common Stock issued and outstanding on such date. Any condition may be waived in writing by the party entitled to the benefit thereof. See "The Merger
                                 Agreement--Conditions."

Regulatory Considerations.....   Consummation of the Merger is subject to, and
                                 conditioned upon, receipt of all required regulatory approvals and expiration of all applicable regulatory waiting periods necessary to consummate the Merger, including receipt of approvals from the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Pennsylvania Department of Banking. As of the date hereof, the Federal Reserve has approved the Merger, but the Pennsylvania
                                 Department of Banking has not. See "The
                                 Merger-- Regulatory Considerations" and "The
                                 Merger Agreement-- Conditions."

Dissenters' Rights............   Under the Pennsylvania Banking Code and the
                                 BCL, Moxham shareholders have the right to object to the Merger and demand to be paid in cash the "fair value" of their shares of Moxham
                                 Common Stock if they comply fully with all the requirements of Subchapter D of Chapter 15 of the BCL ("Subchapter 15D"). A copy of the provisions of Subchapter 15D and Section 1930 of the BCL are attached hereto as Annex D. See
                                 "The Merger-- Rights of Dissenting
                                 Shareholders." It is a condition to BT
                                 Financial's obligation to consummate the Merger that the number of Dissenters' Shares (treating all shares of Moxham Preferred Stock as if they have been converted into shares of Moxham
                                 Common Stock) as of the closing date be less than 10% of the Moxham Common Stock issued and outstanding on such date. See "The Merger
                                 Agreement--Conditions." BT Financial has reserved the right to waive this condition at any time.

Certain Federal Income Tax
  Consequences................   It is expected that the exchange of shares of
                                 Moxham Common Stock for shares of BT Financial
                                 Common Stock will qualify as a tax-free
                                 reorganization pursuant to Section 368 of the Internal Revenue Code of 1986, as amended (the
                                 "Code"). If the exchange does so qualify, the result will be that no gain or loss will be recognized by any Moxham shareholder upon the exchange of that Moxham shareholder's shares of Moxham Common Stock for shares of BT Financial
                                 Common Stock pursuant to the Merger, except in respect of cash received for fractional shares.
                                 See "The Merger--Certain Federal Income Tax
                                 Consequences." Consummation of the Merger is conditioned upon an opinion of Kirkpatrick &
                                 Lockhart LLP, counsel to BT Financial,
                                 concerning the material federal income tax consequences expected to result from the

                                 Merger, of which that section of this Proxy
                                 Statement/Prospectus is, in part, a summary. A copy of that opinion is filed as an exhibit to the Registration Statement.

Accounting Treatment..........   The Merger will be treated as a pooling of
                                 interests for accounting purposes. See "The
                                 Merger--Accounting Treatment."

Comparison of Shareholder
Rights........................   A major difference between the rights of
                                 shareholders of BT Financial and the rights of shareholders of Moxham is that BT Financial, but not Moxham, has a shareholder rights plan.
                                 BT Financial's shareholder rights plan may prevent the use of certain takeover tactics to acquire BT Financial without the approval of BT
                                 Financial's Board. For a more detailed
                                 description of the differences between the rights of shareholders of the two companies and a description of the BT Financial Common Stock, see "Comparison of Shareholder Rights" and "Description of BT Financial Capital Stock."

                         SELECTED FINANCIAL INFORMATION

     The following tables set forth selected historical financial information (unaudited) for BT Financial for each of the five years in the period ended December 31, 1995. The selected historical financial information should be read in conjunction with the audited financial statements and other financial information for BT Financial, incorporated by reference in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference."

     The following tables also set forth selected unaudited pro forma combined financial information giving effect to the Merger under the pooling of interests method of accounting for the three years ended December 31, 1995. The unaudited pro forma financial information assumes that 1.15 shares of BT Financial Common Stock will be issued for each share of Moxham Common Stock and 6.325 shares of BT Financial Common Stock will be issued for each share of Moxham Preferred Stock. See "The Merger Agreement--The Merger."

     The selected unaudited pro forma combined financial information also gives effect to BT Financial's acquisition of Huntington Bank on December 14, 1995, which has been accounted for under the purchase method of accounting, and BT Financial's pending acquisition of Armstrong, which is to be accounted for under the purchase method of accounting, for the year ended December 31, 1995. The unaudited combined pro forma financial information gives effect to the payment of the cash purchase price of $25,500,000 in the Huntington Bank acquisition and is prepared based on an exchange ratio in the Armstrong Merger of 26.5 shares of BT Financial Common Stock and $596.25 in cash for each share of Armstrong Common Stock, which is subject to adjustment in certain circumstances.

     The unaudited pro forma condensed combined financial statements do not give effect to anticipated cost savings in connection with the Merger, the Armstrong Merger or the Huntington Bank acquisition and do not purport to be indicative of the combined financial position or results of operations of future periods or indicative of the results that actually would have been realized had the entities been a single entity during these periods. The selected unaudited pro forma combined financial information is derived from the unaudited pro forma condensed combined financial statements appearing elsewhere herein and should be read in conjunction with those statements. See "Unaudited Pro Forma Condensed Combined Financial Information."

                            BT FINANCIAL CORPORATION

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                                  (UNAUDITED)

                                                         AT OR FOR THE YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------------------
                                          1991(6)        1992(7)        1993(8)          1994         1995(9)
                                          ------         ------         ------           ----         ------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
Interest income.......................   $   70,780     $   69,694     $   66,254     $   73,239     $   81,837
Interest expense......................       36,457         29,136         23,143         26,212         33,473
                                         ----------     ----------     ----------     ----------     ----------
Net interest income...................       34,323         40,558         43,111         47,027         48,364
Provision for loan losses.............        1,414          2,858          1,975            904          1,259
                                         ----------     ----------     ----------     ----------     ----------
Net interest income after provision
  for loan losses.....................       32,909         37,700         41,136         46,123         47,105
Other income..........................        5,208          5,922          6,894          6,974          7,251
Other expenses........................       28,082         31,499         33,840         37,519         37,254
                                         ----------     ----------     ----------     ----------     ----------
Income before income taxes............       10,035         12,123         14,190         15,578         17,102
Provision for income taxes............        2,507          3,532          4,846          4,672          5,528
                                         ----------     ----------     ----------     ----------     ----------
Income before cumulative effect of
  change in accounting for income
  taxes...............................        7,528          8,591          9,344         10,906         11,574
Cumulative effect of change in
  accounting for income taxes.........           --             --            113             --             --
                                         ----------     ----------     ----------     ----------     ----------
Net income............................   $    7,528     $    8,591     $    9,457     $   10,906     $   11,574
                                         ==========     ==========     ==========     ==========     ==========
BALANCE SHEET DATA
  (PERIOD END)
Total assets..........................   $  891,654     $  906,948     $1,087,559     $1,107,575     $1,202,402
Loans, net of unearned interest.......      553,384        567,211        698,408        742,657        857,557
Investment securities.................      186,736             --             --             --             --
Securities available for sale.........           --        219,800        231,508        248,281        208,148
Securities held-to-maturity...........           --             --             --         22,911         35,161
Total deposits........................      781,761        809,023        956,961        948,233      1,035,647
Total long-term debt..................       10,613          8,147         12,482         10,021         20,083
Total shareholders' equity............       65,019         70,650         91,943         87,309        102,043

PER SHARE DATA(1)
Net income............................   $     2.18     $     2.48     $     2.72     $     2.85     $     3.02
Cash dividends declared...............          .77            .86            .99           1.10           1.22
Period-end book value(2)..............        18.80          20.43          24.03          22.82          26.67
Average shares outstanding............    3,458,390      3,458,390      3,479,574      3,826,581      3,826,581

FINANCIAL RATIOS
Return on average assets..............         .93%           .97%          1.05%          1.01%          1.05%
Return on average shareholders'
  equity..............................       12.10%         12.71%         12.69%         12.30%         12.13%
Net yield on earning assets(3)........        4.78%          5.12%          5.28%          4.80%          4.79%
Common stock dividend payout..........       35.32%         34.51%         36.39%         38.60%         40.33%
Average shareholders' equity to
  average assets......................        7.64%          7.64%          8.24%          8.25%          8.63%
Primary capital ratio at period
  end(4)..............................        7.82%          8.41%          9.05%          8.48%          9.10%
Net charge-offs to average loans, net
  of unearned interest................         .25%           .36%           .29%           .12%           .16%
Nonperforming loans to total loans,
  net of unearned interest(5).........        1.02%           .60%           .46%           .54%           .53%
Reserve for loan losses to period-end
  loans, net of unearned interest.....         .93%          1.08%          1.03%           .97%           .94%

                                              (footnotes continued on next page)

- ---------

(1) Per share data has been restated to reflect the 5% stock dividends distributed on September 11, 1992, July 26, 1993 and October 14, 1994.

(2) Book value per share, excluding the effect of net unrealized holding gains (losses) on securities available for sale, was $26.34, $24.53, and $22.78 at December 31, 1995, 1994 and 1993, respectively.

(3) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.

(4) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.

(5) Nonperforming loans include nonaccrual loans and restructured loans.

(6) Reflects the acquisitions of certain loans and deposits of Peoples Federal Savings Bank on September 6, 1991 and the deposits of one branch of Atlantic Financial Savings F.A. on November 15, 1991.

(7) Reflects the acquisition of Peoples Bank One on August 14, 1992.

(8) Reflects the acquisition of FirstSouth Bancorp, Inc. on December 10, 1993.

(9) Reflects the acquisition of Huntington Bank on December 14, 1995.

                            MOXHAM BANK CORPORATION

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                                  (UNAUDITED)

                                                            AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------
                                                   1991         1992         1993         1994         1995
                                                 --------     --------     --------     --------     --------
                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS
Interest income...............................   $ 16,891     $ 15,671     $ 14,819     $ 15,854     $ 18,058
Interest expense..............................      9,339        7,244        6,052        6,981        9,273
                                                 --------     --------     --------     --------     --------
Net interest income...........................      7,552        8,427        8,767        8,873        8,785
Provision for loan losses.....................        457          320          193          264          307
                                                 --------     --------     --------     --------     --------
Net interest income after provision for loan
  losses......................................      7,095        8,107        8,574        8,609        8,478
Other income..................................        934        1,104        1,311        1,433        1,463
Other expenses................................      6,179        6,993        7,722        8,078        8,305
                                                 --------     --------     --------     --------     --------
Income before income taxes....................      1,849        2,217        2,163        1,964        1,636
Provision for income taxes....................        358          456          235          211          161
                                                 --------     --------     --------     --------     --------
Income before cumulative effect of change in
  accounting for income taxes.................      1,491        1,761        1,928        1,753        1,475
Cumulative effect of change in accounting for
  income taxes................................         --           --           27           --           --
                                                 --------     --------     --------     --------     --------
Net income....................................   $  1,491     $  1,761     $  1,901     $  1,753     $  1,475
                                                 =========    =========    =========    =========    =========
BALANCE SHEET DATA
  (PERIOD END)
Total assets..................................   $200,409     $196,353     $219,844     $231,360     $240,895
Loans, net of unearned interest...............    122,688      118,102      134,988      150,198      154,399
Investment securities.........................     35,693       50,920       64,155           --           --
Securities available for sale.................         --           --           --       62,026       60,075
Securities held-to-maturity...................         --           --           --           --           --
Total deposits................................    184,616      176,871      199,689      199,760      217,605
Total long-term debt..........................      1,235        1,105          975          845          715
Total shareholders' equity....................     13,060       15,944       17,431       16,975       20,078
PER SHARE DATA(1)
Net income....................................   $   1.74     $   1.96     $   1.98     $   1.81     $   1.51
Cash dividends declared.......................        .44          .51          .56          .58          .64
Period-end book value.........................      15.20        16.65        18.12        17.44        20.69
Average shares outstanding, fully diluted.....    856,506      900,579      958,370      967,959      976,342
FINANCIAL RATIOS
Return on average assets......................       .79%         .90%         .94%         .78%         .62%
Return on average shareholders' equity........     11.96%       12.24%       11.30%        9.86%        7.87%
Net yield on earning assets(2)................      4.51%        4.85%        4.94%        4.47%        4.09%
Common stock dividend payout..................     24.80%       25.75%       27.68%       31.74%       42.25%
Average shareholders' equity to average
  assets......................................      6.62%        7.38%        8.30%        7.92%        7.82%
Primary capital ratio at period end(3)........      7.11%        8.81%        8.60%        8.06%        9.08%
Net charge-offs to average loans, net of
  unearned interest...........................       .10%         .10%         .02%         .06%         .11%
Nonperforming loans to total loans, net of
  unearned interest(4)........................      1.40%        1.13%        1.08%        1.20%         .78%
Reserve for loan losses to period-end loans,
  net of unearned interest....................      1.05%        1.26%        1.22%        1.22%        1.27%

                                              (footnotes continued on next page)

- ---------

(1) Per share data has been restated to reflect the 10% stock dividends distributed on December 30, 1994, and a 2 for 1 stock split affected in February, 1993.

(2) Net interest income stated on a fully taxable equivalent basis divided by average earning assets.

(3) The sum of shareholders' equity and the reserve for loan losses divided by the sum of total assets and the reserve for loan losses.

(4) Nonperforming loans include nonaccrual loans, restructured loans and loans past due 90 days or more.

                            BT FINANCIAL CORPORATION

               SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION
                              FOR ALL TRANSACTIONS
                                  (UNAUDITED)

                                                          1993(1)        1994(1)        1995(2)
                                                          -------        -------        -------
RESULTS OF OPERATIONS
Interest income.......................................       81,013         89,030        110,312
Interest expense......................................       29,134         33,130         48,567
                                                         ----------     ----------     ----------
Net interest income...................................       51,879         55,900         61,745
Provision for loan losses.............................        2,168          1,168          2,039
                                                         ----------     ----------     ----------
Net interest income after provision for loan losses...       49,711         54,732         59,706
Other income..........................................        8,205          8,407          9,484
Other expenses........................................       41,563         45,597         49,963
Income before income taxes............................       16,353         17,542         19,227
Provision for income taxes............................        5,081          4,883          5,872
Income before cumulative effect of change in
  accounting for income taxes.........................       11,272         12,659         13,355
Cumulative effect of change in accounting for income
  taxes...............................................           86             --             --
                                                         ----------     ----------     ----------
Net income............................................       11,358         12,659         13,355

BALANCE SHEET DATA (PERIOD END)
Total assets..........................................   $1,306,551     $1,338,213     $1,493,511
Loans, net of unearned interest.......................      832,421        892,010      1,022,295
Securities available for sale.........................      295,646        310,290        302,145
Securities held-to-maturity...........................           --         22,911         35,161
Total deposits........................................    1,156,650      1,147,993      1,291,915
Total long-term debt..................................       12,360         10,021         20,083
Total shareholders' equity............................      109,099        104,008        129,478

PER SHARE DATA
Net income............................................   $     2.48     $     2.56     $     2.59
Cash dividends declared...............................          .99           1.10           1.22
Period-end book value.................................        22.54          21.04          25.07
Average shares outstanding............................    4,580,788      4,938,822      5,160,462

- ---------------

(1) Reflects pending acquisition of Moxham.

(2) Reflects acquisition of Huntington Bank on December 14, 1995 and pending acquisitions of Moxham and Armstrong.

                           COMPARATIVE PER SHARE DATA

     Set forth below is selected income, book value and cash dividends per common share data: (i) on an historical basis for BT Financial, Moxham and Armstrong; (ii) on an unaudited pro forma combined basis for BT Financial after giving effect to the Merger, assuming the Merger had been effective for all periods presented; (iii) on an unaudited pro forma combined basis for BT Financial after giving effect to the Armstrong Merger, assuming the Armstrong Merger had been effective for the year ended December 31, 1995; (iv) on an unaudited pro forma combined basis for BT Financial, assuming that the Merger had been effective for all periods presented and assuming that BT Financial's acquisition of Huntington Bank and BT Financial's pending acquisition of Armstrong had been effective for the year ended December 31, 1995; (v) on an unaudited pro forma equivalent basis for Armstrong, assuming that the Armstrong Merger had been effective for the year ended December 31, 1995; and (vi) on an unaudited pro forma equivalent basis for Moxham, assuming that the Merger had been effective for all periods presented. The unaudited pro forma combined per share information is based on the issuance of 1.15 shares of BT Financial Common Stock for each share of Moxham Common Stock, 6.325 shares of BT Financial Common Stock for each share of Moxham Preferred Stock and 26.5 shares of BT Financial Common Stock and $596.25 in cash for each share of Armstrong Common Stock, subject to adjustment in certain circumstances. The information set forth below should be read in conjunction with the respective financial statements of BT Financial and Huntington Bank incorporated by reference in, and of Moxham and Armstrong included elsewhere in, this Joint Proxy Statement/Prospectus and with the unaudited pro forma condensed combined information incorporated by reference or included under "Unaudited Pro Forma Condensed Combined Financial Information." See "Selected Financial Information," and "Index to Moxham and Armstrong Financial Statements."

PRO FORMA AND PRO FORMA EQUIVALENT PER COMMON SHARE DATA

                                                                     YEAR ENDED DECEMBER 31
                                                                 -------------------------------
                                                                 1993       1994        1995(1)
                                                                 ----       ----        ------
Net income per common share before cumulative effect of
  accounting principle change:
     BT Financial:
       Historical.............................................   $2.72     $  2.85     $    3.05
       Pro forma BT Financial and Armstrong...................                              2.94
       Pro forma BT Financial and Moxham......................    2.48        2.56          2.66
       Pro forma all transactions.............................                              2.59
     Armstrong:
       Historical.............................................                             80.90
       Pro forma equivalent Armstrong and
          BT Financial........................................                             77.91
     Moxham:
       Historical.............................................    1.98        1.81          1.51
       Pro forma equivalent Moxham and
          BT Financial........................................    2.85        2.94          3.06

Book value per common share:
     BT Financial:
       Historical.............................................                             26.67
       Pro forma BT Financial and Armstrong...................                             27.16
       Pro forma BT Financial and Moxham......................                             24.60
       Pro forma all transactions.............................                             25.07
     Armstrong:
       Historical.............................................                          1,046.34
       Pro forma equivalent Armstrong and
          BT Financial........................................                            719.74
     Moxham:
       Historical.............................................                             20.69
       Pro forma equivalent Moxham and
          BT Financial........................................                             28.29

Cash dividends declared per common share:
     BT Financial:
       Historical.............................................     .99        1.10          1.22
       Pro forma BT Financial and Armstrong...................                              1.22
       Pro forma BT Financial and Moxham......................     .99        1.10          1.22
       Pro forma all transactions.............................                              1.22
     Armstrong:
       Historical.............................................                             60.75
       Pro forma equivalent Armstrong and
          BT Financial........................................                             32.33
     Moxham:
       Historical.............................................     .56         .58           .64
       Pro forma equivalent Moxham and
          BT Financial........................................    1.14        1.27          1.40

- ---------

(1) Includes the acquisition of Huntington Bank on December 14, 1995.

                           COMPARATIVE MARKET PRICES

     The BT Financial Common Stock is traded on NASDAQ and Moxham's Common Stock is included for quotation on the NASDAQ/SCM. The table below sets forth, for the calendar quarters indicated, the reported high and low closing sales prices of BT Financial Common Stock and Moxham Common Stock based on published financial sources.

                                                          BT FINANCIAL          MOXHAM
                                                          COMMON STOCK       COMMON STOCK
                                                          -------------      -------------
                                                          HIGH     LOW       HIGH     LOW
                                                          ----     ----      ----     ----
    1994
      First Quarter....................................   $31 3/4  $30       $26      $25 1/2
      Second Quarter...................................    31       28        25       24 1/2
      Third Quarter....................................    30 1/2   28        24 1/2   24 1/2
      Fourth Quarter...................................    29 3/4   26 1/2    24 1/2   24
    1995
      First Quarter....................................   $29 3/4  $26       $27      $24
      Second Quarter...................................    31 1/2   29        26 1/2   24 1/2
      Third Quarter....................................    37 1/4   30 1/4    27       24 1/4
      Fourth Quarter...................................    37 1/2   33 1/2    38 1/2   24 1/4
    1996
      First Quarter....................................   $36 1/4  $33 1/2   $39 3/4  $36 3/4
      Second Quarter (through April   , 1996)..........   $36 3/4  $35 1/4   $42 1/4  $38 3/4

     The closing sales prices of the BT Financial Common Stock set forth above have not been retroactively adjusted for 5% stock dividends distributed by BT Financial on July 26, 1993 and October 14, 1994. The prices for Moxham Common Stock have been restated to reflect a 10% stock dividend distributed by Moxham on December 31, 1994.

     On January 11, 1995, the last full trading day prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the closing sales price per share of BT Financial Common Stock on NASDAQ as reported in The Wall Street Journal was $34 1/8. On January 9, 1996, the last day Moxham Common Stock was traded prior to the execution and delivery of the Merger Agreement and the public announcement thereof, the closing price per share of Moxham Common Stock on the NASDAQ/SCM as reported in The Wall Street Journal was
$36 3/4. The pro forma equivalent per share value of Moxham stock was $     per
share. On April   , 1996, the most recent date prior to the printing of this
Joint Proxy Statement/Prospectus, the closing sales price per share of BT Financial Common Stock on the NASDAQ as reported in The Wall Street Journal was
$     , and the closing price per share of Moxham Common Stock on the NASDAQ/SCM
as reported in The Wall Street Journal was $     .

     BT FINANCIAL AND MOXHAM SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR BT FINANCIAL AND MOXHAM COMMON STOCK PRIOR TO THE MEETINGS.

                                  THE MEETING

     This Joint Proxy Statement/Prospectus is being furnished to BT Financial and Moxham shareholders in connection with the solicitation of proxies by the BT Financial and Moxham Boards for use at the BT Financial Meeting to be held on
May   , 1996 at the executive offices of BT Financial at 532-34 Main Street,
Johnstown, Pennsylvania and the Moxham Meeting to be held at the executive offices of Moxham at 540 Central Avenue, Johnstown Pennsylvania. This Joint Proxy Statement/Prospectus and the enclosed proxy card are first being mailed to
shareholders on or about April   , 1996.

     At the Meetings, BT Financial and Moxham shareholders will consider and vote upon a proposal to adopt and approve the Merger Agreement and such other business as may properly come before the Meetings. The BT Financial and Moxham Boards unanimously voted to approve the Merger Agreement and the Merger and recommend a vote by their respective shareholders FOR adoption and approval of the Merger Agreement.

VOTING AT THE MEETINGS; RECORD DATES

     The BT Financial and Moxham Boards have fixed April   , 1996 as the record
date for determination of holders of record of shares of BT Financial and Moxham Common Stock entitled to notice of and to vote at the Meetings. Accordingly, only holders of record of shares of such stock at the close of business on that date are entitled to notice of and to vote at the Meeting of their respective corporation. As of April 17, 1996 there were 3,826,581 shares of BT Financial Common Stock outstanding held by 3,930 holders of record and 903,852 shares of Moxham Common Stock outstanding held by 590 holders of record. Each holder of record of shares of common stock as of the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on the proposal to adopt and approve the Merger Agreement and any other matters properly submitted for a vote of shareholders at the Meetings of their respective corporation. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of BT Financial or Moxham Common Stock entitled to vote at the Meeting of their respective corporation is necessary to constitute a quorum at the respective Meeting.

     The affirmative vote of the BT Financial shareholders entitled to cast at least a majority of the votes which all such shareholders are entitled to cast thereon is required to adopt and approve the Merger Agreement. An abstention, whether done in person or by proxy, or a failure to vote will have the effect of a vote against the Merger Agreement.

     The affirmative vote of the holders of Moxham Common Stock entitled to cast at least 70% of the votes which all such shareholders entitled to cast thereon is required to adopt and approve the Merger Agreement. An abstention, whether done in person or by proxy, or a failure to vote will have the effect of a vote against the Merger Agreement.

     Each director and executive officer of BT Financial and Moxham who owns shares of their respective corporation has advised BT Financial and Moxham that he or she intends to vote or direct the vote of all shares of stock over which he or she has voting control FOR adoption and approval of the Merger Agreement.
As of April   , 1996, the directors and executive officers of BT Financial were the beneficial owners of 241,187, or approximately 6.3%, of the outstanding shares of BT Financial Common Stock. If all shares of BT Financial Common Stock are present at the Meeting and the directors and executive officers of BT Financial all vote as they have stated that they intend to vote, the affirmative vote of only an additional 1,672,104 shares (or approximately 43.7%) of the BT Financial Common Stock would be necessary to adopt and approve the Merger
Agreement. As of April   , 1996, the directors and executive officers of Moxham
the beneficial owners of approximately 196,606, or approximately 21.75%, of the outstanding shares of Moxham Common Stock. If all shares of Moxham Common Stock are present at the Meeting, and all Moxham directors and officers vote as they intend to vote, the affirmative vote of only an additional 436,091 shares (or approximately 48.24%) of the Moxham Common Stock would be necessary to adopt and approve the Merger Agreement.

PROXIES

     All shares of BT Financial Common Stock and Moxham Common Stock that are entitled to vote and are represented at the Meeting of their respective corporation by properly executed proxies received prior to or at the Meeting of their respective corporation, and not revoked as of such time, will be voted at the Meeting of their respective corporation in accordance with the instructions indicated on those proxies. If no instructions are indicated on any proxies solicited by the BT Financial and Moxham Board which are received prior to or at the Meeting of their respective corporation, those proxies will be voted FOR adoption and approval of the Merger Agreement.

     It is not anticipated that any matter other than the proposal to adopt and approve the Merger Agreement will be brought before the Meetings. If any other matter is properly presented at the Meetings for consideration, including, among other things, a motion to adjourn the Meetings to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy card and acting thereunder will have discretion to vote on such matter in accordance with their best judgment.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the respective Secretary of BT Financial or Moxham, before the taking of the vote at the Meeting of their respective corporation, a written notice of revocation bearing a later date than the proxy card, (ii) duly executing a later dated proxy card relating to the same shares and delivering it to the respective Secretary of BT Financial or Moxham before the taking of the vote at the Meeting of their respective corporation, or (iii) attending the Meeting of their respective corporation and giving the respective Secretary of BT Financial or Moxham a written notice of revocation bearing a later date than the proxy card, before the taking of the vote at the Meeting of their respective corporation. Attendance at the Meeting of their respective corporation will not in and of itself constitute a revocation of a proxy. Any written notice of revocation or subsequent proxy from a BT Financial shareholder should be sent so as to be delivered to BT Financial Corporation, BT Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901, Attention Secretary, or hand delivered to the Secretary of BT Financial, before the taking of the vote at the BT Financial Meeting. Any written notice of revocation or subsequent Proxy from a Moxham shareholder should be sent so as to be delivered to Moxham Bank Corporation, 540 Central Avenue, Johnstown, Pennsylvania 15902, Attention: Secretary, or hand delivered to the Secretary of Moxham, before the taking of the vote at the Moxham Meeting.

     SHAREHOLDERS ARE URGED TO MARK, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE, EVEN IF THEY ARE PLANNING TO ATTEND THE MEETING OF THEIR RESPECTIVE CORPORATION. ALL PROPERLY EXECUTED PROXIES RECEIVED PRIOR TO OR AT THE MEETING OF THEIR RESPECTIVE CORPORATION WILL BE VOTED WITH RESPECT TO THE MATTER IDENTIFIED ON THE PROXY CARDS IN ACCORDANCE WITH ANY INSTRUCTIONS THEREON AND, IF NO INSTRUCTIONS ARE GIVEN, WILL BE VOTED FOR ADOPTION AND APPROVAL OF THE MERGER AGREEMENT.

     Each of BT Financial and Moxham will bear the cost of the solicitation of Proxies from its own shareholders. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of each corporation from the shareholders of each corporation in person or by telephone, telegram or other means of communication. Those directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses incurred in connection with that solicitation. Arrangements will be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares of each corporation held of record by those custodians, nominees and fiduciaries, and such corporation will reimburse those custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

     SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS.

                                   THE MERGER

BACKGROUND OF THE MERGER

     The past decade has been a period of rapid change in the banking industry in general, and especially for the banking industry in Pennsylvania. This period has been characterized by accelerated consolidation throughout the United States and in Pennsylvania, and by intensified competition from domestic and foreign banks and from non-bank financial services organizations. This period also has been characterized by increasing requirements for investments in technology in order to meet customer needs on an efficient, competitive basis.

     Part of BT Financial's long-term strategic plan has been to acquire existing banks, savings and loan associations, savings banks and branches thereof in areas contiguous to the geographical areas that its banking subsidiaries currently serve. In connection with this strategic plan, BT Financial periodically reviews possible candidates for acquisition. Similarly, the Moxham Board has periodically reviewed the strategic alternatives for maximizing its shareholders' value.

     Initial contact with respect to the Merger was between Gerald W. Swatsworth, a director and former Chairman and Chief Executive Officer of BT Financial, and C.T. Evans, Chairman of Moxham. This consisted of a series of meetings in April and May, 1995. There were discussions in general terms about the possibility of a merger but with no discussion of specific pricing. Mr. Evans advised Mr. Swatsworth that he would discuss the issue with the Moxham Board, and he so advised J. William Smith, President and Chief Executive Officer of Moxham, on May 24, 1995.

     None of these preliminary discussions resulted in a formal offer or agreement. The Moxham Board met on June 6, 1995 to determine if there were any interest in merging Moxham with another entity. At this meeting, it was determined by the Moxham Board that it did not wish to pursue a merger at that time. This decision was conveyed to Mr. Anderson, President and Chief Executive Officer of BT Financial, on July 31, 1995. Although the decision of the Moxham Board was not to pursue any merger action at the time, it nonetheless, on the advice of counsel, appointed a special committee (the "Moxham Merger Committee") whose function would be to consider any future offers that might occur.

     At the end of August or beginning of September, 1995, Mr. Smith received a telephone call from Mr. Anderson requesting a further meeting to pursue a possible merger. As a result, Mr. Anderson and Mr. Smith met several times during September and October to review the possibilities and terms and conditions of a merger. On October 25, 1995, the BT Financial Board approved the acquisition of Moxham on a pooling of interests basis in exchange for 1.15 shares of BT Financial Common Stock for each share of Moxham Common Stock, for a total consideration of $40,940,371 based on a market value for BT Financial Common Stock and the shares of Moxham Common Stock outstanding as of June 30, 1995. On November 4, 1995, BT Financial presented a formal offer to Moxham of
1.15 shares of BT Financial Common Stock for each share of Moxham Common Stock and 6.325 shares of BT Financial Common Stock for each share of Moxham Preferred Stock.

     During the period during which the conversations between Mr. Smith and Mr. Anderson took place, the Moxham Merger Committee retained Hopper Soliday to act as its financial advisor and met with representatives of Hopper Soliday on November 10, 1995. Hopper Soliday made a presentation that consisted of an analysis of the offer to the full board on November 14, 1995.

     At its November 14, 1995, meeting, the Moxham Board received the report of the Moxham Merger Committee and reviewed the offer with its financial advisor and counsel. The Moxham Board decided to delay a decision for one more week to provide an opportunity for further review of the offer.

     During the same period, BT Financial retained Berwind to act as its financial advisor in connection with the Merger. Berwind made a preliminary analysis and reported to BT Financial.

     The Moxham Board met again on November 21, 1995 and voted to accept a preliminary agreement to merge Moxham with and into BT Financial. A joint news release was prepared and announced following this meeting. Moxham counsel was present at this meeting and reviewed the legal aspects of the offer once again with the Moxham Board.

     It was the considered opinion of the Moxham Board that the terms of the offer contained in the preliminary agreement were satisfactory and that it was in the best interest of Moxham, its shareholders, employees and customers to proceed on this basis. The most significant aspect of the proposal was an exchange ratio of 1.15 shares of BT Financial Common Stock for each share of Moxham Common Stock, which resulted in a price of $41.98 per share of Moxham Common Stock based on the closing price for BT Financial Common Stock as reported on NASDAQ/SCM of $36.50 on November 10, 1995. Based upon the opinions rendered by Hopper Soliday, it was felt that this price was in keeping with the price ranges for similar transactions for institutions of comparable size.

     Thereafter the parties negotiated the terms of a definitive agreement. During the time of the negotiation, each party conducted a due diligence investigation of the other party for the purpose of determining the completeness and accuracy of the various warranties and representations that would be made. The definitive agreement was not executed until completion of the due diligence investigations and the agreement by the parties on all the terms and conditions in the agreement. The final agreement was approved by the Moxham Board after a review thereof. The officers of Moxham were authorized to execute the agreement, which was done on January 12, 1996. On March 27, 1996, the BT Financial Board ratified the Merger Agreement and authorized the issuance of up to 1,169,550 shares of BT Financial Common Stock in connection with the Merger.

REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARDS OF DIRECTORS

  BT Financial

     The BT Financial Board believes that the Merger will benefit BT Financial, its shareholders and its customers. The Merger will result in a combined entity which has increased financial, managerial, technological and other resources and will be better able to meet increased competition and to profit from the opportunities resulting in the changed legal and regulatory environment facing banks and bank holding companies. The combined entity will be in a position to offer new services or expand into additional markets and to offer existing services with increased efficiency. Although no assurances can be given that any specific level of expense savings will be achieved or as to the timing thereof, BT Financial has identified potential annual pretax savings expected to be achieved by consolidating certain operations, facilities and business lines and eliminating redundant costs. The Merger will expand BT Financial's customer base and increase the presence of BT Financial in Cambria, Somerset and Westmoreland Counties. At present, BT Financial's subsidiary banks conduct business through a network of 65 offices located throughout southwestern Pennsylvania. Subsequent to the Merger, BT Financial intends to operate eight of the branches of Moxham Bank and one of the branches of Garrett Bank as branches of Johnstown Bank.

  Moxham

     The Moxham Board has unanimously approved the Merger Agreement and has determined that the Merger is fair to and in the best interest of Moxham and its shareholders. Moxham unanimously recommends that its shareholders vote FOR adoption and approval of the Merger Agreement. The Moxham Board believes that the Merger will enable the shareholders to realize significant value when compared to the value of Moxham Common Stock should the Merger not occur.

     In reaching its determination that the Merger Agreement is fair to, and in the best interest of, Moxham and its shareholders, the Moxham Board considered a number of factors, both from a short-term and a long-term perspective, including the following:

          1. The Moxham Board's familiarity with and review of Moxham's business, financial condition, results of operation and prospects, including, but not limited to, its potential growth, development, productivity and profitability;

          2. The current and prospective environment in which Moxham operates, including national, state and local economic conditions, Moxham's competitive environment, the increased regulatory burden on financial institutions, the trend toward consolidation in the financial services industry (in general and among financial institutions in Pennsylvania in particular) and the likely effect of the foregoing factors on Moxham's potential growth, development, productivity and profitability;

          3. The business, financial condition, results of operation, market valuations and acquisition history of BT Financial and the opportunity for Moxham shareholders to participate in the future growth of BT Financial by becoming owners of BT Financial Common Stock as a result of the Merger;

          4. A comparison of the products and services provided by Moxham and BT Financial as well as the costs associated with and level of resources available to Moxham and to BT Financial, respectively, to maintain, provide future enhancements to and develop new products and services within their markets;

          5. The anticipated tax-free receipt of shares of BT Financial Common Stock in the Merger;

          6. The enhanced trading market of BT Financial Common Stock, which is traded on NASDAQ, as compared to Moxham Common Stock, which is included for quotation in the NASDAQ/SCM;

          7. The condition in the Merger Agreement that permits Moxham to terminate the Merger Agreement if it does not receive an opinion from its financial advisor, in form and content satisfactory to Moxham, to the effect that the Merger is fair, from a financial point of view to the shareholders. This opinion has been received and is attached hereto as Annex C.

     In addition, the Moxham Board is of the opinion that the Merger will result in a combined entity which has increased financial, managerial, technological and other resources and will be better able to meet increased competition and to profit from the opportunities resulting in the changed legal and regulatory environment facing banks and bank holding companies. The combined entity will be in a position to offer new services or expand into additional markets and to offer existing services with increased efficiency. Furthermore, the Merger will permit shareholders to exchange their shares of Moxham Common Stock for shares of BT Financial Common Stock, which are included for quotation on the NASDAQ/SCM which provides for a more active and liquid market.

     Based upon the above, the Moxham Board unanimously approved the Merger Agreement and recommends that the Moxham shareholders vote FOR adoption and approval of the Merger Agreement.

OPINIONS OF FINANCIAL ADVISORS

  BT Financial

     As described in "Background of the Merger," BT Financial retained Berwind to act as its financial advisor and deliver an opinion as to the fairness of the transaction, from a financial point of view, to the shareholders of BT Financial. BT Financial retained Berwind to act as BT Financial's financial advisor in connection with the Merger, based upon Berwind's qualifications, expertise and reputation as well as a prior successful relationship with Berwind. In the past, Berwind has provided financial advisory and fairness opinion services to BT Financial.

     The full text of Berwind's opinion dated April      , 1996 which sets forth
assumptions made, matters considered and limitations of the review undertaken, is attached as Annex A to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The summary of the opinion of Berwind set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion.

     On January 12, 1996, BT Financial and Moxham executed the definitive Merger Agreement. On March 27, 1996, the BT Financial Board ratified the Merger Agreement. In connection with and as a condition precedent to the execution of the Merger Agreement, Berwind delivered an opinion letter to BT Financial's Board stating that, as of such date, the Merger was fair to the shareholders of BT Financial from a financial point of view. No limitations were imposed by BT Financial's Board upon Berwind with respect to the investigations made or procedures followed by Berwind in rendering its opinion.

     In providing its opinion, Berwind reviewed (a) the Merger Agreement; (b) the audited consolidated financial statements of BT Financial and Moxham for the four years ended December 31, 1995, and certain other publicly filed information concerning BT Financial and Moxham, including but not limited to: (i) BT Financial's Annual Report and Form 10-K and Moxham's Annual Report for the fiscal years ended December 31, 1992, 1993, 1994 and 1995; (ii) BT Financial's and Moxham's Form 10-Q Reports for the quarter ended September 30, 1995; (iii) the most recent proxy statements of each of BT Financial and Moxham; (c) certain internal financial statements and other financial and operating data, including asset quality trends, concerning BT Financial and Moxham prepared by the managements of BT Financial and Moxham; (d) certain internal forecasted results of operations for BT Financial and Moxham as prepared by their respective managements; (e) discussions with members of the senior managements of BT Financial and Moxham regarding past and current business operations and financial condition; (f) the future prospects of the respective companies; (g) the reported trading prices and trading activity for BT Financial Common Stock and Moxham Common Stock; (h) certain financial and stock market information for BT Financial and comparisons of that data with similar information for certain other companies the securities of which are publicly traded; (i) the financial terms of certain recent business combinations in the commercial banking industry and (j) such other studies and analyses as Berwind considered appropriate.

     Berwind relied, without independent verification, upon the accuracy and completeness of all the financial and other information reviewed by it for purposes of its opinion. In that regard, Berwind assumed, with BT Financial's consent, that the financial forecasts, including, without limitation, projected cost savings, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the managements of BT Financial and Moxham and that such forecasts will be realized in the amounts and at the times contemplated. Berwind is not an expert in the evaluation of loan portfolios or the allowances for loan losses with respect thereto, and it has assumed, with BT Financial's consent, that all allowances for loan and lease losses set forth in the balance sheets of BT Financial and Moxham were adequate and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. In addition, Berwind did not make an independent evaluation or appraisal of the assets (including loans) or liabilities of BT Financial and Moxham.

     The following is a summary of selected analyses prepared by Berwind in connection with the delivery of its opinion.

     Comparable Companies and Comparable Acquisition Transaction Analyses. Berwind compared selected financial and operating data for Moxham with those of a peer group of publicly-traded banks located in Maryland, Ohio, Pennsylvania and West Virginia with assets between $150 million and $350 million. Financial data and operating ratios compared in the analysis of the Moxham peer group included: return on average assets, return on average equity, shareholders' equity to assets ratio and certain asset quality ratios. Berwind also compared selected financial, operating and stock market data for BT Financial with those of a peer group of selected commercial banks based in Maryland, Ohio, New Jersey and Pennsylvania with assets between $750 million and $1.5 billion. Financial, operating and stock market data, ratios and multiples compared in the analysis of the BT Financial peer group included return on average assets, return on average equity, shareholders' equity to asset ratio, certain asset quality ratios, price to book value and price to earnings.

     Berwind also compared the multiples of book value, tangible book value and the latest twelve months' earnings inherent to the Merger with the multiples paid in recent acquisitions of banks that Berwind deemed comparable. The transactions deemed comparable by Berwind included both interstate and intrastate acquisitions announced within the last year in which the selling institution's assets were between $150 million and $350 million. Berwind also reviewed subsets of this group of transactions, which included: (i) those transactions in which the selling institution's (a) return on assets was less than or equal to 1.0%, (b) equity to assets was less than or equal to 9%, and
(c) non-performing assets as a percent of assets was less than or equal to 1.00% and (ii) compared selected transactions located throughout the country and with a particular focus on those transactions in which the selling institution was located in Maryland, Ohio, Pennsylvania and West Virginia. However, no company or transaction used in this analysis is identical to BT Financial, Moxham or the Merger. Accordingly, an analysis of the result of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that would affect the public trading values of the companies or company to which they are being compared.

     Pro Forma Financial Impact. Berwind analyzed certain pro forma effects resulting from the Merger. The analysis, based upon certain assumptions, including BT Financial's estimates of cost savings and earnings improvements from the Merger following the completion of the Merger and estimated earnings for 1996-1998 prepared by the managements of BT Financial and Moxham showed some initial dilution to the earnings per share of BT Financial in 1996 which was eliminated in 1997 and thereafter as a result of the Merger.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth herein, without considering the analysis as a whole, could create an incomplete view of the processes underlying Berwind's opinion. In arriving at its fairness determination, Berwind considered the results of all such analyses. No company or transaction used in the above analysis as a comparison is identical to BT Financial or Moxham or the contemplated transaction. The analyses were prepared solely for purposes of Berwind's providing its opinion as to the fairness of the Merger Consideration to the BT Financial Board and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses.

     As described above, Berwind's opinion and presentation to the BT Financial Board was one of many factors taken into consideration by the BT Financial Board in making its determination to approve the Merger Agreement. Although the foregoing summary described the material provisions of the analyses conducted by
Berwind, in connection with the delivery of its opinion dated        , it does
not purport to be a complete description of all the analyses performed by Berwind and is qualified by reference to the written opinion of Berwind as set forth in Annex B hereto.

     Berwind, as part of its investment banking business, is regularly engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements, and valuations for various other purposes and in the determination of adequate consideration in such transactions.

     Berwind's opinion is based solely upon the information available to it and the economic, market and other circumstances as they existed as of the date its opinion was delivered; events occurring after the date of its opinion could materially affect the assumptions used in preparing its opinion. Berwind has not undertaken to reaffirm and revise its opinion or otherwise comment upon any events occurring after the date thereof.

     In delivering its opinion, Berwind assumed that in the course of obtaining the necessary regulatory and governmental approvals for the Merger, no restriction will be imposed on BT Financial that would have a material adverse effect on the contemplated benefits of the Merger. Berwind also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of BT Financial after the Merger.

     Pursuant to a letter agreement dated November 22, 1995 (the "Engagement Letter"), BT Financial engaged Berwind to act as its financial advisor in connection with the possible acquisition of all or a portion of the stock or assets of Moxham. BT Financial has paid Berwind $50,000 for its services pursuant to the terms of the Engagement Letter. In addition, the Engagement Letter provides that if Moxham is acquired, Berwind will charge a transaction fee of $100,000 pursuant to the Engagement Letter. The transaction fee is payable to Berwind in cash upon completion of the Merger. BT Financial has agreed to reimburse Berwind for its out-of-pocket expenses and to indemnify Berwind against certain liabilities relating to or arising from the engagement.

     Moxham

     General. Pursuant to engagement letters dated November 10, 1995 and December 11, 1995 (the "Hopper Soliday Engagement Letters"), the Moxham Board retained Hopper Soliday to render financial advisory and investment banking services to Moxham in connection with the possible sale of Moxham to BT Financial.

     Hopper Soliday is a recognized investment banking firm and as a customary part of its investment banking business is engaged in the valuation of bank and bank holding company securities in connection with mergers, acquisitions, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As a specialist in the securities of financial institutions, Hopper Soliday has experience in, and knowledge of, the valuation of banking enterprises. The Moxham Board selected Hopper Soliday on the basis of Hopper Soliday's ability to evaluate the fairness of the Merger from a financial point of view, its qualifications, its previous experience and its reputation in the banking and investment communities. Hopper Soliday has acted exclusively for the Moxham Board in rendering its fairness opinion and will receive a fee from Moxham for its services.

     Hopper Soliday has rendered a written opinion to the Moxham Board, dated as of the date of this Joint Proxy Statement/Prospectus (the "Hopper Soliday Opinion"), to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the shareholders of Moxham. THE FULL TEXT OF THE HOPPER SOLIDAY OPINION IS ATTACHED AS ANNEX C TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. MOXHAM SHAREHOLDERS ARE URGED TO READ THE HOPPER SOLIDAY OPINION IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY HOPPER SOLIDAY IN CONNECTION THEREWITH. THE FOLLOWING SUMMARY OF THE HOPPER SOLIDAY OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE HOPPER SOLIDAY OPINION. THE MERGER CONSIDERATION WAS DETERMINED BY NEGOTIATION BETWEEN MOXHAM AND BT FINANCIAL AND WAS NOT DETERMINED BY HOPPER SOLIDAY. SEE "THE MERGER--BACKGROUND OF THE MERGER."

     The Hopper Soliday Opinion is directed only to the Merger Consideration and does not constitute a recommendation to any Moxham shareholder as to how such shareholder should vote at the Special Meeting.

     In rendering its Opinion, Hopper Soliday reviewed, among other things: (i) Moxham's Annual Reports on Form 10-K and related financial information for the six fiscal years ended December 31, 1995, and Moxham's Quarterly Reports on Form 10-Q and related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995; (ii) BT Financial's Annual Reports on Form 10-K and related financial information for the six fiscal years ended December 31, 1995, and BT Financial's Quarterly Reports or Form 10-Q and related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995; (iii) certain information concerning the respective businesses, operations, regulatory condition and prospects of Moxham and BT Financial, including financial forecasts, relating to the business, earnings, assets and prospects of Moxham and BT Financial, furnished to Hopper Soliday by Moxham and BT Financial, which Hopper Soliday discussed with members of senior management of Moxham and BT Financial; (iv) historical market prices and trading activity for the Moxham Common Stock and BT Financial Common Stock and similar data for certain publicly-traded companies which Hopper Soliday deemed to be relevant; (v) the results of operations of Moxham and BT Financial and similar data for certain companies which Hopper Soliday deemed to be relevant; (vi) the financial terms of the Merger contemplated by the Merger Agreement and the financial terms of certain other mergers and acquisitions which Hopper Soliday deemed to be relevant; (vii) the pro forma impact of the Merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of BT Financial; (viii) the Merger Agreement; (ix) such other matters as Hopper Soliday deemed necessary. Hopper Soliday also met with certain members of senior management and other representatives of Moxham and BT Financial to discuss the foregoing as well as other matters Hopper Soliday deemed relevant. Hopper Soliday also considered such financial and other factors as it deemed appropriate under the circumstances and took into account its assessment of general economic, market and financial conditions, and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of the banking industry generally. Hopper Soliday's opinions are necessarily based upon conditions as they existed and could be evaluated on the respective dates thereof and the information made available to Hopper Soliday through the respective dates thereof.

     Hopper Soliday relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by and discussed with it for purposes of the Hopper Soliday Opinion. With respect to the financial forecasts reviewed by Hopper Soliday in rendering the Hopper Soliday Opinion, Hopper Soliday assumed that such financial forecasts reviewed by Hopper Soliday in rendering the Hopper Soliday Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Moxham and BT Financial as to the future financial performance of Moxham and BT Financial. Hopper Soliday did not make any independent evaluation or appraisals of the assets or liabilities of Moxham or BT Financial nor was it furnished with any such appraisals.

     The summary set forth below does not purport to be a complete description of the analyses performed by Hopper Soliday in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed below, Hopper Soliday believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. No one of the analyses performed by Hopper Soliday was assigned a greater significance with respect to industry performance, business and economic conditions and other matters, many of which are beyond Moxham's or BT Financial's control. The analyses performed by Hopper Soliday are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, analyses relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

     Transaction Summary. Hopper Soliday reviewed with the Moxham Board the key financial terms of the Merger. Hopper Soliday noted that based on BT Financial's market price of $36.50 on November 10, 1995, the then current value of the Merger to Moxham shareholders was $41.98 per share, representing a 29% premium to Moxham's market price of $32.625 per share on November 10, 1995. Hopper Soliday stated that the $41.98 per share value represented 212% of Moxham's fully-diluted book value per share as of September 30, 1995 and a multiple of
26.4 times Moxham's net income for the twelve months ended September 30, 1995.

     Contribution Analysis. Hopper Soliday reviewed the contribution made by each of BT Financial and Moxham to various balance sheet items and net income of the combined company at the proposed exchange ratio based on balance sheet data at September 30, 1995 and trailing twelve months earnings as of September 30, 1995. This analysis showed that Moxham shareholders would own approximately 22.7% of the aggregate shares outstanding of the combined company and that Moxham was contributing 17.9% of total assets, 16.5% of total loans, 18.5% of total deposits, 16.4% of shareholders' equity and 12.1% of net income, respectively, of the pro forma combined company as of September 30, 1995.

     Summary Comparison of Selected Institutions. Hopper Soliday compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended September 30, 1995 and market data as of November 10, 1995 for Moxham to a group of Pennsylvania banks and bank holding companies consisting of nine institutions with total assets of between $175 million and $400 million. The analysis included, but was not limited to the following ratios: equity/assets, non-performing assets/total assets, loan loss reserves/non-performing assets, return on average assets, return on average equity, net interest margin, efficiency ratio and dividend payout ratio.

     Hopper Soliday also compared selected balance sheet data, asset quality, capitalization and profitability ratios and market statistics using financial data at or for the twelve months ended September 30, 1995 and market data as of November 10, 1995 for BT Financial to a group of seven bank holding companies headquartered in Pennsylvania, with total assets of between $675 million and $2.4 billion. The analysis included, but was not limited to the following ratios: equity/assets, non-performing assets/total assets, loan loss reserves/non-performing assets, return on average assets, return on average equity, net interest margin, efficiency ratio and dividend payout ratio.

     Summary of Selected Bank Merger and Acquisition Transactions. Hopper Soliday compared the ratios of price/book, price/trailing 12 months earnings, price/market and book/book for the proposed merger to the high, mean, median and low ratios for a group of sixteen transactions announced since January 1, 1992. The selected transactions involved the acquisition of banks and bank holding companies headquartered in Pennsylvania, Maryland and West Virginia with total assets ranging from $112 million to $348 million and transaction values ranging from $12 million to $70 million.

     No company or transaction used in the above analysis as a comparison is identical to Moxham, BT Financial or the contemplated transaction. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex consideration and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which they are being compared. The ranges of valuations resulting from any particular analysis described above should not be taken to be Hopper Soliday's view of the actual value of Moxham or BT Financial. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given more weight than any other analyses.

     In performing its analyses, Hopper Soliday made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Moxham or BT Financial. The analyses performed by Hopper Soliday are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Hopper Soliday's opinion and presentation to the Moxham Board is just one of many factors taken into consideration by the Moxham Board.

     Pursuant to the Hopper Soliday Engagement Letter, Moxham agreed to pay Hopper Soliday a fee of 0.20% of the aggregate consideration to be paid in the Merger (the "Contingent Fee"). Based on the terms of the Merger Agreement, the Contingent Fee payable by Moxham to Hopper Soliday would be approximately $82,000. A non-refundable payment of $5,000 was paid to Hopper Soliday upon execution of the first Hopper Soliday Engagement Letter. Of the Contingent Fee, $25,000 was payable upon execution of the Merger Agreement, an additional $25,000 shall be payable upon mailing of the Joint Proxy Statement/Prospectus and the balance shall be payable upon the closing of the Merger. Moxham has also agreed to indemnify Hopper Soliday against certain liabilities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Moxham Board, Moxham shareholders should be aware that members of Moxham's management and the Moxham Board have interests in the Merger that are in addition to the interests of Moxham shareholders generally. The Moxham Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Indemnification

     After the effective time of the Merger, BT Financial, as the successor to Moxham, will indemnify and hold harmless any former directors, officers, employees or agents of either Moxham or the Moxham Banks who have rights to indemnification under the BCL and the articles of incorporation and bylaws of Moxham, or the Moxham Banks, as the case may be, from and against any and all claims, losses, liabilities or damages arising out of or in connection with any of their activities in such capacities or on behalf of, or at the request of, Moxham or the Moxham Banks prior to the effective time of the Merger ("Claims") in accordance with and to the extent required under the BCL and the articles of incorporation and bylaws of Moxham or the Moxham Banks. Further, BT Financial will be obligated to advance expenses incurred with respect to the foregoing, as they are incurred, in each case only to the extent such advances are required under the BCL and the articles of incorporation and bylaws of Moxham or the Moxham Banks as in effect on January 12, 1996. The obligations of BT Financial described in the preceding sentences will continue in full force and effect following the effective time of the Merger for a period of one year, although all rights to indemnification in respect of any Claim asserted or made within such period will continue until the final disposition of such Claim.

BT Financial will also provide officers' and directors' liability insurance coverage for all former directors and officers of Moxham or the Moxham Banks, whether or not they become part of the BT Financial organization after the effective time of the Merger, to the same extent as such coverage is provided to BT Financial's officers and directors, for one year following the effective time of the Merger.

  Directors

     Four directors of Moxham, designated by Moxham and acceptable to BT Financial, will become directors of BT Financial at the effective time of the Merger, to serve for such terms as may be determined by BT Financial consistent with its director retirement policies. Immediately after the Merger, eight directors of Moxham, selected by Moxham prior to the Merger (who may include some of the persons selected to be directors of BT Financial) who are acceptable to BT Financial, will be appointed to the Board of Directors of Johnstown Bank, each to serve until the 1997 annual meeting of BT Financial shareholders.

  Employee Matters

     BT Financial has agreed that BT Financial and its subsidiaries will attempt to cause all persons who are employed by Moxham or its subsidiaries at the effective time of the Merger to be employed by subsidiaries of BT Financial. BT Financial has also agreed that all employees of Moxham or its subsidiaries immediately prior to the Merger who are employed by subsidiaries of BT Financial following the Merger will be entitled to benefits which in the aggregate are no less favorable than those generally afforded other employees of BT Financial or its subsidiaries providing such employment. Prior service with Moxham or its subsidiaries will not be considered for purposes of determining eligibility for, or vesting of, such employment benefits, nor for any other purpose.

     BT Financial has agreed that any full-time employee of Moxham or any of its subsidiaries whose employment is terminated, other than for cause, by BT Financial or Johnstown Bank within six months after the Merger, and not offered a comparable job with BT Financial or a subsidiary of BT Financial, will be paid severance pay equal to one week's compensation multiplied by each year of service with Moxham, not exceeding three months salary, for any employee having less than 15 years of continuous service with Moxham, its subsidiaries or their respective predecessors, and not exceeding six months salary, for any employee having 15 or more years of continuous service with Moxham, its subsidiaries or their respective predecessors.

REGULATORY CONSIDERATIONS

     The Merger and Bank Merger are subject to the prior approval of the Federal Reserve and the Pennsylvania Department of Banking. As part of the approval process, other federal and state authorities will be notified.

     The Merger is subject to approval by the Federal Reserve pursuant to
Section 3 of the Bank Holding Company Act of 1956, as amended ("BHCA"). BT Financial filed an application with the Federal Reserve Bank of Philadelphia and it was accepted on March 7, 1996. The Federal Reserve approved the Merger on April 2, 1996.

     Consummation of the Merger will include BT Financial's acquisition of Moxham Community Development Corporation, a wholly-owned non-banking subsidiary of Moxham. Pursuant to Section 4 of the BHCA, BT Financial must publish a notice before acquiring a non-banking subsidiary. BT Financial filed such a notice with the Federal Reserve, and received approval of the acquisition on April 2, 1996.

     The Bank Merger is subject to approval by the Federal Reserve pursuant to
Section 18(c) of the Federal Deposit Insurance Act of 1950, as amended (the "FDIA"). BT Financial filed an application with the Federal Reserve Bank of Philadelphia and it was accepted on March 7, 1996. The Federal Reserve approved the Bank Merger on April 2, 1996.

     The Merger and Bank Merger are also subject to approval by the Pennsylvania Department of Banking. BT Financial filed an application with the Pennsylvania Department of Banking and it was accepted on March

7, 1996. Pursuant to the provisions of the Pennsylvania Banking Code, the Pennsylvania Department of Banking is required to make a decision on a proposed acquisition within 60 days of receipt of the application (including the articles of merger and application fee). The Pennsylvania Department of Banking must evaluate factors similar to those considered by the Federal Reserve, set forth below.

     Under Section 3 of the BHCA and Section 18(c) of the FDIA, the Federal Reserve must withhold approval of the Merger and Bank Merger if it finds that either transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the Merger and Bank Merger if it finds that the effect thereof may be substantially to lessen competition or to tend to create a monopoly or would in any other manner be in restraint of trade, unless it finds that any such anti-competitive effects of the Merger and Bank Merger are clearly outweighed in the public interest by the probable effects of the Merger and Bank Merger in meeting the convenience and needs of the communities to be served. In each case, the Federal Reserve will also take into consideration the financial and managerial resources and future prospects of the banking subsidiaries following the transactions. The Federal Reserve has indicated that it will not approve a significant acquisition unless the resulting institution has sufficient capitalization, taking into account, among other things, asset quality.

     In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve must take into account the record of performance of each of the existing and proposed institutions in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by each company.

     The Federal Reserve furnished notice and a copy of the applications for approval of the Merger and Bank Merger to the Office of the Comptroller of the Currency (the "OCC"), the Federal Deposit Insurance Corporation (the "FDIC") and the appropriate state regulatory authorities. These agencies had 30 days to submit their views and recommendations to the Federal Reserve. The Federal Reserve is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies within such 30-day period. No such recommendation was received.

     Under Section 3 of the BHCA, the Merger may not be consummated before the thirtieth calendar day or after three months from the date of the Federal Reserve's approval, unless such period is extended by the Federal Reserve. During this time, the Merger may be challenged by the Department of Justice on antitrust grounds. The commencement of an antitrust action by the Justice Department would stay the effectiveness of Federal Reserve approval of the Merger unless a court specifically orders otherwise. In reviewing the Merger, the Justice Department could analyze the Merger's effect on competition differently than the Federal Reserve, and thus it is possible that the Justice Department could reach a different conclusion than the Federal Reserve regarding the Merger's competitive effects.

     Under Section 4 of the BHCA and related regulations, the Federal Reserve must consider whether the performance of BT Financial's and non-banking activities on a combined basis can reasonably be expected to produce benefits to the public (such as greater convenience, increased competition and gains in efficiency) that outweigh possible adverse effects (such as undue concentration of resources, decreased or unfair competition, conflicts of interest and unsound banking practices). This consideration includes an evaluation of the financial and managerial resources of BT Financial and the effect of the proposed transaction on those resources.

     There can be no assurance that neither the Department of Justice nor any complaining parties will challenge the Merger, or if such a challenge is made, as to the results thereof.

RIGHTS OF DISSENTING SHAREHOLDERS

     Any owner of shares of Moxham Stock has the right under Subchapter 15D of the BCL to object to the Merger and demand to be paid in cash the fair value of such shares upon complying in full with the provisions of Subchapter 15D. THE FOLLOWING DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROVISIONS OF SUBCHAPTER 15D OF THE BCL AND IS QUALIFIED IN ITS

ENTIRETY BY REFERENCE TO THOSE PROVISIONS, A COPY OF WHICH IS ATTACHED HERETO AS ANNEX D. THOSE PROVISIONS MUST BE STRICTLY COMPLIED WITH OR A SHAREHOLDER'S DISSENTERS' RIGHTS MAY BE LOST.

     If an owner of shares of Moxham Stock wants to exercise the right to dissent, such owner must satisfy all of the following conditions. First, the owner must file with Moxham prior to the vote with respect to the Merger a written notice of his intention to demand that he be paid the fair value of his shares of Moxham Stock if the Merger takes place. Neither a vote in person or by proxy against adoption and approval of the Merger Agreement, nor an abstention from voting with respect to, or a failure to vote for adoption and approval of, the Merger Agreement will constitute such a written notice. Second, the owner must not effect any change in the beneficial ownership of his shares of Moxham Stock from the date of filing such written notice continuously through the effective time of the Merger. Finally, the owner must not vote in person or by proxy for adoption and approval of the Merger Agreement. Neither an abstention from voting with respect to, nor a failure to vote in person or by proxy against adoption and approval of, the Merger Agreement will constitute a vote for adoption and approval of the Merger Agreement. Unless an owner follows all these steps, he will not acquire any right to payment of the fair value of his shares and will be conclusively presumed to have consented to the Merger and will be bound by its terms. A written notice of an intention to demand payment of fair value should be sent prior to the Moxham Meeting to Moxham Bank Corporation, 540 Central Avenue, Johnstown, Pennsylvania 15902, Attention: Secretary.

     A person who is the beneficial owner, but not the record holder, of shares of Moxham Stock and who desires to exercise the rights of a dissenting shareholder may assert those rights with respect to shares held on that person's behalf and shall be treated as a dissenting shareholder under the terms of
Section 15D if he submits to Moxham a written consent of the record holder of those shares to such treatment no later than the time dissenters' rights are asserted with respect to those shares. A beneficial owner may not dissent with respect to less than all shares of which such person is the owner, whether or not the shares so owned are registered in such person's name.

     A record holder for more than one beneficial owner may assert dissenters' rights as to less than all of the shares registered in his name only if that holder dissents with respect to all shares beneficially owned by a person that are held by him and discloses the name and address of that person. In that event, the record holder will be treated as if the shares as to which he has dissented and the other shares held by him were registered in the names of different persons.

     If the Merger Agreement is adopted and approved by the requisite vote of the shareholders, Moxham or BT Financial will mail a "further notice" to each owner who followed all of the steps described above (a "Dissenter"). The "further notice" will: (i) state the location where and the date by which a demand for payment must be sent and certificates formerly representing shares of Moxham Stock ("Certificates") must be deposited in order to obtain payment, which date will not be less than 30 days after the date of mailing of the "further notice"; (ii) inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received; (iii) supply a form for demanding payment that includes a request for certification of the date on which the Dissenter acquired beneficial ownership of his shares of Moxham Stock; and (iv) include a copy of Subchapter 15D. If a Dissenter fails to demand timely payment or (in the case of certificated shares) fails to deposit his Certificates timely as required by the "further notice," that person will not have any right to receive payment of the fair value of his shares.

     If any shares are not represented by certificates, Moxham or BT Financial may restrict their transfer from the time of receipt of demand for payment until effectuation of the Merger or the release of restrictions under the terms of
Section 1577(a) of the BCL (relating to failure to effectuate the Merger).

     The Dissenter shall retain all other rights of a shareholder until those rights are modified by the Merger.

     If the Merger has not been consummated within 60 days after the date set in the "further notice" for demanding payment and depositing Certificates, Moxham or BT Financial will return any deposited Certificates and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. At any time thereafter, Moxham or BT Financial may send a new "further notice" containing the provisions described above to all Dissenters.

     Promptly after the effective time of the Merger, or upon timely receipt of demand for payment if the Merger has already occurred, BT Financial will either
(i) pay the amount that BT Financial estimates is the fair value of the Dissenters' Shares to the Dissenters who timely made demand for payment and (if their shares are certificated) timely deposited their Certificates, or (ii) provide written notice to those Dissenters that no payment will be made. This payment or written notice will be accompanied by a closing balance sheet and statement of income of Moxham for a fiscal year ending not more than 16 months before the date of payment or notice, the latest available interim financial statements of Moxham, a statement of BT Financial's estimate of the fair value of the Dissenters' Shares, a notice of the right of a Dissenter to demand payment or supplemental payment, as the case may be, and a copy of Subchapter 15D. If BT Financial does not pay its estimate of the fair value of the shares of Moxham Common Stock of any Dissenter, it must return his deposited Certificates to him and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. BT Financial may make a notation on any returned Certificate or its records relating to any such uncertificated shares that a demand for payment of fair value with respect to that Certificate has been made. If shares with respect to which notation has been made shall be transferred, each new Certificate therefor or the records relating to any transferred uncertificated shares will bear a similar notation, together with the name of the original dissenting holder or owner thereof. A transferee will not acquire by transfer any rights other than those that the original Dissenter had after making demand for payment of fair value.

     If BT Financial gives notice of its estimate of the fair value of the shares without remitting such amount, or remits payment of its estimate of the fair value of a Dissenter's shares and the Dissenter believes that BT Financial's estimate of the fair value of his shares of Moxham Stock is less than their fair value, that Dissenter should send BT Financial his own estimate of their fair value. A Dissenter's estimate will constitute a demand for payment of his estimate of the fair value of his shares of Moxham Stock or for payment of the difference between the two estimates if BT Financial has paid that Dissenter its estimate. If a Dissenter does not file with BT Financial his own estimate within 30 days after the mailing to him of the payment of BT Financial's estimated fair value or its written notice thereof, that Dissenter will not be entitled to receive any amount greater than the payment remitted by BT Financial or the amount stated in that notice.

     Within 60 days after the latest of (i) the effective time of the Merger,
(ii) timely receipt of any demands for payment of fair value in response to a "further notice," or (iii) timely receipt of a Dissenter's estimate of the fair value of his shares of Moxham Stock, if any demands for payment remains unsettled, BT Financial may file an application for relief in the Court of Common Pleas of Cambria County, Pennsylvania (the "Cambria Court"), requesting that the fair value of the remaining Dissenters' Shares be determined. All Dissenters whose demands for payment of the fair value of their Dissenters' Shares have not been settled will be made parties to such proceeding. A copy of the application shall be served on each such Dissenter. If a Dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa. C.S. 53 (relating to bases of jurisdiction and interstate and international procedure). The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof. Each Dissenter who is made a party to such proceeding will be entitled to recover the amount by which the fair value of his Dissenters' Shares exceeds any amount previously paid to that Dissenter by BT Financial for his shares, plus interest.

     If BT Financial fails to file an application with the Cambria Court prior to the expiration of that 60-day period, any Dissenter who has made a demand for payment of the fair value of his Dissenters' Shares and has not already settled his claim against BT Financial may file an application with the Cambria Court in the name of BT Financial within 30 days after expiration of that 60-day period. If no such Dissenter files an application within that 30-day period, all remaining Dissenters will be paid BT Financial's estimate of the fair value of their Dissenters' Shares and will not be entitled to any additional amounts. In any proceeding before the Cambria Court, the fair value of the Dissenters' Shares to be determined by the Cambria Court is the fair value of those shares immediately prior to the effective time of the Merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the Merger.

     The costs and expenses of any proceeding to determine the fair value of the remaining Dissenters' Shares will be determined by the Cambria Court and assessed against BT Financial, although all or any part of those costs and expenses may be apportioned and assessed as the Cambria Court deems appropriate against any Dissenters who are parties to the proceeding and whose actions in demanding supplemental payments the Cambria Court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith. The fees and expenses of counsel and experts for the respective parties may be assessed as the Cambria Court deems appropriate against BT Financial and in favor of any or all Dissenters if BT Financial failed to comply substantially with the requirements of Subchapter 15D and may be assessed against BT Financial or any Dissenter, in favor of any other party, if the Cambria Court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by Subchapter 15D. If the Cambria Court decides that any Dissenter's counsel provided substantial benefits to other Dissenters, but that the fees of such counsel should not be assessed against BT Financial, then the Cambria Court may award that counsel reasonable fees to be paid out of the amounts awarded to those other Dissenters.

     It is a condition to BT Financial's obligation to consummate the Merger that the number of Dissenters' Shares (treating all Moxham Preferred Stock as if they had converted into Moxham Common Stock) be less than 10% of the Moxham Common Stock expected to be outstanding as of the closing date of the Merger. See "The Merger Agreement--Conditions." BT Financial has reserved the right to waive this condition at any time.

RESALE RESTRICTIONS

     The shares of BT Financial Common Stock to be issued pursuant to the Merger Agreement will be freely transferable under the Securities Act except for shares issued to any Moxham shareholder who may be deemed to be an affiliate of Moxham for purposes of Rule 145 under the Securities Act as of the date of the Meeting. Moxham affiliates may not sell shares of BT Financial Common Stock acquired in the Merger except pursuant to an effective registration statement under the Securities Act covering those shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Persons who may be deemed to be affiliates of Moxham generally include individuals or entities that control, are controlled by, or are under common control with, Moxham and may include certain officers and directors of Moxham as well as the principal Moxham shareholders. Under the Merger Agreement, BT has agreed that Moxham affiliates will have rights to incidental registration and registration on request pursuant to which these affiliates may resell their shares of BT Financial Common Stock under an effective registration statement.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Kirkpatrick & Lockhart LLP, counsel to BT Financial, will render an opinion to BT Financial as to the principal federal income tax consequences expected to result from the Merger.

     The following is a summary of such opinion. This summary is qualified in its entirety by reference to the full text of such opinion, including the assumptions upon which such opinion is based. Such opinion is included as an exhibit to the Registration Statement. Neither such opinion nor this summary address any tax considerations under foreign, state or local laws, or the tax considerations to shareholders other than individual United States citizens who hold their shares of Moxham Stock within the meaning of Section 1221 of the Code.

     No rulings have been requested from the Internal Revenue Service as to the federal income tax consequences of the Merger. Moxham shareholders should be aware that the opinion of Kirkpatrick & Lockhart LLP is not binding on the Internal Revenue Service and the Internal Revenue Service is not precluded from taking a different position. Moxham shareholders should also be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. The opinion of Kirkpatrick & Lockhart LLP is based upon the federal income tax laws as in effect on the date of such opinion and as those laws are currently interpreted. There can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements contained herein.

     The federal income tax consequences discussed below are conditioned upon, and the opinion of Kirkpatrick & Lockhart LLP is based upon, the accuracy, as of the date hereof and at, as of and after the effective time of the Merger, of certain assumptions, including, but not limited to, the following (taking into account for purposes hereof all events that are contemplated under the Merger Agreement): (A) that, pursuant to the Merger, the former shareholders of Moxham receive shares of BT Financial Common Stock having a value on the date on which the effective time of the Merger occurs of not less than fifty percent (50%) of the value of the Moxham Stock as of the same date; (B) that following the Merger, BT Financial will continue the historic business of Moxham or use a significant portion of Moxham's historic business assets in a business; and (C) that a bona fide corporate business purpose exists for the Merger.

     BT Financial and Moxham believe that all of the foregoing assumptions are accurate as of the date hereof, and will be accurate at, as of and after the effective time of the Merger. If either BT Financial or Moxham learns before the effective time of the Merger that such assumptions are false and that its counsel therefore believes that the Merger is unlikely to be treated as a tax-free reorganization, then additional shareholder approval will be obtained before consummation of the Merger.

     Kirkpatrick & Lockhart LLP has rendered an opinion to BT Financial, based upon the assumptions set forth therein, that the Merger will have the following federal income tax consequences:

          (i) No gain or loss will be recognized by Moxham or BT Financial as a result of the Merger.

          (ii) No gain or loss will be recognized by any Moxham shareholder upon the exchange of that shareholder's shares of Moxham Stock for shares of BT Financial Common Stock pursuant to the Merger.

          (iii) The basis of the shares of BT Financial Common Stock received by a Moxham shareholder (including any fractional shares) will be the same as the basis of the shares of Moxham Stock surrendered in exchange therefor reduced by any amount allocable to a fractional share interest for which cash is received.

          (v) If shares of Moxham Stock were capital assets in the hands of a Moxham shareholder immediately prior to the Merger, the holding period of the shares of BT Financial Common Stock received by that shareholder in the Merger will include the holding period of the shares of Moxham Stock surrendered in exchange therefor.

          (vi) A Moxham shareholder who dissents from the proposed Merger and receives solely cash in exchange for that shareholder's shares of Moxham Stock will be treated as having received that cash as a distribution in redemption of those shares subject to the provisions and limitations of
     Section 302 of the Code. If the distribution is eligible for treatment as a distribution in redemption of that shareholder's shares, that shareholder will recognize gain to the extent of the consideration received less that shareholder's adjusted basis in those shares.

          (vii) The receipt by a Moxham shareholder of cash in lieu of a fractional share of BT Financial Common Stock will be treated as if that fractional share was issued to that holder in the Merger and thereafter redeemed by BT Financial for cash. That receipt of cash by a Moxham shareholder will be treated as a distribution by BT Financial in full payment in exchange for the fractional share as provided in Section 302(a) of the Code. If the distribution is eligible for treatment as a distribution in redemption of a Moxham shareholder's fractional share, that shareholder will recognize gain to the extent of the consideration received less that shareholder's allocable adjusted basis in that fractional share.

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER AND OTHER FACTORS, EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX

ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THAT SHAREHOLDER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN INCOME, PROPERTY, TRANSFER AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

     The Merger will be accounted for as a pooling of interests for financial reporting purposes. Under this method of accounting: the recorded assets and liabilities of BT Financial and Moxham will be carried forward to the surviving corporation at their recorded amounts after addressing any conformity issues; income of the surviving corporation will include income of BT Financial and Moxham for the entire fiscal year in which the combination occurs after addressing any conformity issues; and the reported income of the separate companies for prior periods will be combined and restated as income of the surviving corporation after addressing conformity issues. See "Unaudited Pro Forma Condensed Combined Financial Information."

                              THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached as Annex A and incorporated by reference herein. This summary is qualified in its entirety by reference to the full text of the Merger Agreement.

THE MERGER

     Upon satisfaction or waiver of the conditions set forth in the Merger Agreement, at the effective time of the Merger, Moxham will merge with and into BT Financial, with BT Financial being the surviving corporation. At the effective time of the Merger, the separate corporate existence of Moxham will cease and BT Financial will succeed to all the rights, privileges, immunities and franchises, and all the property and assets, real, personal and mixed, of Moxham, without the necessity for any separate conveyance or other transfer. After the Merger, BT Financial will be responsible and liable for all liabilities and obligations of Moxham of every kind and description, and neither the rights of creditors, nor any liens on the property of Moxham, will be impaired by the Merger. Immediately following the Merger, BT Financial shall merge the Moxham Banks into Johnstown Bank, which shall be the surviving bank.

     At the effective time of the Merger, each share of Moxham Common Stock then outstanding (except Dissenters' Shares and treasury shares) will be converted into the right to receive 1.15 shares of BT Financial Common Stock, and each share of Moxham Preferred Stock then outstanding (except Dissenters' Shares and treasury shares) shall be converted into the right to receive 6.325 shares of BT Financial Common Stock, plus accrued but unpaid dividends thereon to the effective time of the Merger. On the Closing Date, by virtue of the Merger, and without any action on the part of Moxham shareholders, each of the then issued and outstanding shares of Moxham Stock will cease to exist and will be deemed canceled, retired and eliminated, and all rights in respect thereof (other than with respect to Dissenters' Shares) will cease except the right to receive BT Financial Common Stock (based upon the Merger Consideration), regardless of whether the certificates representing such shares are surrendered to BT Financial by Moxham shareholders. The Merger Consideration will be adjusted immediately prior to the effective time of the Merger, if necessary, to reflect any consolidation, split-up, other subdivision or combination of BT Financial Common Stock, any dividend payable in BT Financial Common Stock, or any capital reorganization involving the reclassification of BT Financial Common Stock subsequent to the date of the Merger Agreement and prior to such time.

     At the effective time of the Merger, the articles of incorporation and bylaws of BT Financial as in effect immediately prior thereto will be the articles of incorporation and bylaws of the surviving corporation. The directors and principal officers of BT Financial from and after the effective time of the Merger will be the directors and principal officers of BT Financial immediately prior thereto. In addition, four directors of Moxham, designated by Moxham and acceptable to BT Financial will become directors of BT Financial at the effective time of the Merger, to serve for such terms as may be determined by BT Financial consistent with its director retirement policies.

     At the effective time of the Bank Merger, the articles of incorporation and bylaws of Johnstown Bank as in effect immediately prior thereto will be the articles of incorporation and bylaws of the surviving bank. The directors and principal officers of Johnstown Bank for and after the effective time of the Bank Merger will be the directors and principal officers of Johnstown Bank immediately prior thereto. In addition, immediately after the Bank Merger, eight directors of Moxham, selected by Moxham prior to the Merger (who may include some of those persons selected to be directors of BT Financial) who are acceptable to BT Financial will be appointed to the Board of Directors of Johnstown Bank, each to serve until the 1997 annual meeting of the shareholders of BT Financial.

EXCHANGE PROCEDURES

     After the effective time of the Merger, each holder of a Certificate, upon surrender of such Certificate to BT Financial or its exchange agent, together with a duly executed and completed letter of transmittal (which will be mailed to the holders of Certificates promptly following the effective time of the Merger), will be entitled to receive a certificate or certificates representing the number of whole shares of BT Financial Common Stock to which such holder is entitled as described above, plus cash (payable by check) in lieu of any fractional share of BT Financial Common Stock to which such holder would otherwise be entitled. Fractional shares of BT Financial Common Stock will not be issued. In lieu of a fractional share of BT Financial Common Stock, each relevant Moxham shareholder will receive a cash payment equal to the applicable fraction multiplied by the closing sale price on NASDAQ for BT Financial Common Stock on the Closing Date as reported in The Wall Street Journal, or, if BT Financial Common Stock is not traded on such date, the next succeeding day on which such stock is traded. No interest will be paid or accrued on the cash payable upon surrender of Certificates.

     Until surrendered in accordance with the requirements of the Merger Agreement, the Certificates (except for Certificates representing Dissenters' Shares and treasury shares) will from and after the effective time of the Merger represent for all purposes only the right to receive shares of BT Financial Common Stock and cash as described above. Upon surrender of a Certificate, there will be paid to the record holder of the certificate for shares of BT Financial Common Stock issued in exchange therefor (i) on the date of such exchange, the amount of dividends theretofore accrued and payable with respect to such full shares of BT Financial Common Stock as of any date subsequent to the effective time of the Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) on the appropriate payment date, the amount of dividends declared with a record date after the effective time of the Merger but prior to such surrender and a payment date subsequent to such surrender. No interest will be payable with respect to any such dividends.

     At the effective time of the Merger, (i) each share of Moxham Common Stock and Moxham Preferred Stock held in treasury will be canceled, retired and cease to exist and no consideration will be paid therefor, and (ii) each Dissenters' Share will be treated as described above (see "The Merger--Rights of Dissenting Shareholders").

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains representations and warranties of Moxham and BT Financial which are customary in transactions of this type, including, but not limited to, representations and warranties concerning: (a) their respective organization and capitalization; (b) the due authorization, execution and delivery and the enforceability of the Merger Agreement; (c) consents or approvals required, and the lack of conflicts or violations under applicable articles of incorporation, bylaws, instruments and laws, with respect to the transactions contemplated by the Merger Agreement; (d) the documents to be filed with the Commission and other regulatory agencies; and (e) the conduct of business in the ordinary course and absence of certain changes. The Merger Agreement also contains customary representations and warranties by Moxham, including, but not limited to, representations and warranties concerning: (a) taxes; (b) compliance with laws; (c) environmental conditions; (d) insurance;
(e) employee benefit plans; (f) loan loss reserve; (g) related party transactions; (h) fidelity bonds; and (i) investments.

CERTAIN COVENANTS

     Moxham has agreed that, except with the prior written consent of BT Financial, it will not: (i) issue any capital notes or shares of its capital stock, declare or distribute any stock dividend, authorize a stock split, or authorize, issue or make any other distribution of, on, or with respect to, its capital stock, except that Moxham may (A) distribute regular quarterly cash dividends in an amount not to exceed $.16 per share of Moxham Common Stock and $2.00 per share of Moxham Preferred Stock, (B) issue up to 74,722 shares of Moxham Common Stock after December 31, 1994 in connection with Moxham's Dividend Reinvestment Plan, and (C) issue Moxham Common Stock upon conversion of Moxham Preferred Stock; (ii) merge with, consolidate with, sell its assets to, or acquire substantially all the assets of, any other corporation, bank or person, or enter into any other transaction not in the ordinary course of business;
(iii) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock; (iv) create any pension or profit sharing plan, bonus, deferred compensation, death benefit or retirement plan, or any other fringe benefit, enter into any employment contract (written or otherwise) with, or grant any bonuses to, any officer, director or employee; (v) amend its articles of incorporation or bylaws except as may be necessary to consummate the transactions contemplated by the Merger Agreement or as required by law; (vi) incur any liability or obligation, make any commitment or disbursement, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction, except in the ordinary course of business; (vii) increase the rate of compensation of any director, officer, employee or agent or enter into any agreement to increase the rate of compensation of any director, officer or employee, other than normal increases in the ordinary course of business and consistent with past practice; (viii) intentionally do anything or intentionally fail to do anything which will cause a breach or a default under any contract, agreement, commitment or obligation to which it is a party or by which it may be bound; (ix) except for securities transactions effected in the ordinary course of business with the prior consent of BT Financial (which consent shall not be unreasonably withheld), make any capital expenditures in excess of $25,000 in the aggregate; (x) modify or extend any service bureau contracts, hardware/software maintenance agreements, lease agreements or other contracts that involve annual payments by Moxham that exceed $5,000 per contract or $20,000 in the aggregate; (xi) change its lending, borrowing, investment, asset/liability management or other material banking policies in any material respect, except as may be required by changes in applicable law, regulation or regulatory directives and except that, in connection with the closing of the transactions contemplated hereby, Moxham shall cooperate in good faith with BT Financial to adopt policies, practices and procedures consistent with those utilized by BT Financial and its subsidiaries;
(xii) open, close or move any branch offices of the Moxham Banks, except for the sale of Moxham Bank's Salem 22 Plaza Office; and (xiii) purchase any securities, including, without limitation mortgage-backed securities, at a price approximately fifty basis points above or below the face value of such securities.

     BT Financial has agreed that BT Financial and its subsidiaries will attempt to cause all persons who are employed by Moxham or its subsidiaries at the effective time of the Merger to be employed by subsidiaries of BT Financial. BT Financial has also agreed that all employees of Moxham or its subsidiaries immediately prior to the Merger who are employed by subsidiaries of BT Financial following the Merger will be entitled to benefits which in the aggregate are no less favorable than those generally afforded other employees of BT Financial or its subsidiaries providing such employment. Prior service with Moxham or its subsidiaries shall not be considered for purposes of determining eligibility for, or vesting of, such employment benefits, nor for any other purpose.

     BT Financial has agreed that any full-time employee of Moxham or any of its subsidiaries whose employment is terminated, other than for cause, by BT Financial or Johnstown Bank within six months after the Merger, and not offered a comparable job with BT Financial or a subsidiary of BT Financial, will be paid severance pay equal to one week's compensation multiplied by each year of service with Moxham, not exceeding three months salary, for any employee having less than 15 years of continuous service with Moxham, its subsidiaries or their respective predecessors, and not exceeding six months salary, for any employee having 15 or more years of continuous service with Moxham, its subsidiaries or their respective predecessors.

ACQUISITION PROPOSALS

     Moxham has agreed that neither it, nor any of its subsidiaries, nor any of its directors, officers or the directors or officers of its subsidiaries, nor any of its other affiliates (as defined in Rule 12b-2 under the Exchange Act) (each, an "Affiliate") will, and that it will cause its and its subsidiaries' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by Moxham and any individual member or employee of the foregoing) (each, an "Agent") not to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to their respective shareholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, Moxham or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or (iii) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal. Moxham must notify BT Financial immediately if any inquiries, proposals or offers related to an Acquisition Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to an Acquisition

Proposal are sought to be initiated or continued with, it or any of the above-referenced individuals or entities, and of the terms and other details of any such acquisition proposal or request.

MOXHAM DIVIDENDS

     Under the Merger Agreement, Moxham may pay regular quarterly cash dividends in an amount not to exceed $.16 per share of Moxham Common Stock and $2.00 per share of Moxham Preferred Stock. In addition, Moxham may issue up to 74,722 shares of Moxham Common Stock in connection with Moxham's Dividend Reinvestment Plan and Moxham may issue Moxham Common Stock upon conversion of Moxham Preferred Stock.

CONDITIONS

     The obligations of BT Financial to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or before the closing date of the Merger, of each of the following conditions, among others:
(a) each of the covenants to be performed by Moxham under the Merger Agreement on or before the closing date of the Merger having been duly performed; (b) the representations and warranties made by Moxham in the Merger Agreement being true and correct in all material respects on the closing date of the Merger with the same force and effect as though such representations and warranties had been made on and as of such date (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date); (c) Moxham shall have furnished to BT Financial a certified copy of the resolutions duly adopted by the Moxham Board authorizing and approving the Merger Agreement and the transactions contemplated thereby; (d) the Merger Agreement having been adopted and approved by the affirmative vote of 70% of the outstanding shares of Moxham Common Stock; (e) BT Financial, Moxham and their subsidiaries having received in form and substance satisfactory to BT Financial all necessary federal and state governmental and regulatory approvals and other consents necessary to permit consummation of the Merger (including, but not limited to, approvals of the Federal Reserve and the Pennsylvania Department of Banking), no such approvals and consents requiring BT Financial or any such subsidiary to enter into any agreement or stipulation that is inconsistent with prior Office of the Comptroller of the Currency, Pennsylvania Department of Banking or Federal Reserve practice or procedure, and all applicable waiting periods required by law having expired or elapsed; (f) no action, proceeding, regulation or legislation having been instituted or threatened before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of, the Merger Agreement, the consummation of the transactions contemplated thereby or the Merger, which, in the good faith judgment of BT Financial, makes it inadvisable to consummate such transactions; (g) BT Financial shall not have discovered any material error, misstatement or omission in any information furnished in writing or to be furnished in writing to BT Financial hereunder, or in the information to be furnished by Moxham and contained in the Registration Statement; (h) since the date of the Merger Agreement, there having not occurred any material adverse change in the business, financial condition, results of operations or prospects of Moxham on a consolidated basis, other than changes resulting from or attributable to changes in laws or regulations, generally accepted accounting principles, or interpretations thereof that affect the banking industry generally; (i) the Registration Statement having been declared effective by the Commission, being exempt or having been declared effective in each state having jurisdiction thereon, and no stop order proceeding being pending or threatened with respect thereto; (j) the number of Dissenters' Shares (treating all Moxham Preferred Stock Shares as if they had been converted into Moxham Common Stock) as of the closing date of the Merger being less than 10% of the Moxham Common Stock issued and outstanding on such date; (k) Moxham having paid all expenses incurred thereby in connection with the transactions contemplated by or described in the Merger Agreement, except for reasonable out-of-pocket expenses actually incurred that the parties acknowledge have not been billed on or before the closing date of the Merger; (m) an opinion of Moxham counsel on the matters specified in Section 4.1(a) through (e) of the Merger Agreement; and (n) a tax opinion from Kirkpatrick & Lockhart LLP on the matters specified in Section 5.1(n) of the Merger Agreement; (o) a fairness opinion from Berwind that the Merger is fair, from a financial point of view, to the BT Financial shareholders; and (p) an accounting opinion from Coopers & Lybrand LLP that the Merger will be accounted for as a pooling of interests.

     The obligations of Moxham to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by law), on or before the closing date of the Merger, of each of the following conditions, among others:
(a) each of the covenants to be performed by BT Financial under the Merger Agreement on or before the closing date of the Merger having been duly performed; (b) the representations and warranties made by BT Financial in the Merger Agreement being true and correct in all material respects on the closing date of the Merger with the same force and effect as though such representations and warranties had been made on and as of such date (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date); (c) BT Financial shall have furnished to Moxham a copy of the resolutions duly adopted by its Board of Directors authorizing the Merger Agreement (d) the Merger Agreement having been approved by the affirmative vote of the majority of votes cast by all holders of BT Financial Common Stock entitled to vote thereon; (e) BT Financial and Moxham having received in form and substance satisfactory to Armstrong all necessary federal and state governmental and regulatory approvals, shareholder approvals and other consents necessary to permit consummation of the Merger (including, but not limited to, approvals of the Federal Reserve, the Pennsylvania Department of Banking and the shareholders of BT Financial and Moxham), and all applicable waiting periods required by law having expired or elapsed; (e) no injunction having been issued by any court or governmental agency which prohibits or restricts the consummation of the transactions contemplated by the Merger Agreement which, in the good faith judgment of Moxham, would make it inadvisable to consummate such transactions; (f) Moxham shall not have discovered any material error, misstatement or omission in any information furnished in writing or to be furnished in writing to Moxham hereunder, or in the information to be furnished by BT Financial and contained in the Registration Statement; (g) since the date of the Merger Agreement, there having not occurred any material adverse change in the financial condition of BT Financial on a consolidated basis which would render consummation of the Merger impracticable, other than changes resulting from or attributable to changes in laws or regulations, generally accepted accounting principles, or interpretations thereof that affect the banking industry generally; (h) the Registration Statement having been declared effective by the Commission, being exempt or having been declared effective in each state having jurisdiction thereon, and no stop order proceeding being pending or threatened with respect thereto; (i) Moxham having received, as of the date of mailing of this Proxy Statement/Prospectus, an opinion from its financial advisor, in form and content satisfactory to it, to the effect that the Merger is fair, from a financial point of view, to the Moxham shareholders; and (j) opinion of counsel to BT Financial and Johnstown Bank on the matters specified in Section 4.2(a) through (e) of the Merger Agreement; (k) a tax opinion that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368 of the Code.

     Under the Merger Agreement, BT Financial has the right to perform a Phase I environmental assessment and a structural site inspection on the property owned by Moxham. If the results of these assessments reveal an environmental or structural condition with potential liability in excess of $100,000, BT Financial may terminate the Merger Agreement.

TERMINATION

     The Merger Agreement and the transactions contemplated thereby may be terminated: (a) at any time prior to the effective time of the Merger by the mutual consent of BT Financial and Moxham; (b) at any time, by either BT Financial or Moxham, if the applications for prior regulatory approval have been denied, and the time period for appeals and requests for reconsideration has run; (c) at any time, by either BT Financial or Moxham, if the shareholders of either Moxham and BT Financial do not approve the transactions contemplated by the Merger Agreement at the Meetings duly called for that purpose; (d) at any time, by either BT Financial and Moxham, if such party determines in good faith that any condition precedent to its obligations to consummate the Merger and the Bank Merger is or would be impossible to satisfy, provided that the terminating party has given the other party written notice at least 10 days prior to such termination and has given the other party a reasonable opportunity to discuss the matter with a view to achieving a mutually acceptable resolution; and (e) in any event, automatically on May 30, 1996 if the Merger has not been consummated on or before such date, unless extended by mutual consent of, BT Financial and Moxham. The parties, however, expect that the Merger will be consummated before May 30, 1996. If the Merger has not been consummated by May 30, 1996, Moxham and BT Financial shareholders will be notified by letter whether the Merger has been abandoned or if the parties have agreed to extend the termination date and what that date then is. The Merger Agreement does not limit the possible number of extensions of the termination date or the periods for which extension of the termination date may occur. If, at any time, BT Financial and Moxham agree in writing on a closing date of the Merger on which all conditions precedent to consummation of the Merger are expected to be satisfied or waived and one of them postpones that closing date for a reasonable period of time (which will be no more than 30 days and in no event will end later than May 30, 1996) to enable it to perform any obligations under the Merger Agreement and either BT Financial or Moxham refuses to consummate the Merger because all conditions precedent to its obligations to close have not been met on the closing date of the Merger as postponed, then such person may immediately terminate the Merger Agreement.

     In the event of any termination of the Merger Agreement: (i) certain confidentiality provisions and other provisions relating to expenses in the Merger Agreement will survive; (ii) if BT Financial terminates the Merger Agreement due to the failure to satisfy a condition precedent regarding (a) Moxham's performance of its covenants, (b) Moxham's representations and warranties, (c) the failure to deliver Moxham's certified resolutions regarding the Merger Agreement, or (d) any material error, misstatement or omission in the representations or warranties of Moxham, or in the information furnished by Moxham in the Registration Statement or any material failure to perform a covenant by Moxham, and satisfaction of such condition was within the control of Moxham, then Moxham will reimburse BT Financial for its attorneys' fees and other expenses reasonably incurred in connection with the transactions described in the Merger Agreement (to the extent not already paid by Moxham to BT Financial or any of its subsidiaries) and such failure will constitute a breach of the Merger Agreement and BT Financial will have all rights available in law and at equity for such breach of contract; (iii) if Moxham terminates the Merger Agreement due to the failure to satisfy a condition precedent regarding (a) BT Financial's performance of its covenants, (b) BT Financial's representations and warranties, (c) the failure to deliver BT Financial's certified resolutions regarding the Merger Agreement, or (d) any material error, misstatement or omission in the representations and warranties of BT Financial, or in the information furnished by BT Financial in the Registration Statements, or any material failure of BT Financial to perform a covenant, and satisfaction of such condition was within the control of BT Financial or any of its subsidiaries, then BT Financial will reimburse Moxham for its attorneys' fees and other expenses reasonably incurred in the transactions described in the Merger Agreement and such failure will constitute a breach of the Merger Agreement and Moxham will have all rights available in law and at equity for such breach of contract; (iv) if BT Financial terminates the Merger Agreement due to a material adverse change in Moxham's financial condition or the exceeding of the requisite number of Dissenters' Shares, then Moxham will reimburse BT Financial for its attorneys' fees and other expenses reasonably incurred in connection with the transactions described in the Merger Agreement (to the extent not already paid by Moxham to BT Financial), and upon payment in full thereof, Moxham will have no further liability or obligation to BT Financial under the Merger Agreement;
(v) if Moxham terminates the Merger Agreement due to the failure to satisfy one or more of certain conditions precedent regarding changes in BT Financial's financial condition, then BT Financial will reimburse Moxham for its attorneys' fees and other expenses reasonably incurred in connection with the Merger and certain transactions described in the Merger Agreement, and upon payment in full thereof, BT Financial will have no further liability or obligation to Moxham under the Merger Agreement; and (vi) if either party terminates for any reasons other than those specified in clauses (ii) through (v) above, then neither party will have any further liability to the other.

EXPENSES

     Except as described under "Termination" above, all expenses incurred by BT Financial or Moxham in connection with or related to the authorization, preparation and execution of the Merger Agreement, the solicitation of shareholder approval and all other matters related to the closing of the transactions contemplated by the Merger Agreement, including, without limiting the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by any such person, will be borne solely and entirely by the person that has incurred the same.

AMENDMENT AND WAIVER

     Any of the terms or conditions of the Merger Agreement may be waived at any time by the person which is entitled to the benefit thereof, or any of those terms or conditions may be amended or modified in whole or in part at any time before or after the vote of the shareholders on the Merger Agreement to the extent permitted by law by agreement in writing, executed in the same manner as the Merger Agreement after authorization to do so by the Board of each party thereto; provided, however, that such action will be taken only if, in the judgment of the Boards of each party taking the action, such waiver or such amendment or modification will not have a material adverse effect on the benefits intended under the Merger Agreement to such party and its shareholders following approval of the Merger Agreement by the shareholders, unless the Merger Agreement, as modified, is resubmitted to the shareholders for their approval.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

     The following tables set forth unaudited pro forma condensed combined financial information for BT Financial that gives effect to the Merger, BT Financial's acquisition of Huntington on December 14, 1995, and BT Financial's pending acquisition of Armstrong. The Merger is expected to be accounted for under the pooling of interests method of accounting. Under the pooling of interests method of accounting, the historical book values of the assets, liabilities and shareholders' equity of Moxham as reported on its consolidated balance sheet, will be carried over onto the Consolidated Balance Sheet of BT Financial after addressing conformity issues, and no goodwill or other intangible assets will be created. BT Financial will include in its consolidated statement of income the consolidated results of operations of Moxham for the entire fiscal year in which the effective date of the Merger occurs after addressing conformity issues. BT Financial will also combine and restate its results of operations for prior periods to include the reported consolidated results of operations of Moxham for prior periods after addressing conformity issues. The unaudited pro forma condensed combined income statement gives effect to the acquisition of Moxham for the three years ended December 31, 1995. The accompanying unaudited pro forma condensed combined financial information assumes that in BT Financial's pending acquisition of Moxham, 1.15 shares of BT Financial Common Stock will be issued for each share of Moxham Common Stock and
6.325 shares of BT Financial Common Stock will be issued for each share of Moxham Preferred Stock. See "The Merger Agreement--The Merger."

     BT Financial's acquisition of Huntington has been, and the Armstrong Merger will be, accounted for under the purchase method of accounting. The unaudited pro forma condensed combined income statement gives effect to the Armstrong Merger and the acquisition of Huntington for the year ended December 31, 1995. The Armstrong Merger Agreement provides for an exchange ratio of 26.5 shares of BT Financial Common Stock and $596.25 in cash for each share of Armstrong Common Stock. This exchange ratio is subject to change in certain circumstances. The accompanying unaudited pro forma condensed combined financial information reflects an equivalent per share of Armstrong Common Stock at that exchange ratio.

     This unaudited pro forma condensed combined financial information is based on the estimates and assumptions set forth in the notes to such statements. The pro forma adjustments made in connection with the development of the unaudited pro forma condensed combined financial information are preliminary and have been made solely for purposes of developing such unaudited pro forma condensed combined financial information as necessary to comply with the disclosure requirements of the Commission. Where applicable, the pro forma adjustments have been separately taxed at the statutory rate of 35%. The unaudited pro forma condensed combined financial information has been prepared using the historical consolidated financial statements and notes thereto, which are incorporated herein by reference. See "Incorporation of Certain Documents by Reference." The unaudited pro forma condensed combined financial statements do not give effect to anticipated cost savings in connection with the Merger and do not purport to be indicative of the combined financial position or results of operations of future periods or indicative of the results that actually would have been realized had the entities been a single entity during these periods.

     The unaudited pro forma condensed combined financial information set forth below should be read in conjunction with the audited financial statements, including the notes thereto, of BT Financial that are incorporated by reference in this Joint Proxy Statement/Prospectus and of Armstrong and of Moxham that appear elsewhere in this Joint Proxy Statement/Prospectus. See "Incorporation of Certain Documents by Reference," "Selected Financial Information," and "Index to Moxham and Armstrong Financial Statements."

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1995

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                             BT
                                                            FINAN-
                                                            CIAL                                              BT            PRO
                                          MOXHAM             AND                            ARMSTRONG      FINANCIAL       FORMA
                      BT                    PRO             MOXHAM      BT                     PRO            AND         COMBINED
                    FINAN-                 FORMA             PRO       FINAN-                 FORMA        ARMSTRONG        ALL
                    CIAL(1)   MOXHAM    ADJUSTMENTS         FORMA     CIAL(1)  ARMSTRONG   ADJUSTMENTS     COMBINED     TRANSACTIONS
                    -------   ------    -----------         -----     -------  ---------   -----------     --------      -----------
ASSETS:
  Cash and cash
    equivalents...    50,108    8,935                        59,043     50,108      1,427       (350)(6)      51,185         60,120
  Money Market
    Investments...     2,688    8,961                        11,649      2,688          0                      2,688         11,649
  Investment
  securities......   243,309   60,075         (17)(2)       303,367    243,309     38,285     (4,346)(7)     277,248        337,306
  Loans, net of
    unearned
    interest......   857,557  154,398        (715)(3)     1,011,240    857,557     11,055                    868,612      1,022,295
  Reserve for
    loan losses...    (8,071)  (1,962)                      (10,033)    (8,071)      (150)                    (8,221)       (10,183)
  Premises and
    equipment.....    25,672    6,052                        31,724     25,672        312                     25,984         32,036
  Other assets....    31,139    4,436         142 (2)(4)     35,717     31,139        614      3,957 (6)(8)   35,710         40,288
                   ---------  -------     -------         ---------  ---------  ---------    -------       ---------      ---------
    Total Assets.. 1,202,402  240,895        (590)        1,442,707  1,202,402     51,543       (739)      1,253,206      1,493,511
                   =========  =======     =======         =========  =========  =========    =======       =========      =========
LIABILITIES:
  Deposits:
    Non-interest
      bearing.....   138,252   23,103                       161,355    138,252      4,921                    143,173        166,276
    Interest
      bearing.....   897,395  194,502                     1,091,897    897,395     33,742                    931,137      1,125,639
                   ---------  -------     -------         ---------  ---------  ---------    -------       ---------      ---------
      Total
        deposits.. 1,035,647  217,605                     1,253,252  1,035,647     38,663                  1,074,310      1,291,915
    Funds
      borrowed....    37,579      100                        37,679     37,579      4,000                     41,579         41,679
    Other
      liabilities.     7,050    2,397         400 (4)         9,847      7,050        509                      7,559         10,356
    Long-term
      debt........    20,083      715        (715)(3)        20,083     20,083          0                     20,083         20,083
                   ---------  -------     -------         ---------  ---------  ---------    -------       ---------      ---------
      Total
      liabilities. 1,100,359  220,817        (315)        1,320,861  1,100,359     43,172          0       1,143,531      1,364,033
                   ---------  -------     -------         ---------  ---------  ---------    -------       ---------      ---------
SHAREHOLDERS'
  EQUITY:
  Preferred
    stock.........         0    1,378      (1,378)(5)             0          0          0                          0              0
  Common
    stock.........    19,133    1,808       3,827 (5)        24,768     19,133        400        660 (9)      20,193         25,828
  Surplus.........    33,320    3,750      (2,459)(2)(5)     34,611     33,320        850      5,722 (9)      39,892         41,183
  Retained
    earnings......    48,336   12,780        (260)(4)        60,856     48,336      6,649     (6,649)(9)      48,336         60,856
  Net unrealized
    holding gains
    (losses) on
    securities
    available-
    for-sale......     1,254      362          (5)(2)         1,611      1,254        472       (472)(9)       1,254          1,611
                   ---------  -------     -------         ---------  ---------  ---------    -------       ---------      ---------
    Total
      shareholders'
      equity......   102,043   20,078        (275)          121,846    102,043      8,371       (739)        109,675        129,478
                   ---------  -------     -------         ---------  ---------  ---------    -------       ---------      ---------
    Total
      liabilities
      and
      shareholders'
      equity...... 1,202,402  240,895        (590)        1,442,707  1,202,402     51,543       (739)      1,253,206      1,493,511
                   =========  =======     =======         =========  =========  =========    =======       =========      =========
  Book value per
    share.........     26.67    20.69                         24.60      26.67   1,046.38                      27.16          25.07
  Shares
    outstanding,
    fully diluted. 3,826,581  980,852     146,217 (5)     4,953,650  3,826,581      8,000    204,000 (9)   4,038,581      5,165,650

                                              (footnotes continued on next page)

- ---------

(1) The BT Financial balance sheet includes Huntington Bank, which was acquired by BT Financial on December 14, 1995. Pro forma balance sheet information for the acquisition of the Huntington Bank as of September 30, 1995, was previously reported as an amendment to a Form 8-K filed on February 27, 1996.

(2) Reflects the elimination of 792 shares of Moxham Common Stock owned by BT Financial.

(3) Reflects the elimination of a loan from Johnstown Bank to Moxham.

(4) Reflects the recording of liability for additional supplemental retirement benefits due certain officers upon a change in control.

(5) Reflects the issuance of 1.15 shares of BT Financial Common Stock for each share of Moxham Common Stock, including shares issued after the conversion of 14,000 shares of Moxham Preferred Stock. Excludes 792 current shares of Moxham Common Stock that are owned by BT Financial.

(6) Reflects estimated legal, accounting and severance costs of the Armstrong Merger.

(7) Represents the sale of certain investment securities to fund the cash paid to Armstrong shareholders, based upon a market value of $36.00 for BT Financial Common Stock.

(8) Represents goodwill associated with the Armstrong Merger. Asset valuations different than book value are currently estimated to be minimal.

(9) Represents the issuance of 26.5 shares of BT Financial Common Stock (212,000 shares in total) for each share of Armstrong Common Stock and cash paid to Armstrong shareholders for a total value of $11.98 million. Pro forma adjustments to eliminate shares of Armstrong Common Stock and issue shares of BT Financial Common Stock are represented as follows:

        Common stock......................................................................     (400)   1,060
        Surplus...........................................................................     (850)   6,572
        Retained earnings.................................................................   (6,649)      --
        Net unrealized holding gains (losses) on securities available-for-sale............     (472)      --
                                                                                             ------    -----
            TOTAL SHAREHOLDERS' EQUITY....................................................   (8,371)   7,632

               PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR
                          YEAR ENDED DECEMBER 31, 1995

                (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
                                  (UNAUDITED)

                                                             BT
                                                            FINAN-                                            BT
                                                            CIAL                                           FINANCIAL       PRO
                                          MOXHAM             AND                            ARMSTRONG         AND         FORMA
                      BT                    PRO             MOXHAM      BT                     PRO         ARMSTRONG     COMBINED
                    FINAN-                 FORMA             PRO       FINAN-                 FORMA           PRO          ALL
                    CIAL(1)   MOXHAM    ADJUSTMENTS         FORMA     CIAL(1)  ARMSTRONG   ADJUSTMENTS       FORMA     TRANSACTIONS
                    -------   ------    -----------         -----     -------  ---------   -----------       -----     ------------
INTEREST INCOME
  Loans, including
    fees..........    71,931   14,096         (67)(2)        85,960     71,931     841                        72,772        86,801
  Investment
    securities....    16,845    3,770                        20,615     16,845   2,436          (283)(4)      18,998        22,768
  Money market
    investments...       544      192                           736        544       7                           551           743
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
    Total interest
      income......    89,320   18,058         (67)          107,311     89,320   3,284          (283)         92,321       110,312
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
INTEREST EXPENSE
  Deposits........    33,799    8,995                        42,794     33,799   1,358                        35,157        44,152
  Borrowings......     2,458      211                         2,669      2,458     126                         2,584         2,795
  Long-term debt..     1,620       67         (67)(2)         1,620      1,620       0                         1,620         1,620
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
    Total interest
      expense.....    37,877    9,273         (67)           47,083     37,877   1,484             0          39,361        48,567
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
NET INTEREST
  INCOME..........    51,443    8,785           0            60,228     51,443   1,800          (283)         52,960        61,745
  Provision for
    loan losses...     1,694      307                         2,001      1,694      38                         1,732         2,039
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
  Net interest
    income after
    provision for
    loan losses...    49,749    8,478           0            58,227     49,749   1,762          (283)         51,228        59,706
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
OTHER INCOME:
  Net security
    gains
    (losses)......       188       62                           250        188     194                           382           444
  Other...........     7,587    1,401                         8,988      7,587      52                         7,639         9,040
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
    Total other
      income......     7,775    1,463           0             9,238      7,775     246             0           8,021         9,484
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
OTHER EXPENSES:
  Salaries and
    employee
    benefits......    20,276    4,592                        24,868     20,276     474                        20,750        25,342
  Occupancy and
    equipment
    expense.......     6,497    1,223                         7,720      6,497     130                         6,627         7,850
  Amortization of
    intangible
    assets........     1,874       30                         1,904      1,874       0           270 (5)       2,144         2,174
  Other operating
    expenses......    11,570    2,460                        14,030     11,570     567                        12,137        14,597
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
    Total other
      expenses....    40,217    8,305           0            48,522     40,217   1,171           270          41,658        49,963
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
  Income Before
    Income Taxes..    17,307    1,636           0            18,943     17,307     837          (553)         17,591        19,227
  Provision for
    income taxes..     5,620      161                         5,781      5,620     190           (99)(6)       5,711         5,872
                   ---------  -------     -------         ---------  ---------   -----       -------       ---------     ---------
      Net Income..    11,687    1,475           0            13,162     11,687     647          (454)         11,880        13,355
                   =========  =======     =======         =========  =========   =====       =======       =========     =========
  Net income per
    share.........      3.05     1.51                          2.66       3.05   80.90                          2.94          2.59
  Dividends paid
    per share.....      1.22     0.64                          1.22       1.22   60.75                          1.22          1.22
  Weighted average
    shares
    outstanding,
    fully diluted. 3,826,581  976,342     145,539 (3)     4,948,462  3,826,581   8,000       204,000 (7)   4,038,581     5,160,462

               PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR
                          YEAR ENDED DECEMBER 31, 1994

                (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                                                        BT
                                                                                                     FINANCIAL
                                                                                         PRO            AND
                                                                BT                       FORMA        MOXHAM
                                                             FINANCIAL     MOXHAM      ADJUSTMENTS   PRO FORMA
                                                             ---------     ------      -----------   ---------
INTEREST INCOME
Loans, including fees.....................................      55,984      12,372         (63)(2)      68,293
Investment securities.....................................      16,020       3,371                      19,391
Money market investments..................................       1,235         111                       1,346
                                                             ---------     -------     -------       ---------
     Total interest income................................      73,239      15,854         (63)         89,030
                                                             ---------     -------     -------       ---------
INTEREST EXPENSE
Deposits..................................................      24,817       6,689                      31,506
Borrowings................................................         766         229                         995
Long-term debt............................................         629          63         (63)(2)         629
                                                             ---------     -------     -------       ---------
     Total interest expense...............................      26,212       6,981         (63)         33,130
                                                             ---------     -------     -------       ---------
NET INTEREST INCOME.......................................      47,027       8,873                      55,900
Provision for loan losses.................................         904         264                       1,168
                                                             ---------     -------     -------       ---------
     Net interest income after provision for loan
       losses.............................................      46,123       8,609           0          54,732
                                                             ---------     -------     -------       ---------
OTHER INCOME
Net security gains (losses)...............................         193         154                         347
Other.....................................................       6,781       1,279                       8,060
                                                             ---------     -------     -------       ---------
     Total other income...................................       6,974       1,433           0           8,407
                                                             ---------     -------     -------       ---------
OTHER EXPENSES
Salaries and employee benefits............................      18,610       4,333                      22,943
Occupancy and equipment expense...........................       6,074       1,159                       7,233
Amortization of intangible assets.........................       1,275          16                       1,291
Other operating expenses..................................      11,560       2,570                      14,130
                                                             ---------     -------     -------       ---------
     Total other expenses.................................      37,519       8,078           0          45,597
                                                             ---------     -------     -------       ---------
INCOME BEFORE INCOME TAXES................................      15,578       1,964           0          17,542
  Provision for income
     taxes................................................       4,672         211                       4,883
                                                             ---------     -------     -------       ---------
     NET INCOME...........................................      10,906       1,753           0          12,659
                                                             =========     =======     =======        ========
Net income per share......................................        2.85        1.81                        2.56
Dividends paid per share..................................        1.10        0.58                        1.10
Weighted average shares outstanding.......................   3,826,581     967,959     144,282(3)    4,938,822

               PRO FORMA CONDENSED COMBINED INCOME STATEMENT FOR
                          YEAR ENDED DECEMBER 31, 1993
                (IN THOUSANDS, EXCEPT SHARES AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                            PRO FORMA      PRO FORMA
                                                BT FINANCIAL    MOXHAM     ADJUSTMENTS      COMBINED
                                                ------------    -------    -----------      ---------
INTEREST INCOME
Loans, including fees........................        49,590     11,535           (61)(2)      61,064
Investment securities........................        14,467      2,913                        17,380
Money market investments.....................         2,197        372                         2,569
                                                  ---------    -------       -------       ---------
     Total interest income...................        66,254     14,820           (61)         81,013
                                                  ---------    -------       -------       ---------
INTEREST EXPENSE
Deposits.....................................        22,471      5,956                        28,427
Borrowings...................................           336         35                           371
Long-term debt...............................           336         61           (61)(2)         336
                                                  ---------    -------       -------       ---------
     Total interest expense..................        23,143      6,052           (61)         29,134
                                                  ---------    -------       -------       ---------
NET INTEREST INCOME..........................        43,111      8,768                        51,879
Provision for loan losses....................         1,975        193                         2,168
                                                  ---------    -------       -------       ---------
     Net interest income after provision for
       loan losses...........................        41,136      8,575             0          49,711
                                                  ---------    -------       -------       ---------
OTHER INCOME
Net security gains (losses)..................            (4)       138                           134
Other........................................         6,898      1,173                         8,071
                                                  ---------    -------       -------       ---------
     Total other income......................         6,894      1,311             0           8,205
                                                  ---------    -------       -------       ---------
OTHER EXPENSE
Salaries and employee benefits...............        17,183      4,123                        21,306
Occupancy and equipment expense..............         5,418      1,089                         6,507
Amortization of intangible assets............         1,104         23                         1,127
Other operating expenses.....................        10,135      2,488                        12,623
                                                  ---------    -------       -------       ---------
     Total other expenses....................        33,840      7,723             0          41,563
                                                  ---------    -------       -------       ---------
INCOME BEFORE INCOME TAXES...................        14,190      2,163             0          16,353
Provision for income taxes...................         4,846        235                         5,081
                                                  ---------    -------       -------       ---------
Income before cumulative effect of accounting
  principle changes..........................         9,344      1,928             0          11,272
Cumulative effect of change in accounting for
  Income taxes...............................           113        (27)                           86
                                                  ---------     ------       -------       ---------
     Net Income..............................         9,457      1,901             0          11,358
                                                  =========     ======       =======       =========
Net income per share.........................          2.72       1.98                          2.48
Dividends paid per share.....................          0.99       0.56                          0.99
Weighted average shares outstanding..........     3,479,574     958,370      142,844(3)    4,580,788

- ---------

(1) The BT Financial income statement figures for the year ended December 31, 1995 represent the pro forma results of BT Financial and Huntington Bank. The acquisition was closed on December 14, 1995. Pro forma income statement information for the acquisition of Huntington Bank for the nine months ended September 30, 1995, was previously reported in an amendment to a Form 8-K filed on February 27, 1996. BT Financial's Annual Report on Form 10-K for the year ended December 31, 1995, included pro forma information for the acquisition of Huntington Bank for the twelve months ended December 31, 1995.

(2) Reflects the elimination of interest income and expense from term debt at Moxham borrowed from BT Financial.

(3) Reflects the adjustment to weighted average shares due to the issuance of
    1.15 shares of BT Financial Common Stock for each share of Moxham Common Stock, including shares issued for the conversion of 14,000 shares of Moxham Preferred Stock. Excludes 792 shares of Moxham Common Stock owned by BT Financial.

(4) Reflects the reduction in income from the sale of certain investment securities at an estimated average rate of 6.5% to fund the cash paid to Armstrong shareholders.

(5) Reflects the amortization of goodwill over a 15 year period and organization costs over a 5 year period. Purchase adjustments to other assets and liabilities are estimated to be minimal and are not reflected in the pro forma income statements.

(6) Reflects tax effect of item (4).

(7) Reflects the adjustment to weighted average shares due to the issuance of
    26.5 shares of BT Financial Common Stock for each share of Armstrong Common Stock or 212,000 shares in total.

                   DESCRIPTION OF BT FINANCIAL CAPITAL STOCK

CAPITAL STOCK

     The authorized capital stock of BT Financial consists of 10,000,000 shares of common stock having a par value of $5.00 per share, and 2,000,000 shares of preferred stock having no par value. The number of shares of BT Financial Common
Stock outstanding as of April   , 1996 was 3,826,581. No shares of BT
Financial's preferred stock are outstanding. Except to the extent required by governing law, rule or regulation or by NASDAQ rules (described below), the shares of capital stock of BT Financial may be issued from time to time by the Board of Directors of BT Financial without further approval of the shareholders of BT Financial. The Board of Directors of BT Financial also has the full authority permitted by law to divide the authorized and unissued shares of preferred stock, no par value, of BT Financial into series and to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations, preferences, qualifications, privileges, limitations, restrictions, options, conversion rights, redemption rights and other special rights of any such series that may be desired.

     Voting Rights. Holders of shares of BT Financial Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders of BT Financial. Holders of shares of BT Financial Common Stock are not entitled to cumulate votes for the election of directors.

     Classification of the Board of Directors. The Board of Directors is divided into four classes, as nearly equal in number as possible, and the term of office of one class expires in each year.

     Preemptive Rights. Holders of shares of BT Financial Common Stock do not have any preemptive rights to subscribe for or to purchase any additional securities of BT Financial.

     Dividends. Subject to any rights and preferences of any class of stock having preference over the BT Financial Common Stock, holders of shares of BT Financial Common Stock will be entitled to such dividends as may be declared by the Board of Directors of BT Financial out of funds lawfully available therefor. Cash available for dividend distribution to the holders of BT Financial Common Stock must initially come from dividends paid to BT Financial by its subsidiaries. Accordingly, restrictions on payment of cash dividends by BT Financial are affected by any restrictions on the payment of dividends by BT Financial's subsidiaries.

     Liquidation. Upon any liquidation, dissolution or winding up of the affairs of BT Financial, whether voluntary or involuntary, holders of shares of BT Financial Common Stock will be entitled to receive pro rata the remaining assets of BT Financial after all debts and liabilities have been paid and after the holders of any class of stock having preference over the BT Financial Common Stock have been paid in full any sums to which they may be entitled.

     NASDAQ Listing. BT Financial Common Stock is included for quotation on NASDAQ. In order to maintain such inclusion, approval of BT Financial's shareholders would be required for the issuance of additional shares of BT Financial Common Stock or securities convertible into BT Financial Common Stock if the issuance of such securities (1) is in connection with the acquisition of a company, is not in connection with a public offering for cash, and the securities issued have or will have voting power equal to or in excess of 20% of the voting power outstanding before such issuance; (2) is in connection with the acquisition of a company in which a director, officer or substantial shareholder of BT Financial has a 5% or greater interest (or such persons collectively have a 10% or greater interest) and the issuance of the securities could result in an increase in outstanding common stock or voting power of 5% or more; (3) is in connection with a transaction other than a public offering at a price less than the greater of book or market value, and will equal 20% or more of the common stock or 20% or more of the voting power outstanding before issuance; or (4) would result in a change in control of BT Financial. Under NASDAQ rules, shareholder approval would also be required for the establishment of a stock option or purchase plan in which stock may be acquired by officers and directors other than a broadly-based plan in which other security holders of BT Financial or employees of BT Financial participate. The NASDAQ rules do not require approval of the Merger by BT Financial shareholders.

     Also under NASDAQ Rules, BT Financial may not issue any class of security or take other corporate action with the effect of nullifying, restricting or disparately reducing the per share voting rights of its outstanding registered common stock. Prohibited actions include, but are not limited to, the adoption of time-phased voting plans, the adoption of capped voting rights, and the issuance of super-voting stock. The following actions are presumed to have a nullifying, restricting or disparately reducing effect: (1) corporate action to impose any restriction on the voting power of shares of common stock held by a beneficial or record holder based on the length of time such shares have been held by such holder or based on the number of shares held by such holder; (2) any issuance of securities through an exchange offer for shares of an outstanding class of common stock in which the shares issued have voting rights greater than or less than the per share voting rights of any outstanding class of common stock; (3) any issuance of securities pursuant to a stock dividend, or any other type of distribution of stock in which the securities issued have voting rights greater than the per share voting rights of any outstanding class of common stock. The following actions are presumed not to have a nullifying, restricting or disparately reducing effect: (1) the issuance of securities pursuant to an initial registered public offering; (2) the issuance of any class of securities, through a registered public offering, with voting rights not greater than the per share voting rights of any outstanding class of common stock; (3) the issuance of any class of securities to effect a bona fide merger or acquisition, with voting rights not greater than the per share voting rights of any outstanding class of common stock; or (4) corporate action pursuant to state law requiring a domestic corporation to condition the voting rights of a beneficial or record holder of a specified threshold percentage of voting stock on the approval of the corporation's independent shareholders.

BT FINANCIAL SHAREHOLDER RIGHTS PLAN

     On March 27, 1991, the Board of Directors of BT Financial declared a dividend distribution of one right for each outstanding share of BT Financial Common Stock (each a "Right," and collectively, the "Rights"). The Rights were distributed on April 15, 1991 to shareholders of record on that date. Each Right entitles its registered holder to purchase from BT Financial a unit equal to nine one-thousandths (.009) of a share of BT Financial Series A Preferred Stock at a price of $43.19 per unit (the "Exercise Price"). The Rights are not exercisable until the Distribution Date (as defined below). The Rights will expire at the close of business on April 15, 2001, unless earlier redeemed or exchanged by BT Financial as described below. Rights will be issued with the shares of BT Financial Common Stock to be issued in the Merger, unless a Distribution Date occurs first. All currently outstanding shares of BT Financial Common Stock have Rights associated therewith.

     The Rights will be evidenced by certificates for BT Financial Common Stock until the close of business on the tenth day (the "Distribution Date") following the earlier to occur of (i) the date on which a person or group of affiliated or associated persons ("Acquiring Person"), other than (A) BT Financial, (B) any subsidiary of BT Financial, (C) any employee benefit plan or employee stock plan of BT Financial or of any subsidiary of BT Financial, (D) any trust or trustee, or person acting as trustee or other entity organized, appointed, established or holding BT Financial's voting stock pursuant to the terms of any such plan, or
(E) any person or group of affiliated or associated persons which is eligible, pursuant to Rule 13d-1(b) under the Exchange Act, to file a Statement on
Schedule 13G with respect to its or their beneficial ownership of voting stock of BT Financial, whether or not such person or group has filed a Statement on
Schedule 13G, unless such person or any of its affiliates or associates has filed a Statement on Schedule 13D with respect to beneficial ownership by any one or more of them of 10% or more of the voting power of BT Financial ("Exempt Person"), has acquired, or obtained the right to acquire, beneficial ownership of shares of voting stock having 10% or more of the voting power of BT Financial and the public announcement of such or (ii) the commencement of, or public announcement of an intention to make, a tender or exchange offer (other than a tender or exchange offer by an Exempt Person) which, if consummated, would result in the beneficial ownership of shares of voting stock having 10% or more of the voting power of BT Financial, even if no shares are actually purchased pursuant to such offer. Until the Distribution Date, the Rights may only be transferred together with shares of BT Financial Common Stock and the surrender for transfer of any certificate for shares of BT Financial Common Stock having associated Rights will constitute the transfer of such Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certifi-cates") will be mailed to holders of record of shares of BT Financial Common Stock having associated Rights as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

     The BT Financial Series A Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to any other series of BT Financial's preferred stock. BT Financial Series A Preferred Stock may not be issued except upon exercise of Rights. Each share of BT Financial Series A Preferred Stock will be entitled to receive when, as and if declared, a quarterly cash dividend in an amount equal to the greater of $.25 or 115.76 times any cash dividends, and
115.76 times the amount (payable in kind) of all non-cash distributions (other than dividends payable in equity securities), paid on shares of BT Financial Common Stock during the preceding quarter. Whenever dividends are in arrears, BT Financial will be unable (i) to purchase or redeem any shares of stock ranking junior to the Series A Preferred Stock or (ii) to purchase any shares of Series A Preferred Stock or any shares ranking on a parity with them, except in accordance with an offer made to all holders of such shares upon such terms as the Board of Directors shall determine in good faith will result in fair and equitable treatment among the respective series and classes. BT Financial may at any time redeem such parity stock for shares of stock ranking junior to the Series A Preferred Stock. In the event of liquidation, the holders of shares of BT Financial Series A Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $5,000 plus accrued and unpaid dividends or 115.76 times the payment to be made per share of BT Financial Common Stock. Each share of BT Financial Series A Preferred Stock will have
115.76 votes, voting together with the shares of BT Financial Common Stock. In the event of any merger, consolidation or other transaction in which the shares of BT Financial Common Stock are exchanged, each share of BT Financial Series A Preferred Stock will be entitled to receive 115.76 times the amount received per share of BT Financial Common Stock. The rights of the BT Financial Series A Preferred Stock as to dividends, liquidation and voting are protected by anti-dilution provisions.

     The number of shares of BT Financial Series A Preferred Stock issuable upon exercise of the Rights and the Exercise Price are subject to certain adjustments from time to time in the event of a stock dividend on, or a subdivision or combination of, the BT Financial Common Stock. The Exercise Price is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of shares of BT Financial Common Stock.

     Unless the Rights are earlier redeemed or exchanged, if (a) at any time after there is an Acquiring Person, BT Financial were to be involved in a merger or other business combination (in which any shares of BT Financial Common Stock are changed into or exchanged for other securities or assets) or (b) more than 50% of the assets or earning power of BT Financial and its subsidiaries (taken as a whole) were to be sold or transferred to an Acquiring Person in one or a series of related transactions, the Rights Agreement provides that proper provision must be made so that each holder of record of a Right will from and after such date have the right to receive, upon payment of the Exercise Price, that number of shares of common stock of the acquiring company having a Fair Market Value (as such term is defined in the Rights Agreement) at the time of such transaction equal to two times the Exercise Price.

     In addition, unless the Rights are earlier redeemed or exchanged, if BT Financial were to be the surviving corporation in a merger or other business combination with an Acquiring Person and the BT Financial Common Stock remained outstanding (none of which shares were changed into or exchanged for other securities or assets) or if an Acquiring Person engages in any of a number of "self-dealing" transactions with BT Financial specified in the Rights Agreement or if any person (other than an Exempt Person) or group of affiliated or associated persons becomes the beneficial owner of shares of voting stock having more than 10% of BT Financial's voting power (other than by purchase pursuant to an all cash tender offer for all the voting stock which purchase increases such person's beneficial ownership to 85% or more of the outstanding voting power of BT Financial's voting stock) or if during such time as there is any Acquiring Person, there is a reclassification of securities (including any reverse stock split) or any recapitalization or reorganization of BT Financial or any merger or consolidation of BT Financial with any of its subsidiaries or any other transaction or series of transactions involving BT Financial or any of its subsidiaries any of which has the effect, directly or indirectly, of increasing by more than 1% the proportionate share of the outstanding shares of any class of equity of BT Financial or any of its subsidiaries or securities exercisable for or convertible into equity securities of BT Financial or its subsidiaries beneficially owned directly or indirectly by any Acquiring Person or any affiliate and/or associate of any Acquiring Person, the Rights Agreement provides that proper provision must be made so that each holder of record of a Right, other than the Acquiring Person (whose Rights will thereupon become null and void), will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of BT Financial Series A Preferred Stock having a Fair Market Value at the time of such transaction equal to two times the Exercise Price.

     Fractional shares of BT Financial Series A Preferred Stock may, at the election of BT Financial, be evidenced by depositary receipts. BT Financial may also issue cash in lieu of fractional shares which are not integral multiples of one one-hundredth of a share.

     At any time at or prior to the close of business on the fifteenth day after a public announcement that a person has become an Acquiring Person, BT Financial may redeem the Rights in whole, but not in part, at a price of $.009 per Right (the "Redemption Price"), should the BT Financial Board of Directors determine in its sole discretion that redemption is in the best interests of BT Financial and its shareholders, whether or not (i) any of the Rights have theretofore been exercised, or (ii) exercise thereof at the time would be deemed economic, or
(iii) any of the transactions referred to in Section 11 or 13 of the Rights Agreement has then been proposed. Immediately upon the action of the Board of Directors of BT Financial authorizing redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Board of Directors of BT Financial may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights (except for Rights beneficially owned by an Acquiring Person or by an associate or affiliate of one and which have become void) for BT Financial Common Stock at an exchange ratio (the "Rights Exchange Ratio") of one share of BT Financial Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after March 27, 1991. Notwithstanding the foregoing, the Board of Directors is not empowered to effect such exchange at any time after any person (other than an Exempt Person), together with all affiliates and associates of such person, becomes the beneficial owner of 50% or more of the then outstanding voting power. Immediately upon the action of the Board of Directors of BT Financial ordering the exchange of any rights, the right to exercise such rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of BT Financial Common Stock equal to the number of such Rights held by such holder multiplied by the Rights Exchange Ratio. In any such exchange, BT Financial may substitute Series A Preferred Stock (or shares having the same rights, privileges and preferences) for BT Financial Common Stock exchangeable for rights at the rate set forth in the Rights Agreement.

     Until a Right is exercised, the holders, as such, will have no rights as a shareholder of BT Financial, including, without limitation, the right to vote or to receive dividends.

     BT Financial may from time to time supplement or amend the Rights Agreement without the approval of any holders of Rights Certificates prior to the Distribution Date to amend or supplement any provision which BT Financial may deem necessary or desirable or, subsequent to the Distribution Date, to amend or supplement any provision which BT Financial may deem necessary or desirable and which will not adversely affect the interests of holders of Rights (other than an Acquiring Person or any affiliate or associate thereof).

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement that is attached to BT Financial's Registration Statement on Form 8-A dated April 26, 1991, which is incorporated herein by reference. A copy of that Registration Statement can be obtained in the manner set forth under "Incorporation of Certain Documents by Reference."

PROVISIONS AFFECTING BUSINESS COMBINATIONS AND CONTROL SHARE ACQUISITIONS

     The BCL, certain federal laws and a number of provisions of BT Financial's articles and bylaws address matters of corporate governance and certain of the rights of shareholders so as to significantly restrict the ability of any person to acquire the beneficial ownership of more than a certain minimum of any class of equity security of BT Financial outstanding. The following discussion is a general summary of provisions relating to stock ownership and transfers, the board of directors and business combinations, that may be deemed to have such "anti-takeover" effects. These and other provisions affect shareholder rights and should be given careful attention. The following description of certain of these provisions is necessarily general and reference should be made in each case to the appropriate provision of the BCL, the federal law or the articles and bylaws of BT Financial.

  Pennsylvania Law

     The BCL contains a number of "anti-takeover" sections that apply to registered corporations relating to: control share acquisitions; the disgorgement of profits by certain controlling persons; the approval of transactions with interested shareholders; the ability of shareholders to put their stock following a control transaction; business combinations; severance compensation; and preservation of labor contracts. A corporation that was a registered corporation on April 27, 1990 could opt out of the "control share acquisition" or "disgorgement of profits" provisions by an explicit amendment of its bylaws adopted by its board of directors on or before July 26, 1990. A corporation that became a registered corporation after April 27, 1990 could opt out by an explicit provision in its original articles of incorporation or by an explicit amendment to its articles of incorporation adopted on or before 90 days after the corporation first becomes a registered corporation. BT Financial has opted out of the "control share acquisitions" and "disgorgement of profits" sections of the BCL and along with them the provisions regarding severance compensation and the preservation of labor contracts.

     The control share acquisitions section of the BCL provides that "control shares" have no voting rights unless those rights are restored by a vote of the corporation's shareholders, taken in the manner described below. Control shares are voting shares which, upon the acquisition of voting power over such shares, would result in a "control share acquisition"--that is, when added to all voting power over other voting shares of the corporation possessed by a particular person or group (other than "existing shares" as defined in the BCL), would entitle that person or group to exercise voting power for the first time within any one of the following three ranges: (i) at least 20% but less than 33 1/3%, (ii) at least 33 1/3% but less than 50%, or (iii) 50% or more. Also included within the definition of control shares are voting shares acquired within 180 days of the making of a control share acquisition or with the intention of making a control share acquisition.

     Voting rights of control shares are restored only if a proposal to restore their voting rights is approved by the holders of both an absolute majority of the "disinterested" voting shares and an absolute majority of all outstanding voting shares in two separate votes. The "acquiring person" must satisfy certain disclosure and other requirements before a corporation is required to submit the voting rights question to its shareholders. If the control shares have not been purchased prior to the meeting at which their acquisition is approved and the proposed acquisition is not consummated within 90 days after receiving shareholder approval, the voting rights lapse. The corporation also has a right to redeem the control shares at any time within 24 months after (i) the issue of voting rights for such shares is submitted to the shareholders, if such voting rights are not accorded or are accorded and subsequently lapse, or (ii) the date on which the acquiring person consummates a control share acquisition, if the acquiring person does not timely and properly request shareholder approval of his voting rights.

     The disgorgement of profits section of the BCL generally provides that a corporation will be entitled to recover any "profit" realized by a "controlling person or group" from the disposition of any equity security of the corporation that occurs within 18 months after the date when that person or group became a controlling person or group, if the equity security was acquired within 24 months before or 18 months after such date. Generally, a "controlling person or group" for such purposes is any person or group who has (i) acquired, offered to acquire or, directly or indirectly, publicly disclosed or caused to be disclosed the intention of acquiring voting power over voting shares that would entitle the holder thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors or (ii) directly or indirectly, publicly disclosed or caused to be disclosed that it may wish to acquire control of a corporation through any means.

     The approval of transactions with an interested shareholder section of the BCL provides that certain transactions with an "interested shareholder," including mergers, consolidations, share exchanges and sales of assets must be approved by the holders of a majority of disinterested shares in addition to any other approvals that may be required. This requirement does not apply if the transaction is approved by a disinterested majority of the board of directors, if the consideration paid to the other shareholders in the transaction is not less than the highest amount paid by the interested shareholder in acquiring shares or if, immediately prior to the adoption of a plan of merger or consolidation and thereafter until the effective date, another corporation that is a party to the merger or consolidation owns directly or indirectly 80% or more of each class of the constituent corporation, the business combination section has been satisfied (if applicable), and the board of directors of the constituent corporation has approved the plan. An "interested shareholder" includes any shareholder who is a party to the transaction or who is treated differently from the other shareholders and affiliates of the interested shareholder.

     Under the provision of the BCL that permits shareholders to put their shares, shareholders of a registered corporation that becomes subject to a "control transaction" can demand from the controlling person or group payment in cash for his or her shares of an amount equal to the fair value of his or her shares on the date that the "control transaction" occurred. A "control transaction" for such purposes is the acquisition of 20% of a corporation's voting shares by a person or group, with several exceptions.

     The business combination section of the BCL prohibits any business combination with an interested shareholder other than: a business combination approved by the board prior to the date on which the interested shareholder first became such or where the purchase of the shares that first made the interested shareholder such had been approved by the board prior to the date of such purchase; a business combination approved by the affirmative vote of a majority of the disinterested shareholders if the interested shareholder has beneficially owned 80% or more of the voting stock for three months and owns such amount at the time of the vote, and if shareholders receive specified minimum values for their shares; a business combination approved by a unanimous vote of common shareholders; a business combination approved by a majority of disinterested shareholders no earlier than five years after the interested shareholder became such; or a business combination approved at a shareholders' meeting held no earlier than five years after the interested shareholder became such if shareholders receive specified minimum values for their shares. Business combinations include: mergers, consolidations, share exchanges and divisions; sales, leases, exchanges, mortgages, pledges, transfers and other dispositions of assets having specified values; share transfers having specified values; liquidation; dissolution; transactions that increase the interested shareholder's voting power; and the provision of any benefit not in proportion to shareholdings. An interested shareholder is generally any beneficial owner of 20% of the voting shares of a corporation or an affiliate or associate of a corporation that at any time within the five year period prior to the date in question beneficially owned 20% of the voting shares of the corporation.

  Federal Law

     The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and, within that time period, the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending, for up to another 30 days, the period during which such a disapproval may be issued. This period may be further extended under certain circumstances. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove action.

     Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

     In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is a bank holding

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

company) or more of the outstanding shares of BT Financial Common Stock, or such lesser number of shares as constitute control over BT Financial.

  Transactions with Interested Persons of BT Financial

     Article 8 of the articles of incorporation of BT Financial states that any merger or consolidation between an Interested Person (as defined below) or an affiliate or associate of an Interested Person or an associate of any such affiliate or an affiliate of an associate of an Interested Person and BT Financial or one of its subsidiaries or any disposition of all or substantially all or a substantial part of the assets of BT Financial or one of its subsidiaries to an Interested Person or an affiliate or associate of an Interested Person or an associate of any such affiliate or an affiliate of an associate of an Interested Person must be approved by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of BT Financial entitled to vote for the election of directors. This supermajority vote requirement does not apply if the transaction is approved by a majority of the entire Board of Directors of BT Financial prior to the time that an Interested Person becomes such or by a majority of the entire Board of Directors of BT Financial without counting the vote of any director who is an Interested Person or an affiliate, associate or agent thereof or an associate or agent of any such affiliate prior to consummation of the transaction. An Interested Person is defined in the BT Financial articles as any person that beneficially owns 20% or more of the outstanding shares of capital stock of BT Financial entitled to vote for the election of directors. The BCL has a comparable provision that would not apply to Moxham.

  Tender Offers for and Other Proposals to Acquire BT Financial

     When considering any tender offer for BT Financial Common Stock or any transaction discussed under "Transactions with Interested Persons of BT Financial" the Board of Directors of BT Financial must consider all factors it deems relevant, and may, but is not obligated to, consider the following factors: (a) the amount and nature of the consideration (if any) to be received by shareholders in relation to the then current market price, the Board's estimate of the then current value of BT Financial in a freely negotiated transaction and the Board's estimate of the future value of BT Financial as an independent entity; and (b) the social and economic effects of the transaction on the employees, depositors, customers, creditors and other constituents of BT Financial and on the communities served by BT Financial.

  "Supermajority" Provisions Concerning Charter Amendments

     Under the BCL, amendments to the articles of incorporation of a registered corporation such as BT Financial may only be proposed by its board of directors. Except for certain amendments which do not require shareholder approval and unless a greater vote is required by its articles of incorporation, amendments of the articles of incorporation of a Pennsylvania corporation must be approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote as a class, the affirmative vote of a majority of the votes cast in each such class vote.

     The BT Financial articles require the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of BT Financial entitled to vote for the election of directors of BT Financial, given in person or by proxy at a meeting duly called for the purpose of voting thereon, to amend or repeal any provision of the sections of the BT Financial articles relating to: transactions with Interested Persons; factors to be considered by the Board of Directors of BT Financial in reviewing tender offers and other transactions; classification of the Board of Directors of BT Financial; the directors' ability to make, amend or repeal bylaws; indemnification; or the amendment or repeal of the BT Financial articles. All other BT Financial articles may be amended as provided in the BCL.

  "Supermajority" Provisions Concerning Bylaw Amendments

     The shareholders of a Pennsylvania corporation who are entitled to vote have the power to adopt, amend and repeal the bylaws of the corporation. The authority to adopt, amend and repeal bylaws of a corporation may be expressly vested by the bylaws in the board of directors, subject to the power of the shareholders to override any such action and except that a board of directors may not have the authority to adopt or change a bylaw on any subject that is committed expressly to the shareholders under the BCL, unless the articles of incorporation of that corporation expressly give the board that authority.

     The BT Financial articles provide that the Board of Directors of BT Financial has the power to make, amend and repeal the bylaws as it deems necessary or convenient for the regulation and management of BT Financial to the extent not inconsistent with law or the BT Financial articles. Such power is subject to the power of the shareholders of BT Financial to amend or repeal bylaws of BT Financial by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of BT Financial entitled to vote for the election of directors of BT Financial, given in person or by proxy at a meeting duly called for the purpose of voting thereon.

  Shareholder Nominations for Directors

     BT Financial's bylaws provide that, with certain exceptions, nominations of candidates for election as directors of BT Financial, other than those made by management of BT Financial, must be in writing and filed with the Secretary of BT Financial not less than 40 days prior to any shareholders' meeting called for the election of directors or ten days after the giving of notice of such meeting in accordance with Article 33 of the bylaws of BT Financial, whichever is later. This provision could be viewed as "anti-takeover" in nature, since it may make it more difficult for shareholders to nominate candidates and may give an advantage to incumbent management's nominees.

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

                       COMPARISON OF SHAREHOLDERS RIGHTS

     The rights of the shareholders of Moxham and BT Financial are governed by the BCL and the articles and bylaws of each corporation. As a result of the Merger, shareholders of Moxham who receive BT Financial Common Stock in the Merger will become shareholders of BT Financial, and as such, their rights as shareholders will be governed by the BCL and the articles and bylaws of BT Financial. Certain differences in the rights of shareholders of BT Financial and Moxham arise from the distinctions between the articles and bylaws of each. Although it is impracticable to note all of the differences, the following is a summary of certain significant differences.

     The BT Financial articles of incorporation authorize the issuance of 10,000,000 shares of common stock, par value $5.00 per share, and 2,000,000
shares of preferred stock, having no par value. On April   , 1996, 3,826,581
shares of BT Financial Common Stock and no shares of Preferred Stock were outstanding.

     The articles of incorporation of Moxham authorize the issuance of 2,880,000 shares of common stock, $2.00 par value, of which 903,852 are issued and
outstanding as of April   , 1996. The Moxham articles of incorporation also
authorize 250,000 shares of Moxham Preferred Stock, no par value, of which
14,000 shares are issued and outstanding as of April   , 1996. Upon the
consummation of the Merger, the shares of Moxham Common Stock and Moxham Preferred Stock will be canceled, and the holders of Moxham Stock will receive shares of BT Financial Common Stock and cash in lieu of fractional shares. See "The Merger Agreement--The Merger."

     Dividends. Holders of BT Financial Common Stock and Moxham Common Stock are entitled to receive dividends when, as and if declared by their respective boards of directors out of funds legally available therefor. The right to receive dividends is subject to such preferences, limitations and relative rights as may be fixed for any series of preferred stock that may be issued.

     The Moxham Preferred Stock carries a dividend of $8.00 per share, payable quarterly. Holders of BT Financial Preferred Stock are entitled to a quarterly dividend equal to the greater of $.25 per share or, subject to certain adjustments, 115.76 times the aggregate per share amount (payable in cash) of all cash dividends, and 115.76 times the aggregate per share amount (payable in kind) of all non-cash dividends.

     Cash available for dividend distribution to the holders of BT Financial's Common Stock and Preferred Stock, must initially come from dividends paid to BT Financial by BT Financial's subsidiaries. Accordingly, BT Financial's ability to pay cash dividends can be affected by restrictions on the payment of dividends by BT Financial's subsidiaries. See "Description of BT Financial Capital Stock--Capital Stock--Dividends."

     Voting; Election of Directors. Holders of Moxham Common Stock and BT Financial Common Stock are entitled to one vote for each share held. Holders of Moxham Common Stock and BT Financial Common Stock have no cumulative voting rights with respect to the election of directors. Holders of Moxham Preferred Stock have no voting rights. Each share of BT Financial Preferred Stock entitles its holder to 100 votes on all matters submitted to a vote of the shareholders of BT Financial.

     The bylaws of BT Financial provide for the classification of directors into four classes, as nearly equal in number as possible, with the term of office of one class expiring in each year. Under the bylaws of BT Financial, a director need not be a resident of Pennsylvania or a shareholder of the corporation. Moxham's articles of incorporation provide that there shall be three classes of directors as equal in number as possible, each class being elected for a three year term and only one class being elected each year. Moxham's bylaws require a director to be a shareholder of the corporation.

     The bylaws of BT Financial may be altered, amended or repealed by the affirmative vote of the holders of eighty percent (80%) of the outstanding shares. Likewise, certain articles of incorporation of BT Financial may be amended or repealed by the affirmative vote of at least eighty percent (80%) of the outstanding shares. The bylaws of Moxham, however, may be amended or repealed by a majority vote of members of the Board of Directors at any regular or special meeting.

     The Moxham articles of incorporation provide that no merger, consolidation, liquidation or dissolution of the corporation nor any action that would result in the sale or other disposition of all or substantially all of the assets of the corporation shall be valid unless first approved by the affirmative vote of at least seventy percent (70%) of the outstanding shares. The article that provides for this "supermajority" vote may not be amended unless approved by seventy percent (70%) of the outstanding shares.

     Liquidation. If there is a voluntary or involuntary liquidation, dissolution or winding up, and the assets of Moxham are sufficient, holders of Moxham Series A Preferred Stock are entitled to receive $100 per share ahead of other shareholders. Upon any voluntary or involuntary liquidation, dissolution or winding up of BT Financial, no distribution shall be made to the holders of shares of stock ranking junior to the BT Financial Series A Preferred Stock unless the holders of shares of Series A Preferred Stock shall have received, subject to adjustment, the greater of (i) $5,000 per share plus accrued and unpaid dividends, or (ii) 100 times the aggregate amount to be distributed per share to holders of BT Financial Common Stock. Upon liquidation, dissolution or winding up, no distribution shall be made to the holders of stock ranking on a parity with the BT Financial Series A Preferred Stock, unless simultaneously therewith distributions are made ratably on the Series A Preferred Stock and all other shares of such parity stock.

     Preemptive Rights. Like BT Financial Common Stock, Moxham Common Stock has no preemptive rights.

     Anti-takeover Provisions of the BCL. Unlike BT Financial, Moxham has not opted out of the anti-takeover sections of the BCL related to control share acquisitions or disgorgement of profits or the related provisions regarding severance compensation and the preservation of labor contracts. Additionally, neither the articles nor the bylaws of Moxham include provisions limiting transactions with interested persons. However, Moxham's articles do prescribe the factors to be considered by the Moxham Board with respect to tender offers or other proposals and require a supermajority to amend Moxham's article requiring a seventy percent (70%) affirmative vote of outstanding shares to approve a merger, consolidation, liquidation, sale or dissolution or any action resulting in the sale or disposition of all or substantially all of Moxham's assets. See "Description of BT Financial Capital Stock--Provisions Affecting Business Combinations and Control Share Acquisitions."

     Approval of Fundamental Changes. Under the BCL, a proposed plan of merger or consolidation must be approved by the board of directors and by a majority of the votes cast by the shareholders entitled to vote thereon. In some cases, the approval of the board is sufficient.

     Under the BCL, the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon is required to approve a proposal for voluntary dissolution. In addition, the proposal of dissolution must be recommended by resolution of the board.

     Under the Moxham articles, a seventy percent (70%) affirmative vote of outstanding shares is required to approve a merger, consolidation, liquidation, sale or dissolution or any action resulting in the sale or disposition of all or substantially all of Moxham's assets.

     Dissenters' Rights. The dissenters' rights of BT Financial shareholders and Moxham shareholders are governed by the rights and remedies and limitations on such rights and remedies provided in the BCL. The BCL provides for dissenters' rights in a variety of transactions including mergers or consolidations to which a corporation is a party (other than mergers not requiring a shareholder vote). However, except in the case of a merger or consolidation in which their shares would be converted into something other than shares of the surviving or new corporation (or cash in lieu of fractional shares), shareholders are not entitled to dissenters' rights in any of the transactions mentioned above if their stock is either listed on a national securities exchange or held of record by 2,000 or more shareholders. While BT Financial Common Stock is not listed on the New York or American Stock Exchanges, BT Financial currently has in excess of 2,000 shareholders of record. Neither Moxham Common Stock nor Moxham Preferred Stock is listed on the New York or American Stock Exchanges and is not held by more than 2,000 shareholders or record, and, therefore, Moxham shareholders would have dissenters' rights in certain circumstances in which BT Financial's shareholders would not.

     Rights. Each share of BT Financial Common Stock has attached to it one Right issued pursuant to the Rights Agreement. See "Description of BT Financial Capital Stock--BT Financial Rights." No such rights are attached to the shares of Moxham Common Stock.

     Right to Call a Special Meeting. The BCL provides that a special meeting of the shareholders of a registered corporation may be called at any time (i) by the board of directors, (ii) by such officers or other persons as may be designated in the bylaws of that corporation, or (iii) by shareholders entitled to cast at least 20% of the votes that all shareholders are entitled to cast at the particular meeting, unless otherwise provided in the articles.

     The bylaws of BT Financial provide that special meetings of the shareholders of BT Financial may be called by the Chairman of the BT Financial Board of Directors, the President of BT Financial, a majority of the BT Financial Board of Directors or shareholders entitled to cast at least one-fifth of the votes which all shareholders are entitled to cast at the particular meeting. The bylaws of Moxham provide that special meetings of the shareholders may be called at any time by the Moxham Board of Directors or by the shareholders entitled to cast at least twenty-five percent (25%) of the votes which all shareholders are entitled to cast at the particular meeting.

     Duties and Liabilities of Directors. The BCL permits a corporation to include in its bylaws a provision adopted by its shareholders which eliminates the personal liability of directors for monetary damages for any action taken (or any failure to take any action) unless (i) the directors have breached or failed to perform the duties of their offices under the BCL and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. However, a corporation may not eliminate personal liability where the responsibility or liability of a director is pursuant to any criminal statute or is for the payment of taxes pursuant to local, state or federal law. BT Financial's bylaws provide that a director will not be personally liable for monetary damages for any action taken, or any failure to take any action, except that there is no elimination of, or limitation on, the liability of a director to the extent that such elimination or limitation of liability is expressly prohibited by law.

     The BCL permits a corporation, unless otherwise restricted in its bylaws, to indemnify any person involved in any third party or derivative action, by reason of the fact that person is or was a representative of the corporation or is or was serving at the request of that corporation as a representative of another corporation or enterprise, against expenses (in both third party and derivative actions), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection therewith, if the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In general, under the BCL, no indemnification is allowable in derivative actions to the extent a person has been adjudged liable to the corporation, unless, and only to the extent that, the applicable court finds him entitled to indemnification against expenses despite such adjudication. To the extent that a representative of a corporation has been successful on the merits or otherwise in defense of any third party or derivative action, indemnification against expenses is mandatory. The BCL permits a corporation to provide additional indemnification rights to persons seeking indemnification whether or not that corporation would have the power to indemnify such persons under any other provision of the BCL, including with respect to derivative actions, so long as the act or failure to act giving rise to the indemnification right did not constitute willful misconduct or recklessness. Neither the BT Financial articles and bylaws nor the Moxham articles or bylaws restrict the indemnification permitted by law.

     Under the BCL, unless otherwise provided in the articles of a corporation, if a bylaw of that corporation adopted by the shareholders provides for a classified board of directors, directors generally may be removed from office only for cause by the vote of shareholders entitled to vote on the matter. The BT Financial articles and bylaws and the Moxham articles and bylaws each provide for a classified board. The BT Financial articles contain a provision permitting removal of directors without cause by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of BT Financial entitled to vote for the elections of directors, given in person or by proxy, at a meeting duly called for the purpose of voting thereon. Neither the Moxham articles nor bylaws contain such a provision.

     Under the BCL, any director or shareholder may apply to a court for the removal of a director.

                   CERTAIN INFORMATION REGARDING BT FINANCIAL

BUSINESS

     BT Financial is a multi-bank holding company located in Johnstown, Pennsylvania, which was incorporated under the laws of the Commonwealth of Pennsylvania on December 16, 1982.

     BT Financial has three banking subsidiaries: Johnstown Bank, Laurel Bank and Fayette Bank (referred to as the "BT Financial Banks"). The BT Financial Banks' principal places of business are in Johnstown, Ebensburg and Uniontown, Pennsylvania, respectively. At December 31, 1995, BT Financial had total assets of $1.2 billion. BT Financial also has two non-banking subsidiaries, Bedford Associates, Inc., which holds and leases property used by the BT Financial Banks in their banking operations, and BT Management Trust Company, a trust company which provides trust and investment services.

     The BT Financial Banks conduct business through a network of 65 offices located throughout southwestern Pennsylvania. Each BT Financial Bank operates under the management of its own officers and directors, although auditing, marketing, human resources, investment, accounting, data processing and credit review are coordinated through BT Financial. In addition, the BT Financial Banks operate 42 automated teller machines ("ATM") at 41 locations which are part of the Cirrus(R) and MAC(R) systems. Cirrus(R) and MAC(R) provide links to national and regional ATM networks.

     The BT Financial Banks provide a full range of financial services to individuals, businesses and governmental bodies, including accepting demand, savings and time deposits, making secured and unsecured loans, and electronic data processing of payrolls. Lending services include credit cards and consumer, real estate, commercial and industrial loans. BT Financial, through BT Management Trust Company, also offers a wide range of corporate pension and personal trust and trust-related services. Each of the Bank's deposits are insured by the FDIC, the majority by the Bank Insurance Fund ("BIF"), with certain deposits insured by the Savings Association Insurance Fund ("SAIF"). While each BT Financial Bank has trust powers, substantially all trust business of BT Financial's affiliates is conducted by BT Management Trust Company.

     Johnstown Bank was formed in 1934 through the consolidation of five banks. It is a Pennsylvania bank and trust company and member of the Federal Reserve System with 39 offices in Allegheny, Armstrong, Bedford, Butler, Cambria, Indiana, Somerset and Westmoreland Counties. At December 31, 1995, its assets totaled approximately $592 million.

     Laurel Bank is a Pennsylvania bank and trust company and a member of the Federal Reserve System, with total assets of approximately $229 million at December 31, 1995. Laurel Bank operates 14 offices in Cambria, Blair and Indiana Counties.

     Fayette Bank is a Pennsylvania bank and trust company and a member of the Federal Reserve System. Fayette Bank conducts business at 12 offices located in Uniontown, Fayette County. Its assets totaled approximately $371 million at December 31, 1995.

     BT Management Trust Company, located in Johnstown, is a Pennsylvania chartered trust company formed on April 30, 1990. The trust businesses of the Banks were transferred to BT Management Trust Company at that time.

     Bedford Associates, Inc., located in Johnstown, Pennsylvania, is a wholly-owned non-banking subsidiary of BT Financial. Its assets consist principally of properties leased to the Banks for use as community banking offices.

     BT Financial and the BT Financial Banks are subject to competition in all aspects of their businesses from banks as well as other financial institutions, including savings and loan associations, savings banks, finance companies, credit unions, money market mutual funds, brokerage firms, investment companies, credit companies and insurance companies. They also compete with nonfinancial institutions, including retail stores that maintain their own credit programs, and with governmental agencies that make loans available to certain borrowers. Some of BT Financial's competitors are larger and have greater financial resources and facilities than BT Financial.

     As of December 31, 1995, BT Financial, the BT Financial Banks and BT Management Trust Company had a total of 683 full-time equivalent banking and administrative employees. BT Financial's executive offices are located at BT Financial Plaza, 551 Main Street, Johnstown, Pennsylvania 15901. Its telephone number is (814) 532-3801.

     On December 14, 1995, BT Financial acquired Huntington Bank from Huntington Bancshares West Virginia, Inc., for $25,500,000 in cash. Huntington Bank was merged with and into Fayette Bank. As of September 30, 1995, Huntington Bank had total assets of $106 million, total deposits of $81 million and total stockholder's equity of $16 million. The acquisition of Huntington Bank was accounted for under the purchase method of accounting.

     BT Financial has also entered into the Armstrong Agreement, which provides for the merger of Armstrong with and into Johnstown Bank. At the effective time of the Armstrong Merger, each outstanding share of Armstrong Common Stock is to be converted into 26.5 shares of BT Financial Common Stock and $596.25 in cash, subject to adjustment in certain circumstances. The acquisition of Armstrong is to be accounted for under the purchase method of accounting. As of December 31, 1995, Armstrong had total assets of approximately $52 million, total deposits of approximately $39 million and total shareholders' equity of approximately $8 million.

     On a pro forma basis giving effect to BT Financial's pending acquisitions of Moxham and Armstrong, BT Financial would have had, on a consolidated basis as of December 31, 1995, approximately $1.5 billion in assets, $1.3 billion in deposits and $129 million in shareholders equity.

PROPERTIES

     In February of 1990, BT Financial acquired BT Financial Plaza, an office building located adjacent to Johnstown Bank's headquarters building. The building is occupied by BT Financial's executive offices, BT Management Trust Company, certain other offices of BT Financial, and other business concerns. The executive offices of Johnstown Bank are located at 532-34 Main Street, Johnstown, Pennsylvania, in a ten-story building owned by Johnstown Bank free of liens and encumbrances. The building contains approximately 62,000 usable square feet of space and is totally occupied by Johnstown Bank and BT Financial. The building was erected in 1908 and most recently renovated in 1977. In 1987, Johnstown Bank purchased a seven-story building located on Clinton Street in Johnstown and is using the building as a storage facility. Some minor renovations were made in 1987. All of the buildings are in good condition.

     The BT Financial Banks operate 65 banking offices, 47 of which are owned by the Banks free of liens and encumbrances. All properties and buildings are in good condition and are continually maintained against normal wear and tear. The remaining 18 offices are operated under leases which, including renewal options, expire at various times between 1996 and 2025. Bedford Associates, Inc. owns 4 of the 18 leased properties, which are leased to the BT Financial Banks as community banking offices. All properties of Bedford Associates, Inc. have been recently purchased (1983 or later), and the buildings are either newly constructed or have recently undergone major renovation. Fayette acquired three branch offices with the purchase of Huntington Bank in December 1995.

DIRECTORS AND OFFICERS

     Four directors of Moxham, designated by Moxham and acceptable to BT Financial, will become directors of BT Financial at the effective time of the Merger, to serve for such terms as may be determined by BT Financial consistent with its director retirement policies. Immediately after the Merger, eight directors of Moxham, selected by Moxham prior to the Merger (who may include the persons selected to be directors of BT Financial) and acceptable to BT Financial, will be appointed to the Board of Directors of Johnstown Bank, each to serve until the 1997 annual meeting of BT Financial shareholders.

CERTAIN REGULATORY CONSIDERATIONS

     As a bank holding company, BT Financial is subject to regulation and supervision by the Federal Reserve. The BT Financial Banks and BT Management Trust Company are subject to supervision and examination by the Federal Reserve, the Pennsylvania Department of Banking and, to some extent, the FDIC. The BT Financial Banks are also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

  Payment of Dividends and Other Restrictions

     BT Financial is a legal entity separate and distinct from its subsidiaries, including the BT Financial Banks. There are various legal and regulatory limitations under federal and state law on the extent to which BT Financial's subsidiaries, including the BT Financial Banks, can finance or otherwise supply funds to BT Financial.

     The principal source of BT Financial's cash revenues is dividends from its subsidiaries. There are limitations under federal and Pennsylvania law on the payment of dividends by such subsidiaries. Retained earnings of the BT Financial Banks and the other subsidiaries of BT Financial were approximately $48.3 million as of December 31, 1995. The prior approval of the Federal Reserve is required if the total of all dividends declared by any state member bank of the Federal Reserve System in any calendar year exceeds the bank's net profits (as defined in the applicable law) for that year combined with its retained net profits for the preceding two calendar years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Federal and state regulatory agencies also have authority to prohibit a state member bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute such an unsafe or unsound practice.

     Under the Pennsylvania Banking Code, the board of directors of a Pennsylvania bank may, from time to time, declare, and that bank may pay, dividends on its outstanding shares subject to the restrictions described below and any restrictions in the articles of incorporation of that bank.

     The Banking Code permits dividends to be declared and paid only out of accumulated net earnings and to be paid in cash or other property. A dividend may not be declared or paid unless (i) any transfer of net earnings to surplus has been made prior to the declaration of the dividend and (ii) the surplus of the bank would not be reduced by the payment of the dividend.

     The board of directors of a Pennsylvania bank may distribute pro rata to the holders of any class of its shares from time to time treasury shares and authorized but unissued shares of that bank, subject to the restrictions described below and the restrictions, if any, in that bank's articles of incorporation. No distribution may be made in authorized but unissued shares of a Pennsylvania bank unless (i) if the distribution is made in shares having a par value, there can be transferred to capital from accumulated net earnings an amount equal to the aggregate par value of the shares distributed or (ii) if the distribution is made in shares without par value, the board of directors fixes a value for the shares so issued and there can be transferred to capital at the time of distribution an amount of accumulated net earnings equal to the aggregate value so fixed, and (iii) immediately after the distribution, surplus would be at least equal to the amount of capital.

     In addition, the BT Financial Banks are subject to limitations under Sections 23A and 23B of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, BT Financial and its other subsidiaries. Furthermore, loans and extensions of credit are also subject to various collateral requirements.

     There are no dividend restrictions in the articles of incorporation of any of the BT Financial Banks.

  Capital Adequacy

     The Federal Reserve has adopted risk-based capital guidelines for bank holding companies. When the guidelines became fully phased-in as of December 31, 1992, the minimum guidelines for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) was set at 8%. At least half of Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of perpetual preferred stock, less goodwill ("Tier 1 Capital"). The remainder may consist of certain subordinated debt, other preferred stock and a limited amount of loan loss reserves.

     In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to total assets, less goodwill (the "Leverage Ratio"), of 3% for bank holding companies that meet certain specified criteria, including those having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier I Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

     Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business, which are described below under "FDICIA."

     BT Financial's current capital ratios exceed the current requirements under these capital guidelines.

  Support of the BT Financial Banks

     Under Federal Reserve policy, BT Financial is expected to act as a source of financial strength to, and to commit resources to support, each of the Banks. This support may be required at times when, absent such Federal Reserve policy, BT Financial might not be inclined to provide it. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and be entitled to priority of payment.

     As a result of the enactment of the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." The phrase "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

  FDIC Insurance Assessments

     The FDIC implemented a risk-based assessment system, effective January 1, 1994, under which a bank's premium assessment is based on the probability that the BIF will incur a loss with respect to the bank, the likely amount of any such loss, and the revenue needs of the BIF. As long as BIF's reserve ratio is less than a specified "designated reserve ratio," currently 1.25%, the total amount raised from BIF members by the risk-based assessment system may not be less than the amount that would be raised if the assessment rate for all BIF members were .023% of deposits. On August 8, 1995, the FDIC announced that the designated reserve ratio had been achieved and, accordingly, issued final regulations adopting an assessment rate schedule for BIF members of 4 to 31 basis points effective on June 1, 1995. On November 14, 1995, the FDIC further reduced deposit insurance premiums to a range of 0 to 27 basis points effective for the semi-annual period beginning January 1, 1996.

     Federal law has established several mechanisms to increase funds to protect deposits insured by the BIF. The FDIC is authorized to borrow: up to $30 billion from the United States Treasury; up to 90% of the fair market value of assets of institutions acquired by the FDIC as receiver from the Federal Financing Bank; and from depository institutions that are members of the BIF. Any borrowings not repaid by asset sales are to be repaid through insurance premiums assessed to member institutions. Such premiums must be sufficient to repay any borrowed funds within 15 years and provide insurance fund reserves of $1.25 for each $100 of insured deposits. The result of these provisions is that the assessment rate on deposits of BIF members could increase in the future. The FDIC also has authority to impose special assessments against insured deposits.

     During fiscal year 1995, BT Financial's FDIC insurance expense decreased by $679,000 due to lower premiums and a retroactive deposit insurance adjustment. The rate adjustment resulted in a $457,000 refund, which was received in the third quarter of 1995.

     A number of proposals have recently been introduced in Congress to address the disparity in bank and thrift deposit insurance premiums paid by bank members of the BIF and by the savings associations and other members of SAIF. On September 19, 1995, legislation was introduced and referred to the House Banking Committee that would, among other things: (i) impose a requirement on all SAIF member institutions to fully recapitalize the SAIF by paying a one-time special assessment of approximately 85 basis points on all assessable deposits as of March 31, 1995, which assessment would be due as of January 1, 1996; (ii) spread the responsibility for interest payments on obligations of the Financing Corporation ("FICO") across all FDIC-insured institutions on a pro-rata basis, subject to certain exceptions; (iii) require that deposit insurance premium assessment rates applicable to SAIF member institutions be no less than deposit insurance premium assessment rates applicable to BIF member institutions; (iv) provide for a merger of the BIF and the SAIF as of January 1, 1998; (v) require savings associations to divest any activities not permissible for commercial banks within five years; (vii) eliminate the bad-debt reserve deduction for savings associations, although savings associations would not be required to recapture into income their accumulated bad-debt reserves; (vii) provide for the conversion of savings and loan holding companies into bank holding companies as of January 1, 1998, although unitary savings and loan holding companies authorized to engage in activities as of September 13, 1995 would have such authority grandfathered (subject to certain limitations); and (ix) abolish the OTS and transfer the OTS' regulatory authority to the other federal banking agencies. The legislation would also provide that any savings association that would become undercapitalized under the prompt corrective action regulations as a result of the special deposit premium assessment could be exempted from payment of the assessment, provided that the institution would continue to be subject to the payment of semiannual assessments under the current rate schedule following the recapitalization of the SAIF. The legislation was considered and passed by the House Banking Committee's Subcommittee on Financial Institutions on September 27, 1995, and has not yet been acted on by the full House Banking Committee.

     On September 20, 1995, similar legislation was introduced in the Senate (although the Senate bill does not include a comprehensive approach, as does the House bill, for merging the savings association and commercial bank charters). The Senate bill remains pending before the Senate Banking Committee. A similar proposal is included in pending comprehensive budget legislation. Enactment of any of these proposals could result in increased insurance assessments against the Banks.

     In light of ongoing debate over the content and fate of the budget bill, the different proposals currently under consideration and the uncertainty of the Congressional budget and legislative processes in general, BT Financial cannot predict whether any or all of the proposed legislation will be passed, or in what form. If the proposed legislation is enacted, BT Financial anticipates a one-time deposit insurance assessment of approximately $1.4 million in 1996, relating to deposits acquired from savings and loan institutions.

  FDICIA

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and made revisions to several other federal banking statutes.

     Among other things, FDICIA requires federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution is well capitalized if it significantly exceeds the minimum level required by regulation for each relevant capital measure, adequately capitalized if it meets each such measure, undercapitalized if it fails to meet any such measure, significantly undercapitalized if it is significantly below each such measure and critically undercapitalized if it fails to meet any critical capital level set forth in the regulations. The critical capital level is a level of tangible equity equal to not less than 2% of total tangible assets. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

     FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve and to growth limitations, and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring a depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

                      CERTAIN INFORMATION REGARDING MOXHAM

BUSINESS

     Moxham is a Pennsylvania corporation organized in 1986 for the purpose of forming a bank holding company. It is headquartered in Johnstown, Cambria County, Pennsylvania and has two banking subsidiaries and one non-banking subsidiary. Moxham Bank, established in 1919, has its principal office in Johnstown and ten branches in Cambria, Somerset and Westmoreland Counties, Pennsylvania. Garrett Bank, established in 1903, has its principal office in Garrett, Somerset County, Pennsylvania and one branch located in Somerset, Pennsylvania. The Moxham Banks offer a full range of banking and fiduciary services including real estate, commercial and consumer loans, time, savings and demand deposits and trust services. The Moxham Banks offer twelve ATMs, which are linked with MAC(R), a regional ATM network and Cirrus(R), also a national ATM network. In 1992, Moxham formed a non-banking subsidiary, Moxham Community Development Corporation, to conduct community development activities. On December 31, 1995 Moxham had total assets of $240.90 million, total deposits of $217.61 million and total shareholders equity of $20.08 million. The deposits of the Moxham Banks are insured by the FDIC under the BIF to the fullest extent provided by law. At December 31, 1995 the Moxham Banks had 135 full-time equivalent employees.

COMPETITION

     The Moxham Banks' primary market area consists of Cambria, Somerset and Westmoreland Counties, Pennsylvania. The Moxham Banks compete with a total of sixteen banks, savings and loan and savings banks in the Johnstown banking market which consists of Cambria and Somerset Counties. The Moxham Banks compete with a total of 71 similar financial institutions in the Pittsburgh banking market which includes Westmoreland County. Included in the competing banks are the major Pittsburgh and Johnstown banks as well as credit unions. Among the financial institutions the Moxham Banks compete with in the Johnstown banking market are Johnstown Bank and Laurel Bank. Among those the Moxham Banks competes with in the Pittsburgh banking market are Johnstown Bank and Fayette Bank. The Moxham Banks are generally competitive within their service area with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest charged on loans.

SUPERVISION AND REGULATION

     Moxham is a bank holding company as defined in the BHCA. As such, it is subject to supervision and examination by the Federal Reserve. Moxham may not, without prior approval of the Federal Reserve, acquire 5% or more of the voting stock of a bank or engage in any activity, directly or indirectly that is not banking or closely related thereto. The BHCA and the Federal Reserve Act place restrictions on transactions between Moxham and its affiliates, including the Banks. Moxham, subject to the approval of the Federal Reserve, may acquire any number of banks in Pennsylvania and in certain other states which permit Pennsylvania bank holding companies to own banks in those states.

     As national banks, the Moxham Banks are subject to supervision and examination by the Comptroller of the Currency ("Comptroller"). They may engage in activities authorized for national banks by the National Bank Act or approved by the Comptroller. There are limits on the amount of dividends the Moxham Banks may pay to Moxham. Approval of the Comptroller is required if the total of dividends declared in a calendar year exceed retained net profits for that year plus retained net profits for the previous two years. As of December 31, 1995, the Moxham Banks could pay an additional $2,891,600 in cash dividends to Moxham. The Moxham Banks are permitted to operate branches in any location in Pennsylvania and, pursuant to recent legislation, may also operate branches in certain other states which provide for reciprocal branching. This legislation would also permit banks from other states to operate branches within Pennsylvania.

     Because deposits at the Moxham Banks are insured to the full extent provided by the FDIA, they are subject to regulation by FDIC. Both the Comptroller and the FDIC have issued regulations pursuant to applicable federal statutes setting minimum capital requirements, requiring uniform accounting principles and annual audits and governing compensation of officers and directors. The Moxham Banks are required to pay annual fees based on domestic deposits which are set to reflect the condition of the insured institution.

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

Risk-based capital standards are supplemented with a minimum Tier 1 capital-to-assets ratio. The agencies may require an insured institution to maintain capital at higher levels if it is deemed necessary.

     From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on the business of Moxham and the Moxham Banks. It cannot be predicted whether any such legislation will be adopted or how it would affect the business of Moxham or the Moxham Banks. As a consequence of extensive regulation of commercial banking activities in the United States, the Moxham Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the cost of doing business.

     Moxham's principal office is located at 540 Central Avenue, Johnstown, Pennsylvania 15902. Business is conducted by the Moxham Banks out of 13 offices located in Cambria, Somerset and Westmoreland Counties, Pennsylvania. Nine of the locations are owned, three are leased and one building is owned and the land leased. Moxham's management believes that the above properties are adequately covered by insurance and are in sound physical condition. There are no mortgages, liens or other limitations on Moxham's ownership of its properties. No material expenditures for the renovation or improvement of properties are contemplated within the next fiscal year.

     On February 5, 1996, Moxham announced that it had reached a definitive agreement with NBOC Bank, a subsidiary of First Commonwealth Financial Corp. headquartered in Indiana, Pennsylvania, to purchase the Moxham Bank Salem 22 Plaza Office, Delmont, Pennsylvania, and deposit liabilities. Moxham will retain all of the loans of this branch. At December 31, 1995, total deposits of the Salem 22 Plaza office were $7.94 million. The transaction is subject to regulatory approval.

EFFECT OF GOVERNMENT MONETARY POLICIES

     The earnings of the Moxham Banks, and therefore of Moxham, are and will be affected by domestic conditions and the monetary and fiscal policies of the United States Government and its agencies. Pennsylvania economy lagged in the nation with slower job growth and lower growth in real personal income which translates into slower retail sales growth. Building permits and home sales have also declined faster in Pennsylvania than the nation as a whole but are expected to rebound slightly higher in 1996 relative to the nation as a whole. The economy of Cambria County continues to show modest improvement to diversification of the steel industry and a shift from over-reliance on heavy industry to more light manufacturing and service-related businesses. The area has an 8.4% unemployment rate which is above the Pennsylvania rate of 5.7% and the U.S. rate of 5.2%. Somerset County has an unemployment rate of 8.6%. The economy continues to do better with tourism at ski resorts along with two new prisons and a stable manufacturing base. Westmoreland County's economy, with a 6.4% unemployment rate, looks more promising. The expansion of the airport at Latrobe, the planned development of the air industrial park in addition to the industrial park adjacent to the airport and The Laurel Valley Expressway are in progress. It is expected that ultimately 5,000 jobs will be created in and around the airport site.

     The monetary policies of the Federal Reserve have had, and will likely continue to have, an important impact on the operating results of commercial banks to the Federal Reserve's power to implement national monetary policy in order, among other things, to curb inflation or combat recession. The Federal Reserve has a major effect on the levels of bank loans, investments and deposits through its open market operations in United States Government securities and through its regulation, among other things, of the discount rate on the borrowing of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature and impact of future changes in monetary and fiscal policies.

LEGISLATION AND REGULATORY CHANGES

     From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operation and taxation of the banks, bank holding companies and other financial institutions are also frequently made in Congress and before various bank regulatory agencies. No prediction can be made as to the likelihood of any major changes or the impact such changes might have on Moxham or the Moxham Banks.

LEGAL PROCEEDINGS

     The Company is not involved in any legal proceeding other than those normally occurring in the ordinary course of business, none of which would have a material adverse affect on the company if an adverse decision results. In the opinion of Moxham's management, the aggregate amount involved in such proceedings is not material to the financial condition or results of operations of Moxham on a consolidated basis.

ENVIRONMENTAL ISSUES

     Moxham and the Moxham Banks are not materially affected by compliance with any environmental laws. However, customers of the Moxham Banks engaged in certain activities may from time to time be faced with the necessity of such compliance. In addition to its own responsibilities under the environmental laws, a bank may also be held liable under certain circumstances for actions of borrowers or other third parties on properties that are security for loans made by a bank. Such potential liability may far exceed the original amount of the loan made by a bank. Currently neither Moxham or the Moxham Banks are parties to any pending legal proceeding under any environmental statute, nor is Moxham aware of any circumstance that may give rise to liability of Moxham or the Moxham Banks under any statute.

CAPITAL REGULATORY REQUIREMENT

     Moxham continues to maintain a strong capital position. As of December 31, 1995, Moxham had a total capital to risk-weighted assets ratio of 13.78%, a Tier 1 capital to risk-weighted assets ratio of 11.27% and a Tier I leverage ratio of 7.53%. These ratios do not include net unrealized holding gains on securities available for sale from the adoption of Financial Accounting Standards Number 115 ("FAS 115"). All of the capital ratios are well in access of the regulatory requirements established by the Federal Reserve. The Moxham Banks have been deemed "well capitalized" according to the FDIC's list-based premium rule. A bank is considered well capitalized if it has at least 10% total risk-based capital, 6% Tier 1 risk-adjusted capital and a 5.00% Tier I leverage ratio.

     Moxham was required to implement FAS 115 on January 1, 1994. For regulatory capital purposes, this changed the composition of shareholders' equity in financial statements prepared in accordance with generally accepted accounting principles by including as a separate component of equity the amount of net unrealized holding gains or losses on debts and equity securities that are deemed to be available-for-sale. Adoption of FAS 115 in 1994 decreased shareholders equity by $1,755,800, but it increased shareholders equity by $2,118,000 in 1995, reflecting the net unrealized holding gains on securities available for sale net of tax effect. This amount will vary in the future based upon the fair value of the securities portfolio.

MOXHAM COMMON STOCK PRICES AND DIVIDENDS

     Moxham Common Stock has been listed on the NASDAQ/SCM since September 13, 1993 under the symbol "MOXB." The table below sets forth the closing bid prices and cash dividends declared per share for the period indicated. The data presented in the table have been restated to reflect a 10% stock dividend paid on December 31, 1994. As of January 31, 1996, Moxham had 589 shareholders of record of its common stock.

                                                                CLOSING PRICE
                                                                -------------    CASH DIVIDEND
YEAR                                                            HIGH     LOW       PER SHARE
- ----                                                            ----     ---       ---------
1996
  First Quarter..............................................
  Second Quarter (through April  , 1996).....................
1995
  First Quarter..............................................  $27       $24        $ 0.16
  Second Quarter.............................................   26 1/2    24 1/2      0.16
  Third Quarter..............................................   27        24 1/4      0.16
  Fourth Quarter.............................................   38 1/2    24 1/4      0.16
1994
  First Quarter..............................................  $26       $25 1/2    $0.145
  Second Quarter.............................................   25        24 1/2     0.145
  Third Quarter..............................................   24 1/2    24 1/2     0.145
  Fourth Quarter.............................................   24 1/2    24         0.145

     Moxham dividends are subject to regulatory considerations and the description of the Moxham Board including operating results, financial conditions and general business conditions. Shareholders are entitled to receive dividends as and when declared by the Moxham Board out of funds legally available therefore subject to limitations imposed by the BCL and the National Bank Act, and regulations of the Comptroller of the Currency. The BCL provides that a corporation may not pay dividends if the effect of such payment would be to render the corporation insolvent. The National Bank Act and Comptroller's regulations limit the amount of dividends which the Banks may pay to Moxham. See "Certain Information Regarding Moxham--Supervision and Regulation". In addition, the FDIA generally prohibits the payment of all dividends by any bank which is in default on any assessment for deposit insurance premiums due to the FDIC. There also could be limitations imposed on dividends payable by a bank if it is not in compliance with its capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF MOXHAM

     The purpose of the following analysis is to provide the reader with an insight to more thoroughly understand the consolidated financial condition and results of operations of Moxham. It should be read in conjunction with the consolidated financial statements of Moxham beginning on Page 4.

RESULTS OF OPERATIONS

  Net Income

     Net income for 1995 was $1,474,700 or $1.51 on a fully diluted per share basis, compared to net income of $1,753,200, or $1.81 per fully diluted share, for 1994 and net income of $1,901,400 or $1.98 per fully diluted share, for 1993.

     When 1995 is compared with 1994, Moxham's net income decreased $278,500, or 15.9%, and fully diluted earnings per share decreased by $.30, or 16.6%. Similar trends were noted for two other key performance ratios as Moxham's return on average assets declined from .78% to .62% and return on average equity declined from 9.86% to 7.87%. The decrease in net income resulted primarily from a decrease in net interest income, a higher provision for loan losses and higher expenses.

     When 1994 is compared with 1993, Moxham's net income decreased $148,200, or 7.8%, and fully diluted earnings per share decreased $.17, or 8.6%. Return on average assets decreased from .94% to .78% and return on average equity decreased from 11.30% to 9.86%. The decrease in net income is attributable primarily to an increase in net interest income that was offset by a higher provision for loan losses and higher expenses.

  Net Interest Income

     Net interest income is the principal source of Moxham's earnings and is the difference between interest and fees generated by earning assets and the interest cost associated with funding these assets. Loans, investment and trading account securities, and short-term money market instruments are the components of earning assets. Earning assets are financed by interest-bearing deposits, short-term borrowings, and long-term debt. Besides these sources, earning assets are also supported by interest-free funds such as demand deposits and shareholders' equity. Variations in the volume and mix of earning assets, interest-bearing funds, and non-interest related funds, and their relative sensitivity to interest rate movements, determine changes in net interest income.

     When 1995 is compared to 1994, taxable-equivalent net interest income decreased from $9.32 million to $9.12 million and net interest margin percentage declined thirty-eight basis points to 4.09%. Earnings in 1995 were negatively impacted as funding costs increased more rapidly than income on earnings assets. At year-end 1994, Moxham was positioned so that a rise in rates would reduce net interest income. This was a result of Moxham's asset composition and the use of short-term borrowings and deposits to fund loan growth. Management felt the risk of not reducing short-term borrowings exceeded the cost of continuing to be liability sensitive. Therefore, short-term borrowings were replaced with deposit liabilities early in the first quarter of 1995. While overnight rates continued to rise and peaked at approximately 6% during the second quarter and remained slightly below that level for the remainder of the year, three-year rates declined more than two hundred basis points in 1995. As a result, Moxham was unable to reprice assets to sustain its margin and income declined.

     Total interest income on a tax equivalent basis increased $2.09 million but was offset by a $2.29 million increase in total interest expense. Average earning assets increased 6.8% to $222.75 million in 1995. The growth reflects an 8.3% increase in average loan volume and a 3.9% increase in securities and money market investments. Loans to average earning assets increased eighty-nine basis points to 68.60%. The higher volume of earning assets in 1995 was supported with a $12.84 million or 7.0% increase in interest-bearing liabilities. Average interest-bearing deposits rose $14.08 million and borrowings declined $1.25 million.

     When 1994 is compared to 1993, taxable-equivalent net interest income remained level at $9.32 million and net interest margin percentage declined forty-seven basis points to 4.47%. The lower yield on earning assets is attributable to an increase in interest rates. While funding costs increased, asset yield lagged and competitive influences in Moxham's market area narrowed loan spreads. Average earning assets increased 10.6% to $208.48 million in 1994. The growth reflects an 11.5% increase in loan volume and an 8.9% increase in securities and money market investments. Loans to average earning assets increased fifty basis points to 67.71% in 1994. The higher volume of earning assets in 1994 was supported with an $18.60 million or 11.2% increase in interest-bearing liabilities. Average interest-bearing deposits rose $15.25 million and borrowings rose $3.35 million.

     Moxham anticipates that the margin will improve in 1996 as maturing earning assets reprice at higher levels and maturing time deposits reprice at lower levels. Increases in net interest income are expected to be primarily a result of improved interest spreads rather than volume increases as Moxham continues a less aggressive pricing strategy in lending functions.

     The following presents the major categories of interest-earning assets and interest-bearing liabilities with their corresponding average balances, related interest income or expense, and resulting yields and rates on a fully taxable equivalent basis for the years indicated.

                                                     1995                              1994                        1993
                                       --------------------------------  --------------------------------  ---------------------
                                       AVERAGE     INCOME/      YIELD/   AVERAGE     INCOME/      YIELD/   AVERAGE     INCOME/
                                       BALANCE    EXPENSE(1)   RATE(1)   BALANCE    EXPENSE(1)   RATE(1)   BALANCE    EXPENSE(1)
                                       --------   ----------   --------  --------   ----------   --------  --------   ----------
ASSETS
Interest Earning Assets:
  Loans, Net of Unearned
  Interest(2)........................  $152,818    $ 14,145    9.26%     $141,167    $ 12,423    8.80%     $126,634    $ 11,592
  Time Deposits in Other Banks.......     1,159          53    4.57%        1,804          84    4.64%        5,248         293
  Investment Securities:
    Taxable..........................    57,126       3,224    5.64%       50,420       2,601    5.16%       34,899       1,972
    Non-Taxable......................     9,309         829    8.90%       14,337       1,167    8.14%       19,042       1,426
                                       --------    --------    -----     --------    --------    -----     --------    --------
  Total Investment Securities........    66,435       4,053    6.10%       64,757       3,768    5.82%       53,941       3,398
  Trading Account Assets.............         5           0    6.14%            5           0    4.05%            0           0
  Federal Funds Sold.................     2,335         138    5.91%          744          27    3.63%        2,604          78
                                       --------    --------    -----     --------    --------    -----     --------    --------
  Total Interest Earning Assets......   222,752      18,389    8.26%      208,477      16,302    7.82%      188,427      15,361
  Non-Earning Assets:
    Cash and Due from Banks..........     7,605                             7,144                             6,226
    Bank Premises & Equipment, Net...     5,876                             6,118                             5,584
    Other Assets.....................     5,100                             4,449                             3,868
    Less Reserve for Possible Loan
      Losses.........................    (1,901)                           (1,733)                           (1,550)
                                       --------                          --------                          --------
  Total Non-Earning Assets...........    16,680                            15,978                            14,128
                                       --------                          --------                          --------
  Total Assets.......................  $239,432                          $224,455                          $202,555
                                       ========                          ========                          ========
LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing Liabilities:
  Demand and Savings Deposits........  $ 69,195    $  2,122    3.07%     $ 66,770    $  1,610    2.41%     $ 60,828    $  1,466
  Time Deposits......................   123,347       6,873    5.57%      111,690       5,079    4.55%      102,384       4,490
  Borrowed Funds.....................     3,490         211    6.04%        4,606         229    4.96%        1,128          35
  Long-Term Debt.....................       763          67    8.78%          893          63    7.10%        1,023          61
                                       --------    --------    -----     --------    --------    -----     --------    --------
Total Interest-bearing Liabilities...   196,795       9,273    4.71%      183,959       6,981    3.79%      165,363       6,052
Non-Interest Bearing Liabilities:
  Demand Deposits....................    21,757                            20,961                            18,881
  Other Liabilities..................     2,148                             1,758                             1,490
                                       --------                          --------                          --------
Total Non-Interest Bearing
  Liabilities........................    23,905                            22,719                            20,371
Stockholders' Equity.................    18,732                            17,777                            16,821
                                       --------                          --------                          --------
Total Liabilities & Stockholders'
  Equity.............................  $239,432                          $224,555                          $202,555
                                       ========                          ========                          ========
Net Interest Income
  (Tax Equivalent Basis).............                 9,116                             9,321                             9,309
Reversal of Tax Equivalent
  Adjustment.........................                   331                               448                               542
                                                    -------                           -------                          --------
  Net Interest Income................              $  8,785                          $  8,873                          $  8,767
                                                   ========                          ========                          ========
Net Interest Spread(3)...............                          3.55%                             4.03%
Net Yield on Earning Assets..........                          4.09%                             4.47%


                                        YIELD/
                                       RATE(1)
                                       ------
ASSETS
Interest Earning Assets:
  Loans, Net of Unearned
  Interest(2)........................  9.15%
  Time Deposits in Other Banks.......  5.58%
  Investment Securities:
    Taxable..........................  5.65%
    Non-Taxable......................  7.49%
                                       -----
  Total Investment Securities........  6.30%
  Trading Account Assets.............  0.00%
  Federal Funds Sold.................  3.01%
                                       -----
  Total Interest Earning Assets......  8.15%
  Non-Earning Assets:
    Cash and Due from Banks..........
    Bank Premises & Equipment, Net...
    Other Assets.....................
    Less Reserve for Possible Loan
      Losses.........................

  Total Non-Earning Assets...........

  Total Assets.......................

LIABILITIES & STOCKHOLDERS' EQUITY
Interest-bearing Liabilities:
  Demand and Savings Deposits........  2.41%
  Time Deposits......................  4.39%
  Borrowed Funds.....................  3.10%
  Long-Term Debt.....................  5.96%
                                       -----
Total Interest-bearing Liabilities...  3.66%
Non-Interest Bearing Liabilities:
  Demand Deposits....................
  Other Liabilities..................

Total Non-Interest Bearing
  Liabilities........................
Stockholders' Equity.................

Total Liabilities & Stockholders'
  Equity.............................

Net Interest Income
  (Tax Equivalent Basis).............
Reversal of Tax Equivalent
  Adjustment.........................

  Net Interest Income................

Net Interest Spread(3)...............  4.49%
Net Yield on Earning Assets..........  4.94%

- ---------

(1) Tax exempt income on loans and investments and related yields are shown on a fully taxable equivalent basis computed using the federal statutory tax rate of 34% in 1995, 1994, and 1993.

(2) For purposes of calculating loan yields, average loan balances include non-accrual loans and loan income includes loan fees.

(3) The difference between the rate earned on total earning assets and the rate paid on total interest-bearing liabilities.

(4) Investment securities average balances for 1995 and 1994 are fair values and amortized cost for 1993.

     The following table provides an analysis of the change in interest income and expense attributable to changes in volume and rate.

                                                1995 VS. 1994                1994 VS. 1993
                                          --------------------------    ------------------------
                                             INCREASE (DECREASE)          INCREASE (DECREASE)
                                              DUE TO CHANGES IN            DUE TO CHANGES IN
                                          VOLUME     RATE     TOTAL     VOLUME    RATE     TOTAL
                                          ------     ----     -----     ------    ----     -----
                                                              (in thousands)
Interest Income:
  Loans, Net of Unearned
     Interest(1)(2)....................   $1,025    $  697    $1,722    $1,329     $(498)   $ 831
  Time Deposits in Other Banks.........      (30)       (1)      (31)     (192)      (17)    (209)
  Taxable Investment Securities(3).....      346       277       623       876      (247)     629
  Non-Taxable Investment
     Securities(3).....................     (409)       71      (338)     (352)       93     (259)
  Trading Account Assets...............        0         0         0         0         0        0
  Federal Funds Sold...................       58        53       111       (56)        5      (51)
                                          ------    ------    ------    ------     -----    -----
  Total Interest Income................      990     1,097     2,087     1,605      (664)     941
Interest Expense:
  Interest Bearing Demand & Savings
     Deposits..........................       58       454       512       144         0      144
  Time Deposits........................      531     1,263     1,794       410       179      589
  Borrowed Funds.......................      (56)       38       (18)      108        86      194
  Long-Term Debt.......................       (9)       13         4        (8)       10        2
                                          ------    ------    ------    ------     -----    -----
  Total Interest Expense...............      524     1,768     2,292       654       275      929
                                          ------    ------    ------    ------     -----    -----
Change in Net Interest Income(2).......   $  466    $ (671)   $ (205)   $  951     $(939)   $  12
                                          ------    ------    ------    ------     -----    -----

- ---------

(1) Tax-exempt income on loans and investments included in their respective categories are computed on a fully taxable equivalent basis.

(2) For purposes of calculating loan yields, average loan balances include non-accrual loans and loan income includes loan fees.

(3) Average balances are fair value for 1995 and 1994 and amortized cost for 1993.

  Provision for Possible Loan Losses

     The provision for possible loan losses is an amount added to the reserve against which loan losses are charged. The amount of the provision reflects management's evaluation of the adequacy of the allowance for possible loan losses. See "Allowance for Possible Loan Losses" herein. The provision for possible loan losses in 1995 was $307,000, compared to $263,900 in 1994 and $192,900 in 1993. Net loans charged-off were $170,900 in 1995, $80,700 in 1994 and $35,500 in 1993. Net loans charged-off were 0.11% of average loans, net of unearned interest, for 1995, 0.06% for 1994 and 0.02% for 1993.

  Non-Interest Income

     Total non-interest income was $1,462,800, $1,433,000 and $1,310,700 for
1995, 1994 and 1993 respectively. The increases are attributable to a higher volume of fees for various banking services. Security gains amounted to $61,700, $154,300 and $137,500 for the years 1995, 1994 and 1993 respectively.

  Non-Interest Expense

     Total non-interest expense was $8,305,400, $8,078,300 and $7,722,000 for 1995, 1994 and 1993 respectively. Salaries increased 6.5% in 1995, 4.9% in 1994 and 11.1% in 1993. No management incentive was paid in 1995 and 1994, which accounts for the lower increase in salaries. Otherwise, the higher costs reflect staffing level increases and merit increases. Employee benefit costs increased 4.6% in 1995 and 5.8% in 1994, but decreased 5.2% in 1993. These increases in 1995 and 1994 reflect higher staffing levels as well as increased employee health care costs, pension, payroll taxes and other employee benefit costs. The decrease in 1993 is attributable primarily to a decrease in employee health care costs. In 1990 the Moxham Board approved an Employee Stock Ownership Plan (ESOP) with 401(k) provisions. Contributions amounting to $143,200 were made by the Company in 1995, and $142,200 in 1994 and 1993.

     Net occupancy expense rose 5.5% in 1995, 6.5% in 1994 and 6.4% in 1993. Other operating expenses decreased 3.7% in 1995, increased 3.0% in 1994 and increased 20.0% in 1993. The reduction in 1995 of other operating expense is due primarily to reduced FDIC assessment rates on deposits covered by BIF. FDIC assessments were $236,900, $442,400 and $400,900 for the years 1995, 1994, and
1993 respectively. In the third quarter of 1995 the Company received a $133,725 FDIC deposit insurance refund for assessments paid in the second and third quarters. Effective June 1, 1995, assessment rates were reduced from $0.23 per $100 to $0.04 per $100 of adjusted deposits. The assessment has been reduced to zero for the first half of 1996. The higher level of increase in 1993 was due primarily to increased software fees and operating losses of Moxham's non-banking subsidiary, Moxham Community Development Corporation (MCDC). In 1993, software fees increased 65.6% to $177,400 due to the purchase of an automated platform system which management felt was necessary to comply efficiently with the provisions of the Truth in Savings Act and Regulation DD. Because of its community development activity, MCDC shows an equity loss on investments that is reported in other operating expenses and offset by federal income tax benefits. In 1995, MCDC had operating expenses of $209,500 and tax benefits of $300,300, producing $90,800 in net earnings. In 1994, MCDC had an operating loss of $121,900, tax benefits of $235,500 and net earnings of $113,600. In 1993, MCDC had an operating loss of $140,500, tax benefits of $235,600 and net earnings of $95,100.

  Provision For Income Taxes

     The provision for income taxes relates to items of revenue and expense recognized for financial accounting purposes during each of the periods. The actual current tax liability may be more or less than the charge against earnings due to the effect of timing differences between financial and tax accounting resulting in deferred income taxes. The primary differences result from depreciation, non-qualified deferred compensation plan, loan loss provision, deferred loan fees and investment tax credits and alternative minimum tax carryforwards. Moxham's provision for income tax for financial reporting purposes for 1995 was $161,300, reflecting an effective tax rate of 9.9%. The provision for income taxes was $210,900 in 1994 compared to $234,700 in 1993, representing effective tax rates of 10.7% and 10.9% respectively. At December 31, 1995, net deferred tax assets amounted to $646,700, including $199,000 in deferred liabilities due to the adoption of

FAS 115. See Notes 1 and 3 to the Consolidated Financial Statements for details. Effective January 1, 1993, the Company adopted FAS 109, "Accounting for Income Taxes." This adoption resulted in the recognition of a non-recurring charge of $26,900.

FINANCIAL CONDITION

  Loans

     Loan growth has been broad based with increases in the commercial, consumer and real estate sectors. Other loans in 1993, 1994 and 1995 consist primarily of loans to non-profit organizations. In 1991, other loans consist primarily of money market investments reportable to the loan portfolio. Commercial loans comprise approximately 38%, real estate 34% and consumer loans 28% of the portfolio at December 31, 1995. Moxham has no credit exposure to foreign countries or highly leveraged transactions and no significant industry lending concentrations.

     Loans increased by $4.2 million, or 2.8%, in 1995 compared to an increase of $15.2 million, or 11.3%, in 1994. The most significant change was in commercial loans, which increased $5.96 million, or 11.5%, after increasing by $8.02 million, or 18.4%, in 1994. The commercial loan growth resulted from successful business development efforts to small-sized businesses in Moxham's market area that includes the Johnstown area, Westmoreland County and Somerset County. Moxham intends to continue a less aggressive pricing strategy of commercial loans and anticipates only a modest increase in 1996. Real estate loans decreased by $1.74 million, or 3.2%, after increasing $4.50 million, or 9.1%, in 1994. The greater growth in real estate loans in 1994 is a result of management's strategy to seek mortgages in a higher rate environment after a strategy of not aggressively financing long-term fixed-rate loans in the low rate environment during 1993 and 1992. Moxham does not approve mortgages with the intent of selling the loans. Consumer loans decreased $0.87 million or 2.0% after increasing $2.72 million or 6.6% in 1994. The lower growth rate in 1995 is attributable to weaker loan demand and extremely competitive market pressures in Moxham's market area.

     The following table summarizes the composition of Moxham's loan portfolio by types of loans at December 31 for each year indicated:

                                            1995        1994        1993        1992        1991
                                            ----        ----        ----        ----        ----
                                                             (IN THOUSANDS)
Commercial(1)..........................   $ 57,549    $ 51,592    $ 43,570    $ 37,908    $ 31,400
Real Estate-Construction...............      1,301       3,823       1,811          88          65
Real Estate-Mortgage...................     51,140      50,362      47,876      47,367      50,632
Consumer (2)...........................     43,249      44,120      41,400      32,539      31,402
Other..................................      1,160         301         331         201       9,188
                                          --------    --------    --------    --------    --------
Total Loans............................   $154,399    $150,198    $134,988    $118,103    $122,687

- ---------

(1) Includes Obligations of States and Political Subdivisions and Commercial Loans Secured by Nonfarm Nonresidential Properties.

(2) Excludes Loans Secured by Real Estate.

     The amount of loans outstanding by category as of December 31, 1995, which are due in (i) one year or less, (ii) more than one year through five years, and
(iii) over five years, are shown in the following table. Loan balances are also categorized to their sensitivity to changes in interest rates.

                                                                       1-5       OVER
                                                          1 YEAR      YEARS     5 YRS.      TOTAL
                                                          ------      -----     -----       -----
                                                                       (IN THOUSANDS)
Commercial & Other.....................................   $ 5,026    $11,439    $41,084    $ 57,549
Real Estate--Construction..............................     1,301          0          0       1,301
Real Estate--Mortgage..................................     2,366     16,081     32,693      51,140
Consumer...............................................     3,053     36,414      3,782      43,249
Other..................................................       260        878         22       1,160
                                                          -------    -------    -------    --------
     Total.............................................   $12,006    $64,812    $77,581    $154,399
                                                          =======    =======    =======    ========
Loans with Fixed Rate..................................   $ 5,898    $42,570    $45,588    $ 94,056
Loans with Floating Rate...............................     6,108     22,242     31,993      60,343
                                                          -------    -------    -------    --------
     Total.............................................   $12,006    $64,812    $77,581    $154,399
                                                          =======    =======    =======    ========
Percent Composition of Maturity........................      7.8%      42.0%      50.2%      100.0%
Fixed Rate Loans as a Percentage of Total Loans........                                         61%
Floating Rate Loans as a Percentage of Total Loans.....                                         39%

     The loan maturity information shown above is based upon original loan terms and is not adjusted for "rollovers." Renewals are permissible only when the "rollover" is a component of a workout program for a problem loan.

     At December 31, 1995, 61% of total loans were fixed-rate compared to 63% at December 31, 1994. Of total loans at year-end 1995, 7.8% mature within one-year, 42.0% mature within one to five years, and 50.2% mature in five or more years, compared to 7.9%, 39.8%, and 52.3% respectively at year-end 1994. Of the $77.58 million in loans maturing in five or more years, 58.8% have a fixed interest rate and 41.2% have a floating rate of interest and are primarily residential mortgages. To control the interest rate risk associated with long-term fixed rate mortgages, management has restricted the growth of fixed-rate mortgages through its pricing strategy during low rate environments. See "Liquidity and Rate Sensitivity" herein for a discussion of the impact rate changes may have on net interest margin.

  Allowance for Possible Loan Losses

     As a financial institution, Moxham assumes various risks that it must manage to maximize current and future net interest income within acceptable levels of risk while satisfying liquidity and capital requirements. Credit risk is an inherent element of its business and Moxham anticipates that credit losses will occur in the normal course of business. The management of interest rate risk is also fundamental to banking. If not properly managed, a bank can experience earnings, liquidity and ultimately, capital adequacy problems. A change in interest rates may affect not only earnings, but also the market values of all fixed rate assets. Banks may be vulnerable during periods of rising interest rates because of their business mix. Loans to certain economic sectors adversely affected by rising rates may experience more credit problems. See "Liquidity and Rate Sensitivity" herein for a further discussion on interest rate risk.

     To control the risks associated with its lending activity, Moxham maintains a diversified portfolio of commercial, real estate and consumer loans. The portfolio is divided approximately equally between these three categories of loans. Commercial loans have the highest potential for credit losses and may experience notable swings in charge-offs due to business conditions and economic volatility. Commercial loan rates are generally variable to reduce interest rate risk. As mentioned previously, there are no significant industry lending concentrations in the commercial portfolio. Real estate loans are primarily residential mortgages and historically have low charge-offs. To control the interest rate risk associated with long-term fixed rate mortgages, management has restricted the growth of fixed rate mortgages through its pricing strategy during low rate environments and has aggressively marketed variable-rate home equity loans. Consumer loans have shorter maturities of generally less than five years and include both direct and indirect loans. The shorter maturities provide a source of liquidity that can be invested at current market rates.

     Moxham maintains an allowance for possible loan losses, which is available to absorb potential yet undetermined losses. The evaluation of Moxham's exposure to credit loss is an ongoing process. Moxham makes a quarterly determination of the provision from earnings necessary to maintain the allowance at the appropriate level. The amount charged to earnings is based upon an evaluation of the loss potential of non-performing, delinquent, and higher balance loans. Moxham also reviews economic and business trends, historical loss experience, growth and composition of the loan portfolio and other relevant factors. Moxham believes the allowance is adequate for losses inherent in the loan portfolio as of December 31, 1995. However, changes in the character and size of the loan portfolio, together with the impact of changes in economic conditions, may have a favorable or unfavorable impact on the quality of the loan portfolio and thereby the future earnings performance of Moxham.

     To facilitate the early identification of problem credit and adverse trends, Moxham relies on a credit review process of its commercial loan portfolio. All loans over $100,000 and a random sample of loans less than $100,000 are reviewed. Loans that have adequate cash flows and are either well secured by collateral or backed by the strong financial condition of the borrower are classified as high quality or pass. Loans that have potential weaknesses and deserve management's close attention receive a special mention rating. Loans that have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt receive a classified rating. There are three categories of classified loans, which include substandard, doubtful and loss. Each rating indicates a progressively less satisfactory financial condition of the borrower.

     At December 31, 1995, classified loans were $5,085,400, consisting of $98,300 rated doubtful and $4,987,100 rated substandard. Of total classified loans, $4,201,000 were not contractually past due and $135,700 were past due less than 30 days. Classified loans in a non-accrual status or past due 90 days or more were $748,700. In addition to the credit review procedure, it is Moxham's policy to discontinue the accrual of interest income based upon delinquency status and a reassessment of collateral and the financial strength of the borrower.

     The allowance for possible loan losses totaled $1,962,400 at December 31, 1995, an increase of $136,100 or 7.5%, over the 1994 year-end level of $1,826,300. At December 31, 1995, $621,300, or 31.7%, of the allowance for possible loan losses is allocated to general risk to protect Moxham against potential yet undetermined losses. Even though the entire allowance for loan losses is available to absorb future loan losses in any loan category, $339,400, or 17.3%, has been allocated to commercial loans, $568,300, or 29.0%, to real estate loans, and $433,400, or 22.1%, to consumer loans at December 31, 1995.

     The following table sets forth the allocation of the allowance for loan losses among various categories at December 31 for the periods indicated.

                           1995                  1994                  1993                  1992                  1991
                     ------------------     -------------------   ------------------    ------------------   ------------------
                              PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF            PERCENT OF
                               LOANS IN              LOANS IN              LOANS IN              LOANS IN              LOANS IN
                                 EACH                  EACH                  EACH                  EACH                  EACH
                               CATEGORY              CATEGORY              CATEGORY              CATEGORY              CATEGORY
                      AMOUNT   TO LOANS     AMOUNT   TO LOANS     AMOUNT   TO LOANS     AMOUNT   TO LOANS     AMOUNT   TO LOANS
                      ------    -------     ------    -------     ------   --------     ------   --------     ------    -------
                                                          (In thousands, except percentages)
Loans
Commercial..........  $  340       38%      $  567       34%      $  268       32%      $  401       32%      $  335       28%
Real
  Estate-Mortgage...     568       34          448       36          448       37          399       40          110       44
Consumer............     433       28          397       30          355       31          113       28          594       28
Allocation to
  General Risk......  $  621                $  414                $  572                $  573                $  250
                      ------      ---       ------      ---       ------      ---       ------      ---       ------      ---
Total...............  $1,962      100%      $1,826      100%      $1,643      100%      $1,486      100%      $1,289      100%

     The following table summarizes the activity of Moxham's allowance for possible loan losses at December 31 for each of the years indicated.

                                               1995        1994        1993        1992        1991
                                               ----        ----        ----        ----        ----
                                                          (IN THOUSANDS, EXCEPT RATIOS)
Total Loans Outstanding at Period End
  (Net of Unearned Interest)..............   $154,399    $150,198    $134,988    $118,103    $122,687
                                             ========    ========    ========    ========    ========
Reserve for Possible Loan Losses at
  Beginning of Year.......................   $  1,826    $  1,643    $  1,486    $  1,289    $    948
Loans Charged Off:
  Commercial..............................         52          16          14          65          20
  Real Estate-Mortgage....................         23           3          --          11          15
  Consumer................................        133         103          96         104         129
                                             --------    --------    --------    --------    --------
     Total Loans Charged Off..............        208         122         110         180         164
Recoveries of Loans Previously Charged
  Off:
  Commercial..............................          0           8          34          15          18
  Real Estate-Mortgage....................          2           4           3          11           2
  Consumer................................         35          29          37          30          28
                                             --------    --------    --------    --------    --------
     Total Recoveries.....................         37          41          74          56          48
Net Loans Charged Off.....................        171          81          36         124         116
Additions of Reserve Charged to
  Operations..............................        307         264         193         321         457
                                             --------    --------    --------    --------    --------
Reserve for Possible Loan Losses at Year
  End.....................................   $  1,962    $  1,826    $  1,643    $  1,486    $  1,289
                                             ========    ========    ========    ========    ========
Ratios
Net Charge-Offs to:
  Average Loans...........................        .11%        .06%        .02%        .10%        .10%
  Reserve for Possible Loan Losses........       8.72%       4.44%       2.16%       8.34%       9.00%
Reserve for Possible Loan Losses to Loans
  at Year End.............................       1.27%       1.22%       1.22%       1.26%       1.05%

  Non-Performing Assets and Past Due Loans

     Non-performing assets include loans on which interest is no longer accrued, loans on which the interest rate or other terms have been renegotiated and real estate acquired through foreclosure. Past due loans are loans that are delinquent 90 days or more and still accruing interest.

     Once a loan is placed on a non-accrual status, current year interest previously accrued and uncollected is charged against current year earnings and interest is included in earnings thereafter only to the extent actually received in cash. Interest from a prior year is charged against the allowance for possible loan losses. A loan may be restored to accrual status when its financial status has been significantly improved and there is no principal or interest past due and the loan has been current for three consecutive months.

     Non-performing assets decreased $483,000, or 26.4%, to $1,346,000 at December 31, 1995, compared to the end of the previous year. Non-accrual loans decreased $320,700 to $811,000 and past due loans declined $279,400 to $391,800. The reduced volume of non-performing loans is attributable primarily to a decrease in secured commercial loans with cash flow impairments. The non-accrual commercial loans are rated substandard with no material losses projected in 1996. During 1994, Moxham adopted a more conservative policy that classifies a commercial loan as non-performing when the loan becomes past due ninety days and is not anticipated to be brought current within thirty days. Previously, the loan remained in an accrual status if the loan was fully secured and Moxham did not anticipate any loss of interest or principal. Of the total amount in non-accrual loans, $58,500 is not contractually past due more than thirty days but remains in non-accrual status until the borrower has demonstrated the required period of performance and the loan is no longer doubtful as to full collectibility.

     Moxham is unaware of any additional loans required to either be charged-off or added to the non-performing asset totals disclosed below. Other real estate owned is recorded at the lower of fair value or carrying cost based upon appraisals.

     The following table sets forth information on non-accrual loans, restructured loans, other real estate owned and loans past due 90 days or more at December 31 for each of the years indicated.

                                                     1995      1994      1993      1992      1991
                                                    ------    ------    ------    ------    ------
                                                          (in thousands, except percentage)
Non-Accrual Loans Real Estate....................   $  397    $  126    $   88    $  229    $  847
  Commercial.....................................      410       980       363       748       783
  Consumer.......................................        4        26        10         7        45
                                                    ------    ------    ------    ------    ------
  Total Non-Accrual Loans........................      811     1,132       461       984     1,675
  Restructured Loans.............................       --        --        --        --        --
Loans Past Due 90 Days or More Real Estate.......      312       451       437       222        --
  Commercial.....................................       47       215       535        --        20
  Consumer.......................................       33         5        20       127        22
                                                    ------    ------    ------    ------    ------
  Total Past Due Loans...........................      392       671       992       349        42
  Other Real Estate Owned........................      119        26        58       237       148
  Repossessed Assets.............................       24        --        --        --        --
Total Non-Performing Assets and Past Due Loans...   $1,346    $1,829    $1,511    $1,570    $1,865
                                                    ======    ======    ======    ======    ======
Non-Performing Loans as a Percent of Total
  Loans..........................................    0.78%     1.20%     1.08%     1.13%     1.40%
Non-Performing Assets as a Percent of Total
  Assets.........................................    0.55%     0.79%     0.69%     0.80%     0.93%

     In May 1993, the issued FAS 114 "Accounting by Creditors for Impairment of a Loan." FAS 114 is effective for years beginning after December 15, 1994 and requires Moxham to identify and provide a valuation allowance for impaired loans. As discussed above, Moxham provides a rating for loans in its portfolio. Loans classified as doubtful will have the criteria outlined in FAS 114 applied with a resulting valuation allowance, if any, recorded. Moxham believes, however, that the adoption of FAS 114 has not significantly affected Moxham's allowance for loan losses.

  Investment Portfolio

     The entire investment securities portfolio is designated "available for sale" for financial accounting purposes. All or part of these "available for sale" assets may be sold at any time due to considerations concerning liquidity, interest rate, credit, and other factors as deemed appropriate by management. These assets are carried on the balance sheet at the fair value in accordance with FAS 115. Any net unrealized valuation adjustments are included in Moxham's stockholders' equity and do not impact earnings. FAS 115 does not apply when calculating regulatory capital requirements. While designation of these assets as "available for sale" may increase volatility of total capital, management believes designation of these assets as "available for sale" rather than "held to maturity" will permit Moxham to react more quickly to changing market conditions and opportunities, to manage interest rate risk more effectively, and to manage effectively Moxham's tax position. The flexibility afforded "available for sale" securities is diminished, however, during periods when the fair value of the portfolio is below its amortized cost. Moxham does not anticipate any material restructuring of the securities portfolio in 1996.

     Investment securities totaled $60.07 million at December 31, 1995, representing a 3.1% decrease from the 1994 year-end balance of $62.03 million. The decrease is a result of management's desire to adjust its interest sensitivity position and to reduce tax-free investment securities. In 1995, Moxham sold $16 million taxable securities, realizing a loss of $9,200 and sold $2.48 million tax-free investment securities, recognizing a gain of $70,900. In 1994, primarily tax-free securities were sold as $2.56 million tax-free securities were sold and a gain of $155,000 was recognized.

     At December 31, 1995, investment securities having a fair value of $20.21 million were pledged as collateral for public funds and other purposes as required by law. Moxham and its subsidiaries, collectively, did not hold securities of any single issuer, excluding U.S. Treasury and U.S. Government Agencies, that exceeded 10% of stockholders' equity at December 31, 1995. Maintaining investment quality is a primary objective of Moxham's investment policy which, subject to certain minor exceptions, prohibits the purchase of any investment security below a Moody's Investor Service rating of "A". At December 31, 1995, 72% of the portfolio was rated "AAA," 1% was rated "AA," 11% was rated "A" and 16% was unrated.

     Trading activity, which is a separate and distinct activity, includes the purchase and subsequent sale of securities for the specific purpose of profiting from short-term changes in interest rates and market values. The volume of transactions in the trading portfolio has not been significant and not expected to become significant in the future. No trading securities were held at December 31, 1995 and 1994.

     The following table sets forth the amortized cost and fair value of Moxham's investment portfolio at December 31 for the periods indicated.

                                          1995                    1994                    1993
                                  --------------------    --------------------    --------------------
                                  AMORTIZED     FAIR      AMORTIZED     FAIR      AMORTIZED     FAIR
                                    COST        VALUE       COST        VALUE       COST        VALUE
                                  ---------    -------    ---------    -------    ---------    -------
                                                             (in thousands)
U.S. Treasury..................    $11,519     $11,550     $21,121     $20,372     $24,946     $25,063
U.S. Government Agencies.......     39,631      39,884      29,497      27,779      19,781      19,783
State and Municipal............      7,345       7,622      12,699      12,505      18,545      19,260
Other Securities...............      1,019       1,019       1,370       1,370         883         883
                                   -------     -------     -------     -------     -------     -------
                                   $59,514     $60,075     $64,687     $62,026     $64,155     $64,989
                                   =======     =======     =======     =======     =======     =======

     The following table summarizes the amortized cost and weighted average yields on a fully taxable equivalent basis of Moxham's investment portfolio at December 31, 1995 by maturities of investments.

                                                                                                    APPROXIMATE
                                               0-1        1-5       5-10      10+      AMORTIZED      MARKET
                                              YEAR       YEARS     YEARS     YEARS       COST          VALUE
                                             -------    -------    ------    ------    ---------    -----------
                                                                (in thousands, except yield)
U.S. Treasury.............................   $ 7,024    $ 4,495    $    0    $    0     $11,519       $11,550
U.S. Government Agencies..................     5,504     33,095     1,001        31      39,631        39,884
Obligations of States and Other Political
  Subdivisions............................       295        255       600     6,195       7,345         7,622
Other Securities..........................         0         35        75       909       1,019         1,019
                                             -------    -------    ------    ------     -------       -------
    Total Investment Securities...........   $12,823    $37,880    $1,676    $7,135     $59,514       $60,075
                                             =======    =======    ======    ======     =======       =======
Weighted Average Yield....................     4.30%      6.31%     6.46%     7.93%       6.08%

  Deposits

     Average deposits for 1995 were $214.30 million compared with $199.42 million in 1994, an increase of $14.88 million, or 7.5%. The growth in deposits occurred primarily in the first quarter of the year when Moxham was aggressively pricing and marketing deposits to reduce short-term borrowings and reduce its sensitivity to interest rate increases. The most significant increase was in average time deposits which increased $11.66 million, or 10.4%. The core deposit base has remained relatively stable and was approximately 93.5% of average total deposits in 1995. The remaining 6.5% are certificates of deposit over $100,000. Moxham does not use any volatile funding sources such as brokered deposits.

     Moxham Bank has entered into a definitive agreement whereby NBOC Bank, a subsidiary of First Commonwealth Financial Corporation headquartered in Indiana, Pennsylvania, will purchase Moxham's Salem 22 Plaza Office and deposit liabilities located in Delmont, Pennsylvania. Moxham will retain the loans. At December 31, 1995, total deposits of the Salem 22 Plaza Office were $7.94 million. The transaction is subject to regulatory approval and is expected to be completed during June, 1996.

     The daily average balance of Moxham's deposits and the average rates paid thereon for the past three calendar years are summarized in the following table.

                                                 1995                 1994                 1993
                                           -----------------    -----------------    -----------------
                                            AMOUNT     RATE      AMOUNT     RATE      AMOUNT     RATE
                                           --------    -----    --------    -----    --------    -----
                                           (in thousands, except rates)
Non-interest Bearing Demand Deposits....   $ 21,757    0.00%    $ 20,961    0.00%    $ 18,881    0.00%
Interest-bearing Demand Deposits........     16,874    3.06%      16,762    2.57%      13,487    2.31%
Savings Deposits........................     52,321    3.07%      50,008    2.36%      47,341    2.44%
Time Deposits...........................    123,347    5.57%     111,690    4.55%     102,384    4.39%
                                           --------    -----    --------    -----    --------    -----
Total Deposits..........................   $214,299    4.20%    $199,421    3.35%    $182,093    3.27%

     The following table indicates the maturities and amounts of certificates of deposit and other time deposits in amounts of $100,000 or more as of December 31, 1995.

                                                                      (in thousands)
        Three months or less...............................................  $ 3,471
        Over three through six months......................................    2,882
        Over six through twelve months.....................................    2,205
        Over twelve months.................................................    5,288
                                                                             -------
        Total..............................................................  $13,846

  Capital Resources

     Shareholders' equity increased $3,103,500, or 18.3%, to $20.08 million at December 31, 1995 from $16.97 million at year-end 1994. Net income for 1995 was $1,474,700 and common and preferred stock dividends paid to shareholders totaled $690,100. Proceeds from the sale of common stock to Moxham's employee stock ownership plan amounted to $200,900. A preferred stock conversion reduced outstanding preferred stock and increased common stock and surplus by $98,400. FAS 115 increased shareholders' equity by $2,118,000, reflecting the net unrealized holding gains on securities available for sale net of the tax effect. This amount will vary in the future based on changes in the fair value of the securities portfolio. The adoption of FAS 115 in 1994 decreased stockholders' equity by $1,755,800.

     Moxham continues to maintain a strong capital position. At December 31, 1995, Moxham had a total capital to risk-weighted assets ratio of 13.78%, Tier 1 capital to risk-weighted assets ratio of 11.27% and a Tier 1 leverage ratio of 7.53%. These ratios do not include net unrealized holding gains on securities available for sale from the adoption of FAS 115. All of the capital ratios are well in excess of the regulatory requirements established by the Federal Reserve Board. Moxham's banking subsidiaries have been deemed "well capitalized" according to FDIC's risk-based premium rule. A bank is considered well capitalized if it has at least 10% total risk-based capital, 6% Tier 1 risk-adjusted capital, and 5% Tier 1 leverage ratio.

     Dividends of $.64 per common share were paid in 1995 and 1994. A 10% stock dividend was paid on December 30, 1994 to shareholders of record December 27, 1994. Fractional shares were paid in cash. Cash dividends per common share, restated to reflect the stock dividend, were $.58 per share in 1994.

     On November 21, 1995, Moxham announced that it reached an agreement in principle to merge with BT Financial headquartered in Johnstown, Pennsylvania. After performing due diligence reviews, the Merger Agreement was signed on January 12, 1996. According to the agreement, each holder of Moxham Common Stock will receive 1.15 shares of BT Financial Common Stock, each holder of Moxham Preferred Stock will receive 6.325 shares of BT Financial Common Stock and the Moxham Banks will be merged into BT Financial's largest affiliate, Johnstown Bank. The agreement remains subject to Pennsylvania regulatory and shareholder approval.

     The book value of Moxham's stock was $20.69 per share at December 31, 1995, including an increase of $0.40 per share related to adoption of SFAS 115. The market value increased significantly since the merger announcement. During October 1995, the trading range was $24.25 to $27.25. During December 1995, the trading range was $36.25 to $38.50. Moxham Common Stock is traded on NASDAQ/SCM.

  Liquidity and Rate Sensitivity

     The liquidity of a banking institution reflects its ability to provide funds at minimum cost to meet fluctuating deposit withdrawals or loan demand. It focuses on the availability and price of funds in the market. Liquidity can be provided by either assets or liabilities. For Moxham, the primary sources of asset liquidity are money market investments and cash and due from bank balances. Other sources of asset liquidity are maturing investments and loans. Liability sources of liquidity include deposit growth and short-term borrowings. Subsidiaries of Moxham had approximately $28.32 million in unused lines of credit available under arrangements with its correspondent banks and the Federal Home Loan Bank. These lines of credit enable Moxham's subsidiaries to purchase funds for short-term needs at current market rates. At December 31, 1995, money market investments totaled $8.96 million, while cash and due from banks totaled $8.93 million, a combined total of 7.4% of assets. Short-term borrowings averaged $3.5 million in 1995 compared to $4.6 million in 1994. At December 31, 1995, short-term borrowings were $100,000 compared to $12.06 million at year-end 1994.

     Liquidity can be further analyzed by utilizing the Consolidated Statement of Cash Flows contained in the Consolidated Financial Statements. There was an increase in net cash provided by financing activities of $5.27 million during the year ended December 31, 1995. The increase was primarily due to a net increase in deposits of $17.85 million partially offset by a decrease in short-term borrowings of $11.96 million. The net cash provided by financing activities was offset by $7.55 million in net cash used in investing activities, consisting primarily of a $6.10 million increase in loans. Net cash provided by operating activities was $2.88 million.

     Closely related to the concept of liquidity is the management of interest-rate risk. Interest-rate risk arises when interest rates on assets change in a different time period or in a different proportion from that of liabilities. The primary objective of interest-rate sensitivity management is to structure the balance sheet prudently so that movements of interest rates on assets and liabilities are highly correlated and produce a reasonable net interest margin even in periods of volatile interest rates.

     One way to analyze interest-rate risk is to calculate the volume difference between interest-rate-sensitive assets and interest-rate-sensitive liabilities and then measure the effect that a one-time, parallel yield curve shift of 200 basis points would have on net interest income.

     The following table shows the interest rate risk for various time intervals as of December 31, 1995.

                                          0-30      31-90     91-180    181-365   WITHIN     AFTER
                                          DAYS       DAYS      DAYS      DAYS     1 YEAR     1 YEAR     TOTAL
                                         -------   --------   -------   -------   -------   --------   --------
                                                        (in thousands, except ratio)
Loans..................................  $33,037   $  8,264   $10,511   $20,942   $72,754   $ 81,645   $154,399
Securities Available for Sale..........      250      1,500     4,505    6,811     13,066     47,009     60,075
Short-Term Investments.................    8,698          0         0        0      8,698        263      8,961
                                         -------   --------   -------   -------   -------   --------   --------
Total Interest Earning Assets..........   41,985      9,764    15,016   27,753     94,518    128,917    223,435
Non-Interest Earning Assets............        0          0         0        0          0     17,460     17,460
                                         -------   --------   -------   -------   -------   --------   --------
Total Assets...........................  $41,985   $  9,764   $15,016   $27,753   $94,518   $146,377   $240,895
                                         =======   ========   =======   =======   =======   ========   ========
Interest Bearing Deposits..............  $31,746   $ 19,817   $17,179   $16,975   $85,717   $108,785   $194,502
Short-Term Borrowings..................      100          0         0        0        100          0        100
Long-Term Debt.........................      715          0         0        0        715          0        715
                                         -------   --------   -------   -------   -------   --------   --------
Total Interest-Bearing Liabilities.....   32,561     19,817    17,179   16,975     86,532    108,785    195,317
Non-Interest Bearing Liabilities and
  Equity...............................        0          0         0        0          0     45,578     45,578
                                         -------   --------   -------   -------   -------   --------   --------
Total Liabilities and Equity...........  $32,561   $ 19,817   $17,179   $16,975   $86,532   $154,363   $240,895
                                         =======   ========   =======   =======   =======   ========   ========
Interest Sensitivity Gap...............  $ 9,424   $(10,053)  $(2,163)  $10,778   $ 7,986   $ (7,986)
                                         -------   --------   -------   -------   -------   --------   --------
Gap Ratio..............................     1.29        .49       .87     1.63       1.09        .95

     The information on the above table only indicates the potential for interest rate adjustment on a one-day position at year-end. Loans are assumed to have contractual repayments and prepayments which factor in the difference between current market and portfolio rates based on historical experience and current expectations. It is assumed that substantially all demand deposit accounts are stable core deposits based on historical experience and are included in the After 1 Year category. NOW accounts, savings, and money market accounts are split between the 0-30 Days, 31-90 Days and After 1 Year categories as an estimate of the elasticity and anticipated pricing behavior of the accounts.

     While this static evaluation of interest rate sensitivity is useful, the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. The magnitude of the repricing may vary significantly with changes in market interest rates. As a result of these gap limitations, Moxham complements this analysis and puts considerable emphasis on computer simulations that incorporate a range of possible changes in the balance sheet, product pricing and yield-curve movements to project impact on earnings.

     At December 31, 1995, a 200 basis point immediate rise in interest rates would increase net interest income by $58,000 over the twelve month period. A 200 basis point immediate decrease in interest rates would reduce net interest income by $238,000. This is caused by Moxham's money market investments of $8.70 million which are available to offset the reduction in deposits anticipated in the first quarter of 1996. After the transaction to sell the Salem 22 Office deposits is consummated. Moxham will be positioned for interest rates to decline. Moxham anticipates that interest rates will decrease during 1996.

MANAGEMENT OF MOXHAM

  Election of Moxham Directors

     Moxham's articles of incorporation provide that there shall be three classes of directors as equal in number as possible, each class being elected for a three year term and only one class being elected each year. The total number of directors shall be the number from time to time determined by resolution adopted by a majority vote of the directors then in office or by resolution of the shareholders at a meeting thereof. There shall not be less than five directors. There are currently twelve directors, divided into three classes of four each.

     The Moxham Board has an executive committee, an audit committee and a nominating committee. During the year, 1995 the Board of Directors of Moxham held 9 meetings, the Board of Garrett Bank held 12 meetings and the Board of Directors of Moxham Bank also held 12 meetings. The executive committee met 4 times, the audit committee met 3 times, the pension committee met 1 time and the nominating Committee did not meet. All of the directors attended at least 75% of the meetings of the meetings of the Board of Directors and the committees of which they are members. A shareholder wishing to make a nomination to the Moxham Board may do so in accordance with the provisions of Moxham's bylaws.

  Directors

     In the following tables are set forth the name, age, principal occupation and business experience of the Moxham directors, as well as the period during which he has served as a director of Moxham, the Moxham Banks or any affiliates thereof. There are no family relationships between any of the persons listed below.

                              TERMS EXPIRE IN 1998

                                                                              DIRECTORSHIP
                                                                                IN OTHER
                                                               DIRECTOR        REPORTING
               NAME AND PRINCIPAL OCCUPATION         AGE     SINCE(2)(3)       COMPANIES
      --------------------------------------------------     ------------     ------------
      Charles T. Evans                               80          1966             None
        Chairman of the Board
      Daniel S. Glosser                              71          1978             None
        President, M. Glosser & Sons, Inc.
        (Metal fabrication and industrial sales)
      J. Donald Griffith                             81          1950             None
        President, Griffith Custer Steel Company
      John F. Yerger                                 61          1992             None
        Pathologist

                              TERMS EXPIRE IN 1997

                                                                              DIRECTORSHIP
                                                                                IN OTHER
                                                               DIRECTOR        REPORTING
               NAME AND PRINCIPAL OCCUPATION         AGE     SINCE(2)(3)       COMPANIES
      --------------------------------------------------     ------------     ------------
      Richard E. Hayes                               42          1990             None
        President, Moxham Lumber Company
      John C. Rosencrance                            57          1982             None
        President, Richland Drug Store, Inc.
      Nelson G. Wheeler                              73          1984             None
        President, Wheeler Cadillac-Pontiac, Inc.,
        Retired
      Thomas A. Young                                63          1975             None
        Attorney-at-Law

                                      TERMS EXPIRE IN 1996
      G. Scott Baton II                              59          1985             None
        Chairman, Chestnut Ridge Foam, Inc.
      John C. Cwik                                   71          1972             None
        Professor of Anesthesiology,
        West Virginia University
      James E. Scurfield                             53          1986             None
        Vice President, Scurfield, Inc.
        (Coal Operator)
      J. William Smith                               48          1984             None
        President and Chief Executive
        Officer of Moxham

- ---------

(1) All directors and nominees have held the positions indicated or another senior executive position with the same entity or one of its affiliates or predecessors for the past five years.

(2) Reflects the earlier of the first year as a director of the Moxham or one of the Moxham Banks.

(3) All incumbent directors with terms expiring in 1998 were elected by the shareholders at the 1995 Annual Meeting for a term of three years. All incumbent directors with terms expiring in 1997 were elected by the shareholders at the 1994 Annual Meeting for a term of three years. All incumbent directors with terms expiring in 1996 were elected by the shareholders at the 1993 Annual Meeting for a term of three years.

  Executive Officers

     The following persons are considered to be executive officers of Moxham by virtue of their position with Moxham or the Moxham Banks.

        NAME             AGE                              POSITION(1)
- ---------------------    ---    ---------------------------------------------------------------
Charles T. Evans         80     Chairman of Moxham and Moxham Bank
J. William Smith         48     President and Chief Executive Officer of Moxham and Moxham Bank
Stanley C. Witt          60     Vice President of Moxham and President and Chief Executive
                                Officer of Garrett Bank
Richard G. Case          52     Vice President and Treasurer of Moxham and Executive Vice
                                President and Cashier of Moxham Bank
P. James Hayes           58     Vice President and Secretary of Moxham and Senior Vice
                                President and Trust Officer of Moxham Bank
Hugh E. Hudnall          47     Vice President of Moxham and Executive Vice President of Moxham
                                Bank

- ---------

(1) Each of the above persons, has held an executive position with Moxham or one of the Moxham Banks for the past five years.

  Compliance with Section 16(a) of the Exchange Act

     Section 16(a) of the Exchange Act requires Moxham's officers, directors and persons owning more than 10% of Moxham's Common or Preferred Stock to file reports of ownership and changes in directors and such shareholders are required by regulation to furnish Moxham with copies of all Section 16(a) forms they file. Except as stated above in "Principal Holders of Stock," Moxham knows of no person who owned 10% or more of its Common Stock.

     Based upon a review of copies of the forms furnished to Moxham, Moxham believes that during 1995 all section 16(a) filing requirements were complied with in a timely manner.

  Executive Compensation

     Directors are paid $450.00 for each Moxham Board meeting, $150.00 for each meeting of the executive committee and $100.00 for each other committee meeting they attend. A total of $111,700 was paid as directors fees in 1995.

     The following table sets forth the cash compensation paid or to be paid for services rendered during 1995 to Mr. Smith, the Chief Executive Officer. No other officer's compensation exceeded $100,000.

                           SUMMARY COMPENSATION TABLE
                           ANNUAL COMPENSATION (1)(2)

                                                                     ALL OTHER
                                                                      ANNUAL
                                                                   COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR      SALARY       BONUS            (3)
- ----------------------------    ----     --------     -------     ---------------
J. William Smith                1995     $135,200     $     0            --
Chief Executive Officer (4)     1994      130,000      30,800
                                1993      120,000      34,973            --

- ---------

(1) Information with respect to group life, health, hospitalization and medical reimbursement plans is not included as such plans do not discriminate in favor of officers or Directors and are available generally to all salaried employees.

(2) Information with respect to the Employees Retirement Plan is not included as it is a fixed benefit plan available to all salaried employees on the same terms and conditions.

(3) Moxham has no restricted stock, stock option or other long-term incentive plans.

(4) Does not include amounts attributable to miscellaneous benefits. In the opinion of management of Moxham, the cost of providing such benefits during 1995 did not exceed the lesser of $50,000 or 10% of Mr. Smith's total salary and bonus.

  Certain Relationships and Related Transactions

     Certain directors, nominees and executive officers and/or their associates were customers of, and had transactions with, Moxham or the Moxham Banks and were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectability or present other unfavorable features. Total loans outstanding from the Moxham Banks at December 31, 1995 and 1994 to directors and officers and their affiliates were $2,975,000 and $2,049,300 respectively.

  Beneficial Ownership of Moxham Securities

     As of the close of business on April   , 1996, there were outstanding
903,852 shares of Moxham Common Stock. There is set forth below information with
respect to the beneficial ownership as of April   ,

1996, of certain persons, including directors, of shares of the Moxham Common Stock and the Series A $8.00 Cumulative Convertible Non-Voting Preferred Stock.

                                  AMOUNT AND                           AMOUNT AND
                                   NATURE OF        COMMON STOCK        NATURE OF        PREFERRED STOCK
                                 COMMON STOCK        PERCENT OF      PREFERRED STOCK       PERCENT OF
  NAME OF BENEFICIAL OWNER      OWNERSHIP(1)(2)        CLASS            OWNERSHIP             CLASS
- ----------------------------    ---------------     ------------     ---------------     ---------------
G. Scott Baton II                    12,366              1.37%(3)         1,000                7.14%(3)
New Florence, Pennsylvania
John C. Cwik                         24,800              2.74%               --                  --
Johnstown, Pennsylvania
Charles T. Evans                     60,857              6.73%               --                  --
Johnstown, Pennsylvania
Daniel S. Glosser                    11,378              1.26%               --                  --
Johnstown, Pennsylvania
J. Donald Griffith                   22,783              2.50%               --                  --
Johnstown, Pennsylvania
Richard E. Hayes                        660                 *                --                  --
Windber, Pennsylvania
John C. Rosencrance                   3,304                 *                --                  --
Johnstown, Pennsylvania
James E. Scurfield                    2,598                 *                --                  --
Berlin, Pennsylvania
J. William Smith                     26,944              2.95%               --                  --
Hollsopple, Pennsylvania
Nelson G. Wheeler                     2,750                 *                --                  --
Johnstown, Pennsylvania
John F. Yerger                        2,380                 *                --                  --
Johnstown, Pennsylvania
Thomas A. Young                       4,832                 *                --                  --
Johnstown, Pennsylvania
Officers and Directors              196,488             21.52%            1,000                7.14%
as a Group (4)

- ---------

 Less than 1%.

(1) Each of the identified beneficial owners, including the officers, directors and nominees for director as a group, has sole investment and voting power as to all the shares shown as beneficially owned with the exception of those held by certain officers, directors and nominees for director jointly with their spouses or directly by their spouses or other relative.

(2) Includes the number of shares which may be acquired by an owner of Preferred Stock upon conversion thereof at the ratio of 5.5 shares of Common Stock for each share of Preferred Stock.

(3) Owned by a trust of which Mr. Baton is a trustee.

(4) The group consists of 16 persons, being four executive officers, the Moxham
    principal owners as of the April   , 1996, and the Moxham Board of
    Directors.

     Except as set forth in the following table, no person is known to Moxham's management to own of record or beneficially 5% or more of the outstanding Common
Stock as of April   , 1996.

                                    COMMON STOCK
      NAME AND ADDRESS           ------------------
      BENEFICIAL OWNER           AMOUNT     PERCENT
- -----------------------------    ------     -------
Charles T. Evans                 60,857      6.73%
Johnstown, Pennsylvania 15904
Charlotte Bosler Ellis           51,744      5.72%
Johnstown, Pennsylvania 15902

                                 LEGAL MATTERS

     The validity of the shares of BT Financial Common Stock to be issued in connection with the Merger and certain other legal matters regarding BT Financial will be passed upon by Kirkpatrick & Lockhart LLP, Pittsburgh, Pennsylvania. Certain legal matters regarding Moxham will be passed upon by Plowman, Spiegel and Lewis, P.C., Pittsburgh, Pennsylvania.

                                    EXPERTS

     The consolidated financial statements of BT Financial as of December 31, 1995, and December 31, 1994, and for the three years ended December 31, 1995, incorporated by reference in this Joint Proxy Statement/ Prospectus, have been audited by Coopers & Lybrand LLP, independent certified public accountants, as stated in their report appearing therein and are incorporated herein by reference in reliance upon such report and upon the authority of such firm as experts in auditing and accounting.

     The financial statements of Moxham as of December 31, 1995, and for the three years ended December 31, 1995, included in this Joint Proxy Statement/Prospectus have been included herein in reliance upon the report of Barnes, Saly & Company, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Armstrong as of December 31, 1995, and for the year ended December 31, 1995, included in this Joint Proxy Statement/Prospectus have been included herein in reliance upon the report of S.R. Snodgrass, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                        BT FINANCIAL 1997 ANNUAL MEETING

     The next Annual Meeting of BT Financial shareholders is scheduled to be held on May 13, 1997. In order to be included in BT Financial's Proxy Statement and form of Proxy relating to the 1997 Annual Meeting, any proposal that a shareholder intends to present for consideration at such meeting must be received by the Secretary of BT Financial at the principal executive offices of BT Financial no later than December 9, 1996.

               INDEX TO ARMSTRONG AND MOXHAM FINANCIAL STATEMENTS

                                      CONTENTS                                          PAGE
- -------------------------------------------------------------------------------------   ----
MOXHAM
     Report of Independent Auditors..................................................   F-2
     Balance Sheet at December 31, 1995 and 1994 (audited)...........................   F-3
     Statements of Income for the years ended December 31, 1995, 1994 and 1993
      (audited)......................................................................   F-4
     Statement of Stockholders' Equity for the years ended December 31, 1995, 1994
      and 1993 (audited).............................................................   F-5
     Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993
      (audited)......................................................................   F-6
     Notes to Consolidated Financial Statements......................................   F-8

ARMSTRONG
     Report of Independent Auditors..................................................   F-24
     Balance Sheet at December 31, 1995 (audited)....................................   F-25
     Statements of Income for the years ended December 31, 1995 (audited) and 1994
      (unaudited)....................................................................   F-26
     Statements of Changes in Stockholders' Equity for the years ended December 31,
      1995 (audited) and 1994 (unaudited)............................................   F-27
     Statements of Cash Flows for the years ended December 31, 1995 (audited) and
      1994 (unaudited)...............................................................   F-28
     Notes to Financial Statements...................................................   F-29

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
Moxham Bank Corporation
Johnstown, Pennsylvania

     We have audited the accompanying consolidated balance sheets of Moxham Bank Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Moxham Bank Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes 1, 3 and 10 to the consolidated financial statements, in 1994 the Company changed its method of accounting for investment securities and in 1993 changed its method of accounting for income taxes.

Barnes, Saly & Company
February 15, 1996

                    MOXHAM BANK CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1995 AND 1994

                                                                   1995                 1994
                                                                   ----                 ----
                                             ASSETS
Cash and due from banks.....................................   $  8,934,600         $  8,339,500
Interest-bearing deposits with banks........................        296,600            1,460,400
Federal funds sold..........................................      8,665,000                  -0-
Investment securities available for sale, at market:
  (Note 3)
     U.S. Treasury..........................................     11,549,700           20,372,300
     U.S. Government agencies...............................     39,884,300           27,779,500
     Obligations of states and political subdivisions.......      7,622,000           12,504,800
     Other securities.......................................      1,018,700            1,369,800
                                                               ------------         ------------
       Total investment securities available for sale.......   $ 60,074,700         $ 62,026,400
                                                               ------------         ------------
Loans (Note 4)..............................................   $154,398,800         $150,197,800
Less allowance for loan losses (Note 5).....................      1,962,400            1,826,300
                                                               ------------         ------------
       Net loans............................................   $152,436,400         $148,371,500
                                                               ------------         ------------
Premises and equipment, net (Note 6)........................   $  6,051,800         $  5,908,800
Accrued income receivable and other assets..................      4,436,000            5,253,600
                                                               ------------         ------------
       TOTAL ASSETS.........................................   $240,895,100         $231,360,200
                                                               ============         ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits: (Note 7)
     Non-interest bearing...................................   $ 23,103,500         $ 22,262,900
     Interest bearing.......................................    194,501,800          177,497,100
                                                               ------------         ------------
       Total deposits.......................................   $217,605,300         $199,760,000
Short-term borrowings (Note 8)..............................        100,000           12,060,000
Subordinated capital note (Note 9)..........................        715,000              845,000
Other liabilities...........................................      2,396,800            1,720,700
                                                               ------------         ------------
       TOTAL LIABILITIES....................................   $220,817,100         $214,385,700
                                                               ------------         ------------
Commitments and contingent liabilities (Notes 12 and 13)

STOCKHOLDERS' EQUITY:
Preferred stock, no par value, 250,000 shares authorized,
  14,000 and 15,000 shares issued and outstanding at
  December 31, 1995 and 1994 (Note 14)......................   $  1,377,700         $  1,476,100
Common stock, $2 par value, 2,880,000 shares authorized,
  903,852 and 888,781 shares issued and outstanding at
  December 31, 1995 and 1994................................      1,807,700            1,777,600
Surplus.....................................................      3,750,600            3,481,500
Retained earnings (Notes 9 and 17)..........................     12,779,800           11,995,100
Unrealized gain (loss) on securities available for sale,
  net.......................................................        362,200           (1,755,800)
                                                               ------------         ------------
       TOTAL STOCKHOLDERS' EQUITY...........................   $ 20,078,000         $ 16,974,500
                                                               ------------         ------------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........   $240,895,100         $231,360,200
                                                               ============         ============

See notes to consolidated financial statements.

                    MOXHAM BANK CORPORATION AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                   1995            1994            1993
                                                                   ----            ----            ----
INTEREST INCOME:
  Interest and fees on loans.................................   $14,095,600     $12,372,000     $11,534,800
  Interest on investment securities and investment securities available for sale:
      U.S Treasury...........................................       871,300       1,075,600         898,900
      U.S. Government agencies...............................     2,240,300       1,405,100         966,500
      Obligations of state and political subdivisions........       593,000         829,300         993,800
      Other..................................................        66,400          61,100          53,900
  Interest on assets held in trading account.................           300             200             -0-
  Interest on Federal funds sold.............................       138,000          27,000          78,500
  Interest on deposits with banks............................        53,500          83,700         293,100
                                                                -----------     -----------     -----------
         TOTAL INTEREST INCOME...............................   $18,058,400     $15,854,000     $14,819,500
                                                                -----------     -----------     -----------
INTEREST EXPENSE:
  Interest on deposits.......................................   $ 8,994,600     $ 6,688,600     $ 5,956,400
  Interest on borrowings.....................................       278,200         292,100          95,900
                                                                -----------     -----------     -----------
         TOTAL INTEREST EXPENSE..............................   $ 9,272,800     $ 6,980,700     $ 6,052,300
                                                                -----------     -----------     -----------
      Net interest income....................................   $ 8,785,600     $ 8,873,300     $ 8,767,200
  Provision for loan losses..................................       307,000         263,900         192,900
                                                                -----------     -----------     -----------
      Net interest income after provision for loan losses....   $ 8,478,600     $ 8,609,400     $ 8,574,300
                                                                -----------     -----------     -----------
OTHER INCOME:
  Trust department income....................................   $   563,900     $   502,300     $   450,700
  Service fees...............................................       674,100         611,200         578,500
  Other income...............................................       163,100         165,200         144,000
  Security gains.............................................        61,700         154,300         137,500
                                                                -----------     -----------     -----------
         TOTAL OTHER INCOME..................................   $ 1,462,800     $ 1,433,000     $ 1,310,700
                                                                -----------     -----------     -----------
OTHER EXPENSES:
  Salaries and wages.........................................   $ 3,402,300     $ 3,195,300     $ 3,047,400
  Pension and other employee benefits........................     1,189,800       1,137,800       1,075,400
  Net occupancy and equipment expense........................     1,223,100       1,159,300       1,088,900
  Other operating expenses...................................     2,490,200       2,585,900       2,510,300
                                                                -----------     -----------     -----------
         TOTAL OTHER EXPENSES................................   $ 8,305,400     $ 8,078,300     $ 7,722,000
                                                                -----------     -----------     -----------
INCOME BEFORE TAXES AND CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE.......................................   $ 1,636,000     $ 1,964,100     $ 2,163,000
Provision for income taxes (Note 10).........................       161,300         210,900         234,700
                                                                -----------     -----------     -----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE.......................................   $ 1,474,700     $ 1,753,200     $ 1,928,300
Cumulative effect of change in accounting principle--
  adoption of SFAS No. 109 (Note 10).........................   $       -0-     $       -0-     $    26,900
                                                                -----------     -----------     -----------
NET INCOME...................................................   $ 1,474,700     $ 1,753,200     $ 1,901,400
                                                                ===========     ===========     ===========
Primary:
  Net income per share.......................................   $      1.52     $      1.84     $      2.03
                                                                ===========     ===========     ===========
  Weighted average number of shares outstanding..............       896,592         885,459         875,870
                                                                ===========     ===========     ===========
Fully Diluted:
  Net income per share.......................................   $      1.51     $      1.81     $      1.98
                                                                ===========     ===========     ===========
  Weighted average number of shares outstanding..............       976,342         967,959         958,370
                                                                ===========     ===========     ===========
Dividends paid per share.....................................   $      0.64     $      0.58     $      0.56
                                                                ===========     ===========     ===========

See notes to consolidated financial statements.

                    MOXHAM BANK CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                                                                  NET
                                                                                              UNREALIZED
                                                                                               HOLDINGS
                                     PREFERRED       COMMON                     RETAINED         GAINS
                                       STOCK         STOCK        SURPLUS       EARNINGS       (LOSSES)         TOTAL
                                       -----         -----        -------       --------        ------          -----
BALANCES, DECEMBER 31, 1992.......   $1,476,100    $  790,000    $2,027,100    $11,650,500    $       -0-    $15,943,700
Net income 1993...................           --            --            --      1,901,400             --      1,901,400
Effect of two-for-one stock
  split...........................           --       793,000      (793,000)            --                            --
Common stock issued:
  Dividend reinvestment plan and
    ESOP..........................           --        17,600       182,400             --             --        200,000
Cash dividends declared:
  Preferred stock ($8.00 per
    share)........................           --            --            --       (120,000)            --       (120,000)
  Common stock ($.56 per share)...           --            --            --       (494,100)            --       (494,100)
                                     ----------    ----------    ----------    -----------    -----------    -----------
BALANCES, DECEMBER 31, 1993.......   $1,476,100    $1,600,600    $1,416,500    $12,937,800    $       -0-    $17,431,000
Net income 1994...................           --            --            --      1,753,200             --      1,753,200
Common stock issued:
  Dividend reinvestment plan and
    ESOP..........................           --        15,600       168,800             --             --        184,400
Cash dividends declared:
  Preferred stock ($8.00 pre
    share)........................           --            --            --       (120,000)            --       (120,000)
  Common stock ($.58 per share)...           --            --            --       (518,300)                     (518,300)
Effect of 10% stock dividend......           --       161,400     1,896,200     (2,057,600)            --             --
Change in unrealized gain (loss)
  on securities
  available-for-sale, net.........           --            --            --             --     (1,755,800)    (1,755,800)
                                     ----------    ----------    ----------    -----------    -----------    -----------
BALANCES, DECEMBER 31, 1994.......   $1,476,100    $1,777,600    $3,481,500    $11,995,100    $(1,755,800)   $16,974,500
Net income 1995...................           --            --            --      1,474,700             --      1,474,700
Common stock issued:
  Dividend reinvestment plan and
    ESOP..........................           --        19,100       181,700             --             --        200,800
  Conversion of preferred stock...      (98,400)       11,000        87,400             --             --             --
Cash dividends declared:
  Preferred stock ($8.00 pre
    share)........................           --            --            --       (116,000)            --       (116,000)
  Common stock ($.64 per share)...           --            --            --       (574,000)            --       (574,000)
Change in unrealized gain (loss)
  on securities
  available-for-sale, net.........           --            --            --             --      2,118,000      2,118,000
                                     ----------    ----------    ----------    -----------    -----------    -----------
BALANCES, DECEMBER 31, 1995.......   $1,377,700    $1,807,700    $3,750,600    $12,779,800    $   362,200    $20,078,000
                                     ==========    ==========    ==========    ===========    ===========    ===========

See notes to consolidated financial statements.

                    MOXHAM BANK CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                       1995             1994             1993
                                                       ----             ----             ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income.................................   $  1,474,700     $  1,753,200     $  1,901,400
     Adjustments to reconcile net income to net
       cash provided by operating activities:
       Provision for depreciation and
          amortization..........................        626,800          569,400          517,900
       Provision for possible loan losses.......        307,000          263,900          192,900
       Amortization of investment premium, net
          of accretion of investment discount...         64,800           86,400          289,400
       Provision for deferred income taxes
          (credit)..............................       (196,000)        (292,300)         (37,100)
       Investment securities (gains)............        (61,700)        (154,300)        (137,500)
       Equity in loss of limited partnership....        171,600           99,100          118,000
       (Gain) loss on sale/disposal of assets...         26,100           (4,600)          36,600
       (Increase) decrease in accrued income
          receivable and other assets...........          3,800          (11,700)        (132,600)
       Increase (decrease) in accrued interest
          payable and other liabilities.........        461,400           55,100          149,400
                                                   ------------     ------------     ------------
            Net cash provided by operating
               activities.......................   $  2,878,500     $  2,364,200     $  2,898,400
                                                   ------------     ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from maturities of investment
       securities and investment securities
       available for sale.......................   $ 10,354,500     $ 16,123,100     $ 25,277,500
     Proceeds from sales of investment
       securities and investment securities
       available for sale.......................     18,551,700        8,702,400        3,073,300
     Purchase of investment securities and
       investment securities available for
       sale.....................................    (23,728,400)     (25,274,200)     (41,693,900)
     Net (increase) decrease in interest bearing
       deposits with banks......................      1,156,000          558,000       10,775,500
     Net (increase) decrease in federal funds
       sold.....................................     (8,665,000)       2,945,000       (2,945,000)
     Proceeds from sale of loans................      1,264,500          921,000          415,200
     Net (increase) decrease in loans...........     (6,102,900)     (16,364,000)     (17,397,100)
     Investment in limited partnership..........       (144,400)        (162,600)        (340,400)
     Purchase of premises and equipment.........       (582,200)        (209,100)      (1,576,300)
     Proceeds from sale of assets...............        346,700          187,100          201,200
                                                   ------------     ------------     ------------
            Net cash provided by (used in)
               investing activities.............   $ (7,549,500)    $(12,573,300)    $(24,210,000)
                                                   ------------     ------------     ------------

                                                                     (Continued)

                    MOXHAM BANK CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                                                         1995            1994            1993
                                                         ----            ----            ----
CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase (decrease) in deposits..........   $ 17,845,300     $    70,500     $22,818,400
     Net increase (decrease) in short-term
       borrowings.................................    (11,960,000)     11,960,000      (1,100,000)
     Payments on subordinated capital note........       (130,000)       (130,000)       (130,000)
     Proceeds from sale of common stock...........        200,800         184,400         200,000
     Preferred stock cash dividends paid..........       (116,000)       (120,000)       (120,000)
     Common stock cash dividends paid.............       (574,000)       (518,300)       (494,100)
                                                     ------------     -----------     -----------
            Net cash provided by (used in)
               financing activities...............   $  5,266,100     $11,446,600     $21,174,300
                                                     ------------     -----------     -----------
INCREASE (DECREASE) IN CASH AND DUE FROM BANKS....   $    595,100     $ 1,237,500     $  (137,300)

Cash and due from banks at beginning of year......      8,339,500       7,102,000       7,239,300
                                                     ------------     -----------     -----------
CASH AND DUE FROM BANKS AT END OF YEAR............   $  8,934,600     $ 8,339,500     $ 7,102,000
                                                      ===========      ==========      ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid on deposits and other borrowings....   $  8,863,800     $ 6,870,000     $ 5,998,700
Federal income taxes paid (net of refunds)........        323,700         343,800         474,900

SUPPLEMENTAL SCHEDULE OF NON CASH INVESTING AND
  FINANCING ACTIVITIES:
Other real estate acquired in settlement of
  loans...........................................   $    465,300     $   150,900     $    58,700
Net unrealized gains (losses) on securities
  available-for-sale (net of deferred taxes)......      2,118,000      (1,755,800)            -0-
Conversion of preferred stock to common stock.....         98,400             -0-             -0-

See notes to consolidated financial statements.

                    MOXHAM BANK CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the significant accounting and financial reporting policies of Moxham Bank Corporation (the Company) and its subsidiaries whose operations relate primarily to commercial banking activities which represent one industry segment:

  a. Basis of presentation:

     The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, Moxham National Bank (Moxham), the First National Bank of Garrett (Garrett), and Moxham Community Development Corporation (MCDC). All significant intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements.

  b. Cash and cash equivalents:

     For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). Cash flows from demand deposits, NOW accounts, saving accounts, Federal funds purchased and sold, borrowings from Federal Home Loan Bank, Federal Reserve Bank and demand note from U.S. Treasury are reported net since their original maturities are less than three months. The Company adopted the provisions of Financial Accounting Standards Board Statement No. 104 "Statement of Cash Flows--Net Reporting of Certain Cash Receipts and Cash Payments and Clarification of Cash Flows from Hedging Transactions" (FASB 104). FASB 104 allows certain banks and savings institutions to report net cash flows for deposits placed with other financial institutions, time deposits and lending activities.

     The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

  c. Trust assets:

     Assets of the Trust Department, other than trust cash on deposit at the bank, are not included in these financial statements because they are not assets of the Company. All trust fees are recorded on the cash basis which approximates the accrual basis for such income.

  d. Investment securities:

     Investment securities consist of debt and equity securities. Debt securities consist primarily of obligations of the U.S. government, state governments and domestic corporations. Equity securities consists primarily of Federal Home Loan Bank and Federal Reserve Bank stock.

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, as of January 1, 1994. SFAS No. 115 requires that management determine the appropriate classification of investment securities at the date of adoption, and thereafter at the date individual investment securities are acquired. The Company has elected to classify their entire investment portfolio as available-for-sale securities.

     Securities classified as available for sale are those debt securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholder's equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

     Prior to the adoption of SFAS No. 115, the Company stated its investment securities at amortized cost. Under both the newly adopted accounting standard and the Company's former accounting practices, premiums and discounts on investments in debt securities are amortized over their contractual lives computed by both the interest and straight line methods. Interest and dividends on investment securities is recognized in income as accrued. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

     Note 3 to the financial statements provides further information about the effect of adopting SFAS No. 115.

  e. Allowance for possible loan losses:

     The allowance for possible loan losses is maintained at a level considered adequate by management to provide for losses that can be reasonably anticipated. Amounts are added to the allowance for loan losses and charges against current income based on such factors as historical loan loss experience, loan concentrations, overall portfolio quality, and management's evaluation of potential losses in the loan portfolio combined with prevailing and anticipated economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations. A charge is made to the allowance for loan losses when a loan or part thereof is considered by management to be uncollectible. Recoveries on previous charge-offs are added back to the allowance.

     Effective January 1, 1995, the Company adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" which was subsequently amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures". SFAS No. 114, as amended, addresses the treatment and disclosure of certain loans where it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Statement 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for credit losses and interest income recognized on those loans. The adoption of SFAS 114 resulted in one loan totaling $97,400 being specifically identified as impaired and a corresponding allocation reserve of $50,000 was established.

  f. Premises and Equipment:

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of premises, furniture and equipment are computed by both straight-line and accelerated methods for financial reporting and by use of the accelerated cost recovery system for tax reporting purposes. Listed below are the estimated useful lives used for financial reporting:

                                                                           YEARS
                                                                           -----
            Buildings and improvements...................................   5-40
            Furniture and equipment......................................   5-25
            Vehicles.....................................................      3

     Maintenance repairs and minor renewals are charged to income as incurred. Expenditures for betterments and major renewals are capitalized and depreciated over their estimated useful lives.

  g. Interest income:

     Interest on installment loans is recorded as income in amounts that will provide an approximate level yield over the terms of the loans. Accrual of interest on other loans is based generally on the daily amount of principal outstanding. Accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. A commercial loan is placed automatically on non-accrual status when principal or interest becomes 90 days past due and is not expected to be brought current within 30 days. All other loans are placed on non-accrual status when principal or interest becomes 90 days past due, unless the loan is both well secured and full payment of interest and principal is expected. A non-accrual loan may be restored to accrual status when its financial status has been significantly improved and after becoming current and remaining current for three consecutive months.

  h. Income taxes:

     The provision for income taxes relates to items of revenue and expenses recognized for financial accounting purposes during each of the years. The actual current tax liability may be more or less than the charge against earnings due to the effect of timing differences between financial and tax accounting resulting in deferred income taxes. The primary differences result from depreciation, non-qualified deferred compensation plan, loan loss provisions and deferred loan fees. In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The statement provides that the effect of its adoption may be recorded entirely in the year of adoption or retroactively by restating one or more prior years. The Company adopted SFAS No. 109 as of January 1, 1993 and has recorded the effect of its adoption entirely in 1993. Under the assets and liability method provided for by SFAS No. 109, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. (See further Note 10.) The Corporation and its subsidiaries file a consolidated federal income tax return.

  i. Shareholders' equity:

     On December 30, 1994, a 10 percent stock dividend was distributed to shareholders of record on December 27, 1994. Fractional shares were paid in cash. As a result of the stock dividend, 80,692 additional shares were issued and $2,057,600 was transferred from retained earnings to common stock and surplus ($25.50 per share).

     On December 8, 1992, the Board of Directors authorized a two-for-one stock split of the Company's common stock, effected in the form of a stock dividend. The additional shares were distributed in February 1993 to shareholders of record on February 1, 1993. As a result of the split, 396,492 additional shares were issued and $793,000 was transferred from surplus to common stock. Earnings and dividends per share included in the consolidated financial statements have been adjusted to reflect the stock split and stock dividend.

  j. Per share data:

     Net income per share amounts are computed by dividing net income, after deducting preferred stock dividends, by the weighted average number of shares of common stock outstanding during each year and is adjusted for the 10 percent stock dividend and two-for-one stock split. Cash dividends per share are based on the number of shares outstanding at the respective declaration date. Fully diluted earnings per share amounts are calculated assuming that the Series A $8.00 cumulative convertible non-voting preferred stock was converted at the beginning of the year into 5.5 shares of the Company's common stock and that no preferred dividends were paid.

  k. Loan fees:

     Certain loan and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized into interest and fees on loans. Generally these fees are amortized over the contractual life of the related loan. Fee amortization is determined by the straight-line method which approximates the level yield method. The following fees and costs are being deferred and amortized over the life of the loan: Dealer retention advances, commercial loan fees and costs, and home equity third-party origination costs.

NOTE 2: CASH AND DUE FROM BANKS

     Cash and due from banks includes $100,000 at December 31, 1995 and 1994, representing balances required to be maintained with Federal Reserve Banks.

NOTE 3: INVESTMENT SECURITIES AND INVESTMENT SECURITIES AVAILABLE FOR SALE

     Carrying amounts and fair values of investment securities available for sale are summarized as follows:

                                                             DECEMBER 31, 1995
                                         ---------------------------------------------------------
                                                           GROSS          GROSS        APPROXIMATE
                                          AMORTIZED      UNREALIZED     UNREALIZED       MARKET
                                            COST           GAINS          LOSSES          VALUE
                                            ----           -----          ------          -----
U.S. Treasury securities..............   $11,519,000      $ 73,300      $  42,600      $11,549,700
U.S. Government agencies..............    39,631,100       401,200        148,000       39,884,300
Obligations of states and political
  subdivisions........................     7,344,700       282,100          4,800        7,622,000
Other securities......................     1,018,700          -0 -           -0 -        1,018,700
                                         -----------      --------      ---------      -----------
                                         $59,513,500      $756,600      $ 195,400      $60,074,700
                                         ===========      ========      =========      ===========

                                                             DECEMBER 31, 1994
                                         ---------------------------------------------------------
                                                           GROSS          GROSS        APPROXIMATE
                                          AMORTIZED      UNREALIZED     UNREALIZED       MARKET
                                            COST           GAINS          LOSSES          VALUE
                                            ----           -----          ------          -----
U.S. Treasury securities..............   $21,121,400      $   -0 -      $ 749,100      $20,372,300
U.S. Government agencies..............    29,496,700         1,400      1,718,600       27,779,500
Obligations of states and political
  subdivisions........................    12,698,800        69,900        263,900       12,504,800
Other securities......................     1,369,800          -0 -           -0 -        1,369,800
                                         -----------      --------     ----------      -----------
                                         $64,686,700      $ 71,300     $2,731,600      $62,026,400
                                         ===========      ========     ==========      ===========

     The amortized cost and fair value of investment securities available for sale as of December 31, 1995 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                                APPROXIMATE
                                                                 AMORTIZED        MARKET
                                                                   COST            VALUE
                                                                -----------     -----------
    Due in one year or less..................................   $12,823,400     $12,751,100
    Due after one year through 5 years.......................    37,879,200      38,276,200
    Due after 5 years through 10 years.......................     1,676,500       1,701,400
    Due after 10 years.......................................     7,134,400       7,346,000
                                                                -----------     -----------
                                                                $59,513,500     $60,074,700
                                                                ===========     ===========

Gross realized gains and losses for the years ended December 31, 1995, 1994 and 1993 are as follows:

    INVESTMENT SECURITIES                                   1994         1993         1992
    ---------------------------------------------------     ----         ----         ----
    Realized gains.....................................   $144,900     $193,600     $137,500
    Realized losses....................................     83,200       39,300          -0-

     The other securities category included nonmarketable equity securities, in the amount of $908,800 and $1,299,900 at December 31, 1995 and 1994 respectively, and consists primarily of Federal Home Loan Bank stock and Federal Reserve Bank stock.

     Investment securities with a carrying amount of $20,214,500 at December 31, 1995 and $28,430,800 at December 31, 1994 were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

     As discussed in Note 1, the Company adopted SFAS No. 115 as of January 1, 1994. In accordance with SFAS No. 115, the 1993 comparative financial statements have not been restated for the change in accounting principle. The January 1, 1994 balance of stockholders' equity was increased by $550,000, net of the $283,300 related deferred tax effect, to recognize the net unrealized holding gain on securities available for sale at that date.

NOTE 4: LOANS RECEIVABLE

     The composition of the Company's loan portfolio at December 31, 1995 and 1994 was as follows:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1995             1994
                                                                  ----             ----
    Commercial.............................................   $ 57,548,700     $ 51,592,500
    Real estate--construction..............................      1,300,800        3,823,200
    Real estate--mortgage..................................     51,140,000       50,361,600
    Consumer...............................................     43,249,300       44,119,600
    Other..................................................      1,160,000          300,900
                                                              ------------     ------------
                                                              $154,398,800     $150,197,800
                                                              ============     ============

     Included in consumer loans are education loans held-for-sale that totaled $2,412,500 and $2,404,600 at December 31, 1995 and 1994, respectively.

     Loans on which the accrual of interest has been discontinued amounted to $811,000 and $1,131,700 at December 31, 1995 and 1994, respectively. The following reflects the effect of non-accrual loans on both interest income and net interest income for December 31, 1995 and 1994:

                                                                       1995         1994
                                                                       ----         ----
    Interest income due in accordance with original terms..........   $69,100     $100,400
    Interest income recorded and reflected in total operating
      income.......................................................    39,900       76,800
                                                                      -------     --------
    Net reduction in interest income and net interest income.......   $29,200     $ 23,600
                                                                      =======     ========

     In the ordinary course of business, the subsidiaries have transactions, including loans, with their officers, directors and their affiliated companies. These transactions were on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated parties and do not involve more than the normal risk. These loans totaled $2,975,000 and $2,049,300 at December 31, 1995 and 1994, respectively. Aggregate loan transactions with related parties were as follows:

                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                    1995           1994
                                                                    ----           ----
    Balance, beginning of year................................   $2,049,300     $ 2,350,300
         New loans............................................    1,341,300         716,800
         Payments.............................................     (415,600)     (1,017,800)
                                                                 ----------     -----------
    Balance, end of year......................................   $2,975,000     $ 2,049,300
                                                                 ==========     ===========

NOTE 5: ALLOWANCE FOR POSSIBLE LOAN LOSSES

     Transactions in the allowance for possible loan losses were as follows:

                                                        1995           1994           1993
                                                        ----           ----           ----
    Balance at beginning of year..................   $1,826,300     $1,643,100     $1,485,700
    Additions:
      Provision of loan losses....................      307,000        263,900        192,900
      Recoveries of loans charged off.............       37,400         41,100         74,600
    Deductions:
      Loans charged off...........................     (208,300)      (121,800)      (110,100)
                                                     ----------     ----------     ----------
    Balance at end of year........................   $1,962,400     $1,826,300     $1,643,100
                                                     ==========     ==========     ==========

NOTE 6: PREMISES AND EQUIPMENT

     Major classes of premises and equipment at December 31, 1995 and 1994 were as follows:

                                                                   1995            1994
                                                                   ----            ----
    Land.....................................................   $   783,800     $   783,800
    Buildings and leasehold improvements.....................     5,686,100       5,178,500
    Furniture and equipment..................................     3,803,000       3,561,000
                                                                -----------     -----------
                                                                $10,272,900     $ 9,523,300
    Less: Accumulated depreciation...........................    (4,221,100)     (3,614,500)
                                                                -----------     -----------
    Premises and equipment, net..............................   $ 6,051,800     $ 5,908,800
                                                                ===========     ===========

     Depreciation of premises and equipment amounted to $595,300 in 1995, $551,600 in 1994 and $491,600 in 1993.

NOTE 7: DEPOSITS

     The composition of deposits is as follows:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1995             1994
                                                                  ----             ----
    Demand.................................................   $ 23,103,500     $ 22,262,900
    NOW accounts...........................................     17,995,800       19,312,900
    Savings................................................     48,803,400       47,568,000
    Time certificates, $100,000 or more....................     13,091,200       13,669,900
    Other time deposits....................................    114,611,400       96,946,300
                                                              ------------     ------------
                                                              $217,605,300     $199,760,000
                                                              ============     ============

     Interest expense on deposits consisted of the following for the years ending December 31, 1995, 1994 and 1993:

                                                        1995           1994           1993
                                                        ----           ----           ----
    NOW accounts..................................   $  517,100     $  431,400     $  311,600
    Savings.......................................    1,605,300      1,178,500      1,154,800
    Time certificates, $100,000 or more...........      832,000        728,700        644,400
    Other time deposits...........................    6,040,200      4,350,000      3,845,600
                                                     ----------     ----------     ----------
    Total interest on deposits....................   $8,994,600     $6,688,600     $5,956,400
                                                     ==========     ==========     ==========

NOTE 8: SHORT-TERM BORROWINGS

     Short-term borrowings at December 31, 1995 and 1994 consisted of the following:

                                                                 1995                   1994
                                                          ------------------     ------------------
                                                            AMOUNT      RATE       AMOUNT      RATE
                                                            ------      ----       ------      ----
Federal funds purchased (a)
Year end balance.......................................   $     -0 -      --     $4,750,000    6.85%
Average during year....................................    2,156,500    6.02%     2,158,400    4.81%
Maximum month-end balance during the year..............    5,050,000              4,750,000
Federal home loan bank (b)
Year end balance.......................................         -0 -      --      7,210,000    6.61%
Average during year....................................    1,233,500    6.10%     2,315,700    5.18%
Maximum month-end balance during the year..............    6,950,000              7,210,000
Other short-term borrowings (c)
Year end balance.......................................      100,000    4.65%       100,000    5.03%
Average during year....................................       97,600    5.90%       128,900    3.76%
Maximum month-end balance during the year..............    1,139,600                850,000

Average amounts outstanding during the year represent daily averages. Average interest rates represent interest expense divided by the related average balances.

(a) Federal funds purchased generally represent the overnight federal fund transactions of banking subsidiaries with correspondent banks. The maximum amount available for borrowing is $5,250,000.

(b) During 1993 the Company's banking subsidiaries established lines of credit commitments with the Federal Home Loan Bank (FHLB). The maximum amount available for borrowing under these credit lines was $23,072,700 and $20,983,700 at December 31, 1995 and 1994, respectively. The interest rate charged for usage of these lines is the variable rate posted by FHLB at the date of the drawdown. The commitment is partially collateralized at the date of drawdown. Unless extended by the Company in accordance with the terms of the agreement, $4,448,200 of the lines expire October 2, 1996, and $18,624,500 of the lines expire January 2, 1997.

(c) Other short borrowings consist primarily of Federal Reserve Bank borrowings.

NOTE 9: SUBORDINATED CAPITAL NOTE

     The subordinated capital note outstanding amounted to $715,000 and $845,000 at December 31, 1995 and 1994, respectively. The subordinated capital note requires quarterly payments of $32,500 from July 1, 1991 to April 1, 1998 with a final payment of $390,000 due on January 1, 1999. Interest is payable monthly at the lending bank's prime rate (8.75% at December 31, 1995) on the outstanding unpaid principal balance. The weighted average interest rate on this subordinated capital note was 8.8% during December 31, 1995. The agreement contains restrictions regarding, among other matters, the pledging of assets, the issuance of additional debt, the declaration or payment of cash dividends and the maintenance of certain ratios. As a result, at December 31, 1995, approximately $47,300 of retained net income was available for cash dividends. For the years ended December 31, 1995 and 1994 the Company was in compliance with these restrictions.

     The principal maturities on the subordinated capital note for each of the years following at December 31, 1995 are as follows:

                 YEAR ENDED
                 DECEMBER 31,
                 ------------
                 1996.................................................   $130,000
                 1997.................................................    130,000
                 1998.................................................     65,000
                 1999.................................................    390,000
                                                                         --------
                                                                         $715,000
                                                                         ========

NOTE 10: INCOME TAXES

     The Company adopted SFAS No. 109 as of January 1, 1993 and has recorded the effect of its adoption entirely in 1993. The adoption of SFAS No. 109 resulted in the recognition of a non-recurring charge of $26,900 or $.03 per share on both a primary and fully diluted basis.

     The provision for federal income taxes in the consolidated statement of income consists of the following:

                                                           1995          1994         1993
                                                           ----          ----         ----
    Currently paid or payable.........................   $ 357,300     $503,200     $271,800
    Deferred (benefit) provision......................    (196,000)    (292,300)     (37,100)
                                                         ---------     --------     --------
                                                         $ 161,300     $210,900     $234,700
                                                         =========     ========     ========

     The following is a reconciliation between the amount of income taxes computed at the Federal statutory rate and the income tax expense reflected in the financial statements.

                                       1995                     1994                     1993
                               --------------------     --------------------     --------------------
                                             % OF                     % OF                     % OF
                                            PRE TAX                  PRE TAX                  PRE TAX
                                AMOUNT      INCOME       AMOUNT      INCOME       AMOUNT      INCOME
                                ------      ------       ------      ------       ------      ------
Provision at statutory
  rate......................   $ 556,200      34.0%     $ 667,800      34.0%     $ 735,400      34.0%
Tax-exempt interest.........    (218,700)    (13.4)%     (296,100)    (15.1)%     (367,300)    (17.0)%
Scale back of interest
  deduction.................      28,200       1.7%        33,500       1.7%        41,200       1.9%
Tax credits.................    (216,200)    (13.2)%     (185,400)     (9.4%)     (191,300)     (8.8)%
Other.......................      11,800       0.8%        (8,900)     (0.5%)       16,700       0.8%
                               ---------    -------     ---------    -------     ---------    -------
Actual tax expense and
  effective rate............   $ 161,300       9.9%     $ 210,900      10.7%     $ 234,700      10.9%
                               =========    =======     =========    =======     =========    =======

     Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The following is a summary of these timing differences and the related tax effect of each:

                                                          1995          1994          1993
                                                          ----          ----          ----
    Provision for possible loan losses...............   $ (46,300)    $ (62,300)    $(53,500)
    Pension expense..................................     (31,600)      (61,500)     (17,400)
    Depreciation.....................................      12,400        19,200       23,000
    Tax credits......................................    (123,600)     (183,100)         -0-
    Other............................................      (6,900)       (4,600)      10,800
                                                        ---------     ---------     --------
                                                        $(196,000)    $(292,300)    $(37,100)
                                                        =========     =========     ========

     The significant components of the Company's deferred tax liabilities and assets at December 31, 1995 and 1994 are as follows:

                                                                         1995           1994
                                                                         ----           ----
Deferred tax liabilities:
     Depreciation..................................................   $  130,600     $  118,800
     Deferred loan fees, net.......................................      130,100        149,000
     Unrealized gains on securities available for sale.............      199,000            -0-
                                                                      ----------     ----------
          Total deferred tax liabilities...........................   $  459,700     $  267,800
                                                                      ----------     ----------
Deferred tax assets:
     Provision for possible loan losses............................   $  547,800     $  501,500
     Pension expense...............................................      210,300        178,800
     Non-accrual loan interest.....................................       14,700         26,700
     Unrealized losses on securities available for sale............          -0-        904,500
     Tax credits...................................................      306,700        183,100
     Other.........................................................       26,900         27,300
                                                                      ----------     ----------
          Total deferred tax assets................................   $1,106,400     $1,821,900
                                                                      ----------     ----------
          Net deferred tax assets..................................   $  646,700     $1,554,100
                                                                      ==========     ==========

     At December 31, 1995, the Company had approximately $169,000 of low income housing tax credit available for carryforward, with $65,800 expiring in 2009 and $103,200 in 2010. In addition, the Company had $137,800 in alternative minimum tax credits available for carryforward.

     As required by SFAS No. 109, the Company has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is more likely than not that the deferred tax asset of $1,106,400 will be principally realized through future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income and tax planning strategies. The Company's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on a history of growth in earnings and prospects for continued growth. Management believes that future taxable income will be sufficient to realize the benefits of temporary deductible differences that cannot be realized through the reversal of future temporary taxable differences. The Company will continue to review the tax criteria related to the recognition of deferred tax assets on a regular basis.

NOTE 11: EMPLOYEE BENEFIT PLANS

     The Company has a noncontributory target benefit pension plan covering all employees who meet the eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of continuous service. Contributions are determined by a formula specified in the target benefit plan based on a participant's annual compensation and years of service. Plan assets are primarily U.S. Treasury and agency securities, corporate notes and bonds, listed common stocks and cash surrender value of life insurance.

     Contributions to the Company's target benefit plan included in the consolidated statements of income was $199,500 for 1995, $176,500 for 1994 and $195,200 for 1993.

     The Company also maintains a non-qualified deferred compensation plan (the plan) for certain employees. To participate in the plan, these employees must have completed at least twelve consecutive months of service with the Company. The plan provides payments from the participant's "account", payable at age sixty-two, or upon the participant's retirement from the Company, whichever is later, or upon the participant's death or becoming totally disabled. Payments are to be made from the participant's account in equal quarterly installments over a period of ten years, or the participant may elect to receive the payment in a lump sum.

     Annually, the Company's Board of Directors determines whether participants' accounts will receive contributions. The final amount of contributions to be received is based on a formula specified in the plan.

Contributions to this plan included in the consolidated statements of income was $61,800 for 1995, $61,700 for 1994 and $38,800 for 1993.

     The assets available and liabilities expected under this plan totaled $628,200 and $552,000 at December 31, 1995 and 1994, respectively, and are included as other assets and other liabilities on the consolidated balance sheet.

NOTE 12: LEASE COMMITMENTS

     As of December 31, 1995, the Company is obligated under non-cancelable leases, principally for banking premises and equipment with expiration dates through 2004. These leases are classified as operating leases.

     At December 31, 1995, the minimum future lease payments under operating leases are as follows:

            1996....................................................    $ 90,400
            1997....................................................      85,300
            1998....................................................      73,900
            1999....................................................      63,900
            2000....................................................      50,300
            Thereafter..............................................      62,800
                                                                        --------
            Total minimum payments..................................    $426,600
                                                                        ========

     In addition to the amounts set forth above, certain of the leases require payments by the Company for taxes, insurance and maintenance.

     The accompanying consolidated statements of income include rent expense of $73,300 for 1995, $60,700 for 1994 and $105,500 for 1993.

NOTE 13: COMMITMENTS AND CONTINGENT LIABILITIES

     a. Financial instruments with off-balance-sheet risk:

     The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments and standby letters of credit involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

     Commitments to extend credit represent the Company's obligation to fund commercial and real estate loans, including home equity lines, lines of credit, revolving lines of credit and other types of commitments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterpart. Collateral held varies, but may include accounts receivable, inventory and property, plant and equipment for those commitments for which collateral is deemed necessary.

     Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers. Letters of credit are issued both on an unsecured and secured basis. Collateral securing these types of transactions is similar to collateral securing the Company's commercial loans.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

     The face amounts of financial instruments with off-balance-sheet risk at December 31, 1995 and 1994 were as follows:

                                                               1995            1994
                                                               ----            ----
        Loan commitments to extend credit................   $23,040,200     $24,682,300
        Standby letters of credit........................       926,300       1,658,300

     b. Concentrations of credit risk:

     Most of the Company's loans, commitments to extend credit, and standby letters of credit have been granted to customers located within its primary market area, an area that generally includes the counties of Cambria, Somerset, Westmoreland and Indiana. The distribution of commitments to extend credit was directed primarily to commercial borrowers and those secured by real estate. Standby letters of credit were granted primarily to commercial borrowers. No specific industry concentration exceeded 10 percent of total potential exposure.

     c. Other Commitment:

     At December 31, 1995, as part of its investment in limited partnerships, the Company is required to make the following annual capital contributions:

            1996......................................................   $140,600
            1997......................................................    140,600
            1998......................................................    140,600
            1999......................................................    140,600
            2000......................................................    140,600
            Thereafter................................................    274,200

     d. Contingencies:

     Due to the nature of its activities, the Company is at various times engaged in legal proceedings which arise in the normal course of business. While it is difficult to predict or determine the outcome of these proceedings, it is the opinion of management that the ultimate liability, if any, will not materially affect the Company's financial position.

NOTE 14: PREFERRED STOCK

     In July 1992, the Company issued 15,000 shares of Series A $8.00 cumulative convertible non-voting preferred stock (Series A Preferred Stock). An annual dividend of $8.00 per share, payable quarterly on the last day of March, June, September and December, commenced September 30, 1992. Cash dividends on the Series A preferred stock was cumulative from date of issue. Dividends on Series A preferred stock must be paid or set apart for payment before any dividends may be paid or set apart for payment on the common stock. Each share of the Series A preferred stock is convertible at any time into 5.5 shares of the Company's common stock. 1,000 shares of preferred stock was converted into 5,500 shares of common stock for the year ending December 31, 1995. There were no shares converted for the years ending December 31, 1994 and 1993. The Company may redeem the Series A preferred stock, in whole or in part, at the following prices plus accrued dividends, if any, if redeemed during the twelve month period beginning August 1, in each of the following years:

                                                                         REDEMPTION
            YEAR                                                           PRICE
            ----                                                           -----
            1992......................................................   $ 104.00
            1993......................................................     103.00
            1994......................................................     102.00
            1995......................................................     101.00
            1996......................................................     100.00

     Any holder of Series A preferred stock who has not redeemed or converted his shares as of July 31, 1997 must, on that date, convert such shares of preferred stock into common stock of the corporation at the conversion rate then in effect as stated above.

     The liquidation preference is $100.00 per share, together with accrued dividends, if involuntary; the redemption price then in effect, together with accrued dividends, if voluntary. The preferred stock ranks senior to the common stock in respect of liquidation rights.

     As of December 31, 1995, the Company has reserved 77,000 shares of authorized and unissued common stock for the conversion of preferred stock.

NOTE 15: EMPLOYEE STOCK OWNERSHIP PLAN

     The Company has an employee stock ownership plan for the benefit of all eligible employees. The purpose of the plan is to enable full-time employees who are at least 21 years of age and have been employed for at least one year to acquire stock ownership in the Company. Contributions to the plan are determined by the Board of Directors. The Company may contribute cash or shares of company stock to the plan. Employees may also make contributions to the plan by electing to defer between 1-15% of their current compensation or through voluntary contributions. The Company will provide a matching contribution of 25% of an employee contribution in the plan up to 4% of compensation for those electing the deferral option for the years ended December 31, 1995 and 1994.

     The Company's contribution to the plan was $143,200 in 1995, $142,200 in 1994 and $142,200 in 1993. Contributions to the plan are included in pension and other employee benefits in the consolidated statements of income.

     In the event a terminated plan participant desires to sell his or her shares of the Company's stock, or for certain employees who elect to diversify their account balances, the Company may decide to purchase the shares from the participant at their fair market value. At December 31, 1995 and 1994 the Plan held 45,556 shares and 35,985 shares, respectively, all of which have been allocated to Plan participants. The fair market value of those shares totaled $1,685,600 and $863,600 as of December 31, 1995 and 1994, respectively. During the years ended December 31, 1995, 1994 and 1993, no stock was purchased by the Company from Plan participants. Dividends paid on the Plan shares are recorded as a reduction of retained earnings.

NOTE 16: DIVIDEND REINVESTMENT PLAN

     A dividend reinvestment plan (the Plan) was adopted by the Company's Board of Directors on April 9, 1991. The purpose of this plan is to provide shareholders with a convenient and economical method of increasing their equity ownership in the Company without payment of any brokerage commission, service charge or other similar expense. A participant in the plan may elect to reinvest dividends on all of his shares of common stock. The price of shares purchased by a participant in the plan will be at fair market value. A participant may withdraw from the plan at any time. 75,000 shares of Company stock has been reserved for the plan. At the discretion of the Company's Board of Directors, shares reserved for the plan may be provided from authorized but unissued shares or shares bought in the open market. At December 31, 1995, the Company had 74,772 unissued reserved shares available under the plan.

NOTE 17: PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

     The condensed balance sheets as of December 31, 1995 and 1994, and statements of income and cash flows for each of the three years in the period ended December 31, 1995 of Moxham Bank Corporation are presented below.

                                 BALANCE SHEETS

                                                                       1995            1994
                                                                       ----            ----
ASSETS:
     Cash........................................................   $   169,000     $   189,300
     Investment in banking subsidiaries..........................    20,030,700      17,089,700
     Investment in non-banking subsidiary........................       287,000         196,200
     Advances to non-banking subsidiary..........................        62,500         238,400
     Other assets................................................       250,100         116,700
                                                                    -----------     -----------
          Total Assets...........................................   $20,799,300     $17,830,300
                                                                    ===========     ===========
LIABILITIES:
     Capital subordinate note....................................   $   715,000     $   845,000
     Other Liabilities...........................................         6,400          10,800
                                                                    -----------     -----------
          Total Liabilities......................................   $   721,400     $   855,800
                                                                    -----------     -----------
STOCKHOLDERS' EQUITY:
     Preferred Stock.............................................   $ 1,377,700     $ 1,476,100
     Capital Stock...............................................     1,807,700       1,777,600
     Surplus.....................................................     3,750,600       3,481,500
     Retained Earnings...........................................    12,779,700      11,995,100
     Unrealized gain (loss) on securities available for sale,
      net........................................................       362,200      (1,755,800)
                                                                    -----------     -----------
          TOTAL STOCKHOLDER' EQUITY..............................   $20,077,900     $16,974,500
                                                                    -----------     -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.......................   $20,799,300     $17,830,300
                                                                    ===========     ===========

                              STATEMENTS OF INCOME

                                                            1995           1994           1993
                                                            ----           ----           ----
Dividends from subsidiaries...........................   $  930,000     $  864,000     $1,357,900
Interest Expense......................................       67,400         63,500         61,300
Operating Expense.....................................      501,300        492,100        577,600
                                                         ----------     ----------     ----------
Income before income tax credit and equity in
  undistributed income of subsidiaries................   $  361,300     $  308,400     $  719,000
Income tax benefit....................................      199,600        188,900        213,900
                                                         ----------     ----------     ----------
Income before equity in undistributed income of
  subsidiaries........................................   $  560,900     $  497,300     $  932,900
Equity in undistributed income of subsidiaries........      913,800      1,255,900        968,500
                                                         ----------     ----------     ----------
Net Income............................................   $1,474,700     $1,753,200     $1,901,400
                                                         ==========     ==========     ==========

                            STATEMENTS OF CASH FLOWS

                                                           1995           1994            1993
                                                           ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income......................................   $1,474,700     $ 1,753,200     $1,901,400
     Adjustments to reconcile net income to net cash
       provided by operating activities:
          Equity in undistributed income of
            subsidiaries.............................     (913,800)     (1,255,900)      (968,500)
          Provision for deferred income taxes........     (125,100)        (78,500)         3,100
          Decrease (increase) in other assets........       (8,300)        122,100        (94,100)
          Increase (decrease) in other liabilities...       (4,500)       (111,600)        (5,700)
                                                        ----------     -----------     ----------
               Net cash provided by operating
                 activities..........................   $  423,000     $   429,300     $  836,200
                                                        ----------     -----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Repayments from (advances to) subsidiaries,
       net...........................................   $  175,900     $    33,600     $ (242,200)
                                                        ----------     -----------     ----------
               Net cash provided by (used in)
                 investing activities................   $  175,900     $    33,600     $ (242,200)
                                                        ----------     -----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Payments on subordinated capital note...........   $ (130,000)    $  (130,000)    $ (130,000)
     Proceeds from sale of stock--common.............      200,800         184,400        200,000
     Preferred stock cash dividends paid.............     (116,000)       (120,000)      (120,000)
     Common stock cash dividends paid................     (574,000)       (518,300)      (494,100)
                                                        ----------     -----------     ----------
               Net cash provided by (used in)
                 financing activities................   $ (619,200)    $  (583,900)    $ (544,100)
                                                        ----------     -----------     ----------
Increase (decrease) in cash..........................   $  (20,300)    $  (121,000)    $   49,900
Cash at beginning of year............................      189,300         310,300        260,400
                                                        ----------     -----------     ----------
Cash at end of year..................................   $  169,000     $   189,300     $  310,300
                                                        ==========     ===========     ==========

                                                                1995         1994         1993
                                                                ----         ----         ----
Supplemental Disclosures of Cash Flow Information:
     Cash paid during the year for:
          Interest on subordinated capital note and
            long-term debt.................................   $ 67,400     $ 63,500     $ 61,300
          Federal income taxes paid (net of refunds).......    323,700      343,800      474,900

     The Company's subsidiary banks are subject to legal limitations on the amount of dividends that can be paid to the parent company. The approval of the Comptroller of the Currency is required for a national bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's retained net profits for that year combined with its retained net profits for the preceding two calendar years. At December 31, 1995, the subsidiary banks could pay an additional $2,891,600 in cash dividends to the parent company. In addition, the Federal Reserve Act requires that extensions of credit by the Company's subsidiary banks to certain affiliates, including the Company, be secured by specified assets. Further, such extensions of credit are limited to 10% of the subsidiary bank's capital and surplus and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

     Federal regulatory agencies have adopted various capital standards for financial institutions, including risk-based capital standards. The primary objectives of the risk-based capital framework are to provide a more consistent system for comparing capital positions of financial institutions and to take into account the different risks among financial institutions' assets and off-balance-sheet items.

     Risk-based capital standards have been supplemented with requirements for a minimum Tier 1 capital to assets ratio (leverage ratio). In addition, regulatory agencies consider the published capital levels as minimum levels and may require a Financial Institution to maintain capital at higher levels.

     A comparison of the Company's capital as of December 31, 1995 with the minimum requirements is presented below:

                                                                     REQUIREMENTS
                                                                  ------------------
                                                                  ACTUAL     MINIMUM
                                                                  ------     -------
        Leverage Ratio.........................................    7.53 %      3.00%
        Risk Based Capital:
             Tier 1 or core capital............................   11.27 %      4.00%
             Tier 2 or total capital...........................   13.78 %      8.00%

NOTE 18: DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and the methodologies in absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Cash and short-term investments: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate their fair values.

     Investment securities (including mortgage-backed securities): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

     Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (primarily commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are determined using estimated future cash flows, discounted at the interest rates currently being offered for loans with similar terms to borrowers with similar credit quality.

     Deposit liabilities: The fair values of demand deposits, savings accounts and money market deposits equal their carrying amounts which represents the amount payable on demand. The carrying amounts for variable-rate time deposits and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate time deposits and certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Short-term borrowings: The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values.

     Long-term borrowings: The fair values of the Company's long-term borrowings (other than deposits) are estimated using rates currently available to the Company for debt with similar terms and remaining maturities.

     Commitments to extend credit and standby letters of credit: The fair value of commitments and letters of credit is insignificant and are generally priced at market at the time of funding.

     The estimated fair values of the Company's financial instruments are as follows:

                                            DECEMBER 31, 1995                DECEMBER 31, 1994
                                       ----------------------------     ----------------------------
                                         CARRYING          FAIR           CARRYING          FAIR
                                          AMOUNT          VALUE            AMOUNT          VALUE
                                         --------         -----           --------         -----
Financial Assets:
     Cash and short-term
       investments..................   $  9,231,200    $  9,231,200     $  9,799,900    $  9,799,900
     Federal funds sold.............      8,665,000       8,665,000               --              --
     Investment securities..........     59,513,500      60,074,700       64,686,700      62,026,400
     Loans, net.....................    152,436,400     155,708,000      148,371,500     153,558,000
Financial Liabilities:
     Deposits.......................    217,605,300     214,497,000      199,760,000     197,162,800
     Short term borrowings..........        100,000         100,000       12,060,000      12,060,000
     Subordinated capital note......        715,000         715,000          845,000         845,000

NOTE 19: RECLASSIFICATIONS

     For comparative purposes, reclassifications have been made to certain amounts previously reported in the consolidated financial statements.

NOTE 20: SUBSEQUENT EVENTS

  a. Merger

     The Company and BT Financial Corporation ("BTFC") announced on January 11, 1996, that they have reached a definitive merger agreement effective January 12, 1996, pursuant to which the Company's two banks, Moxham and Garrett would merge into BTFC's largest affiliate, Johnstown Bank and Trust Company. The definitive agreement provides for the payment to the Company's common and preferred stockholders at the closing of the merger 1.15 and 6.325 shares of BTFC's common stock, respectively, for each company share outstanding. The purchase is expected to be accounted for as a pooling of interests. The transaction is subject to regulatory approvals and to the approvals of the stockholders of the Company and BT Financial Corporation.

  b. Branch Disposition

     On February 1, 1996, Moxham and NBOC Bank ("NBOC") of Indiana, Pennsylvania entered into a purchase and assumption agreement (the "Branch Agreement"), pursuant to which Moxham agreed to sell certain assets and assign certain liabilities of the Moxham Branch office located in Delmont, Pennsylvania. Pursuant to the Branch Agreement, and subject to certain conditions set forth therein, Moxham will:

     (i) Assign certain deposit liabilities and a real estate lease relating to the Branch (total deposits were approximately $7,940,000 at December 31, 1995);

     (ii) Sell furniture, fixtures and equipment owned or leased at the Branch;

     (iii) Assign contracts that relate to the operation of the Branch; and

     (iv) Sell the vault, teller and ATM cash

     The consummation of the Branch disposition is contingent upon, among other things, receipt of all necessary regulatory approvals.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Armstrong County Trust Company

We have audited the accompanying balance sheet of Armstrong County Trust Company as of December 31, 1995, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Armstrong County Trust Company as of December 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

As explained in the notes to the financial statements, effective January 1, 1995, the Bank changed its method of accounting for impaired loans and related credit loss reserves and effective January 1, 1994, changed its method of accounting for investment securities.

S.R. Snodgrass
Wexford, PA
February 16, 1996

                         ARMSTRONG COUNTY TRUST COMPANY
                                 BALANCE SHEET

                                                                                DECEMBER 31,
                                                                                    1995
                                                                                    ----
ASSETS
Cash and due from banks......................................................   $ 1,426,834
Federal funds sold...........................................................            --
Securities available for sale................................................    36,929,936
Investment securities (market value of $1,359,516)...........................     1,355,000
                                                                                -----------
          Total investment securities........................................    38,284,936
Loans (net of unearned income of $212,955)...................................    11,055,188
Less allowance for loan losses...............................................       150,474
                                                                                -----------
          Net loans..........................................................    10,904,714
Premises and equipment.......................................................       312,535
Accrued interest and other assets............................................       613,540
                                                                                -----------
          TOTAL ASSETS.......................................................   $51,542,559
                                                                                ===========
LIABILITIES
Deposits:
     Noninterest-bearing demand..............................................   $ 4,921,012
     Money market............................................................     3,405,305
     Savings.................................................................     9,513,030
     Time....................................................................    20,823,328
                                                                                -----------
          Total deposits.....................................................    38,662,675
Short-term borrowings........................................................     4,000,000
Accrued interest and other liabilities.......................................       509,177
                                                                                -----------
          TOTAL LIABILITIES..................................................    43,171,852
                                                                                -----------
STOCKHOLDERS' EQUITY
Common stock, par value $50; 8,000 shares issued and outstanding.............       400,000
Capital surplus..............................................................       850,000
Retained earnings............................................................     6,648,366
Net unrealized gain on securities............................................       472,341
                                                                                -----------
          TOTAL STOCKHOLDERS' EQUITY.........................................     8,370,707
                                                                                -----------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.........................   $51,542,559
                                                                                ===========

     See accompanying notes to the financial statements.

                         ARMSTRONG COUNTY TRUST COMPANY
                              STATEMENT OF INCOME

                                                                       YEAR ENDED DECEMBER 31,
                                                                      -------------------------
                                                                         1995           1994
                                                                         ----           ----
                                                                                     (UNAUDITED)
INTEREST INCOME
     Interest and fees on loans....................................   $  840,730     $  658,636
     Federal funds sold............................................        7,368         58,624
     Investment securities:
          Taxable interest.........................................    2,132,098      1,669,381
          Tax exempt interest......................................      304,388        176,125
                                                                      ----------     ----------
               Total interest income...............................    3,284,584      2,562,766
                                                                      ----------     ----------
INTEREST EXPENSE
     Deposits......................................................    1,358,466        853,283
     Short-term borrowings.........................................      126,257          2,350
                                                                      ----------     ----------
               Total interest expense..............................    1,484,723        855,633
                                                                      ----------     ----------
NET INTEREST INCOME................................................    1,799,861      1,707,133
Provision for loan losses..........................................       37,500             --
                                                                      ----------     ----------
NET INTEREST INCOME AFTER PROVISIONS FOR LOAN LOSSES...............    1,762,361      1,707,133
                                                                      ----------     ----------
NONINTEREST INCOME
     Service charges and fees......................................       30,890         17,329
     Investment securities gains, net..............................      193,854         36,865
     Other income..................................................       21,060         25,343
                                                                      ----------     ----------
               Total noninterest income............................      245,804         79,537
                                                                      ----------     ----------
NONINTEREST EXPENSE
     Salaries and employee benefits................................      473,932        422,158
     Occupancy expense.............................................       83,911         76,573
     Equipment expense.............................................       45,975         25,248
     Federal deposit insurance.....................................       37,976         64,380
     Other expense.................................................      529,135        386,991
                                                                      ----------     ----------
               Total noninterest expense...........................    1,170,929        975,350
                                                                      ----------     ----------
Income before income taxes.........................................      837,236        811,320
Income taxes.......................................................      190,000        230,006
                                                                      ----------     ----------
NET INCOME.........................................................   $  647,235     $  581,314
                                                                      ==========     ==========
EARNINGS PER SHARE.................................................   $    80.90     $    72.66
AVERAGE SHARES OUTSTANDING.........................................        8,000          8,000

     See accompanying notes to the financial statements.

                         ARMSTRONG COUNTY TRUST COMPANY
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                         NET UNREALIZED
                                    COMMON     CAPITAL      RETAINED      GAIN (LOSS)
                                    STOCK      SURPLUS      EARNINGS     ON SECURITIES        TOTAL
                                    -----      -------      --------     -------------        -----
Balance, December 31, 1993, as
  previously reported
  (unaudited)...................   $400,000    $850,000    $6,247,056     $         --     $ 7,497,056
Prior period adjustment, (see
  Note 2).......................                              104,760                          104,760
                                   --------    --------    ----------     ------------     -----------
Balance, December 31, 1993, as
  restated (unaudited)..........    400,000     850,000     6,351,816               --       7,601,816
Initial net unrealized gain on
  securities....................                                               794,587         794,587
Net income......................                              581,314                          581,314
Cash dividends declared
  ($55.75 per share)............                             (446,000)                        (446,000)
Net unrealized loss on
  securities....................                                            (1,514,962)     (1,514,962)
                                   --------    --------    ----------     ------------     -----------
Balance, December 31, 1994
  (unaudited)...................    400,000     850,000     6,487,130         (720,375)      7,016,755
Net income......................                              647,236                          647,236
Cash dividends declared
  ($60.75 per share)............                             (486,000)                        (486,000)
Net unrealized gain on
  securities....................                                             1,192,716       1,192,716
                                   --------    --------    ----------     ------------     -----------
Balance, December 31, 1995......   $400,000    $850,000    $6,648,366     $    472,341     $ 8,370,707
                                   ========    ========    ==========     ============     ===========

See accompanying notes to the financial statements.

                         ARMSTRONG COUNTY TRUST COMPANY
                            STATEMENT OF CASH FLOWS

                                                                     YEAR ENDED DECEMBER 31,
                                                                  -----------------------------
                                                                      1995             1994
                                                                      ----             ----
OPERATING ACTIVITIES
Net income.....................................................   $    647,236     $    581,314
Adjustments to reconcile net income to net cash provided
  by operating activities:
     Provision for loan losses.................................         37,500               --
     Depreciation and amortization, net........................        352,549           97,002
     Deferred income taxes.....................................        (20,445)           1,432
     Investment securities gains, net..........................       (193,854)         (36,865)
     Decrease (increase) in accrued interest receivable........       (127,386)          65,260
     Increase in accrued interest payable......................         26,170           57,977
     Other, net................................................        (14,604)         121,982
                                                                  ------------     ------------
          Net cash provided by operating activities............        707,166          888,102
                                                                  ------------     ------------
INVESTING ACTIVITIES
Securities available for sale:
     Proceeds from sales.......................................     26,067,114       23,738,443
     Proceeds from maturities or paydown.......................      3,650,928        1,297,251
     Purchases of securities...................................    (37,699,187)     (31,602,717)
Investment securities held to maturity:
     Proceeds from maturities or paydown.......................        570,000          763,000
     Purchases of securities...................................       (350,000)        (447,845)
Net loan originations..........................................     (1,959,675)      (2,682,944)
Purchases of premises and equipment............................       (262,139)        (159,078)
Other, net.....................................................           (106)           8,701
                                                                  ------------     ------------
     Net cash used for investing activities....................     (9,983,065)      (9,085,189)
                                                                  ------------     ------------
FINANCING ACTIVITIES
Net increase in deposits.......................................      5,316,179        2,100,815
Increase in other borrowings...................................      4,000,000               --
Cash dividends paid............................................       (606,000)        (446,000)
                                                                  ------------     ------------
     Net cash provided by financing activities.................      8,710,179        1,654,815
                                                                  ------------     ------------
     Decrease in cash and cash equivalents.....................       (565,720)      (6,542,272)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.................      1,992,554        8,534,826
                                                                  ------------     ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR.......................   $  1,426,834     $  1,992,554
                                                                  ============     ============

See accompanying notes to the financial statements.

                         ARMSTRONG COUNTY TRUST COMPANY

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1995

                  (ALL DATA RELATED TO DECEMBER 31, 1994, AND
                THE YEAR ENDED DECEMBER 31, 1994, IS UNAUDITED.)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     Armstrong County Trust Company (Bank) is a state-chartered bank located in Kittanning, Pennsylvania. The Bank's principal sources of revenue emanate from its interest earnings on its investment securities portfolio, its portfolio of residential real estate, commercial and consumer loans, as well as a variety of deposit services offered to its customers. The Bank is subject to regulation and supervision by the FDIC and the Pennsylvania Department of Banking.

     The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for the period. Actual results could differ significantly from estimates.

     A summary of significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

  Investment Securities

     The Bank has classified investment securities into held to maturity and available for sale classifications. Debt securities acquired with the intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount which are computed using the interest method and recognized as adjustments of interest income. Certain other debt securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available for sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized security gains and losses are computed using the specific identification method. Interest and dividends on investment securities are recognized as income when earned.

  Loans

     Loans are reported at their principal amount net of unearned income and the allowance for loan losses. Interest from certain types of installment loans is recognized as income over their lives using methods of amortization which approximate a level yield related to the principal amounts. Interest on all other loans, including certain types of installment loans is recognized as income when earned on the accrual method. Accrual of interest is discontinued when, in the opinion of management, reasonable doubt exists as to the collectibility of additional interest. Loans are returned to accrual status when past due interest is collected, and the collection of principal is probable.

  Allowance for Loan Losses

     Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." Under these standards, the Bank estimates credit losses on impaired loans based on the present value of expected cash flows or the fair value of the underlying collateral if the loan repayment is expected to come from the sale or operation of such collateral. Prior to 1995, the credit losses related to these loans were estimated based on undiscounted cash flows or the fair value of the underlying collateral.

     Statement 118 amends Statement 114 to permit a creditor to use existing methods for recognizing interest income on impaired loans eliminating the income recognition provisions of Statement 114. The adoption of Statements 114 and 118 have no material effect on the Bank's financial position or results of operations.

     The allowance for loan losses represents the amount which management estimates is adequate to provide for potential losses in its portfolio. The Bank uses the allowance method in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses which is charged to operations. The provision is based upon management's periodic evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, the impact of economic conditions on borrowers, and other relevant factors. This evaluation is inherently subjective as it requires material estimates which may be susceptible to significant change in the near-term.

  Premises and Equipment

     Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

  Income Taxes

     Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income tax expense or benefit are based on the changes in the deferred tax asset or liability from period to period.

  Earnings Per Share

     Earnings per share are calculated using the weighted average number of shares outstanding for the periods.

  Cash Flow Information

     The Bank has defined cash and cash equivalents as those amounts included in the balance sheet captions cash and due from banks and federal funds sold.

                                                                        1995         1994
                                                                        ----         ----
    Cash paid during the year for:
    Interest on deposits and borrowings...........................   $1,458,553    $797,656
    Income taxes..................................................      270,457     260,000

  Reclassification of Comparative Amounts

     Certain comparative amounts for the prior year have been reclassified to conform to current year classifications.

2. RESTATEMENT

     Retained earnings have been retroactively restated as of December 31, 1993, for $104,760, to correct an error in recording the initial cumulative effect of the adoption of Statement of Financial Accounting Standards No. 109. The net effect on reported net income for 1993 was an increase of $104,760 or $13.10 per share.

3. INVESTMENT SECURITIES

     Under adoption of Statement 115, the Bank initially transferred from the investment securities portfolio to the investment securities available for sale classification securities with an amortized cost of $21,651,919 and an estimated market value of $22,855,839. This resulted in an increase to stockholders' equity of $794,587 net of related federal income taxes.

     The amortized cost and estimated market values of investment securities at December 31, 1995, are as follows:

                                                               GROSS         GROSS        ESTIMATED
                                              AMORTIZED      UNREALIZED    UNREALIZED      MARKET
                                                COST           GAINS         LOSSES         VALUE
                                                ----           -----         ------         -----
AVAILABLE FOR SALE
U.S. Government corporations and
  agencies................................   $20,752,058      $397,949      $(3,991)     $21,146,016
Obligations of states and political
  subdivisions............................     1,615,418        79,080           --        1,694,498
Mortgage-backed securities................    13,430,091       242,631           --       13,672,722
                                             -----------      --------      -------      -----------
     Total debt securities................    35,797,567       719,660       (3,991)      36,513,236
Equity securities.........................       416,700            --           --          416,700
                                             -----------      --------      -------      -----------
     Total................................   $36,214,267      $719,660      $(3,991)     $36,929,936
                                              ==========      ========      =======      ===========
HELD TO MATURITY
Obligations of states and political
  subdivisions............................   $ 1,355,000      $   5,440     $   (924)    $ 1,359,516
                                             ===========      =========     ========     ===========

     The amortized cost and estimated market values of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                 AVAILABLE FOR SALE              HELD TO MATURITY
                                            ----------------------------    ---------------------------
                                             AMORTIZED       ESTIMATED      AMORTIZED       ESTIMATED
                                               COST        MARKET VALUE        COST       MARKET VALUE
                                               ----        ------------        ----       ------------
Due in one year or less..................   $ 1,000,000     $ 1,004,063     $  245,000     $   245,650
Due after one year through five years....       500,000         511,406      1,010,000       1,011,652
Due after five years through ten years...    16,752,059      17,105,001        100,000         102,213
Due after ten years......................     4,115,417       4,220,044             --              --
                                            -----------     -----------     ----------     -----------
                                             22,367,476      22,840,514      1,355,000       1,359,515
Mortgage-backed securities...............    13,430,091      13,672,722             --              --
                                            -----------     -----------     ----------     -----------
     Total...............................   $35,797,567     $36,513,236     $1,355,000     $ 1,359,515
                                            ===========     ===========     ==========     ===========

     Proceeds from the sales of investments in debt securities available for sale and the gross realized gains and losses for the years ended December 31, 1995 and 1994, are as follows:

                                                                     1995           1994
                                                                     ----           ----
    Proceeds from sales........................................   $26,067,114    $23,738,443
    Gross gains................................................       256,716        314,600
    Gross losses...............................................        62,862        277,735

     Investment securities with a carrying value of $3,690,814 at December 31, 1995, were pledged to secure public deposits and other purposes as required by law.

4. LOANS

     Major classifications of loans are summarized as follows:

                                                                                 1995
                                                                                 ----
     Real estate--mortgage.................................................   $ 8,001,204
     Consumer loans to individuals.........................................     2,477,022
     Commercial............................................................       789,917
                                                                              -----------
                                                                               11,268,143
          Less: Unearned discount..........................................       212,955
                Allowance for loan losses..................................       150,474
                                                                              -----------
               Net loans...................................................   $10,904,714
                                                                              ===========

     As of December 31, 1995, aggregate loans of $60,000 or more extended to directors, executive officers, and their affiliates were $506,001. In management's opinion, all of these loans are on substantially the same terms and conditions as loans to other individuals and businesses of comparable creditworthiness. A summary of loan activity during the year is as follows:

     BALANCE                         AMOUNTS           BALANCE
DECEMBER 31, 1994     ADDITIONS     COLLECTED     DECEMBER 31, 1995
- ------------------    ----------    ----------    ------------------
     $320,611          437,000       251,610           $506,001

     The Bank grants consumer, commercial, and residential loans to customers throughout its trade area which is concentrated in Armstrong County, Pennsylvania. Although the Bank has a diversified loan portfolio at December 31, 1995, a substantial portion of its debtors' ability to honor their loan agreements is dependent upon the economic stability of its immediate trade area.

5. ALLOWANCE FOR LOAN LOSSES

     Changes in the allowance for loan losses for the years ended December 31, 1995 and 1994, are as follows:

                                                                     1995           1994
                                                                     ----           ----
    Balance, January 1..........................................   $148,292       $148,267
    Add:
         Provision charged to operations........................     37,500             --
         Recoveries.............................................         --             25
    Less loans charged off......................................     35,318             --
                                                                   --------       --------
    Balance, December 31........................................   $150,474       $148,292
                                                                   ========       ========

6. PREMISES AND EQUIPMENT

     Major classifications of premises and equipment are summarized as follows:

                                                                                   1995
                                                                                   ----
    Land and improvements.....................................................   $ 79,309
    Buildings and improvements................................................    274,832
    Furniture, fixtures and equipment.........................................    640,406
                                                                                 --------
                                                                                  994,547
    Less accumulated depreciation.............................................    682,012
                                                                                 --------
         Total................................................................   $312,535
                                                                                 ========

     Depreciation expense for the years ended December 31, 1995 and 1994, was $46,334 and $19,632 respectively.

7. DEPOSITS

     Time deposits include certificates of deposit in denominations of $100,000 or more. Such deposits aggregated $4,110,685 at December 31, 1995.

8. SHORT-TERM BORROWINGS

     The Bank's short-term borrowings at December 31, 1995, consists solely of Federal Home Loan Bank (FHLB) Flexline credit arrangement. During 1995, short-term borrowings also included federal funds purchased.

                                                                                  1995
                                                                                  ----
    Balance at year end.....................................................   $4,000,000
    Maximum amount outstanding at any month end.............................    4,950,000
    Average balance outstanding during the year.............................    1,922,123
    Weighted average interest rate:
         As of year end.....................................................         6.05%
    Paid during the year....................................................         6.22

     The Flexline credit arrangement with the FHLB is a revolving line of credit and is renewable annually. During 1995, the Bank had a borrowing limit of $4,079,600, with a variable rate of interest based upon the FHLB's cost of funds. Additionally, federal funds purchased represent funds acquired for various funding requirements. Certain obligations of U.S. Government corporations and agencies, mortgage-backed securities, and first mortgage loans are pledged to secure such borrowings.

9. OTHER EXPENSE

     Other expenses for the year ended December 31, 1995 and 1994, consists of the following:

                                                                     1995           1994
                                                                     ----           ----
    Professional fees relating to pending merger................   $142,931       $     --
    Advertising.................................................     71,487         49,715
    Pennsylvania Shares Tax.....................................     41,405         44,961
    Other.......................................................    273,312        292,315
                                                                   --------       --------
                                                                   $529,135       $386,991
                                                                   ========       ========

10. INCOME TAXES

     The provision for income taxes consists of:

                                                                     1995           1994
                                                                     ----           ----
    Current.....................................................   $210,445       $228,574
    Deferred....................................................    (20,445)         1,432
                                                                   --------       --------
    Total.......................................................   $190,000       $230,006
                                                                   ========       ========

     The tax effects of deductible and taxable temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities, respectively, at December 31, 1995, are as follows:

                                                                              1995
                                                                              ----
        Deferred Tax Assets:
          Deferred compensation..........................................   $   9,763
          Allowance for loss on other real estate owned..................      11,900
                                                                            ---------
             Total gross deferred tax assets.............................      21,663
                                                                            ---------
        Deferred Tax Liabilities:
          Premises and equipment.........................................      14,247
          Allowance for loan losses......................................       4,218
          Net unrealized gain on securities..............................     243,328
          Other, net.....................................................         151
                                                                            ---------
             Total gross deferred tax liabilities........................     261,944
                                                                            ---------
             Net deferred tax liability..................................   $(240,281)
                                                                            =========

     The following is a reconciliation of the federal statutory rate and the Bank's effective income tax rate for the years ended December 31, 1995 and 1994:

                                                           1995                       1994
                                                  ----------------------     ----------------------
                                                                  % OF                       % OF
                                                                PRE-TAX                    PRE-TAX
                                                   AMOUNT        INCOME       AMOUNT        INCOME
                                                   ------        ------       ------        ------
Provision at statutory rate...................    $ 284,660        34.0%     $ 275,849       34.0%
Effect of tax free income.....................     (106,455)     (12.7)        (62,629)     (7.7)
Non-deductible interest expense...............       10,016         1.2          5,239        0.6
Other, net....................................        1,779         0.2         11,547        1.5
                                                  ---------     --------     ---------     --------
Actual tax expense and effective rate.........    $ 190,000        22.7%     $ 230,006       28.4%
                                                  =========     =======      =========     =======

11. COMMITMENTS

     In the normal course of business, the Bank makes various commitments which are not reflected in the accompanying financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts, as disclosed. Losses, if any, are charged to the allowance for loan losses. The Bank minimizes its exposure to credit loss under these commitments by subjecting them to credit approval and review procedures and collateral requirements as deemed necessary.

     The off-balance sheet commitments were comprised of the following:

                                                                               1995
                                                                               ----
        Commitments to extend credit......................................   $185,766
        Standby letters of credit.........................................    108,000

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial lines of credit and mortgage loan commitments. The Bank uses the same credit policies in making loan commitments and conditional obligations as it does for on-balance sheet instruments. The Bank evaluates each customer's creditworthiness on a case by case basis. The amount of collateral obtained, as deemed necessary, is based upon management's credit evaluation in compliance with the Bank's lending policy guidelines. Customers use credit commitments to ensure that funds will be available for working capital purposes and capital expenditures and to ensure access to funds at specified terms and conditions.

     Standby letters of credit obligate the Bank to disburse funds to a third party if the Bank's customer fails to perform under the terms of the agreement with the beneficiary. These instruments are issued primarily to support bid or performance-related contracts. The coverage period for these instruments is typically a one year period with an annual renewal option subject to prior approval by management. The Bank holds collateral for these instruments, as deemed necessary, which are typically Bank deposit instruments or marketable securities.

12. REGULATORY RESTRICTIONS

  Cash and Due From Banks

     Included in cash and due from banks are required federal reserves of $25,000 at December 31, 1995, for facilitating the implementation of monetary policy by the Federal Reserve system. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of cash on hand.

  Dividends

     The Pennsylvania Banking Code restricts the availability of surplus for dividend purposes. At December 31, 1995, capital surplus funds of $850,000 were not available for dividends.

  Capital Requirements (Unaudited)

     The Bank is subject to risk-based capital rules. These guidelines include a common framework for defining elements of capital and a system for relating capital to risk. The minimum total risk-based capital requirement is 8%, of which at least half must be Tier 1 capital. The Tier 1 and total risk-based capital positions of the Bank as of December 31, 1995, as calculated by management, amounted to 70.0% and 71.2%, respectively. Additionally, the general regulatory guidelines establish a minimum ratio of leverage capital to adjusted total assets of 3.00% for top rated financial institutions with less highly rated institutions, or those with higher levels of risk, required to maintain ratios of 100 to 200 basis points above the minimum level. The Bank's ratios under these guidelines, as calculated by management, as of December 31, 1995, is 15.74%.

13. FAIR VALUE DISCLOSURE

     Financial Accounting Standards Board Statement No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosure of the estimated fair value of the financial instruments. Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.

     Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

     If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates which are inherently uncertain, the resulting estimated fair values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in assumptions on which the estimated fair values are based may have a significant impact on the resulting estimated fair values.

     As certain assets, such as deferred tax assets and premises and equipment are not considered financial instruments, the estimated fair value of financial instruments would not represent the full value of the Bank.

     The Bank employed simulation modeling in determining the estimated fair value of financial instruments for which quoted market prices were not available based upon the following assumptions:

  Cash and Due From Banks, Accrued Interest Receivable, Short-Term Borrowings, and Accrued Interest Payable

     The fair value is equal to the current carrying value.

  Investment Securities

     The fair value of securities held as investments is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price of similar securities.

     The fair value of securities available for sale is equal to the current carrying value.

  Loans and Deposits

     The fair value of loans and certificates of deposit are estimated by discounting the future cash flows using a simulation model which estimates future cash flows and constructs discount rates that consider reinvestment opportunities, operating expenses, non-interest income, credit quality, and prepayment risk. Demand accounts, passbooks, and money market deposit accounts are valued at the amount payable on demand as of year end.

  Commitments to Extend Credit and Standby Letters of Credit

     These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment or letter of credit, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments and letters of credit are presented in Note 11.

     The estimated fair values at December 31, 1995, of the Bank's financial instruments are as follows:

                                                                               1995
                                                                 ---------------------------------
                                                                 CARRYING VALUE        FAIR VALUE
                                                                 --------------        -----------
Financial assets:
  Cash and due from banks.....................................     $ 1,426,834         $ 1,426,834
  Securities available for sale...............................      36,929,936          36,929,936
  Investment securities.......................................       1,355,000           1,359,516
  Net loans...................................................      10,904,714          11,021,210
  Accrued interest receivable.................................         597,713             597,713
                                                                   -----------         -----------
     Total....................................................     $51,214,197         $51,335,209
                                                                   ===========         ===========
Financial liabilities:
  Deposits....................................................     $38,662,675         $39,136,570
  Short-term borrowings.......................................       4,000,000           4,000,000
  Accrued interest payable....................................         216,689             216,689
                                                                   -----------         -----------
     Total....................................................     $42,879,364         $43,353,259
                                                                   ===========         ===========

14. AGREEMENT AND PLAN OF REORGANIZATION

     On October 24, 1995, the Bank entered into an Agreement and Plan of Reorganization ("Agreement") with BT Financial Corporation ("BTFC"). The Agreement provides for the Bank to be merged with and into Johnstown Bank and Trust Company, a wholly-owned subsidiary of BTFC. The Agreement is subject to approval of the shareholders of the Bank and the appropriate regulatory agencies. Pursuant to the Agreement, each non-dissenting shareholder will receive 26.5 shares of BTFC common stock and $596.25 in cash, subject to adjustment, for each share of common stock of the Bank.

                                                                         ANNEX A

                      AGREEMENT AND PLAN OF REORGANIZATION
                                 BY AND BETWEEN
                            BT FINANCIAL CORPORATION
                                      AND
                            MOXHAM BANK CORPORATION

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          ----
                                           ARTICLE I
                                          DEFINITIONS
1.1.        Definitions................................................................     A-5
1.2.        Accounting Terms...........................................................     A-7
                                          ARTICLE II
                                          THE MERGER
2.1.        Merger.....................................................................     A-7
2.2.        Conversion of Shares of Moxham Stock.......................................     A-8
2.3.        Articles of Incorporation; By-Laws.........................................     A-8
2.4.        Directors and Officers.....................................................     A-8
2.5.        Closing....................................................................     A-8
2.6.        Exchange of Certificates for Stock and Cash................................     A-9
      (a)   Moxham Stock...............................................................     A-9
      (b)   Failure to Surrender Certificates..........................................     A-9
      (c)   Treasury Shares and Dissenters' Shares.....................................    A-10
2.7.        Termination of this Reorganization Agreement...............................    A-10
2.8.        Confidentiality............................................................    A-11
2.9.        Public Disclosure..........................................................    A-11
                                          ARTICLE III
                                     STOCKHOLDER APPROVAL
3.1.        Moxham Stockholders Meeting................................................    A-11
3.2.        BT Financial Stockholders Meeting..........................................    A-11
                                          ARTICLE IV
                           REPRESENTATIONS, WARRANTIES AND COVENANTS
4.1.        Representations and Warranties of Moxham...................................    A-11
      (a)   Organization and Capitalization............................................    A-11
      (b)   Authority for Transactions.................................................    A-12
      (c)   No Conflicts...............................................................    A-12
      (d)   Consents and Approvals.....................................................    A-12
      (e)   SEC Documents..............................................................    A-12
      (f)   Subsidiaries...............................................................    A-13
      (g)   Absence of Certain Changes or Events.......................................    A-13
      (h)   Certain Changes............................................................    A-13
      (i)   Taxes......................................................................    A-13
      (j)   Compliance with Laws.......................................................    A-14
      (k)   Environmental..............................................................    A-14
      (l)   Insurance..................................................................    A-14
      (m)   ERISA......................................................................    A-14
      (n)   Representations Not Misleading.............................................    A-15
      (o)   Information Supplied.......................................................    A-15
      (p)   Accounting Matters.........................................................    A-15
      (q)   Certain Agreements.........................................................    A-15
      (r)   Agreements with Bank Regulators............................................    A-16
      (s)   Loan Loss Reserve..........................................................    A-16
      (t)   Fidelity Bonds.............................................................    A-16

                                                                                          PAGE
                                                                                          ----
4.2.        Representations and Warranties of BT Financial.............................    A-16
      (a)   Organization and Capitalization............................................    A-16
      (b)   Authority for Transactions.................................................    A-16
      (c)   No Conflicts...............................................................    A-16
      (d)   Consents and Approvals.....................................................    A-17
      (e)   SEC Documents..............................................................    A-17
      (f)   Subsidiaries...............................................................    A-17
      (g)   Absence of Certain Changes or Events.......................................    A-18
      (h)   Representations Not Misleading.............................................    A-18
      (i)   Information Supplied.......................................................    A-18
      (j)   Accounting Matters.........................................................    A-18
      (k)   Employment Matters.........................................................    A-18
4.3.        Covenants of Moxham........................................................    A-18
      (a)   Access to Corporate Records................................................    A-18
      (b)   Financial Statements and Internal Audit Reports............................    A-19
      (c)   Negative Covenants--Conduct of Business....................................    A-19
      (d)   Notice of Changes..........................................................    A-20
      (e)   Acquisition Proposals......................................................    A-20
4.4.        Covenants of Both Parties..................................................    A-20
      (a)   Conduct of Business........................................................    A-20
      (b)   Best Efforts...............................................................    A-21
      (c)   Other Actions..............................................................    A-21
      (d)   Accounting Methods.........................................................    A-21
      (e)   Pooling and Tax-Free Reorganization Treatment..............................    A-21
      (f)   Environmental Studies......................................................    A-21
4.5.        Covenants of BT Financial..................................................    A-22
      (a)   Access to Corporate Records................................................    A-22
      (b)   Financial Statements.......................................................    A-22
      (c)   Notice of Changes..........................................................    A-22
      (d)   Employee Matters...........................................................    A-22
      (e)   Indemnification of Moxham Officers and Directors...........................    A-23
      (f)   Bank Regulatory Applications...............................................    A-23
                                           ARTICLE V
                                     CONDITIONS PRECEDENT
5.1.        Conditions Precedent to the Obligations of BT Financial....................    A-24
      (a)   Performance of Covenants...................................................    A-24
      (b)   Representations True at Closing............................................    A-24
      (c)   Certified Resolutions......................................................    A-24
      (d)   Moxham Shareholder Approval................................................    A-24
      (e)   Government Approvals and Other Consents....................................    A-24
      (f)   No Injunction..............................................................    A-24
      (g)   No Material Misstatements or Omissions.....................................    A-24
      (h)   Changes in Financial Condition.............................................    A-24
      (i)   Registration Statement.....................................................    A-25
      (j)   Opinion of Counsel.........................................................    A-25
      (k)   Fairness Opinion...........................................................    A-25
      (l)   Accounting Opinion.........................................................    A-25
      (m)   BT Financial Shareholder Approval..........................................    A-25
      (n)   Tax Ruling or Opinion......................................................    A-25
      (o)   Dissenters' Shares.........................................................    A-25

                                                                                          PAGE
                                                                                          ----
5.2.        Conditions Precedent to the Obligations of Moxham..........................    A-25
      (a)   Performance of Covenants...................................................    A-25
      (b)   Representations True at Closing............................................    A-25
      (c)   Certified Resolutions......................................................    A-26
      (d)   BT Financial Shareholder Approval..........................................    A-26
      (e)   Government Approvals and Other Consents....................................    A-26
      (f)   No Injunction..............................................................    A-26
      (g)   No Material Misstatements or Omissions.....................................    A-26
      (h)   Changes in Financial Condition.............................................    A-26
      (i)   Registration Statement.....................................................    A-26
      (j)   Opinion of Counsel.........................................................    A-26
      (k)   Fairness Opinion...........................................................    A-26
      (l)   Moxham Shareholder Approval................................................    A-26
      (m)   Tax Ruling or Opinion......................................................    A-27
5.3.        Waivers....................................................................    A-27
                                          ARTICLE VI
                                     BROKERS AND EXPENSES
6.1.        Brokers....................................................................    A-27
6.2.        Expenses...................................................................    A-27
                                          ARTICLE VII
                                         MISCELLANEOUS
7.1.        Further Assurances.........................................................    A-27
7.2.        Survival of Representations, Warranties and Covenants......................    A-27
7.3.        Notices....................................................................    A-28
7.4.        Third Party Beneficiaries..................................................    A-28
7.5.        Binding Effect.............................................................    A-28
7.6.        Headings...................................................................    A-28
7.7.        Counterparts...............................................................    A-28
7.8.        Integration................................................................    A-28
7.9.        Amendments.................................................................    A-29
7.10.       Governing Law..............................................................    A-29
7.11.       Incorporation by Reference.................................................    A-29
Exhibit A..............................................................................    A-30

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION is made and entered into as of the 12th day of January, 1996 (the "Reorganization Agreement"), by and among Moxham Bank Corporation, a business corporation organized and existing under the laws of the Commonwealth of Pennsylvania with its principal office at 540 Central Avenue, Johnstown, Pennsylvania 15902 ("Moxham"), and BT Financial Corporation, a business corporation organized and existing under the laws of the Commonwealth of Pennsylvania with its principal office at 551 Main Street, Johnstown, PA 15901 ("BT Financial").

                                  WITNESSETH:

     WHEREAS, the respective Boards of Directors of Moxham and BT Financial have determined that it would be in the best interests of their respective organizations, stockholders and customers and communities served by them for Moxham to be merged with and into BT Financial (the "Merger") pursuant to this Reorganization Agreement, whereby the stockholders of Moxham will receive shares of common stock of BT Financial in exchange for their shares of common stock of Moxham; and

     WHEREAS, immediately following the Merger, BT Financial shall merge First National Bank of Garrett, a national banking association ("FNB Garrett") and Moxham National Bank, a national banking association ("Moxham Bank"), wholly-owned subsidiaries of Moxham, with and into Johnstown Bank and Trust Company, a Pennsylvania bank and trust company and a wholly-owned subsidiary of BT Financial ("Johnstown Bank"), which shall be the resulting bank (the "Bank Merger"); and

     WHEREAS, the respective Boards of Directors of Moxham and BT Financial have approved the acquisition of Moxham and FNB Garret and Moxham Bank by BT Financial through the proposed merger of Moxham with and into BT Financial upon the terms and conditions set forth in this Reorganization Agreement in accordance with the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants, conditions and actions hereinafter set forth, the parties hereto, each intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     1.1. Definitions. The terms defined in this Section 1.1 shall have the meanings herein specified, unless the context clearly requires otherwise. Other terms used herein are defined elsewhere in this Reorganization Agreement.

     "Articles of Merger" means the Articles of Merger delivered to the Department of State of the Commonwealth of Pennsylvania for filing pursuant to Sections 1921 et seq. of the BCL.

     "BT Financial Common Stock" means the common stock, par value $5 per share, of BT Financial.

     "Bank Holding Company Act" means the Bank Holding Company Act of      , as
amended.

     "Bank Merger" means the merger of FNB Garrett and Moxham Bank with and into Johnstown Bank, with Johnstown Bank as the Resulting Institution.

     "Bank Regulator" means all Federal or state Governmental Entities charged with the supervision or regulation of banks or bank holding companies engaged in the insurance of bank deposits.

     "BCL" means the Pennsylvania Business Corporation Law of 1988, as amended.

     "CERCLA" means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

     "Closing and Closing Date" are defined in Section 2.5.

     "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1986.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Common Exchange Ratio" is defined in Section 2.2.

     "Consents" means all authorizations, consents, orders or approvals of, or declarations of filings with, and all expirations of waiting periods imposed by, any Governmental Entity.

     "Dissenters' Shares" means any shares of Moxham Common Stock or Moxham Preferred Stock in respect of which the holders thereof shall have objected to the Merger and otherwise complied with such of the requirements of Section 1930 of the BCL in order to be entitled to the rights and remedies of dissenting stockholders.

     "DOB" means the Pennsylvania Department of Banking.

     "Environmental Condition" means (x) the presence in surface water, groundwater, drinking water supply, land surface, subsurface strata, above-ground or underground storage tanks or other containers, or ambient air of any pollutant, contaminant, industrial solid waste, polychlorinated biphenyls or Hazardous Substances or (y) any violation of any statute, ordinance, regulation, administrative order, judicial order or decree or other governmental requirement relating to the emission, discharge, deposit, disposal, leaching, migration or release of any Hazardous Substance into the environment or the generation, treatment, storage, transportation or disposal of any Hazardous Substance (i) arising out of or otherwise related to the operations or other activities (including the disposition of such materials or substances) of a company or any of its Subsidiaries, or of any predecessor in title, interest or line of business to such company, conducted or undertaken prior to the Closing, or (ii) existing at or prior to the Closing at the Owned Real Property, any Leased Real Property or any real property securing outstanding loans owed to such company.

     "Effective Time" means the date and time the Articles of Merger are filed with the Secretary of State of the Commonwealth of Pennsylvania pursuant to the provisions of Sections 1921 et seq. of the BCL, which filing shall be made on the Closing Date or such later date and time as may be mutually agreed upon by the Parties and as specified in the Articles of Merger.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "FDIA" means the Federal Deposit Insurance Act.

     "FDIC" means the Federal Deposit Insurance Corporation.

     "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

     "Governmental Entity" means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

     "Hazardous Substance" means any hazardous or toxic or polluting substance or waste, pollutant, contaminant, industrial solid waste, residual waste or special waste, including, but not limited to, any substance, waste or other material included in the definition of "Hazardous Substance" as set forth in
Section 101(14) of CERCLA.

     "Leased Real Property" is defined in Section 4.1(k).

     "Moxham Common Stock" means the common stock, $2 par value per share, of Moxham.

     "Moxham Preferred Stock" means Moxham's Series A $8.00 Cumulative Convertible Non-Voting Preferred Stock.

     "NASD" means the National Association of Securities Dealers, Inc.

     "NASDAQ" means the NASD Automated Quotations System.

     "OCC" means the Office of the Comptroller of the Currency.

     "Owned Real Property" means all real property (including real estate owned or acquired through foreclosure) owned by Moxham or any of its Subsidiaries.

     "Parties" means Moxham and BT Financial in connection with this Reorganization Agreement.

     "PBGC" means the Pension Benefit Guaranty Corporation.

     "Preferred Exchange Ratio" is defined in Section 2.2(a).

     "Prospectus/Proxy Statement" means the Prospectus/Proxy Statement, together with any supplements thereto, to be sent to the stockholders of each of Moxham and BT Financial to solicit their votes in connection with the transactions contemplated by this Reorganization Agreement.

     "Registration Statement" means the registration statement on Form S-4 (or other appropriate form) of BT Financial, including any amendments or supplements thereto, as declared effective by the SEC under the Securities Act with respect to the issuance of BT Financial Common Stock in connection with the Merger and the approval by the stockholders of Moxham and BT Financial of the transactions contemplated by this Reorganization Agreement, which Registration Statement shall include the Prospectus/Proxy Statement.

     "Requisite Regulatory Approvals" means all Consents which are necessary for the consummation of the Merger or Bank Merger, other than immaterial Consents the failure to obtain which would have no material adverse effect on the consummation of the Merger or the Bank Merger or on BT Financial.

     "Resulting Company" means BT Financial after consummation of the Merger.

     "SAIF" means the Savings Association Insurance Fund.

     "SEC" means the United States Securities and Exchange Commission.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Securities Laws" means the Securities Act, the Exchange Act and applicable state "blue sky" securities laws.

     "Service" means the United States Internal Revenue Service.

     "Subsidiary" means any corporation or other entity of which the securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation or other entity are at the time directly or indirectly owned or controlled by a Party.

     "Taxes" means all federal, state and local taxes and similar governmental charges.

     "Transactions" means the negotiation and execution of this Reorganization Agreement, the Merger, the Bank Merger and all related transactions.

     1.2. Accounting Terms. For all purposes of this Reorganization Agreement, unless the context clearly requires otherwise, any accounting term not specifically defined in this Reorganization Agreement shall have the meaning given to it in accordance with generally accepted accounting principles and practices within the financial institutions industry as in effect as of the date of this Reorganization Agreement.

                                   ARTICLE II

                                   THE MERGER

     2.1. Merger.

     (a) Holding Company Merger. Upon satisfaction of the conditions set forth herein, at the Effective Time, Moxham shall merge with and into BT Financial in accordance with the provisions and procedures set forth herein, and BT Financial shall be the Resulting Company. At the Effective Time, the separate corporate existence of Moxham shall cease and BT Financial shall succeed to all the rights, privileges, immunities and franchises, and all the property and assets, real, personal and mixed, of Moxham, without the necessity for any separate conveyance or other transfer. The Resulting Company shall thereafter be responsible and liable for all liabilities and obligations of Moxham of every kind and description, and neither the rights of creditors nor any liens on the property of Moxham shall be impaired by the Merger.

     (b) Bank Merger. After the Effective Time, BT Financial will cause the Bank Merger to occur in accordance with the Bank Plan of Merger attached hereto as Exhibit A.

     2.2. Conversion of Shares of Moxham Stock.

     (a) At the Effective Time,

          (i) each share of Moxham Common Stock then outstanding, except Dissenters' Shares and treasury shares, shall be converted into the right to receive 1.15 shares of BT Financial Common Stock (the "Common Exchange Ratio"), in each case except as set forth in Section 2.2(b) and (c), and

          (ii) each share of Moxham Preferred Stock then outstanding (except Dissenters Shares and treasury shares) shall be converted into the right to receive 6.325 shares of BT Financial Common Stock, (the "Preferred Exchange Ratio") plus accrued but unpaid dividends thereon to the Effective Time, in each case except as set forth in Section 2.2(b) and (c).

     (b) On the Closing Date, by virtue of the Merger, and without any action on the part of the stockholders of Moxham, each of the then issued and outstanding shares of Moxham Common Stock and Moxham Preferred Stock shall cease to exist and shall be deemed canceled, retired and eliminated, and all rights in respect thereof (other than with respect to Dissenters' Shares) shall cease except the herein described rights to receive BT Financial Common Stock, regardless of whether the certificates representing such shares are surrendered to BT Financial by the stockholders of Moxham.

     (c) The Common Exchange Ratio and the Preferred Exchange Ratio shall be adjusted at the Effective Time to reflect any consolidation, split-up, other subdivision or combination of BT Financial Common Stock, any dividend payable in BT Financial Common Stock, or any capital reorganization involving the reclassification of BT Financial Common Stock subsequent to the date of this Reorganization Agreement and prior to such time. BT Financial shall register under the Securities Act all shares of BT Financial Common Stock to be issued in the Merger prior to the Effective Time thereof.

     2.3. Articles of Incorporation; By-Laws. At the Effective Time, the articles of incorporation and bylaws of BT Financial as in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Resulting Company.

     2.4. Directors and Officers.

     (a) The directors and officers of the Resulting Company from and after the Effective Time shall be the directors and officers of BT Financial immediately prior to the Effective Time. In addition, four directors of Moxham designated by Moxham who shall be acceptable to BT Financial shall become directors of BT Financial at the Effective Time to serve for such terms as may be determined by BT Financial consistent with its director retirement policies.

     (b) Immediately after the Bank Merger, Charles T. Evans and seven other directors of Moxham, selected by Moxham prior to the Merger (who may include some of those persons selected to be directors of BT Financial pursuant to clause (a) of this Section 2.4) and acceptable to BT Financial shall be appointed to the Board of Directors of Johnstown Bank, each to serve until the 1997 annual meeting of the stockholders of BT Financial.

     2.5. Closing. The closing hereunder ("Closing") shall take place at the offices of Kirkpatrick & Lockhart LLP, 1500 Oliver Building, Pittsburgh, Pennsylvania 15222, or such other place agreed upon by the Parties, on the closing date selected by the Parties (the "Closing Date") which shall be the latest of:

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

     (a) Any business day between the thirtieth and forty-fifth day following approval of the Merger and the Bank Merger by the Federal Reserve Board, or other applicable federal or state regulatory agency, if all other conditions set forth in Article V have been satisfied or waived; or

     (b) The fifth business day following approval of the Bank Merger by the DOB; or

     (c) The fifth business day after any stay of any approval of the transactions referred to in clause (a) or (b) of this Section 2.5 or any injunction against consummation of such transactions is lifted, discharged or dismissed, if all other conditions set forth in Article V have been satisfied or waived; or

     (d) Such other date as shall be mutually agreed to in writing by the Parties on which all other conditions set forth in Article V shall have been satisfied or waived.

Any Party may postpone the Closing Date once for a reasonable period of time (which shall be no more than thirty (30) days and in no event ending later than the day of automatic termination in accordance with Section 2.7(g)) if necessary to enable it to perform any obligations hereunder; provided, that such Party provides prompt written notice to the other Parties of such postponement, stating the reasons therefor. If either Moxham or BT Financial shall refuse to close because all the conditions precedent to its obligation to close shall not have been met on the Closing Date as postponed, such Party may immediately terminate this Reorganization Agreement by giving written notice of such termination to the other Parties.

     2.6. Exchange of Certificates for Stock and Cash.

     (a) Moxham Stock. After the Effective Time, each holder of a certificate for theretofore outstanding shares of Moxham Common Stock or Moxham Preferred Stock, upon surrender of such certificate to BT Financial or its exchange agent, together with a duly executed and completed letter of transmittal, which shall be mailed to each holder of a certificate for theretofore outstanding shares of Moxham Common Stock or Moxham Preferred Stock by BT Financial or its exchange agent promptly following the Effective Time, shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of BT Financial Common Stock to which such stockholder is entitled as provided in Section 2.2, plus cash (payable by check) in lieu of any fractional share of BT Financial Common Stock to which such holder would otherwise be entitled. Neither certificates nor scrip certificates for fractions of shares of BT Financial Common Stock shall be issued, and holders of Moxham Common Stock or Moxham Preferred Stock who would but for this Section 2.6(a) be entitled to receive fractions of shares of BT Financial Common Stock shall have none of the rights with respect to such fractions of shares (including, without limitation, the right to receive dividends) which a holder shall possess in respect of a full share of BT Financial Common Stock, and each such holder shall receive, in lieu of the applicable fraction of a share of BT Financial Common Stock, a cash payment therefor equal to such fraction of a share of BT Financial Common Stock multiplied by the closing sales price on NASDAQ for a share of BT Financial Common Stock on the Closing Date as reported in The Wall Street Journal, or, if BT Financial Common Stock is not traded on such date, the next preceding day on which such stock is traded. No interest will be paid or accrued on cash payable upon surrender of certificates previously representing Moxham Common Stock.

     (b) Failure to Surrender Certificates. Until surrendered in accordance with the provisions of this Section 2.6, the certificates which immediately prior to the Effective Time represented issued and outstanding shares of Moxham Common Stock or Moxham Preferred Stock (except for certificates representing Dissenters' Shares and treasury shares) shall from and after the Effective Time represent for all purposes only the right to receive BT Financial Common Stock as provided in Section 2.2. Upon surrender of a certificate for theretofore outstanding shares of Moxham Common Stock or Moxham Preferred Stock, there shall be paid to the recordholder of the certificate for shares of BT Financial Common Stock issued in exchange therefor (i) on the date of such exchange, the amount of dividends theretofore accrued and payable with respect to such full shares of BT Financial Common Stock as of any date subsequent to the Effective Time which have not yet been paid to a public official pursuant to abandoned property laws,
(ii) on the date of such exchange cash in an amount equal to the accrued but unpaid dividend in respect of Moxham Preferred Stock represented by certificates therefore surrendered for exchange through the Effective Date, accrued at the dividend rate of the Preferred Stock for the number of days between the last date on which dividends on the

Moxham Preferred Stock shall have been paid and the Effective Date, based on a year of 360 days having months of 30 days each, and (iii) at the appropriate payment date, the amount of dividends with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender. No interest shall be payable with respect to such dividends.

     (c) Treasury Shares and Dissenters' Shares. At the Effective Time, each share of Moxham Common Stock and Moxham Preferred Stock held in treasury shall be canceled, retired and cease to exist and no consideration shall be paid therefor and each Dissenters' Share shall be treated in accordance with Section 1930 of the BCL.

     2.7. Termination of this Reorganization Agreement. This Reorganization Agreement and the transactions contemplated hereby may be terminated:

     (a) at any time prior to the Effective Time by mutual consent in writing of the Parties;

     (b) as provided in Section 2.5;

     (c) by either party in writing on or before the 60th day after the date hereof, if anything has come to the attention of such party in the course of its due diligence investigation of the other party that in such party's reasonable, good faith opinion adversely affects the business, financial condition or results of operations of the other party so that it would be inadvisable for such party to proceed with the transactions contemplated herein; or

     (d) at any time, by either Party hereto in writing, if the applications for prior approval referred to in Section 4.5(f) hereof have been denied, and the time period for appeals and requests for reconsideration has run;

     (e) at any time, by either Party hereto in writing, if the stockholders of either Moxham and BT Financial do not approve the transactions contemplated herein at the respective annual or special meetings duly called for that purpose;

     (f) at any time, by either Party in writing, if such party determines in good faith that any condition precedent to such party's obligations to consummate the Merger and the Bank Merger is or would be impossible to satisfy, provided that the terminating party has given the other party written notice with respect thereto at least 10 days prior to such termination and has given the other party a reasonable opportunity to discuss the matter with a view to achieving a mutually acceptable resolution;

     (g) in any event, automatically on May 30, 1996 if the Merger has not been consummated on or before such date, unless extended by mutual consent of the Parties.

In the event of any termination hereunder, (i) Sections 2.7 and 2.8 and Article VI hereof shall survive any termination; (ii) if BT Financial terminates this Reorganization Agreement under Section 2.5 due to the failure of any condition set forth in Section 5.1(a), (b), (c) or (g), then Moxham shall reimburse BT Financial for attorneys' fees and other expenses reasonably incurred in connection with the Transactions and such failure shall constitute a breach of this Reorganization Agreement and BT Financial shall have all rights available in law and at equity for such breach of contract; (iii) if Moxham terminates this Reorganization Agreement under Section 2.5 due to the failure of any condition set forth in Section 5.2(a), (b), (c) or (g), then BT Financial shall reimburse Moxham for attorneys' fees and other expenses reasonably incurred in connection with the Transactions and such failure shall constitute a breach of this Reorganization Agreement and Moxham shall have all rights available in law and at equity for such breach of contract; (iv) if BT Financial terminates this Reorganization Agreement under Section 2.5 due to the failure of any condition set forth in Section 5.1(h) or (o), then Moxham shall reimburse BT Financial for attorneys' fees and other expenses reasonably incurred in connection with the Transactions (to the extent not already paid by Moxham to BT Financial) and upon payment in full thereof, Moxham shall have no further liability or obligation hereunder to BT Financial; (v) if Moxham terminates this Reorganization Agreement under Section 2.5 due to the failure of any condition set forth in
Section 5.2(h), then BT Financial shall reimburse Moxham for attorneys' fees and other expenses reasonably incurred in connection with the Transactions and, upon payment in full thereof, BT Financial shall have no further liability or obligation hereunder to Moxham; and (vi) if

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

either party terminates for any reason other than those specified in clauses
(ii) through (v) above, then neither Party shall have any further liability to the other.

     2.8. Confidentiality. In connection with the Merger and the Bank Merger, each Party has furnished and will furnish to the officers, pursuant to this Reorganization Agreement or otherwise, confidential information concerning its business and financial condition. Each Party shall, and shall cause its employees, agents, accountants, attorneys and investment advisors to, maintain the confidentiality of such information received from the other Parties and shall not use such information for any purpose except in furtherance of the Merger, the Bank Merger and the other transactions contemplated hereby. In the event of a termination of this Reorganization Agreement, upon request by a Party, the other Party shall return or destroy all copies of written confidential information received from such Party, whether pursuant to this Reorganization Agreement or otherwise, and all documents prepared by them which contain such information.

     2.9. Public Disclosure. Each Party shall consult with the other Party before issuing any press release or making any other public disclosure regarding the proposed Merger, the Bank Merger or the other transactions contemplated hereby and shall not issue any press release or make any other public disclosure prior to such consultations, except as may be required by law or by the rules of NASD in the opinion of counsel. A copy of such press release or public disclosure (or, if not in written form, a written description thereof) shall be provided to the other Party a reasonable period of time prior to the dissemination thereof.

                                  ARTICLE III

                              STOCKHOLDER APPROVAL

     3.1. Moxham Stockholders Meeting. Moxham shall submit this Reorganization Agreement to its stockholders for approval in accordance with the BCL at a meeting duly convened and held on such date as shall be mutually agreed upon by Moxham and BT Financial. In connection with such meeting, Moxham shall furnish the Prospectus/Proxy Statement to its stockholders. The Board of Directors of Moxham shall recommend the proposed Merger to its stockholders and use its best efforts to obtain the affirmative vote of the stockholders of Moxham required to approve the transactions contemplated by this Reorganization Agreement.

     3.2. BT Financial Stockholders Meeting. BT Financial shall submit this Reorganization Agreement to its stockholders for approval in accordance with the BCL at a meeting duly convened and held on such date as shall be mutually agreed upon by BT Financial and Moxham. In connection with such meeting, BT Financial shall furnish the Prospectus/Proxy Statement to its stockholders. The Board of Directors of BT Financial shall recommend the proposed Merger to its stockholders and use its best efforts to obtain the affirmative vote of the stockholders of BT Financial required to approve the transactions contemplated by this Reorganization Agreement.

                                   ARTICLE IV

                   REPRESENTATIONS, WARRANTIES AND COVENANTS

     4.1. Representations and Warranties of Moxham. Moxham represents and warrants to BT Financial as follows:

     (a) Organization and Capitalization. Moxham is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full power and authority to carry on its business as it is now being conducted and to carry out the transactions contemplated by this Reorganization Agreement. The authorized capital stock of Moxham consists of 2,880,000 shares of common stock, $2 par value per share, of which 905,437 shares are issued and outstanding as of the date hereof and no shares are held in the treasury of Moxham, and 250,000 shares of Moxham Preferred Stock, no par value, of which 14,000 shares are issued and outstanding. All issued and outstanding shares of Moxham Common Stock are validly issued, fully paid and nonassessable. There is no subscription, option, warrant, call, right, stock appreciation right or commitment of any kind obligating Moxham to issue any of its stock or to acquire any of

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

its stock under any circumstances or to pay cash on account of stock appreciation except as provided in its articles of incorporation relating to conversion rights of the Moxham Preferred Stock.

     (b) Authority for Transactions. This Reorganization Agreement has been, and the Articles of Merger and the Certificate of Merger, when executed and delivered, will have been, duly and validly authorized, executed and delivered by Moxham, subject only to the approval of the stockholders of Moxham and BT Financial, the DOB and the Federal Reserve Board, and constitutes the valid and binding obligations of Moxham and are and will be enforceable in accordance with their respective terms.

     (c) No Conflicts. Neither the execution, delivery and performance of this Reorganization Agreement by Moxham nor the consummation of the Transactions nor compliance by Moxham with any of the provisions hereof will

          (i) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Moxham or any of its Subsidiaries under any of the terms, conditions or provisions of, (A) the articles of incorporation or bylaws, as amended, of Moxham or any of its Subsidiaries or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Moxham or any of its Subsidiaries is a party or by which either of them is bound or to which any of their respective properties or assets may be subject, or

          (ii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to them or any of their respective properties or assets.

     (d) Consents and Approvals. No consents or approvals of or filings or registrations with any third party or any public body, agency or authority are necessary in connection with the execution and delivery by Moxham of this Reorganization Agreement, its performance of the transactions contemplated hereby and consummation of the transactions contemplated hereby except for

          (i) the filing with any federal or state governmental authority of a Prospectus/Proxy Statement, a Registration Statement and any other applicable securities filings relating to the issuance of BT Financial Common Stock and the meetings of the stockholders of Moxham and BT Financial, respectively, at which the Merger is to be considered;

          (ii) the approval of the Federal Reserve Board and the DOB of BT Financial's acquisition of all of the issued and outstanding shares of Moxham;

          (iii) the approval of the stockholders of Moxham;

          (iv) the approval of the stockholders of BT Financial; and

          (vi) the expiration of any regulatory waiting period.

     (e) SEC Documents. Moxham has made available to BT Financial a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Moxham with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since December 31, 1993 (as such documents have since the time of their filing been amended, the "Moxham SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange Act) that Moxham was required to file with the SEC since that date. As of their respective dates of filing with the SEC, the Moxham SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Moxham SEC Documents, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Moxham included in the Moxham SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-QSB of the SEC) and fairly present in all material respects the consolidated financial position of Moxham and its consolidated Subsidiaries as at the dates thereof and the consolidated results of operations, changes in stockholders' equity and cash flows of such companies for the periods then ended. All material agreements, contracts and other documents required to be filed as exhibits to any of the Moxham SEC Documents have been so filed.

     (f) Subsidiaries. Exhibit 21 to Moxham's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1994 includes all the Subsidiaries of Moxham as of the date of this Agreement. Moxham owns, directly or indirectly, beneficially and of record 100% of the issued and outstanding voting securities of each such Subsidiary (other than directors' qualifying shares, if any). Each of Moxham's Subsidiaries that is a bank (as defined in the BHC Act) is an "insured bank" as defined in the FDIA and applicable regulations thereunder. No deposits of Moxham's subsidiaries are insured by the SAIF. All of the shares of capital stock of each of the Subsidiaries held by Moxham Subsidiary are fully paid and nonassessable and are owned by Moxham or a Subsidiary of Moxham free and clear of any claim, lien or encumbrance.

     (g) Absence of Certain Changes or Events. Except as disclosed in the Moxham SEC Documents filed prior to the date of this Agreement, since December 31, 1994, Moxham and its Subsidiaries have not incurred any material liability, except in the ordinary course of their businesses consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the business, financial condition or results of operations of Moxham or any of its Subsidiaries which has had, or is reasonably likely to have, a material adverse effect on Moxham, and Moxham and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

     (h) Certain Changes.  Since December 31, 1994, there has been:

          (i) no change in the organization, key personnel or method of doing business of Moxham or any of its Subsidiaries, except for changes in the ordinary course of business, none of which, individually or in the aggregate, has been material to the business or financial condition of Moxham on a consolidated basis;

          (ii) no damage, destruction or casualty loss with respect to property owned or leased by Moxham or any of its Subsidiaries (whether or not covered by insurance) which affected or could affect the business or financial condition or results of Moxham on a consolidated basis;

          (iii) no changes in the authorized or issued shares of Moxham Common Stock or Moxham Preferred Stock and no declaration or payment of distributions or dividends with respect to the Moxham Common Stock or redemption or repurchase of any such shares, except as otherwise permitted by Section 4.3(c) of this Reorganization Agreement and except for changes occurring as a result of any conversion of Moxham Preferred Stock into Moxham Common Stock; and

          (iv) no acquisition by Moxham or any of its Subsidiaries of the assets or more than 5% of the outstanding voting capital stock of another company.

     (i) Taxes. Moxham and its Subsidiaries have filed when due all returns ("Returns") for and paid in full all Taxes to the extent such filings and payments were required prior to the date of this Reorganization Agreement. Such filings comply with all applicable laws and are true, correct and complete. Any amounts set up as accruals or reserves in the audited consolidated financial statements of Moxham are sufficient for the payment of all Taxes, whether or not presently being asserted or assessed, the liability for which has arisen from any action of Moxham or any of its Subsidiaries prior to the dates of such financial statements. No claims are currently being made by any taxing authority with respect to any Return, and Moxham has no knowledge of any basis for any such claims. Proper and accurate amounts have been withheld and remitted by Moxham and its Subsidiaries from and for their employees for all prior periods in compliance with the tax withholding provisions of applicable federal, state and local law. Moxham has not had any Tax deficiencies proposed or assessed against it and has not executed any waiver or extended the statute of limitations on the audit of any Return or the assessment or collection of any Tax.

     (j) Compliance with Laws. Moxham and each of its Subsidiaries are in compliance in all material respects with all laws and regulations applicable to their respective operations or with respect to which compliance is a condition of engaging in the business thereof. Moxham and its Subsidiaries have paid all assessments and filed all reports and statements required to be filed with respect thereto under the rules and regulations of the DOB and the OCC.

     (k) Environmental.

          (i) There are no Environmental Conditions applicable to Moxham or any of its Subsidiaries;

          (ii) There are no underground storage tanks located beneath the Owned Real Property or any real property leased by Moxham or any of its Subsidiaries (the "Leased Real Property");

          (iii) No investigation, administrative order, consent order, agreement, litigation or settlement with respect to any Environmental Condition is proposed, threatened or in existence and neither Moxham nor any of its Subsidiaries has received any communication from or on behalf of any governmental authority that alleges that any such Environmental Condition exists;

          (iv) Neither Moxham nor any of its Subsidiaries has transported any Hazardous Substances or arranged for the transportation of such Hazardous Substances to any location which is listed or proposed for listing under CERCLA or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against Moxham or any of its Subsidiaries for clean-up costs, remedial work, damages to natural resources or for personal injury claims, including, but not limited to, claims under CERCLA.

     (l) Insurance. Neither Moxham nor any of its Subsidiaries is in default with respect to any provisions of any liability or other forms of insurance held by it or has failed to give any notice or present any claim thereunder in a due and timely fashion. All polices of insurance are in full force and effect and are carried in an amount and are otherwise adequate to protect Moxham from any material adverse loss on a consolidated basis. Neither Moxham nor any of its Subsidiaries has been denied any application for insurance or had any policy of insurance terminated during the past three years, or has been notified of any pending termination.

     (m) ERISA.

          (i) Disclosure. Moxham has previously delivered to BT Financial a true, correct and complete list of all qualified pension and profit-sharing plans, all deferred compensation, consultant, bonus and group insurance contracts and other incentive, welfare and employee benefit plans and agreements that are presently in effect for the benefit of employees or former employees of either Moxham or any of its Subsidiaries. Moxham has made available to BT Financial, as to each plan where applicable, a true and correct copy of (A) such plan, (B) the most recent annual report (Form
     5500) filed with the Service, (C) each trust agreement and group annuity contract relating to such plan, (D) the most recent actuarial report or valuation relating to such plan that was delivered to either Moxham or any of its Subsidiaries by the actuary for the plan and (E) the most recent favorable Service determination letter with respect to such plan. Moxham has previously delivered to BT Financial a list of all employee benefit plans (as defined in Section 3(3) of ERISA) and each other employee benefit arrangement, contract, agreement or policy, including, without limitation, pension or profit sharing or thrift plans, contributions to medical benefit, death benefit and disability programs, and vacation and sick leave policies applicable to employees of either Moxham or any of its Subsidiaries (hereinafter referred to collectively as the "Plans"). All Plans have been operated substantially in accordance with their respective terms and there have been no operational defects in the operation of the Plans. All Plans have complied in all material respects with applicable requirements of the Code and any predecessor federal income tax laws, ERISA, the health care continuation requirements of COBRA, all other applicable laws, and any applicable collective bargaining agreements. Without limiting the generality of the foregoing, Moxham and its Subsidiaries have provided all notices and other correspondence to employees and former employees required by the health care continuation provisions of COBRA, except where the failure to provide any such notice would not have a material adverse effect on Moxham on a consolidated basis.

          (ii) Liabilities. Neither Moxham nor its Subsidiaries nor any Plan has incurred any liability to the PBGC or excise tax payable to the Service with respect to any Plans, and neither Moxham nor any of its Subsidiaries has incurred any liability under Section 4201 of ERISA for a complete or partial withdrawal from, nor does it have any obligation to contribute to, a multiemployer plan. Neither Moxham nor its Subsidiaries have knowledge of any circumstances that would adversely affect the qualification of the Plans or their compliance with the applicable requirements of ERISA, of any "reportable event" (within the meaning of Section 4043(b) of ERISA) or of any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Code) which circumstances, reportable event or prohibited transaction has occurred and which could reasonably be expected to result in any tax or liability material to Moxham on a consolidated basis. All such Plans have assets valued at fair market value which are equal to 110% of the accumulated benefit obligations (as calculated on a termination basis using the actuarial assumptions set forth in the respective plans and the interest rate for immediate annuities as published by the PBGC and in effect for terminations in November, 1995 under such Plans).

     (n) Representations Not Misleading. No representation or warranty by Moxham in this Reorganization Agreement contains, and no written statement, exhibit or schedule furnished to BT Financial by or on behalf of Moxham or any of its Subsidiaries under this Reorganization Agreement will contain as of the date thereof, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained herein or therein not misleading in any material respect, when taken as a whole.

     (o) Information Supplied. None of the information supplied or to be supplied by Moxham for inclusion or incorporation by reference in

          (i) the Registration Statement will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and

          (ii) the Prospectus/Proxy Statement will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Prospectus/Proxy Statement (except for such portions thereof that relate only to BT Financial) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

     (p) Accounting Matters. Neither Moxham nor any of its Subsidiaries, has through the date hereof taken or agreed to take any action that would prevent BT Financial from accounting for the business combination to be effected by the Merger as a "pooling of interests".

     (q) Certain Agreements. Except as disclosed in the Moxham SEC Documents filed prior to the date of this Agreement or as disclosed in writing to the other party prior to the date hereof and except for this Agreement, as of the date of this Agreement, neither Moxham nor any of its Subsidiaries is a party to any oral or written

          (i) consulting agreement not terminable on six months or less notice involving the payment of more than $50,000 per annum;

          (ii) collective bargaining agreement covering any employees in the United States;

          (iii) employment agreement with any director, officer or employee of Moxham or Subsidiary of Moxham;

          (iv) other agreement with any director, officer or other employee of Moxham or any Subsidiary of Moxham the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Moxham, Moxham Bank or FNB Garrett of the nature contemplated by this Agreement, except for Moxham's Executive Retirement Plan, as amended through December 12, 1995; or

          (v) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

     (r) Agreements with Bank Regulators. Neither Moxham nor any of its Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has Moxham been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission, or any such board resolutions.

     (s) Loan Loss Reserve. The loan loss reserve maintained by each of Moxham Bank and FNB Garrett for all loans in its portfolio is adequate in all respects under the requirements of generally accepted accounting principles and practices within the financial institutions industry to cover all reasonably anticipated risks of nonpayment with regard to the loan portfolio of each of Moxham Bank and FNB Garrett.

     (t) Fidelity Bonds. Each of Moxham Bank and FNB Garrett has maintained continuously fidelity bonds insuring it against acts of dishonesty by each of its employees in aggregate amounts as are customary, usual and prudent for savings institutions of its size, which coverage currently is $2,000,000. Since December 31, 1994 there have been no claims under such bonds, and Moxham is not aware of any facts which would form the basis of a claim under such bonds. Moxham has no reason to believe that its fidelity coverage will not continue to be available on substantially the same terms as its existing coverage.

     4.2. Representations and Warranties of BT Financial. BT Financial represents and warrants to Moxham as follows:

     (a) Organization and Capitalization. BT Financial is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has full power and authority to carry on its business as it is now being conducted and to carry out the transactions contemplated by this Reorganization Agreement. The authorized capital stock of BT Financial consists of 10,000,000 shares of common stock, par value $5 per share, of which 3,826,581 shares are issued and outstanding as of the date hereof and no shares are held in the treasury of BT Financial, and 2,000,000 shares of preferred stock, of which no shares are issued and outstanding. All issued and outstanding shares of BT Financial Common Stock are validly issued, fully paid and nonassessable. There is no subscription, option, warrant, call, right, stock appreciation right or commitment of any kind obligating BT Financial to issue any of its stock or to acquire any of its stock under any circumstances or to pay cash on account of stock appreciation.

     (b) Authority for Transactions. This Reorganization Agreement has been, and the Articles of Merger and the Certificate of Merger, when executed and delivered, will have been, duly and validly authorized, executed and delivered by BT Financial, subject only to the approval of the stockholders of BT Financial and Moxham, the DOB and the Federal Reserve Board, and constitutes the valid and binding obligations of BT Financial and are and will be enforceable in accordance with their respective terms.

     (c) No Conflicts. Neither the execution, delivery and performance of this Reorganization Agreement by BT Financial nor the consummation of the Transactions nor compliance by BT Financial with any of the provisions hereof will

          (i) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of BT Financial or any of its Subsidiaries under any of the terms, conditions or provisions of, (A) the articles of incorporation or bylaws, as amended, of BT Financial or any of its Subsidiaries or (B) any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BT Financial or any of its Subsidiaries is a party or by which either of them is bound or to which any of their respective properties or assets may be subject, or

          (ii) violate any judgment, ruling, order, writ, injunction, decree, statute, rule or regulation applicable to them or any of their respective properties or assets.

          (d) Consents and Approvals. No consents or approvals of or filings or registrations with any third party or any public body, agency or authority are necessary in connection with the execution and delivery by BT Financial of this Reorganization Agreement, its performance of the transactions contemplated hereby and consummation of the transactions contemplated hereby except for

          (i) the filing with any federal or state governmental authority of a Prospectus/Proxy Statement, a Registration Statement and any other applicable securities filings relating to the issuance of BT Financial Common Stock and the meetings of the stockholders of Moxham and BT Financial, respectively, at which the Merger is to be considered;

          (ii) the approval of the Federal Reserve Board and the DOB of BT Financial's acquisition of all of the issued and outstanding shares of Moxham;

          (iii) the approval of the stockholders of Moxham;

          (iv) the approval of the stockholders of BT Financial;

          (v) the obtaining of any necessary third party consents ; and

          (vi) the expiration of any regulatory waiting period.

     (e) SEC Documents. BT Financial has made available to Moxham a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by BT Financial with the SEC (other than reports filed pursuant to Section 13(d) or 13(g) of the Exchange Act) since December 31, 1993 (as such documents have since the time of their filing been amended, the "BT Financial SEC Documents"), which are all the documents (other than preliminary material and reports required pursuant to Section 13(d) or 13(g) of the Exchange
Act) that BT Financial was required to file with the SEC since that date. As of their respective dates of filing with the SEC, the BT Financial SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such BT Financial SEC Documents, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of BT Financial included in the BT Financial SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Form 10-Q of the SEC) and fairly present in all material respects the consolidated financial position of BT Financial and its consolidated Subsidiaries as at the dates thereof and the consolidated results of operations, changes in stockholders' equity and cash flows of such companies for the periods then ended. All material agreements, contracts and other documents required to be filed as exhibits to any of the BT Financial SEC Documents have been so filed.

     (f) Subsidiaries. Exhibit 21 to BT Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 includes all the Subsidiaries of BT Financial as of the date of this Agreement.

BT Financial owns, directly or indirectly, beneficially and of record 100% of the issued and outstanding voting securities of each such Subsidiary. Each of BT Financial's Subsidiaries that is a bank (as defined in the Bank Holding Company
Act) is an "insured bank" as defined in the FDIA and applicable regulations thereunder. All of the shares of capital stock of each of the Subsidiaries held by BT Financial Subsidiary are fully paid and nonassessable and are owned by BT Financial or a Subsidiary of BT Financial free and clear of any claim, lien or encumbrance.

     (g) Absence of Certain Changes or Events. Except as disclosed in the BT Financial SEC Documents filed prior to the date of this Agreement, since December 31, 1994, BT Financial and its Subsidiaries have not incurred any material liability, except in the ordinary course of their businesses consistent with their past practices, nor has there been any change, or any event involving a prospective change, in the business, financial condition or results of operations of BT Financial or any of its Subsidiaries which has had, or is reasonably likely to have, a material adverse effect on BT Financial, and BT Financial and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with their past practices.

     (h) Representations Not Misleading. No representation or warranty by BT Financial in this Reorganization Agreement contains, and no written statement, exhibit or schedule furnished to Moxham by or on behalf of BT Financial or any of its Subsidiaries under this Reorganization Agreement will contain as of the date thereof, any untrue statement of a material fact or omits, or will omit, to state a material fact necessary to make the statements contained herein or therein not misleading in any material respect, when taken as a whole.

     (i) Information Supplied. None of the information supplied or to be supplied by BT Financial for inclusion or incorporation by reference in

          (i) the Registration Statement will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and

          (ii) the Prospectus/Proxy Statement will, at the date of mailing to stockholders and at the times of the meetings of stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Prospectus/Proxy Statement (except for such portions thereof that relate only to Moxham) will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC thereunder.

     (j) Accounting Matters. Neither BT Financial nor any of its Subsidiaries, has through the date hereof taken or agreed to take any action that would prevent BT Financial from accounting for the business combination to be effected by the Merger as a "pooling of interests".

     (k) Employment Matters. BT Financial intends to offer the following employees of Moxham or its Subsidiaries employment at will with BT Financial or its Subsidiaries with salaries and benefits commensurate with the salaries and benefits available to employees in comparable positions at BT Financial or its Subsidiaries, as the case may be: Messrs. J.W. Smith, R.G. Case, P.J. Hayes, R.L. Hackett, R.W. Brant, S.C. Witt, Ms. S.F. Joseph and Mr. H.E. Hudnall.

     4.3. Covenants of Moxham.  Moxham hereby covenants and agrees that:

     (a) Access to Corporate Records. Until the Closing Date, Moxham and its Subsidiaries shall give BT Financial and its representatives full access during normal business hours to all their property, documents, contracts and records and such information with respect to their business affairs and properties as BT Financial from time to time may reasonably request; provided, however, that neither Moxham nor its Subsidiaries shall be required to give such access or information to the extent that it is prohibited therefrom by a rule, regulation or order of any regulatory body. All documents, contracts, records or information obtained pursuant to this Section 4.3(a) shall be and remain subject to the confidentiality provisions of Section 2.8 of this Reorganization Agreement. Moxham shall immediately notify BT Financial of any amendment to or modification of any forecasts previously delivered to BT Financial.

     (b) Financial Statements and Internal Audit Reports. Moxham shall promptly provide BT Financial with copies of its annual, quarterly and monthly financial statements for the periods ending between the date of this Reorganization Agreement and the Effective Time. Moxham shall promptly forward to BT Financial copies of Moxham's periodic internal audit reports. Moxham shall also promptly provide or permit inspection of all reports filed by it or any of its Subsidiaries during such period with the OCC or the Federal Reserve Board and copies of all notices or reports sent to its stockholders to the extent permitted by law and all notices, reports, and review letters received from the OCC or the Federal Reserve Board. Until the Closing Date, Moxham will provide copies of all such financial statements and notices, reports and review letters to BT Financial on a prompt and timely basis.

     (c) Negative Covenants--Conduct of Business. Except with the prior written consent of BT Financial, neither Moxham nor any of its Subsidiaries shall, on or after the date hereof:

          (i) issue any capital notes or shares of its capital stock, declare or distribute any stock dividend, authorize a stock split, or authorize, issue or make any other distribution of, on, or with respect to, its capital stock, except

          (A) up to 74,722 shares of Moxham Common Stock may be issued after December 31, 1994 in connection with Moxham's Dividend Reinvestment Plan;

          (B) Moxham may pay regular quarterly dividends in an amount not to exceed $.16 per share of Moxham Common Stock and $2.00 per share of Moxham Preferred Stock;

          (C) issuance of Moxham Common Stock upon conversion of Moxham Preferred Stock.

          (ii) merge with, consolidate with, sell its assets to, or acquire substantially all the assets of, any other corporation, bank or person, or enter into any other transaction not in the ordinary course of business;

          (iii) make any direct or indirect redemption, purchase or other acquisition of any of its capital stock;

          (iv) create any pension or profit sharing plan, bonus, deferred compensation, death benefit or retirement plan, or any other fringe benefit, enter into any employment contract (written or otherwise), or grant any bonuses to any officer, director or employee;

          (v) amend its articles of incorporation or bylaws except as may be necessary to consummate the transactions contemplated by this Reorganization Agreement or as required by law;

          (vi) incur any liability or obligation or make any commitment or disbursement, acquire or dispose of any property or asset, make any contract or agreement, or engage in any transaction, except in the ordinary course of business;

          (vii) increase the rate of compensation of any director, officer, employee or agent or enter into any agreement to increase the rate of compensation of any director, officer or employee, other than normal increases in the ordinary course of business and consistent with past practice;

          (viii) intentionally do anything or intentionally fail to do anything which will cause a breach or a default under any contract, agreement, commitment or obligation to which it is a party or by which it may be bound;

          (ix) except for securities transactions effected in the ordinary course of business with the prior consent of BT Financial (which consent shall not be unreasonably withheld), make any capital expenditures in excess of $ 25,000 in the aggregate; or modify or extend any service bureau contracts, hardware/software maintenance agreements, lease agreements or other contracts that involve annual payments by Moxham or any of its Subsidiaries that exceed $5,000 per contract or $20,000 in the aggregate;

          (x) change its lending, borrowing, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law, regulation or regulatory directives, except that, in connection with the closing of the transactions contemplated hereby, Moxham shall, and it shall cause its Subsidiaries to, cooperate in good faith with BT Financial to adopt policies, practices and procedures consistent with those utilized by BT Financial and its Subsidiary s;

          (xi) open, close or move any of the branch offices of Moxham Bank or FNB Garrett except for the pending sale of Moxham's Salem 22 Plaza office;

          (xii) purchase any securities, including, without limitation, mortgage-backed securities, at a price approximately fifty basis points above or below the face value of such securities.

     (d) Notice of Changes. Until the Effective Time, Moxham and its Subsidiaries shall give BT Financial prompt written notice of any change or inaccuracies in any data previously given or made available to BT Financial pursuant to this Reorganization Agreement.

     (e) Acquisition Proposals. Neither Moxham nor any of its Subsidiaries nor any of its officers and directors or the directors and officers of its Subsidiaries nor any of its other affiliates (as defined in Rule 12b-2 under the Exchange Act) (each, an "Affiliate") shall, and Moxham shall cause it and its Subsidiaries' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by Moxham or any of its Subsidiaries and any individual member or employee of the foregoing) (each, an "Agent") not to,

          (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its respective stockholders or any of them) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, it or any of its Subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or

          (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or

          (iii) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal.

Moxham shall notify BT Financial immediately if any inquiries, proposals or offers related to an Acquisition Proposal are received by, any confidential information or data is requested from, or any negotiations or discussions related to an Acquisition Proposal are sought to be initiated or continued with it or any individual or entity referred to in the first sentence of this Section 4.3(e), and of the terms and other details of any such Acquisition Proposal or request.

     4.4. Covenants of Both Parties. Both of the Parties covenants and agrees that:

     (a) Conduct of Business. From and after the date hereof and until the Closing Date, each Party shall, and shall cause each of its Subsidiaries to:

          (i) carry on its business diligently and substantially in the same manner as heretofore and, except as otherwise provided in this Reorganization Agreement, will not institute any unusual or novel methods of management or operation of its properties or business;

          (ii) maintain its books and records in the usual, ordinary and normal course;

          (iii) promptly advise the other Party in writing of (A) the initiation of any litigation of any kind against it or any litigation by it and (B) the happening of any event which in the reasonable belief of its management may have an adverse effect on either Moxham on a consolidated basis or BT Financial on a consolidated basis, as the case may be;

          (iv) continue in effect its present insurance coverage at the present levels on all properties, assets, business and personnel;

          (v) use its best efforts to preserve its business organization intact, to keep available its present employees, to preserve its relationships with customers and others having business dealings with it and to maintain all of its tangible property in customary repair, order and condition (reasonable wear and tear excepted); and

          (vi) ensure that its executive officers shall meet periodically with the executive officers of the other Party to exchange information on their respective institutions, and to facilitate an orderly transition following the Closing Date.

     (b) Best Efforts. Each of Moxham and BT Financial shall, and shall cause its Subsidiaries to, use all reasonable efforts:

          (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement as promptly as practicable, subject to the appropriate vote of stockholders of Moxham and BT Financial; and

          (ii) to obtain (and to cooperate with the other Party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and or any other public or private third party which is required to be obtained or made by such Party or any of its Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement; provided, however, that a Party shall not be obligated to take any action pursuant to the foregoing if the taking of such action or such compliance or the obtaining of such consent, authorization, order, approval or exemption is likely, in such Party's reasonable opinion, to result in a condition or restriction on such Party or on BT Financial having an effect of the type referred to in Section 4.1(g) or Section 4.2(g), as the case may be. Each of Moxham and BT Financial will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, any of them or any of their Subsidiaries in connection with the foregoing.

     (c) Other Actions. No Party shall, or shall permit any of its Subsidiaries to, intentionally take any action that would, or reasonably might be expected to, result in any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to such exceptions as do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Party or on the BT Financial following the Effective Time, or in any of the conditions to the Merger set forth in Article V not being satisfied, or (unless such action is required by applicable law or sound banking practice) which would adversely affect the ability of any of them to obtain any of the Requisite Regulatory Approvals without imposition of a condition or restriction which would be unduly burdensome in the judgment of BT Financial.

     (d) Accounting Methods. Neither BT Financial nor Moxham shall change its methods of accounting in effect at December 31, 1994, except as required by changes in generally accepted accounting principles as concurred in by such party's independent auditors. Neither BT Financial nor Moxham will change its fiscal year.

     (e) Pooling and Tax-Free Reorganization Treatment. Neither BT Financial nor Moxham shall, or shall permit any of its Subsidiaries to, intentionally take or cause to be taken any action, whether before or after the Effective Time, which would disqualify the Merger and the Bank Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

     (f) Environmental Studies. Within forty-five days following the date of this Reorganization Agreement, Moxham shall cause to be completed by independent consultants that are acceptable to BT Financial, and, at Moxham's sole cost and expense, a Phase I environmental assessment ("Phase I assessment") and a structural site inspection, including a written report thereof ("Site Inspection Report"), of each of Moxham's Owned Real Property and shall deliver a copy of such Phase I assessment to BT Financial. If BT Financial should determine pursuant to the results of such Phase I assessment that (i) there has been any storage, discharge, disposal, release or emission of any Hazardous Substance in, on or from any Owned Real Property and (ii) BT Financial reasonably believes that it could become responsible for the remediation of such storage, discharge, disposal, release or emission or become liable for monetary damages resulting therefrom, then

BT Financial shall inform Moxham in writing with specificity within fifteen business days of BT Financial's receipt of the Phase I assessment. Further, if BT Financial should determine pursuant to the results of the Site Inspection Report that any of the Owned Real Property is structurally damaged, BT Financial shall inform Moxham in writing within fifteen business days' receipt of the Site Inspection Report of the specific structural damage to the Owned Real Property. Upon receipt of a notice from BT Financial in connection with the Phase I assessment or Site Inspection Report, Moxham shall, at its sole cost and expense (subject to the limitation set forth below), take necessary actions to correct the specific defects set forth in the notice. Upon completion of such corrective action to the satisfaction of BT Financial, or Moxham's proving to BT Financial that BT Financial would not be responsible for remediation or be liable for monetary damages (unless, in BT Financial's reasonable opinion, the results of the Phase I assessment or the Site Inspection Report would materially adversely affect the marketability of said property), BT Financial shall remove any objection it may have with respect to that certain parcel of Owned Real Property and proceed promptly toward Closing. If the costs to remedy the specific defects set forth in the Phase I assessment or Site Inspection Report are anticipated to exceed $100,000 in the aggregate, BT Financial, in its sole discretion, may terminate this Reorganization Agreement.

     4.5. Covenants of BT Financial. BT Financial hereby covenants and agrees that:

     (a) Access to Corporate Records. Until the Closing Date, BT Financial shall give Moxham and its representatives full access during normal business hours to all its property, documents, contracts and records and such information with respect to its business affairs and properties (in each case including those of its Subsidiaries) as Moxham from time to time may reasonably request; provided, however, that BT Financial shall not be required to give such access or information to the extent that it is prohibited therefrom by a rule, regulation or order of any regulatory body. All documents, contracts, records or information obtained pursuant to this Section 4.5(a) shall be and remain subject to the confidentiality provisions of Section 2.8 of this Reorganization Agreement.

     (b) Financial Statements. BT Financial shall promptly provide Moxham with copies of its annual and quarterly financial statements, as included in its reports on Form 10-K or 10-Q, respectively, as filed with the SEC pursuant to the requirements of the Exchange Act, for the periods ending between the date of this Reorganization Agreement and the Effective Time. Until the Closing Date, BT Financial will provide copies of any reports it files with the SEC under the Exchange Act to Moxham on a prompt and timely basis.

     (c) Notice of Changes. Until the Effective Time, BT Financial shall give Moxham prompt written notice of any material change or inaccuracies in any data previously given or made available to Moxham pursuant to this Reorganization Agreement.

     (d) Employee Matters.

     (i) As of the Effective Time, BT Financial and its Subsidiaries shall attempt to cause all persons who are employed by Moxham and/or any of its Subsidiaries on such date to be employed by Subsidiaries of BT Financial and, as soon as practicable after the Effective Time, with benefits which in the aggregate are no less favorable than those generally afforded to other employees of BT Financial or its Subsidiary providing such employment. Prior service with Moxham or its Subsidiaries shall not be considered for purposes of determining eligibility for or vesting of such employee benefits, nor for any other purpose. This Section 4.5(d) shall not be construed

        (A) to limit the ability of BT Financial and its Subsidiaries to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate or

        (B) to require BT Financial or its Subsidiaries to provide employees or former employees with post-retirement medical benefits.

Any employee who has the benefit of an employment or severance agreement who shall be offered employment by BT Financial or any BT Financial Subsidiary and who shall accept such employment shall be required, as a condition to such employment, to agree in writing to the termination of such agreement from and after the Effective Time.

          (ii) any full-time employee of Moxham or any Moxham Subsidiary whose employment is terminated, other than for cause, by BT Financial or Johnstown Bank, as the case may be, within six months after the Effective Time, and not offered a comparable job with BT Financial or a Subsidiary of BT Financial, will be paid, in addition to accrued vacation pay, sick leave and other similar amounts customarily paid by such person's employer, severance pay equal to one week's W-2 compensation multiplied by each year of service with Moxham or any Moxham Subsidiary not exceeding three months salary for any employee having less than 15 years of continuous service as a full-time employee of Moxham and its Subsidiaries and their respective predecessors and not exceeding six months salary for any employee having 15 or more years of such continuous service. For purposes of this section, a job shall not be considered comparable if it requires the employee to work less than 30 hours per week or is at a location more than 45 miles from an employee's office of employment as of the date of this Reorganization Agreement.

     (e) Indemnification of Moxham Officers and Directors. After the Effective Time, BT Financial, as successor to Moxham, shall indemnify and hold harmless any former directors, officers, employees or agents of either Moxham, FNB Garrett or Moxham Bank who have rights to indemnification under the articles of incorporation and bylaws of Moxham, FNB Garrett or Moxham Bank, as the case may be, and the BCL from and against any and all claims, losses, liabilities or damages arising out of or in connection with any of their activities in such capacities or on behalf of, or at the request of Moxham, FNB Garrett or Moxham Bank prior to the Effective Time ("Claims") in accordance with and to the extent required under the articles of incorporation and bylaws of Moxham, FNB Garrett and Moxham Bank and the BCL. Further, BT Financial shall be obligated to advance expenses incurred with respect to the foregoing, as they are incurred, in each case only to the extent such advances are required under the articles of incorporation and bylaws of Moxham, FNB Garrett or Moxham Bank as in effect on the date hereof and the BCL. The obligations of BT Financial specified in the preceding sentences shall survive the Merger and shall continue in full force and effect following the Effective Time for a period of no more than one year; provided, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim. BT Financial shall provide officers and directors liability insurance coverage for all former directors and officers of Moxham, FNB Garrett and Moxham Bank, whether or not they become part of the BT Financial organization after the Effective Time, to the same extent as such coverage is provided to BT Financial's officers and directors for a period of one year following the Effective Time. This section shall not increase, in any manner, any liabilities or obligations BT Financial would otherwise have as the successor by merger to Moxham, nor does it increase any rights or grant any additional rights to any former directors, officers, employees or agents of Moxham, FNB Garrett or Moxham Bank.

     (f) Bank Regulatory Applications. As promptly as practicable after the date hereof.

          (i) BT Financial and/or its Subsidiaries, as appropriate, shall submit any requisite applications for prior approval of the transactions contemplated herein and in the Bank Plan of Merger to the appropriate federal and state (if applicable) financial institution regulatory authorities depending upon the structure of the Merger and the Bank Merger,

          (ii) BT Financial shall submit an application for prior approval of the Bank Merger to the Federal Reserve Board pursuant to the Bank Merger Act and Section 5(d)(3) of the FDIA,

          (iii) each of the Parties hereto shall, and they shall cause their respective Subsidiaries to, submit any applications, notices or other filings to any other state or federal government agency, department or body the approval of which is required for consummation of the Merger and the Bank Merger. Moxham and BT Financial each represents and warrants to the other that all information concerning it, its Subsidiaries and their respective directors, officers, stockholders and Subsidiaries included (or submitted for inclusion) in any such application shall be true, correct and complete in all material respects.

                                   ARTICLE V

                              CONDITIONS PRECEDENT

     5.1. Conditions Precedent to the Obligations of BT Financial. The obligations of BT Financial to consummate the transactions contemplated by this Reorganization Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by BT Financial to the extent permitted by law:

     (a) Performance of Covenants. Each of the acts and undertakings to be performed by Moxham hereunder on or before the Closing Date shall have been duly performed; and the Chief Executive Officer of Moxham shall have executed and delivered to BT Financial a certificate, dated as of the Closing Date, to that effect.

     (b) Representations True at Closing. The representations and warranties made by Moxham herein shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such time (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), and the Chief Executive Officer of Moxham shall have executed and delivered to BT Financial a certificate, dated as of the Closing Date, to that effect.

     (c) Certified Resolutions. Moxham shall have furnished BT Financial with a certified copy of resolutions duly adopted by its Board of Directors and stockholders authorizing and approving this Reorganization Agreement and the transactions contemplated hereby and thereby.

     (d) Moxham Shareholder Approval. This Reorganization Agreement shall have been approved by

          (i) the affirmative vote of the holders of seventy percent (70%) of the outstanding shares of Moxham Common Stock, and

          (ii) the affirmative vote of a majority of the holders of Moxham Preferred Stock entitled to vote thereon.

     (e) Government Approvals and Other Consents. BT Financial, Moxham and their Subsidiaries shall have received in form and substance satisfactory to BT Financial all necessary federal and state governmental and regulatory approvals and other consents necessary to permit consummation of the Merger and the Bank Merger (including but not limited to approvals of the FDIC, the Federal Reserve Board, the DOB or other applicable federal regulatory agency and the stockholders of Moxham and the stockholders of BT Financial). No such approvals and consents shall require BT Financial or such Subsidiary to enter into any agreement or stipulation that is inconsistent with prior OCC, DOB or Federal Reserve Board practice or procedure, and all applicable waiting periods required by law shall have expired or elapsed.

     (f) No Injunction. No action, proceeding, regulation or legislation shall have been instituted or threatened before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain substantial damages in respect of, or which is related to or arises out of, this Reorganization Agreement, the consummation of the transactions contemplated hereby or the Bank Merger, which, in the good faith judgment of BT Financial, would make it inadvisable to consummate such transactions.

     (g) No Material Misstatements or Omissions. BT Financial shall not have discovered any material error, misstatement or omission in any of the representations or warranties of Moxham contained in this Reorganization Agreement or in any certification or information furnished in writing or to be furnished in writing to BT Financial hereunder, or in the information to be furnished by Moxham and contained in the Registration Statement or any material failure to perform or satisfy any covenants of Moxham and its Subsidiaries contained herein.

     (h) Changes in Financial Condition. Since September 30, 1995, there shall not have occurred any material adverse change in the business, financial condition, results of operations or prospects of Moxham on a consolidated basis, other than changes resulting from or attributable to changes in laws or regulations, generally accepted accounting principles, or interpretations thereof, that affect Moxham's industry generally.

     (i) Registration Statement. The Registration Statement covering the shares of BT Financial Common Stock to be issued to the stockholders of Moxham under this Reorganization Agreement shall have been declared effective by the SEC, shall be exempt or declared effective in each state having jurisdiction thereon, and no stop order proceeding shall be pending or threatened with respect thereto.

     (j) Opinion of Counsel. An opinion of Plowman, Spiegel & Lewis, P.C., counsel for Moxham, FNB Garrett and Moxham Bank, shall have been delivered to BT Financial, dated the Closing Date, and in form and substance satisfactory to BT Financial and its counsel, as to the matters set forth in Sections 4.1(a) through (e) inclusive. In expressing such opinion, counsel may rely on opinions of other counsel to Moxham and its Subsidiaries, certificates of officers and other representatives of Moxham and its Subsidiaries as to matters of fact and certificates of public officials as to matters within their jurisdiction.

     (k) Fairness Opinion. BT Financial shall have received a fairness opinion from Berwind Financial Group, L.P. its financial advisor, as of the date of the mailing of the Prospectus/Proxy Statement to its stockholders, in form and substance satisfactory to BT Financial, to the effect that the Merger is fair, from a financial point of view, to the stockholders of BT Financial based upon the market price of the BT Financial Common Stock as of the date of such opinion.

     (l) Accounting Opinion. BT Financial shall have received an opinion from Coopers & Lybrand L.L.P. as of the Closing Date that the Merger shall be accounted for as a pooling of interests in accordance with generally accepted accounting principles.

     (m) BT Financial Shareholder Approval. This Reorganization Agreement shall have been approved by the affirmative vote of the majority of votes cast by all holders of BT Financial Common Stock entitled to vote thereon.

     (n) Tax Ruling or Opinion. BT Financial shall have received a Private Letter Ruling from the Service or an opinion of Kirkpatrick & Lockhart LLP, counsel to BT Financial, in form and substance reasonably satisfactory to BT Financial, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that accordingly:

          (i) No gain or loss will be recognized by BT Financial or Moxham as a result of the Merger; and

          (ii) No gain or loss will be recognized by the stockholders of Moxham who or which exchange their Moxham Common Stock solely for BT Financial Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in BT Financial Common Stock).

In rendering such opinion, Kirkpatrick & Lockhart LLP may require and rely upon representations contained in certificates of officers of BT Financial, Moxham and others.

     (o) Dissenters' Shares. The number of Dissenters' Shares (treating all Moxham Preferred Stock shares as if they had converted into Moxham Common Stock) as of the Closing Date shall be less than 10% of the issued and outstanding shares of Moxham Common Stock.

     5.2. Conditions Precedent to the Obligations of Moxham. The obligations of Moxham to consummate the transactions contemplated by this Reorganization Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, all or any of which may be waived, in whole or in part, by Moxham to the extent permitted by law:

     (a) Performance of Covenants. Each of the acts and undertakings to be performed by BT Financial hereunder on or before the Closing Date shall have been duly performed; and the Chief Executive Officer of BT Financial shall have executed and delivered to Moxham a certificate, dated as of the Closing Date, to that effect.

     (b) Representations True at Closing. The representations and warranties made by BT Financial herein shall be true and correct in all material respects on the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such time (or as of the date when made in the case of any representation and warranty which specifically relates to an earlier date), except for the issuance of additional shares of BT Financial Common Stock or preferred stock, and the Chief Executive Officer of BT Financial shall have executed and delivered to Moxham a certificate, dated as of the Closing Date, to that effect.

     (c) Certified Resolutions. BT Financial shall have furnished Moxham with a certified copy of resolutions duly adopted by the Board of Directors of BT Financial authorizing this Reorganization Agreement and the transactions contemplated hereby.

     (d) BT Financial Shareholder Approval. This Reorganization Agreement shall have been approved by the affirmative vote of the majority of votes cast by all holders of BT Financial Common Stock entitled to vote thereon.

     (e) Government Approvals and Other Consents. BT Financial and Moxham shall have received all necessary federal and state governmental and regulatory approvals, stockholder and stockholder approvals and other consents necessary to permit consummation of the Merger, the Bank Merger (including but not limited to approvals of the Federal Reserve Board and the DOB and the stockholders of Moxham and the stockholders of BT Financial), and all applicable waiting periods required by law shall have expired or elapsed.

     (f) No Injunction. No injunction shall have been issued by any court or governmental agency which prohibits or restricts the consummation of the transactions contemplated by this Reorganization Agreement which, in the good faith judgment of Moxham, would make it inadvisable to consummate such transactions.

     (g) No Material Misstatements or Omissions. Moxham shall not have discovered any material error, misstatement or omission in any of the representations or warranties of BT Financial contained in this Reorganization Agreement or in any certification or information furnished in writing or to be furnished in writing to Moxham hereunder, or in the information to be furnished by BT Financial and contained in the Prospectus/Proxy Statement furnished to the stockholders of Moxham in connection with the Merger or any material failure to perform or satisfy any covenants of BT Financial contained herein.

     (h) Changes in Financial Condition. Since September 30, 1995, there shall not have occurred any material adverse change in the financial condition of BT Financial on a consolidated basis, other than changes resulting from or attributable to changes in laws or regulations, generally accepted accounting principles, or interpretations thereof, that affect BT Financial's industry generally.

     (i) Registration Statement. The Registration Statement covering the shares of BT Financial Common Stock to be issued to the stockholders of Moxham under this Reorganization Agreement shall have been declared effective by the SEC, shall be exempt or declared effective in each state having jurisdiction thereon, and no stop order proceeding shall be pending or threatened with respect thereto.

     (j) Opinion of Counsel. An opinion of Kirkpatrick & Lockhart LLP, counsel for BT Financial, shall have been delivered to Moxham, dated the Closing Date, and in form and substance satisfactory to Moxham and its counsel, as to the matters set forth in Sections 4.2(a) through (e) inclusive. In expressing such opinion, counsel may rely on opinions of other counsel to BT Financial, certificates of officers and other representatives of BT Financial as to matters of fact and certificates of public officials as to matters within their jurisdiction.

     (k) Fairness Opinion. Moxham shall have received, as of the date of the mailing of the Prospectus/ Proxy Statement to its stockholders to consider and vote upon the Merger, an opinion from Hopper Soliday & Co., its investment advisor, in form and content satisfactory to Moxham, to the effect that the Merger is fair, from a financial point of view, to the stockholders of Moxham.

     (l) Moxham Shareholder Approval. This Reorganization Agreement shall have been approved by

          (i) the affirmative vote of the holders of seventy percent (70%) of the outstanding shares of Moxham Common Stock, and

          (ii) the affirmative vote of a majority of the holders of Moxham Preferred Stock entitled to vote thereon.

     (m) Tax Ruling or Opinion. Moxham shall have received a Private Letter Ruling from the Service or an opinion of Kirkpatrick & Lockhart LLP, counsel to BT Financial, in form and substance reasonably satisfactory to Moxham, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368 of the Code and that accordingly:

          (i) No gain or loss will be recognized by BT Financial or Moxham as a result of the Merger; and

          (ii) No gain or loss will be recognized by the stockholders of Moxham who or which exchange their Moxham Common Stock solely for BT Financial Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in BT Financial Common Stock).

In rendering such opinion, Kirkpatrick & Lockhart LLP may require and rely upon representations contained in certificates of officers of BT Financial, Moxham and others.

     5.3. Waivers. A condition precedent as set forth in this Article V shall be deemed to be satisfied if it has been materially and reasonably satisfied, and no Party shall fail to consummate the transactions described herein by reason of a breach of any covenant or the failure to satisfy a condition precedent unless such breach or failure is material to such transactions as a whole. Any condition waived in writing by the Party entitled to the benefit thereof shall thereafter cease to be a condition precedent for purposes of this
Article V.

                                   ARTICLE VI

                              BROKERS AND EXPENSES

     6.1. Brokers. Each Party represents and warrants to each other Party that no broker or finder has acted for it in connection with the execution and delivery of this Reorganization Agreement or the transactions contemplated hereby, except for Berwind Financial Group, L.P. on behalf of BT Financial and Hopper Soliday & Co. on behalf of Moxham. Each Party shall be indemnified and held harmless by the other from any claim, suit, loss or expense resulting from a breach of the foregoing representation and warranty.

     6.2. Expenses. Except as provided in Section 2.7 hereof, all expenses incurred by each Party in connection with or related to the authorization, preparation and execution of this Reorganization Agreement, the solicitation of stockholder and stockholder approval and all other matters related to the closing of the transactions contemplated hereby and thereby, including without limiting the generality of the foregoing, all fees and expenses of agents, representatives, counsel and accountants employed by any such Party and the broker referred to in Section 6.1, shall be borne solely and entirely by the Party which has incurred the same.

                                  ARTICLE VII

                                 MISCELLANEOUS

     7.1. Further Assurances. From time to time as and when requested by BT Financial, or its successors or assigns, Moxham, or the officers and directors of Moxham last in office prior to consummation of the Merger, shall execute and deliver such further agreements, documents, deeds and other instruments and shall take or cause to be taken such other actions, including those as shall be necessary to vest or perfect in or to confirm of record or otherwise in the Resulting Company title to and possession of all the property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Moxham as shall be necessary or advisable to carry out the purposes of and effect the transactions contemplated by this Reorganization Agreement.

     7.2. Survival of Representations, Warranties and Covenants. All representations, warranties and covenants in this Reorganization Agreement or in any instrument delivered pursuant hereto shall expire on, and be terminated and extinguished on, the Closing Date, other than covenants that by their terms are to survive or be performed after the Closing Date.

     7.3. Notices. All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered or sent by first-class registered or certified mail, postage prepaid, with return receipt requested, as follows:

     (a) If to Moxham to:

         J. William Smith
         President and Chief Executive
         Moxham Bank Corporation
         540 Central Avenue
         Johnstown, PA 15902

         with a copy to:

         Charles B. Jarrett, Jr., Esquire
         Plowman, Spiegel & Lewis, P.C.
         Grant Building, Suite 230
         Pittsburgh, PA 15219

     (b) If to BT Financial, to:

         John H. Anderson
         Chairman and Chief Executive Officer
         BT Financial Corporation
         551 Main Street
         Johnstown, PA 15901

         with a copy to:

         Dennis M. Sheedy, Esq.
         Kirkpatrick & Lockhart LLP
         1500 Oliver Building
         Pittsburgh, PA 15222

or to such other address as any such person may designate in writing to the other Parties at the addresses listed above, in accordance with this Section.

     7.4 Third Party Beneficiaries. Nothing contained in this Reorganization Agreement, including without limitation Sections 4.2(k) and 4.5(d), shall be deemed to be a contract for employment nor a guaranty or right to employment with BT Financial or its Subsidiaries for any person, nor shall anything contained in this Reorganization Agreement constitute an agreement by BT Financial or its Subsidiaries not to revise, amend, revoke, or terminate any employee benefit plan or arrangement that it may in the future make available to its employees. This Agreement is not intended to confer third party beneficiary rights on any person not a Party to this Agreement, except that each of the eight persons named in Section 4.2(k) shall have the right to sue BT Financial for breach of the representation contained in Section 4.2(k) but only as such representation applies to such person; such right to sue shall expire six months after the Closing Date.

     7.5. Binding Effect. This Reorganization Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns. This Reorganization Agreement may not be assigned by any Party without the express written consent of the other Party.

     7.6. Headings. The Article, Section, paragraph and other headings in this Reorganization Agreement are inserted solely as a matter of convenience and for reference and are not a part of this Reorganization Agreement.

     7.7. Counterparts. This Reorganization Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

     7.8. Integration. This Reorganization Agreement constitutes the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, arrangements or communications, oral or written, between the Parties hereto with respect to the subject matter hereunder. This Reorganization Agreement may be changed, waived, discharged or terminated only by an instrument in writing signed by the Party against which the enforcement of such change, waiver, discharge or termination is sought.

     7.9. Amendments. Any of the terms or conditions of this Reorganization Agreement may be waived at any time by the Party which is entitled to the benefit thereof, or any of such terms or conditions may be amended or modified in whole or in part at any time before or after the vote of the stockholders of Moxham and stockholders of BT Financial on this Reorganization Agreement to the extent permitted by law by agreement in writing, executed in the same manner as this Reorganization Agreement after authorization to do so by the Board of Directors of each Party; provided, however, that such action shall be taken only if, in the judgment of the Boards of Directors of each Party taking the action, such waiver or such amendment or modification will not have a material adverse effect on the benefits intended under this Reorganization Agreement to such Party and its stockholders, unless this Reorganization Agreement, as modified, is resubmitted to the stockholders for their approval.

     7.10. Governing Law. This Reorganization Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to its provisions regarding conflict of law, and, where the context so requires, under applicable federal law.

     7.11. Incorporation by Reference. Any and all schedules, exhibits, annexes, statements, reports, certificates or other documents or instruments referred to herein or attached hereto are incorporated herein by reference thereto as though fully set forth at the point referred to in this Reorganization Agreement.

     IN WITNESS HEREOF, each Party hereto has caused this Reorganization Agreement to be executed on its behalf and its corporate seal to be affixed hereto by its duly authorized officers, all as of the day and year first above set forth.

ATTEST:                                           MOXHAM BANK CORPORATION

/S/ P. JAMES HAYES                                BY: /S/ J. WILLIAM SMITH
- ---------------------------------------------         -------------------------------------
Secretary                                             J. William Smith
                                                      President and Chief Executive Officer

ATTEST:                                           BT FINANCIAL CORPORATION

/S/ LAURA L. ROTH                                 BY: /S/ JOHN H. ANDERSON
- ---------------------------------------------         -------------------------------------
Secretary                                             John H. Anderson
                                                      Chairman and Chief Executive Officer

                                                                       EXHIBIT A

                              BANK PLAN OF MERGER

     THIS PLAN OF MERGER ("Plan of Merger"), dated as of January 12, 1996, is made by and between Johnstown Bank and Trust Company, a Pennsylvania chartered bank ("Johnstown Bank"), and The Moxham National Bank of Johnstown, a national banking association ("Moxham"), The First National Bank of Garrett, a national banking association ("Garrett") (Moxham and Garrett being referred to herein as the "Moxham Banks").

     WHEREAS, the Board of Directors of Johnstown Bank has determined that it is desirable and in the best interests of Johnstown Bank, its depositors and the community it serves that Johnstown Bank merge with the Moxham Banks, with Johnstown Bank remaining as the resulting institution thereafter, pursuant to the terms and conditions hereof;

     WHEREAS, the Boards of Directors of the Moxham Banks have determined that it is desirable and in the best interests of each of the Moxham Banks, their depositors and the community they serve that the Moxham Banks merge with and into Johnstown Bank, with Johnstown Bank remaining as the resulting institution thereafter, pursuant to the terms and conditions hereof;

     WHEREAS, BT Financial Corporation, the sole holder of all the outstanding capital stock of Johnstown Bank, has authorized and approved the merger of the Moxham Banks into Johnstown Bank as herein provided for; and

     WHEREAS, Moxham Bank Corporation, the sole holder of all of the outstanding capital stock of each of the Moxham Banks, has authorized and approved the merger of the Moxham Banks into Johnstown Bank as herein provided for.

     NOW, THEREFORE, in consideration of the mutual covenants set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Johnstown Bank and the Moxham Banks hereby agree as follows:

     1. The Merger. Subject to and on the terms and conditions set forth in this Plan of Merger, on the Effective Date (as defined in Section 3 below) the Moxham Banks shall be merged simultaneously with and into Johnstown Bank, with Johnstown Bank remaining as the resulting institution (the "Resulting Institution"), pursuant to the laws of the Commonwealth of Pennsylvania (the "Merger"). On the Effective Date, the following shall occur:

     (a) the existence of each party to this Plan of Merger, except the Resulting Institution, shall cease as a separate entity but shall continue in, and the parties to this Plan of Merger shall be, a single corporation, which shall be the Resulting Institution and which shall have without further act or deed, all the property, rights, powers, duties and obligations of each party to this Plan of Merger; and

     (b) no liability of any party to this Plan of Merger, or of its trustees, officers or directors shall be affected, nor shall any lien on any property of a party to this Plan of Merger be impaired, by the Merger. Any claim existing or action pending by or against any party to this Plan of Merger may be prosecuted to judgment as if the Merger had not taken place or the Resulting Institution may be substituted in its place.

     2. Regulatory Approvals. Notwithstanding any other provision of this Plan of Merger, the Merger shall not be effective unless and until approved by the Pennsylvania Department of Banking (the "Department of Banking") and the Board of Governors of the Federal Reserve System (the "FRB") (the Department of Banking and the FRB are collectively referred to herein as the "Regulators"). Johnstown Bank and the Moxham Banks shall cooperate in the preparation and filing of an Application for Merger ("Merger Application") with the Department of Banking and all other applications, documents and instruments required or necessary to be prepared and filed with the Regulators to obtain approval of the Merger.

     3. Effective Date. As used in this Plan of Merger, "Effective Date" shall mean the close of business on any date following the merger of Moxham Bank Corporation into BT Financial Corporation on which the

Articles of Merger executed by Johnstown Bank and the Moxham Banks are filed with the Pennsylvania Department of State (the "Articles of Merger").

     4. Conversion of Shares.  The Merger shall be effected as follows:

     (a) All shares of the common stock of the Moxham Banks issued and outstanding or held in the treasury of the Moxham Banks immediately before the Effective Date shall, by virtue of the Merger and without any action by the holder of such shares or by the Moxham Banks, be canceled and retired on the Effective Date, and no cash, securities or other consideration shall be paid or delivered in exchange for the Moxham Banks common stock.

     (b) Each authorized and issued share of the capital stock of Johnstown Bank shall remain outstanding.

     5. Name of the Resulting Institution. The name of the Resulting Institution shall be "Johnstown Bank and Trust Company."

     6. Articles of Incorporation and Bylaws. At the Effective Date, the articles of incorporation and bylaws of Johnstown Bank as in effect immediately prior to the Effective Date shall be the articles of incorporation and bylaws of the Resulting Institution.

     7. Directors. The persons who shall constitute the Board of Directors of Johnstown Bank immediately prior to the Merger shall, on the Effective Date, be the Board of Directors of the Resulting Institution. In addition, Charles T. Evans and seven additional persons selected by mutual agreement of Johnstown Bank and the Moxham Banks shall become directors of the Resulting Institution on the Effective Date. Such Directors shall serve until the 1997 annual meeting of Shareholders of the Resulting Institution, or until their successors are duly elected and qualified.

     8. Officers. Each individual who was an officer of Johnstown Bank immediately prior to the Merger shall, on the Effective Date, become an officer of the Resulting Institution with the same title as such individual had immediately before the Merger. The officers of the Moxham Banks shall not become officers of the Resulting Institution unless elected to office by resolution of the Board of Directors of the Resulting Institution after the Merger.

     9. Conditions. The obligations of the parties hereto to effect the Merger are subject to the following conditions, any or all of which may be waived by agreement of the parties, except that the conditions set forth in subsections
(b) and (c) of this Section 9 are not waivable:

     (a) each party hereto shall have performed and complied with in all material respects its covenants and agreements contained herein; and

     (b) the Merger Application shall have been approved or deemed approved by the Department of Banking and all other applications, documents and instruments required or necessary in order to effect the consummation of the Merger shall have been approved by the Regulators; and

     (c) if any waiting period imposed by applicable state or federal law or the regulations promulgated thereunder shall remain unexpired upon the satisfaction of the last to be satisfied of subsections (a) and (b) of this Section 9, such waiting period shall have expired; and

     (d) the merger of The Moxham Bank Corporation with and into BT Financial Corporation shall have become effective.

     10. Termination. This Plan of Merger may be terminated (the "Termination Date") prior to the Effective Date (i) by the mutual consent of the Boards of Directors of Johnstown Bank and the Moxham Banks and (ii) automatically if the Effective Date does not occur on or before May 30, 1996, or such later date as Johnstown Bank and the Moxham Banks may mutually agree.

     11. Expenses. Each of Johnstown Bank and the Moxham Banks shall pay its own costs and expenses incurred in connection with the Merger.

     12. Notices. All notices, waivers and other communications by Johnstown Bank and the Moxham Banks hereunder shall be in writing and shall be deemed to have been given when delivered in person or sent by registered or certified mail, postage prepaid, addressed as follows:

If to Johnstown Bank:    Johnstown Bank and Trust Company
                         532-534 Main Street
                         Johnstown, PA 15901

                         Attention: President

If to Moxham Bank:       The Moxham National Bank
                         540 Central Avenue
                         Johnstown, PA 15902

                         Attention: President

If to FNB Garrett:       The First National Bank of Garrett
                         Jackson Street
                         P.O. Box 247
                         Garrett, PA 15542

                         Attention: President

     13. Amendments. To the extent permitted by law, this Plan of Merger may be amended only by a writing duly executed by the parties hereto.

     14. Successors. This Plan of Merger shall be binding on the successors of Johnstown Bank and the Moxham Banks.

     15. Counterparts. This Plan of Merger may be executed in one or more counterparts, all of which shall be considered one and the same Plan of Merger and each of which shall be deemed an original.

     16. Headings. The section headings contained in this Plan of Merger are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.

     17. Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania.

     IN WITNESS WHEREOF, Johnstown Bank and the Moxham Banks have caused this Plan of Merger to be duly executed as of the date first above written.

ATTEST:                                           JOHNSTOWN BANK & TRUST COMPANY

BY: /S/ LAURA L. ROTH                             BY: /S/ ERIC RUMMEL
    -----------------------------------------         ------------------------------------
                                                      Eric Rummel, President

ATTEST:                                           MOXHAM NATIONAL BANK

BY: /S/ P. JAMES HAYES                            BY: /S/ J. WILLIAM SMITH
    -----------------------------------------         ------------------------------------
                                                      J. William Smith, President and
                                                      Chief Executive Officer
ATTEST:
                                                  THE FIRST NATIONAL BANK OF GARRETT

BY: /S/ ROBERT W. BRANT                           BY: /S/ STANLEY C. WITT
    -----------------------------------------         ------------------------------------
                                                      Stanley C. Witt, President and
                                                      Chief Executive Officer

                                                                         ANNEX B

                            FORM OF FAIRNESS OPINION

                                                                         BERWIND

                                                           FINANCIAL GROUP, L.P.

                                                              Investment Banking
                                                                Merchant Banking

April  , 1996

Board of Directors
BT Financial Corp.
532-534 Main Street
Johnstown, Pennsylvania 15901

Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of BT Financial Corp. ("BT") of the financial terms of the proposed merger between BT and Moxham Bank Corporation ("Moxham"). The terms of the proposed merger (the "Proposed Merger") between BT and Moxham are set forth in the Agreement and Plan of Merger (the "Merger Agreement") and provide that each outstanding common share of Moxham will be converted into the right to receive 1.15 shares of BT Common Stock and each outstanding share of preferred stock will be converted into the right to receive 6.325 shares of BT Common Stock.

     Berwind Financial Group, L.P., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and security transactions, including mergers, acquisitions, private placements and valuations for various other purposes and in the determination of adequate consideration in such transactions.

     In arriving at our opinion, we have, among other things: (i) reviewed the historical financial performance, current financial position and general prospects of BT and Moxham; (ii) reviewed the Merger Agreement; (iii) reviewed the Proxy Statement/Prospectus; (iv) studied and analyzed the consolidated financial and operating data of BT and Moxham; (v) considered the terms and conditions of the Proposed Merger between BT and Moxham as compared with the terms and conditions of comparable bank mergers and acquisitions; (vi) met and/or communicated with certain members of BT and Moxham's senior management to discuss their operations, historical financial statements, and future prospects; and (vii) conducted such other financial analyses, studies and investigations as we deemed appropriate.

     Our opinion is given in reliance on information and representations made or given by BT and Moxham and their respective officers, directors, auditors, counsel and other agents, and on filings, releases and other public information issued by BT and Moxham including financial statements, financial projections, and stock price data as well as certain information from recognized independent sources. We have not independently verified the information concerning BT and Moxham nor other data which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data. Additionally, we assume that the Proposed Merger is, in compliance with and legal under applicable law.

     With regard to financial and other information relating to the general prospects of BT and Moxham, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgments of the managements of BT and Moxham as to BT's and Moxham's most likely future performance. For BT and Moxham, we have assumed the allowance for loan losses indicated on the balance sheets of each entity is adequate to cover such losses; we have not reviewed the credit files of either BT or

Moxham. Also, in rendering our opinion, we have assumed that in the course of obtaining the necessary regulatory approvals for the Proposed Merger, and in preparation of the final proxy statement, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Proposed Merger to BT.

     Our opinion is based upon information provided to us by the managements of BT and Moxham, as well as market, economic, financial, and other conditions as they exist and can be evaluated only as of the date hereof and speaks to no other period. Our opinion pertains only to the financial consideration of the Proposed Merger and does not constitute a recommendation to the Board of BT.

     Based on the foregoing, it is our opinion that, as of the date hereof, the Proposed Merger between BT and Moxham is fair, from a financial point of view, to the shareholders of BT.

                                        Sincerely,

                                        BERWIND FINANCIAL GROUP, L.P.

                                                                         ANNEX C

                            FORM OF FAIRNESS OPINION

April   , 1996

Board of Directors
Moxham Bank Corporation
540 Central Avenue
Johnstown, PA 15902

Gentlemen:

     You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, of the terms of the proposed merger (the "Merger") of Moxham Bank Corporation ("Moxham") with and into BT Financial Corporation ("BT Financial"). Pursuant to the Agreement and Plan of Merger dated January 12, 1996 between Moxham and BT Financial, each outstanding share of Moxham common stock will be converted into and become the right to receive 1.15 shares of BT Financial common stock and each share of Moxham preferred stock will be converted into and become the right to receive 6.325 shares of BT Financial common stock (the "Merger Consideration").

     Hopper Soliday & Co., Inc. ("Hopper Soliday"), as a customary part of its investment banking business, is engaged in valuing businesses and their securities in connection with mergers and acquisitions, stock purchase offers, negotiated underwritings, secondary distributions of securities, private placements and for estate, corporate reorganization and other purposes.

     Hopper Soliday reviewed, among other things: (i) Moxham's Annual Reports on Form 10-K and related financial information for the five fiscal years ended December 31, 1995, and Moxham's Quarterly Reports on Form 10-Q and related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995, and September 30, 1995; (ii) BT Financial's Annual Reports on Form 10-K and related financial information for the five fiscal years ended December 31, 1995, and BT Financial's Quarterly Reports or Form 10-Q and related unaudited financial information for the quarterly periods ended March 31, 1995, June 30, 1995 and September 30, 1995; (iii) certain information concerning the respective businesses, operations, regulatory condition and prospects of Moxham and BT Financial, including financial forecasts, relating to the business, earnings, assets and prospects of Moxham and BT Financial, furnished to Hopper Soliday by Moxham and BT Financial, which Hopper Soliday discussed with members of senior management of Moxham and BT Financial; (iv) historical market prices and trading activity for the Moxham Common Stock and BT Financial Common Stock and similar data for certain publicly traded companies which Hopper Soliday deemed to be relevant; (v) the results of operations of Moxham and BT Financial and similar data for certain companies which Hopper Soliday deemed to be relevant; (vi) the financial terms of the Merger contemplated by the Agreement and the financial terms of certain other mergers and acquisitions which Hopper Soliday deemed to be relevant; (vii) the pro forma impact of the Merger on the earnings and book value per share, consolidated capitalization and certain balance sheet and profitability ratios of BT Financial; (viii) the Agreement; and (ix) such other matters as Hopper Soliday deemed necessary. Hopper Soliday also met with certain members of senior management and other representatives of Moxham and BT Financial to discuss the foregoing as well as other matters Hopper Soliday deemed relevant.

     In conducting our review and in arriving at our opinion, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or that which was publicly available and did not attempt independently to verify such information. We relied upon the managements of Moxham and BT Financial as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases thereof) provided to us and assumed that such forecasts and projections reflected the best currently available estimates and judgements of such managements and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such managements. We also assumed, without independent verification, that the aggregate allowances for loan losses for Moxham and

BT Financial were adequate to cover such losses. We did not make or obtain any evaluations or appraisals of the assets of Moxham and BT Financial, nor did we examine any individual loan credit files. Our opinion is limited to the fairness, from a financial point of view, to the shareholders of Moxham of the Merger Consideration.

     In rendering our opinion we have assumed that in the course of obtaining the necessary regulatory approvals for the Merger, no conditions will be imposed that will have a material adverse effect on the contemplated benefits of the Merger to either Moxham or, on a pro forma basis, BT Financial, following the Merger. Our opinion necessarily is based upon conditions as they exist on, and can be evaluated as of, the date of this letter.

     On the basis of the aforementioned analysis, and subject to the qualifications described above, as of the date hereof, we are of the opinion that the Merger Consideration provided for by the Merger Agreement is fair to the shareholders of Moxham from a financial point of view.

                                        Very truly yours,

                                        Hopper Soliday & Co., Inc.

                                                                         ANNEX D

           PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988, AS AMENDED,
                     PROVISIONS FOR DISSENTING SHAREHOLDERS

     Section 1930. Dissenters Rights

     (A) General Rule. If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

     (B) Plans Adopted by Directors Only. Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) (relating to adoption by board of directors).

     (C) Cross References. See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

     Subchapter D. Dissenters Rights

     Section 1571. Application and Effect of Subchapter

     (A) General Rule. Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

     Section 1906(c) (relating to dissenters rights upon special treatment).

     Section 1930 (relating to dissenters rights).

     Section 1931(d) (relating to dissenters rights in share exchanges).

     Section 1932(c) (relating to dissenters rights in asset transfers).

     Section 1952(d) (relating to dissenters rights in division).

     Section 1962(c) (relating to dissenters rights in conversion).

     Section 2104(b) (relating to procedure).

     Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

     Section 2325(b) (relating to minimum vote requirement).

     Section 2704(c) (relating to dissenters rights upon election).

     Section 2705(d) (relating to dissenters rights upon renewal of election).

     Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

     Section 7104(b)(3) (relating to procedure).

     (B) Exceptions.

          (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

        (i) listed on a national securities exchange; or

        (ii) held of record by more than 2,000 shareholders;

     shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

          (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

        (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

        (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

        (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

          (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

     (C) Grant of Optional Dissenters Rights. The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

     (D) Notice of Dissenters Rights. Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

          (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

          (2) a copy of this subchapter.

     (E) Other Statutes. The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

     (F) Certain Provisions of Articles Ineffective. This subchapter may not be relaxed by any provision of the articles.

     (G) Cross References. See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

     Section 1572. Definitions

     The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

     "Corporation." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

     "Dissenter." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

     "Fair Value." The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

     "Interest." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

     Section 1573. Record and Beneficial Holders and Owners

     (A) Record Holders of Shares. A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

     (B) Beneficial Owners of Shares. A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

     Section 1574. Notice of Intention to Dissent

     If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

     Section 1575. Notice to Demand Payment

     (A) General Rule. If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

          (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

          (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

          (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

          (4) Be accompanied by a copy of this subchapter.

     (B) Time for Receipt of Demand for Payment. The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

     Section 1576. Failure to Comply with Notice to Demand Payment, Etc.

     (A) Effect of Failure of Shareholder to Act. A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

     (B) Restriction on Uncertificated Shares. If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

     (C) Rights Retained by Shareholder. The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

     Section 1577. Release of Restrictions or Payment for Shares

     (A) Failure to Effectuate Corporate Action. Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

     (B) Renewal of Notice to Demand Payment. When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

     (C) Payment of Fair Value of Shares. Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

          (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

          (2) A statement of the corporation's estimate of the fair value of the shares.

          (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

     (D) Failure to Make Payment. If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value.

     Section 1578. Estimate by Dissenter of Fair Value of Shares

     (A) General Rule. If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

     (B) Effect of Failure to File Estimate. Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

     Section 1579. Valuation Proceedings Generally

     (A) General Rule.  Within 60 days after the latest of:

          (1) effectuation of the proposed corporate action;

          (2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

          (3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

     if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

     (B) Mandatory Joinder of Dissenters. All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

     (C) Jurisdiction of the Court. The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

     (D) Measure of Recovery. Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

     (E) Effect of Corporation's Failure to File Application. If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

     Section 1580. Costs and Expenses of Valuation Proceedings

     (A) General Rule. The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

     (B) Assessment of Counsel Fees and Expert Fees Where Lack of Good Faith Appears. Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

     (C) Award of Fees for Benefits to Other Dissenters. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 1741 of the BCL provide that a business corporation shall have the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action by or in the right of the corporation, Section 1742 limits such indemnification to expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless, and only to the extent that, a court determines upon application that, despite the adjudication of liability but in view of all the circumstances, such person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

     Section 1744 of the BCL provides that, unless ordered by a court, any indemnification described above shall be made by the corporation only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the indemnitee has met the applicable standard of conduct. Such determination shall be made:

          (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or

          (2) if such a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

          (3) by the shareholders.

     Notwithstanding the above, Section 1743 of the BCL provides that to the extent a director, officer, employee or agent of a business corporation is successful on the merits or otherwise in defense of any proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 1745 of the BCL provides that expenses (including attorneys' fees) incurred by an officer, director, employee or agent of a business corporation in defending any such action or proceeding may be paid by the corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking to repay the amount advanced if it is ultimately determined that the indemnitee is not entitled to be indemnified by the corporation.

     Section 1746 of the BCL provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the provisions described above are not exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, and that indemnification may be granted under any bylaw, agreement, vote of shareholders or directors or otherwise for any action taken or any failure to take any action whether or not the corporation would have the power to indemnify the person under any other provision of law and whether or not the indemnified liability arises or arose from any action by or in the right to the corporation; provided, however, that no indemnification may be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     Section 24.1 of the registrant's By-laws provides that the registrant shall indemnify, to the fullest extent now or hereafter permitted by law, each director or officer (including each former director or officer) of the registrant who was or is made a party to or a witness in or is threatened to be made a party to or a witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was an authorized representative of the registrant, against all expenses (including attorneys' fees and disbursements), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding.

     Section 24.2 of the registrant's By-laws provides that the registrant shall pay expenses (including attorneys' fees and disbursements) incurred by a director or officer of the registrant referred to in Section 24.1 in defending or appearing as a witness in any civil or criminal action, suit or proceeding described in Section 24.1 in advance of the final disposition of such action, suit or proceeding. The expenses incurred by such director or officer shall be paid by the registrant in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by or on behalf of such director or officer to repay all amounts advanced if it shall ultimately be determined that he is not entitled to be indemnified by the registrant.

     Section 1747 of the BCL permits a Pennsylvania business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions described above.

     Section 24.5 of the registrant's By-laws provides that, except in the circumstances set forth therein, the registrant shall purchase and maintain insurance on behalf of each director and officer against any liability asserted against or incurred by such director or officer in any capacity, or arising out of such director's or officer's status as such, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the By-laws.

     The registrant maintains directors' and officers' liability insurance covering its directors and officers with respect to liabilities, including liabilities under the Securities Act, which they may incur in connection with their serving as such. Such insurance may provide coverage for the directors and officers against certain liabilities even though such liabilities may not be covered by the above-described By-law indemnification provision.

     As permitted by Section 1713 of the BCL, the By-laws of the registrant provide that no director shall be personally liable for monetary damages for any action taken, or failure to take any action, except to the extent that such elimination or limitation of liability is expressly prohibited by law. The BCL states that this exculpation from liability does not apply (i) where the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, and (ii) to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for payment of taxes pursuant to federal, state or local law. It may also not apply to liabilities imposed upon directors by the federal securities laws.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

EXHIBIT NO.                                      DESCRIPTION
- ------------    ------------------------------------------------------------------------------
    2.1         Agreement and Plan of Reorganization by and between BT Financial Corporation and Moxham Bank Corporation, dated January 12, 1996 (a copy of which is attached as Annex A to the Joint Proxy Statement/Prospectus forming part of this registration statement).
   2.2.1        Agreement and Plan of Reorganization dated as of October 24, 1995, as amended by The First Amendment to Agreement and Plan of Reorganization dated March 27,
                1996 by and among BT Financial Corporation, Johnstown Bank and Trust Company
                and The Armstrong County Trust Company(1).
    2.3         Stock Purchase Agreement dated September 1, 1995 by and among Huntington
                Bancshares West Virginia, Inc., The Huntington National Bank of Pennsylvania
                and BT Financial Corporation.(2)
    3.1         Articles of Incorporation of BT Financial Corporation as amended to August 16,
                1991.(3)
    3.2         By-laws of BT Financial Corporation as amended to September 23, 1992.(4)
    5.1         Form of opinion of Kirkpatrick & Lockhart LLP as to legality of the shares of common stock, par value $5.00 per share, of BT Financial Corporation being registered.
    8.1         Form of opinion of Kirkpatrick & Lockhart LLP as to certain tax matters.*
    24.1        Consent of Coopers & Lybrand LLP.
    24.2        Consent of Barnes, Saly & Company.
    24.3        Consent of Kirkpatrick & Lockhart LLP (included in opinion filed as Exhibit
                5.1).
    24.4        Consent of Kirkpatrick & Lockhart LLP (included in opinion filed as Exhibit
                8.1).
    24.5        Consent of Berwind Financial Group, L.P.
    24.6        Consent of Hopper Soliday & Co.
    24.7        Consent of S.R. Snodgrass.
    25.1        Power of Attorney (filed herewith).
    99.1        Form of Proxy to be delivered to shareholders of BT Financial Corporation.
    99.2        Form of Proxy to be delivered to shareholders of Moxham Bank Corporation.

- ---------

(1) Incorporated by reference to Annex A and B to Amendment No. 1 to Registration Statement on Form S-4 (333-01797).

(2) Incorporated by reference to Current Report on Form 8-K dated December 14, 1995 (as amended).

(3) Incorporated by reference to Registration Statement on Form S-4 (No. 33-69112).

(4) Incorporated by reference to Registration Statement on Form S-4 (No. 33-69112).

* To be filed by amendment.

     (b) All financial statement schedules of BT Financial, Moxham and Armstrong are omitted because they are not required, are not applicable or the required information is given in the consolidated financial statements or notes thereto incorporated by reference herein (in the case of BT Financial Corporation) or as presented elsewhere herein (in the case of Moxham and Armstrong).

     (c) The opinion of Berwind Financial Group, L.P., is included as Annex B to the Joint Proxy Statement/Prospectus which forms a part of this registration statement.

     (d) The opinion of Hopper Soliday & Co. is included as Annex C to the Joint Proxy Statement/ Prospectus which forms a part of this registration statement.

ITEM 22. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on April 19, 1996.

                                            BT FINANCIAL CORPORATION

                                                /s/ JOHN H. ANDERSON
                                            By: ________________________

                                              John H. Anderson
                                              Chairman and Chief Executive
                                                Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, John H. Anderson, Steven Ackmann and Carl J. Motter, Jr. and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                             CAPACITY                       DATE
             ---------                             --------                       ----
       /s/ JOHN H. ANDERSON           Chairman, Chief Executive Officer      April 19, 1996
- -----------------------------------   and Director (Principal Executive
         John H. Anderson             Officer)

     /s/ MARK L. SOLLENBERGER         Executive Vice President,              April 19, 1996
- -----------------------------------   Treasurer and Assistant Secretary
       Mark L. Sollenberger           (Principal Financial Officer)

        /s/ DAVID A. CASADO           Vice President and Controller          April 19, 1996
- -----------------------------------   (Principal Accounting Officer)
          David A. Casado

       /s/ MARTIN L. BEARER           Director                               April 19, 1996
- -----------------------------------
         Martin L. Bearer

          /s/ BRUNO DEGOL             Director                               April 19, 1996
- -----------------------------------
            Bruno DeGol

                                      Director                               April   , 1996
- -----------------------------------
         Louis G. Galliker

       /s/ WILLIAM B. KANIA           Director                               April 19, 1996
- -----------------------------------
         William B. Kania

             SIGNATURE                             CAPACITY                       DATE
             ---------                             --------                       ----

                                      Director                               April   , 1996
- -----------------------------------
         L. Robert Kimball

                                      Director                               April   , 1996
- -----------------------------------
          Edward L. Mears

         /s/ ROGER S. NAVE            Director                               April 19, 1996
- -----------------------------------
           Roger S. Nave

       /s/ ETHEL J. OTROSINA          Director                               April 19, 1996
- -----------------------------------
         Ethel J. Otrosina

                                      Director                               April   , 1996
- -----------------------------------
      Robert G. Salathe, Jr.

       /s/ WILLIAM R. SNODDY          Director                               April 19, 1996
- -----------------------------------
         William R. Snoddy

     /s/ GERALD W. SWATSWORTH         Director                               April 19, 1996
- -----------------------------------
       Gerald W. Swatsworth

                                      Director                               April   , 1996
- -----------------------------------
            W.A. Thomas

                                      Director                               April   , 1996
- -----------------------------------
      Rowland H. Tibbott, Jr.

                               INDEX TO EXHIBITS

                                                                          PRIOR FILING
                                                                               OR
EXHIBIT NO.                     DESCRIPTION                          SEQUENTIAL PAGE NUMBER
- ------------  -----------------------------------------------    ------------------------------
    2.1       Agreement and Plan of Reorganization by and
              between BT Financial Corporation and Moxham
              Bank Corporation dated January 12, 1996 (a copy
              of which is attached as Annex A to the Joint
              Proxy Statement/ Prospectus forming part of
              this registration statement).
    2.2.1     Agreement and Plan of Reorganization dated as      Incorporated by reference to
              of October 24, 1995, as amended by the First       Annex A and B of Amendment No.
              Amendment to Agreement and Plan of                 1 to Registration Statement on
              Reorganization dated March 27, 1996 by and         Form S-4 (333-01797).
              among BT Financial Corporation, Johnstown Bank
              and Trust Company and The Armstrong County
              Trust Company.
    2.3       Stock Purchase Agreement dated September 1,        Incorporated by reference to
              1995 by and among Huntington Bancshares West       Current Report on Form 8-K
              Virginia, Inc., The Huntington National Bank of    dated December 14, 1995 (as
              Pennsylvania and BT Financial Corporation.         amended)
    3.1       Articles of Incorporation of BT Financial          Incorporated by reference to
              Corporation as amended to August 16, 1991.         Registration Statement on Form
                                                                 S-4 (No. 33-69112)
    3.2       By-laws of BT Financial Corporation as amended     Incorporated by reference to
              to September 23, 1992.                             Registration Statement on Form
                                                                 S-4 (No. 33-69112)
    5.1       Form of opinion of Kirkpatrick & Lockhart LLP
              as to legality of the shares of common stock,
              par value $5.00 per share, of BT Financial
              Corporation being registered.
    8.1       Form of opinion of Kirkpatrick & Lockhart LLP
              as to certain tax matters.*
    24.1      Consent of Coopers & Lybrand LLP.
    24.2      Consent of Barnes, Saly & Company.
    24.3      Consent of Kirkpatrick & Lockhart LLP (included
              in opinion filed as Exhibit 5.1).
    24.4      Consent of Kirkpatrick & Lockhart LLP (included
              in opinion filed as Exhibit 8.1).
    24.5      Consent of Berwind Financial Group, L.P.
    24.6      Consent of Hopper Soliday & Co.
    24.7      Consent of S.R. Snodgrass.
    25.1      Power of Attorney (included on page II-3
              herewith).
    99.1      Form of Proxy to be delivered to shareholders
              of BT Financial Corporation.
    99.2      Form of Proxy to be delivered to shareholders
              of Moxham Bank Corporation.

* To be filed by amendment.